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TABLE OF CONTENTS
SHUFFLE MASTER, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 14, 2008.

Registration No. 333–152000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SHUFFLE MASTER, INC.
(Exact Name of Registrant as Specified in its Charter)

Minnesota (State of Incorporation)	3990 (Primary Standard Industrial Classification Code Number)	41-1448495 (I.R.S. Employer Identification Number)

1106 Palms Airport Drive Las Vegas, Nevada 89119-3730 (702) 897-7150 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jerome R. Smith, Esq.
Senior Vice President and General Counsel
1106 Palms Airport Drive
Las Vegas, Nevada 89119-3730
(702) 897-7150
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kirk A. Davenport, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Phone: (212) 906-1200 Fax: (212) 751-4864	William M. Hartnett, Esq. Ann Makich, Esq. Cahill Gordon & Reindel LLP Eighty Pine Street New York, New York 10005 Phone: (212) 701-3000 Fax: (212) 269-5420

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 14, 2008

SHUFFLE MASTER, INC.

                  Shares

Common Stock

This is a public offering of common stock of Shuffle Master, Inc. We are offering             shares of our common stock. Our common stock is traded on The NASDAQ Global Select Market under the symbol "SHFL." As of July 11, 2008, the last reported sales price of our common stock was $4.25 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Shuffle Master, Inc.	$	$

We have granted the underwriters the right to purchase up to             additional shares of common stock to cover over-allotments.

Deutsche Bank Securities

Wachovia Securities
KeyBanc Capital Markets	Brean Murray, Carret & Co.

The date of this prospectus is                    , 2008.

        You should rely only on information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities and this prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where an offer or sale of shares would be unlawful. The information in this prospectus and any free writing prospectus prepared by us may be accurate only as of their respective dates.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

About this Prospectus

        Except where the context requires otherwise, in this prospectus, the "Company," "Shuffle Master," "we," "us," and "our" refer to Shuffle Master, Inc., a Minnesota corporation.

        For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of common stock and the distribution of this prospectus outside of the United States.

  European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), an offer of shares described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, has been approved in another Relevant Member State and notified the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of shares to the public may be made in that Relevant Member State at any time:

  •
  to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression, "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The Company has not authorized and does not authorize the making of any offer of shares through any financial intermediary on its behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, are authorized to make any further offer of the shares on behalf of the Company or the underwriters.

ii

  United Kingdom

        This prospectus is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such person together being referred to as "relevant persons." The common stock offered by this prospectus is only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Market Data

        This prospectus contains market data regarding the gaming industry that we obtained from publicly available information. Although we believe this data is reliable, we have not independently verified any of this information.

iii

PROSPECTUS SUMMARY

        The following summary contains basic information about us and this offering. It does not contain all of the information that you should consider in making your investment decision. You should read and consider carefully all of the information in this prospectus, including the information set forth under "Risk Factors," as well as the more detailed financial information, including the consolidated financial statements and related notes thereto, appearing elsewhere before making an investment decision.

Shuffle Master, Inc.

Overview

        We specialize in providing casino and other gaming customers with products and services that improve their table game speed, profitability, productivity and security. We operate through four business segments: Utility, Proprietary Table Games, Electronic Table ("e-Table") Systems and Electronic Gaming Machines. Utility products include automatic card shufflers, Intelligent Table Systems components, such as our iShoe, and roulette chip sorters. Proprietary Table Games include live proprietary table games, progressive table games with bonus options, side bets for both our proprietary table games as well as public domain table games and proprietary table game licensing for other gaming media. Electronic Table Systems include electronic and wireless table gaming platforms. Electronic Gaming Machines are traditional video slot machines.

        We believe that installed units and installed seats are important gauges of segment performance because they measure historic market placements of leased and sold products and provide insight into potential markets for expansion of existing product placements, next generation products and service. As of April 30, 2008, we had an installed base of approximately 27,000 shuffler and other Utility products, approximately 6,000 live proprietary table game units, approximately 7,000 e-Table system seats and approximately 20,000 electronic gaming machine seats. Installed units is the sum of the product units currently under lease or license agreements plus the aggregate amount of product units we have sold since our inception. Similarly, installed seat base is the sum of the seats (with each chair at an electronic gaming table considered a seat) currently under lease plus the aggregate amount of seats we have sold since our inception. Some sold units and seats may no longer be in use by our casino customers or may have been replaced by other models. Accordingly, we are unable to determine the precise number of units or seats currently in use.

        We group our product offerings into four business segments, summarized as follows:

  •
  Utility.    Our Utility segment develops products for our casino customers that enhance table game speed, productivity, profitability and security. We introduced the first successful automatic card shuffling equipment to the gaming industry and we continue to develop and market a full complement of automatic card shufflers for use with the vast majority of card-based table games placed in casinos and other gaming locations, including our own proprietary table games. We are working on the development of next generation shufflers and technological advancements in the areas of card recognition, deck validation and remote diagnostics, among other improvements. Currently, our Utility segment revenue is derived substantially from the lease and sale of our automatic card shufflers and associated service revenue. We also offer chip-sorting products that simplify the handling of gaming chips on high volume roulette tables. Additionally, we have acquired or are developing products (such as our iShoe™ card reading shoe) that gather data and enable casinos to track table game play. These products are intended to cost-effectively provide casinos and our other customers with data on table game play for security and marketing purposes, which in turn allows them to increase their profitability.

  •
  Proprietary Table Games.    Our Proprietary Table Games ("PTG") segment develops and delivers proprietary table games which enhance our casino customers' and other licensed operators' table game operations. Products in this segment include our proprietary table games as well as proprietary features added to public domain games such as poker, baccarat, pai gow poker and blackjack table games. We believe we have a leading worldwide market position in proprietary table games, as our current proprietary table game titles include all of the top six most popular titles in the world and eleven of the top 15 most popular titles in the world.

            We intend to broaden our proprietary table game content through development and acquisition. By enhancing the value of our existing installed base with add-on features and capabilities and increasing our presence with new titles, we hope to increase our domestic market penetration and expand further into international markets. We have also begun to install proprietary progressives and side bets on public domain table games as well as on our proprietary table games. Additionally, to maximize the reach of our broad intellectual property portfolio, we have licensed several of our popular proprietary table game titles for use on non-traditional gaming formats.

  •
  Electronic Table Systems.    Our Electronic Table Systems ("ETS") segment develops and delivers various products involving popular table game content using e-Table game platforms. Our primary ETS products are Table Master™, Vegas Star® and Rapid Table Games™. Our Table Master™ and Vegas Star® products feature a virtual dealer which enables us to offer table game content in markets where live table games are not permitted, such as racinos, video lottery and arcade markets. Our Rapid Table Games™ products enable the automation of certain components of traditional table games such as data collection, placement of bets, collection of losing bets and payment of winning bets combined with live dealer and game outcomes. This automation provides benefits to both casino operators and players, including greater security and faster speed of play. We also offer our proprietary table games via wireless gaming solutions.

  •
  Electronic Gaming Machines.    Our Electronic Gaming Machines ("EGM") segment develops and delivers our PC-based video slot machines into select markets, primarily in Australia and Asia (together, "Australasia") and, to a lesser extent, Latin America. Although these products are designed primarily for the Australasian market, we are also exploiting the marketing of these products in other jurisdictions that do not require any significant incremental product design costs. Through our Stargames subsidiary, we offer an extensive selection of video slot titles which include a range of bonus round options and can be configured as a network of machines or as stand-alone units. In addition to selling the full EGM complement of hardware, operating system and game kit, we sell conversion kits which allow existing EGM terminals to be converted to other games on the Stargames platform. Popular titles for our EGMs include Drifting Sands 3, Ninja 3 and The Pink Panther series of linked games (Kelly Country, Deep Sea Dollars Cuba, Galapagos Wild and Tango Passion).

        For additional information about our segments, including segment revenue, operating income and assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related footnotes included elsewhere in this prospectus.

        Our Strategy.    We are currently implementing the following five-point strategic plan:

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  A renewed emphasis on leasing versus selling

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  Continued development of relevant technology to drive new products across all product lines

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  An effort to increase the return from existing assets already in the field by upgrading or adding new value elements

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  A value engineering program to reduce manufacturing costs across all product lines

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  The monetization of non-core assets and the utilization of the proceeds to reduce debt

Furthermore, this five-point strategic plan is the basis on which we are implementing our specific product strategies for the future, which are:

  •
  To focus on developing, manufacturing and marketing products that increase the speed, profitability, productivity and security of our casino and other customers in their table game operations.

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  To develop and market shufflers with advanced features and capabilities, such as optical card recognition, deck validation, and remote diagnostics to replace older generation shufflers and to further penetrate domestic and foreign markets with these products.

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  To market our next generation chip sorting device, the Easy Chipper C™, to simplify the process of handling gaming chips for our casino and other customers in their table game operations.

  •
  To broaden our PTG segment by developing or acquiring additional table game content to increase our penetration of casino customers' table game operations. In addition, our analysis has shown that there exists a strong correlation between proprietary table game growth and demand for automatic shufflers.

  •
  To develop a variety of felt-based and electronic table game solutions to increase revenue from existing assets in the field by adding new value elements such as progressives and side bets.

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  To market our e-Table platforms to provide a cost-effective brand extension of our proprietary table game content to existing casino and new casino customers and to explore other venues in which the platforms could be reasonably modified to fulfill market demands.

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  To increase our international sales through specific product development, acquisitions and/or strategic alliances and penetration of new markets.

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  To develop or acquire patents, licenses and other intellectual property both to broaden our product offerings and to vigorously protect our patents and products from potential infringement.

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  To continue our strong commitment to research and development of new product technologies, such as our recently introduced PC4 platform, an operating system that enhances the audiovisual gaming experience of our interactive games.

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  To continue to provide ongoing and timely maintenance and service on our installed base of products.

        Customers and Marketing.    We market our products to casinos and other legal gaming establishments around the world with our direct domestic and international sales force and several domestic and international distributors and/or representatives. We also market several of our electronic based products to a variety of gaming venues not permitted to offer live table games, such as racinos and other legal gaming establishments around the world. We currently maintain sales and marketing offices in six countries and have relationships with various distributors worldwide.

        We believe the quality and breadth of our customer base is a strong testament to the effectiveness and quality of our product offerings, technological innovation and customer service. Our customer base includes the leading casino operators on all six continents that allow casino style gaming, including operators in leading established gaming markets such as the United States, Canada, Latin America, Macau, Europe, Australia, Malaysia and Africa. Moreover, our customer base includes the top 20 global gaming companies measured by annual revenues. Our customers include, among others, Harrah's Entertainment, Inc., MGM Mirage, Mohegan Tribal Gaming Authority, Las Vegas Sands Corp., Crown Ltd., Wynn Resorts, Sociedade de Jogos de Macau S.A., Genting Berhad, The Rank Group PLC and Sun International Resorts Inc.

        Our products and the locations in which we may sell are subject to the licensing and product approval requirements of various national, state, provincial or tribal agencies that regulate gaming around the world. See "Business—Gaming Regulation." We both lease and sell our products, although we recently implemented a strategy to renew our emphasis on leasing versus selling predominantly in our North American markets. When we lease our products, we generally negotiate a month-to-month operating lease or license for our products for a fixed fee, both domestically and internationally. When we sell certain of our products, we sometimes offer our customers a choice between a sale or a longer-term sales-type lease or other financing arrangements, depending on the needs of each customer. We service the products we sell and lease. A lease includes a service contract; we also offer service contracts to those who purchase products from us.

        Global Opportunity.    As part of our long-term strategic planning, we regularly analyze the global market opportunity for our products and services. Our most recent analysis leads us to believe that the global market for traditional table game products, including public domain products, proprietary table games and poker, is expected to grow by 38% over the next five years to approximately 81,000 installed units. We expect that the Americas will continue to represent the largest market for table games, although the Australasian region is expected to represent the largest growth opportunity. Our research indicates that there is a strong correlation between the growth in global table game demand and the demand for our proprietary table games and utility products. In addition, our analysis leads us to believe that over the corresponding period, the global market for e-Table games will more than double to approximately 50,000 installed seats. North America is expected to be the largest growth opportunity for e-Table games, followed closely by Australasia. We believe this provides a compelling opportunity for us to provide our proprietary content in electronic formats.

        Given our global footprint and our leading market position, we believe that we are well-positioned to capitalize on the anticipated growth in the global table games market. In addition, given the benefits and revenue opportunities that e-Table games present for casino and racino operators, we believe we are well-positioned to benefit from the anticipated growth in the e-Table games market.

Summary Consolidated Financial Data
(In thousands, except per share amounts, percentages and unit/seat amounts)

        The following summary consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statements of operations data and for the years ended October 31, 2003, 2004, 2005, 2006 and 2007, the consolidated balance sheet data at October 31, 2007 are derived from our consolidated financial statements. The condensed consolidated statements of operations data for the six months ended April 30, 2007 and 2008, and the condensed consolidated balance sheet data at April 30, 2007 and 2008, are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments consisting only of normal recurring adjustments that are necessary for a fair presentation of our financial position and results of operations for these periods. The historical results are not necessarily indicative of future results.

	Year Ended October 31,					Six Months Ended April 30,
	2003	2004	2005	2006	2007	2007	2008
Summary Financial Statements (a):
Revenue
Utility	$33,092	$45,947	$67,029	$86,792	$78,457	$39,885	$39,370
Proprietary Table Games	25,151	37,680	39,517	38,316	33,125	15,903	18,933
Electronic Table Systems	—	1,025	6,022	16,555	27,890	10,583	12,210
Electronic Gaming Machines	—	—	—	21,090	39,269	15,523	16,324
Unallocated corporate	108	131	292	238	110	91	63

Total revenue	58,351	84,783	112,860	162,991	178,851	81,985	86,900
Cost of revenue	11,599	19,403	29,260	56,721	74,985	32,137	35,864
Gross profit	46,752	65,380	83,600	106,270	103,866	49,848	51,036
Income from continuing operations	17,579	22,517	29,104	5,339	16,301	5,378	1,246
Discontinued operations, net of tax	(645)	1,627	76	(246)	78	87	(1)

Net income	$16,934	$24,144	$29,180	$5,093	$16,379	$5,465	$1,245
Earnings per share, basic (b)	$0.47	$0.63	$0.83	$0.15	$0.47	$0.16	$0.04
Earnings per share, diluted (b)	$0.45	$0.60	$0.80	$0.15	$0.46	$0.15	$0.04
Weighted average shares, basic (b)	37,626	35,955	34,924	34,585	34,680	34,663	34,722
Weighted average shares, diluted (b)	38,661	37,308	36,378	36,052	35,276	35,465	34,824
Balance Sheet Data:
Cash, cash equivalents, and investments	$10,425	$47,038	$34,088	$8,917	$4,392	$7,148	$9,351
Total assets	59,418	185,292	193,117	305,207	359,767	320,862	350,197
Total debt	425	157,866	165,553	234,991	235,011	225,015	221,671
Total liabilities	11,695	170,563	179,717	272,658	272,133	266,504	253,386
Shareholders' equity	47,723	14,729	13,400	32,549	87,634	54,358	96,811
Cash Flow Data:
Cash provided by operating activities	$20,630	$26,587	$34,508	$34,021	$33,048	$15,412	$25,360
Cash provided (used) by investing activities	754	(56,540)	(6,526)	(104,142)	(33,119)	(7,877)	(7,263)
Cash provided (used) by financing activities	(22,314)	47,859	(35,027)	65,923	(3,513)	(9,219)	(13,453)
Pro Forma Data (c)(d):
Pro forma net income (loss)					$13,727		$(81)
Pro forma earnings (loss) per share, basic					$0.26		$(0.00)
Pro forma earnings (loss) per share, diluted					$0.26		$(0.00)
Pro forma weighted average shares, basic					52,327		52,369
Pro forma weighted average shares, diluted					52,923		52,369

	Year Ended October 31,					Six Months Ended April 30,
	2003	2004	2005	2006	2007	2007	2008
Other Financial Data:
EBITDA (e)	$30,703	$41,781	$55,834	$40,239	$39,566	$19,664	$16,462
Revenue mix (% of total):
Product leases and royalties	66.2%	50.9%	43.0%	30.4%	31.6%	31.8%	39.6%
Product sales and service	33.6%	49.0%	56.7%	69.5%	68.3%	68.1%	60.3%
Other	0.2%	0.1%	0.3%	0.1%	0.1%	0.1%	0.1%
Installed Unit / Seat Base by Product:
Shufflers	11,090	15,289	18,589	22,347	25,382	23,852	26,780
Proprietary table games	1,732	3,233	3,681	4,219	5,443	4,599	5,608
Electronic table system seats	—	110	500	4,566	6,136	5,153	6,600
Electronic gaming machine seats	—	—	—	16,279	18,995	17,448	19,819

(a)
In September 2007, we purchased Progressive Gaming International Corporation's ("PGIC") table games division. Effective February 1, 2006, we acquired Stargames. Effective May 1, 2004, we acquired Casinos Austria Research and Development ("CARD"). These acquisitions, in addition to less significant acquisitions, are included in our consolidated financial statements beginning on the effective date of the transactions. See Note 2 to our consolidated financial statements for the years ended October 31, 2005, 2006 and 2007 and Note 2 to our condensed consolidated financial statements for the six months ended April 30, 2007 and 2008 included in this prospectus for further detail on our acquisitions.

(b)
Earnings per share and weighted average share amounts reflect the effects of our 3 for 2 common share stock splits in January 2005 and April 2004.

(c)
Pro forma data assumes that this offering and related transactions had occurred at the beginning of the applicable periods. We intend to issue a sufficient number of shares of common stock in this offering such that we realize gross proceeds of at least $75,000,000. Based on an assumed public offering price of $4.25 per share (the last reported sales price of our common stock on The NASDAQ Global Select Market on July 11, 2008), we would be required to issue 17,647,059 shares of our common stock in order to realize such minimum amount of gross proceeds. A $0.50 increase in the assumed public offering price per share would decrease the number of shares that we would be required to issue by 1,857,585, and a $0.50 decrease in the assumed public offering price would increase the number of shares of common stock that we would be required to issue by 2,352,941 in order for us to realize gross proceeds of $75,000,000 from this offering. The corresponding increase in pro forma shares outstanding would decrease pro forma earnings per share, basic, and pro forma earnings per share, diluted, for the year ended October 31, 2007 by ($0.01) and ($0.01), respectively, and for the six months ended April 30, 2008 by $(0.00) and $(0.00) respectively. The corresponding decrease in pro forma shares outstanding would increase pro forma earnings per share, basic, and pro forma earnings per share, diluted, for the year ended October 31, 2007 by $0.01 and $0.01, respectively, and for the six months ended April 30, 2008 by $0.00 and $0.00, respectively,

(d)
The unaudited pro forma data has been prepared from the historical financial statements of the Company. Pro forma net income, earnings per share, basic, and earnings per share, diluted give effect to the transactions as if they had occurred on November 1, 2006 for the year ended October 31, 2007 and November 1, 2007 for the six months ended April 30, 2008. Pro forma net income, earnings per share, basic and earnings per share, diluted have been adjusted to reflect pro forma incremental interest expense related to $60,000,000 of new borrowings under a term loan at LIBOR plus 3.75% (LIBOR assumed to be 2.5%), and amortization of original issue discount and financing fees of $330,000 per year, amortized over 40 months. A change of 0.125% in the estimated interest rate on the term loan would result in a $75,000 change in pro forma interest expense for the year ended October 31, 2007 and a $37,500 change in pro forma interest expense for the six-month period ended April 30, 2008. The unaudited pro forma data presented are not necessarily indicative of what the financial position or results of operations would have been if the transaction had occurred on the above-mentioned dates. The unaudited pro forma data should be read in conjunction with the Company's audited consolidated financial statements for the year ended October 31, 2007 and the unaudited condensed consolidated financial statements for the six-months ended April 30, 2008.

(e)
EBITDA consists of earnings before interest, taxes, depreciation and amortization. EBITDA is a measure commonly used in our industry and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We also present EBITDA because it is used by some investors as a way to measure a company's ability to incur and service debt, make capital expenditures and meet working capital requirements. However, EBITDA is not a measurement of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity. Unlike net income, EBITDA does not include depreciation, amortization or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA.

  The following table reconciles net income to EBITDA for the periods presented:

	Year Ended October 31,					Six Months Ended April 30,
	2003	2004	2005	2006	2007	2007	2008
Reconciliation of net income to EBITDA:
Net income	$16,934	$24,144	$29,180	$5,093	$16,379	$5,465	$1,245
Discontinued operations, net of tax	645	(1,627)	(76)	246	(78)	(87)	1
Interest expense (income), net	(292)	111	(37)	4,865	5,843	2,938	3,051
Provision (benefit) for income taxes	9,458	12,125	14,666	13,373	(1,999)	2,183	629
Depreciation and amortization	3,958	7,028	12,101	16,662	19,421	9,165	11,536

EBITDA	$30,703	$41,781	$55,834	$40,239	$39,566	$19,664	$16,462

(e)
Installed units is the sum of the product units currently under lease or license agreements plus the aggregate amount of units we have sold since our inception. Similarly, installed seat base is the sum of the seats (with each chair at an electronic gaming table considered a seat) currently under lease agreements plus the aggregate amount of seats we have sold since our inception. Some sold units and seats may no longer be in use by our casino customers or may have been replaced by other models. Accordingly, we are unable to determine the precise number of units or seats currently in use.

Summary of Risk Factors

        An investment in our common stock involves risks associated with our business and this offering. Please carefully read the more detailed discussion of these and other risks in the "Risk Factors" section and all other information included in this prospectus before investing in our common stock.

Related Transactions

        In connection with this offering, we have amended our existing revolving credit facility to provide for a new term loan facility of $60.0 million and no more than $80.0 million. The amendment to the revolving credit facility has been executed and delivered by (i) us; (ii) a sufficient number of the lenders under the revolving credit facility for the amendment to become effective; and (iii) lenders under the term loan facility with aggregate commitments of $60 million. We are seeking additional commitments for up to $20.0 million. The amendment will become effective upon the satisfaction of certain conditions, including the receipt by us of at least $135.0 million in aggregate proceeds from this offering and borrowings under the term loan facility. For more information on the term loan facility, see "Description of Certain Indebtedness."

        We intend to use the net proceeds from this offering and the net proceeds from borrowings under the term loan facility to repurchase our outstanding contingent convertible notes pursuant to a tender offer. The maximum amount of funds required by us to purchase the notes pursuant to the tender offer and to pay related fees and expenses is estimated to be approximately $150.0 million. The consummation of the tender offer will be conditioned on, among other things, the receipt by us of at least $135.0 million in aggregate gross proceeds from this offering and borrowings under the term loan facility. If we obtain less than $150.0 million in aggregate gross proceeds from this offering and borrowings under the term loan facility, we expect to fund the remaining cash required to consummate the tender offer from cash on hand and borrowings under the revolving credit facility. If we were required to fund the remaining cash from borrowings under our revolving credit facility, annual interest expense would increase by $637,500 based on LIBOR plus 1.75% (LIBOR assumed to be 2.5%). See "Use of Proceeds."

Corporate Overview and Principal Executive Offices

        We are a Minnesota corporation formed in 1983. We conducted our initial public offering and became a NASDAQ-listed public company in 1992. Our principal executive offices are located at 1106 Palms Airport Drive, Las Vegas, Nevada 89119 and our telephone number is (702) 897-7150. Our website is located at www.shufflemaster.com. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Common stock offered	17,647,059 shares
Common stock to be outstanding after this offering	52,903,314 shares
Use of proceeds	The net proceeds from the sale of the 17,647,059 shares that we are offering hereby are estimated to be approximately $70.0 million, or approximately $80.6 million if the underwriters exercise their over-allotment option in full.
We intend to use the net proceeds from this offering, together with the net proceeds from the term loan facility, to repurchase our contingent convertible notes. If the aggregate proceeds from this offering and the term loan facility are insufficient to repurchase our contingent convertible notes, we expect to fund the remaining cash required with borrowings under our revolving credit facility and cash on hand.
Pending the repurchase of our contingent convertible notes, we intend to invest the net proceeds from this offering in short term, interest-bearing securities.
Dividend policy	We do not anticipate paying cash dividends on our common stock within the foreseeable future.
NASDAQ Global Select Market symbol	"SHFL"
Risk factors	See "Risk Factors" beginning on page 11 for a discussion of some of the factors that you should consider carefully before deciding to purchase our common stock.

        The number of shares of common stock to be outstanding after this offering is based on:

  •
  35,256,255 shares of our common stock that are currently outstanding, including shares underlying the restricted share grants, whether vested or unvested, as of June 2, 2008; and

  •
  an assumed public offering price of $4.25 per share (the last reported sales price of our common stock on The NASDAQ Global Select Market on July 11, 2008).

        Based on such assumed public offering price, we would be required to issue 17,647,059 shares of our common stock in order to realize the $75,000,000 gross proceeds we intend to realize from this offering. A $0.50 increase in the assumed public offering price per share would decrease the number of shares that we would be required to issue by 1,857,585, and a $0.50 decrease in the assumed public offering price per share would increase the number of shares of common stock that we would be required to issue by 2,352,941 in order for us to realize gross proceeds of $75,000,000 from this offering.

        The number of shares of our common stock outstanding at June 2, 2008 does not include:

  •
  3,246,253 shares of common stock issuable upon exercise of outstanding options, whether vested or unvested, at a weighted average exercise price of $17.91 per share;

  •
  506,000 shares remaining available for issuance pursuant to future awards under the Shuffle Master, Inc. 2004 Equity Incentive Plan (the "2004 Plan"); and

  •
  728,000 shares remaining available for issuance pursuant to future awards under the Shuffle Master, Inc. 2004 Equity Incentive Plan for Non-Employee Directors (the "2004 Directors' Plan").

        Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional 2,647,059 shares of common stock.

RISK FACTORS

        Investing in our common stock involves a high degree of risk and many risk factors. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

Risks Related to Our Business

If we are unable to consummate this offering or obtain the new term facility (or an equivalent amount of other indebtedness), we may be unable to repurchase our Contingent Convertible Senior Notes.

        The holders of our 1.25% Contingent Convertible Senior Notes (the "Notes") have the option to require us to repurchase all or a portion of such Notes on April 15, 2009 at 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, up to but not including the date of repurchase, payable in cash. We currently expect that all holders of the Notes will exercise this repurchase option on April 15, 2009 unless we retire the Notes prior to that date. If we are unable to consummate this offering or obtain the new term loan facility, we will continue to need additional capital to consummate the repurchase of the Notes and we would have to seek alternative sources of capital to fund such repurchase. We may not be successful in raising the capital necessary to consummate such repurchase. If we are unable to do so, we would be unable to repurchase the Notes, which would have a material adverse effect on our business and financial condition. For a description of the terms of our new term loan facility, see "Description of Certain Indebtedness."

We are dependent on our intellectual property and trade secrets, and we may be unable to protect our intellectual property and trade secrets from infringement, misappropriation, or claims of infringement or invalidity.

        The gaming industry is characterized by the use of various forms of intellectual property to entertain. We are dependent upon patented technologies, trademarked brands and proprietary information for our business. We endeavor to protect our intellectual property rights and our products through a combination of patent, trademark, trade dress, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements.

        We have numerous patents and trademarks, and we utilize patent protection in the United States relating to certain existing and proposed processes and products. We cannot assure you that all of our existing patents are valid or enforceable or will continue to be valid or enforceable, or that any pending patent applications will be approved. Our competitors have in the past challenged, are currently challenging and may in the future challenge the validity or enforceability of certain of our patents. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Competitors may infringe our patents and we may not have adequate resources or there may be other reasons we do not enforce our patents. Our patents may not adequately cover a competitor's products.

        We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements are fully enforceable or will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, it could have a material adverse effect on our business.

        We rely on our trademarks, trade names, trade dress, copyrights and brand names to distinguish our products from the products of our competitors. We have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved or that all of the above intellectual property is or will remain valid or enforceable. We cannot assure you that we will be able to build and maintain goodwill in our trademarks or other intellectual property or that any trademark, copyright, issued patent or other types of intellectual property will provide competitive advantages for us. Third parties may oppose our trademark applications or challenge our use of the trademarks. Our trademarks may become so well known by the public that their use becomes generic and they lose trademark protection. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Further, our competitors may infringe our trademarks or other intellectual property and we may not have adequate resources or there may be other reasons we do not enforce our trademarks or other types of intellectual property.

        Because of the differences in foreign patent, trademark, trade dress, copyright and other laws concerning proprietary rights, our intellectual property frequently does not receive the same degree of protection in foreign countries as it would in the United States. Our failure to possess, obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

        We also face the risk that we may have infringed or could in the future infringe third parties' intellectual property rights and could be sued for the same. We have many competitors in both the United States and foreign countries, some of which have substantially greater resources and have made substantial investments in competing technologies. Some competitors have applied for and obtained, and may in the future apply for and obtain, patents that may prevent, limit or otherwise interfere with our ability to make and sell our products. Any royalty, licensing or settlement agreements, if required, may not be available to us on acceptable terms or at all.

        Significant litigation regarding intellectual property rights exists in our industry. We have in the past made, are currently making and may in the future make, enforcement claims against third parties, and third parties have in the past made, are currently making and may in the future make, claims of infringement, invalidity or enforceability against us or against our licensees or manufacturers in connection with their use of our technology. For more information, see "Business—Other Business Information—Legal Proceedings." A successful challenge to or invalidation of one of our patents or trademarks, a successful claim of infringement by a third party against us, our products, or one of our licensees in connection with the use of our technology, or an unsuccessful claim of infringement made by us against a third party or its products could adversely affect our business or cause us financial harm. We are currently in litigation over various intellectual property matters. Any claims, even those which are without merit, could:

  •
  be expensive and time consuming to defend;

  •
  cause one or more of our patents to be ruled or rendered unenforceable or invalid;

  •
  cause us to cease making, licensing or using products that incorporate the challenged intellectual property;

  •
  require us to redesign, reengineer or rebrand our products;

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  divert management's attention and resources;

  •
  require us to pay significant amounts in damages;

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  require us to enter into royalty, licensing or settlement agreements in order to obtain the right to use a necessary product, process or component; or

  •
  limit our ability to bring new products to the market in the future.

        In addition, the gaming industry is characterized by the rapid development of new technologies, which requires us to continuously introduce new products using these technologies and innovations, as well as to expand into new markets that may be created. Therefore, our success depends in part on our ability to continually adapt our products and systems to incorporate new technologies and to expand into markets that may be created by new technologies. However, to the extent technologies are protected by the intellectual property rights of others, including our competitors, we may be prevented from introducing products based on these technologies or expanding into markets created by these technologies. If the intellectual property rights of others prevent us from taking advantage of innovative technologies, our financial condition, operating results or prospects may be harmed.

The gaming industry is highly regulated and we must adhere to various regulations and maintain our licenses to continue our operations.

        We and our products are subject to extensive regulation under federal, state, local and foreign laws, rules and regulations of the jurisdictions in which we do business and our products are used. These laws, rules and regulations generally concern the responsibility, financial stability, character and suitability of our officers, directors, major stockholders, key personnel or business partners in gaming operations, including makers of gaming equipment such as ourselves. In many jurisdictions, shareholders owning greater than 5% of our shares must be licensed under applicable gaming regulations unless they qualify for and are able to obtain an exemption or waiver from licensing in those jurisdictions. Some jurisdictions empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to and periodic reports concerning gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. Licenses, approvals or findings of suitability may be revoked, suspended or conditioned. We cannot assure you that we will be able to obtain or maintain all necessary registrations, licenses, permits or approvals, that the licensing process will not result in delays or adversely affect our operations and our ability to maintain key personnel, or that complying with these regulations will not increase our costs. For a summary of gaming regulations that affect our business, see "Business—Gaming Regulation."

        We will also become subject to regulation in any other jurisdiction where our customers operate in the future. To expand into any such jurisdiction, we may need to be licensed, obtain approvals of our products and/or seek licensure of our officers, directors, major stockholders, key personnel or business partners. If we fail to seek, do not receive or receive a revocation of a license in a particular jurisdiction for our games, hardware or software, we would not be able to sell or place on a leased or participation basis our products in that jurisdiction.

        In addition, legislative and regulatory changes may affect demand for or place limitations on the placement of our products. Such changes could affect us in a variety of ways. Legislation or regulation may introduce limitations on our products or opportunities for the use of our products, and could foster competitive games or technologies at our or our customers' expense. For example, current regulations in a number of jurisdictions where our customers operate limit the amount of space allocable to our products and substantial changes in those regulations may adversely affect demand for our products. Our business will also suffer if our products became obsolete due to changes in laws or the regulatory framework.

        Legislative or regulatory changes negatively impacting the gaming industry as a whole or our customers in particular could also decrease the demand for our products. Opposition to gaming could result in restrictions or even prohibitions of gaming operations in any jurisdiction or could result in increased taxes on gaming revenues. Tax matters, including changes in state, federal or other tax legislation or assessments by tax authorities could have a negative impact on our business. A reduction in growth of the gaming industry or in the number of gaming jurisdictions or delays in the opening of new or expanded casinos could reduce demand for our products. We cannot assure you that changes in current or future laws or regulations or future judicial intervention in any particular jurisdiction would not have a material adverse effect on our existing and proposed foreign and domestic operations. Any such adverse change in the legislative or regulatory environment could have a material adverse effect on our business, results of operations or financial condition.

The search for and possible transition to a new Chief Executive Officer, and the search for and transition to a permanent Chief Financial Officer, could be unsuccessful and/or disruptive to our business. Additionally, the employment contracts of several of our executive officers are approaching expiry and if such contracts are not renewed, the search for and transition to replacement executives could be unsuccessful and/or disruptive to our business.

        On December 10, 2007, we announced that the board of directors had retained Spencer Stuart to conduct an executive search to assist in evaluating and developing the long-term succession plans for our Chief Executive Officer position. The search for a new Chief Executive Officer is currently an active and ongoing process.

        The employment contract of Mark Yoseloff, Ph.D., our current Chairman and Chief Executive Officer, expires on October 31, 2009, subject to earlier termination as set forth in the agreement. Dr. Yoseloff has expressed a desire to possibly re-evaluate his role with us at the end, or prior to the end, of his current employment contract.

        In addition, on November 2, 2007, we announced the resignation of Richard Baldwin, formerly our Senior Vice President and Chief Financial Officer. At that time, Paul Meyer, our President and Chief Operating Officer, was appointed Acting Chief Financial Officer, a capacity in which he had previously served. Subsequently, on March 6, 2008, we announced that effective March 1, 2008, Senior Vice President and Chief Accounting Officer Coreen Sawdon was appointed as Acting Chief Financial Officer, replacing Paul Meyer in that role. Mr. Meyer continues to serve as our President and Chief Operating Officer. We are currently conducting the search for a permanent Chief Financial Officer.

        While Dr. Yoseloff and Ms. Sawdon are fully cooperating with the search process, there can be no assurances that the search for or transition to a new Chief Executive Officer and a permanent Chief Financial Officer will be smooth or successful.

        Our success depends, in part and to varying degrees, on having a successful Chief Executive Officer and Chief Financial Officer, yet we face significant competition for these types of senior executives. If Dr. Yoseloff or the Board elects to end Dr. Yoseloff's Chief

Executive Officer role, or we or he elect to reduce or change his role, we may not be able to find a suitable successor, and these outcomes could have a material adverse effect on our business. Similarly, we may not be able to find a permanent Chief Financial Officer in a timely manner. There are also no assurances that a new Chief Executive Officer or Chief Financial Officer would lead us in a successful manner. Any failure to find successors for the Chief Executive Officer or Chief Financial Officer positions or implement a smooth and successful transition to such successors could have a material adverse effect on our business, results of operations or financial condition. There can be no assurance that Dr. Yoseloff will be successful if he remains in the Chief Executive Officer role.

        Additionally, should Dr. Yoseloff's tenure as Chief Executive Officer end before the search process for a new Chief Executive Officer has been completed, there can also be no assurances that we will have successfully retained a permanent Chief Financial Officer by that time. The additional instability caused by having both the Chief Executive Officer and Chief Financial Officer positions filled on interim bases could have a material adverse effect on our business, results of operations or financial condition.

        Of the six members of the senior management team, the employment agreements of three of them, Ms. Sawdon, Jerome R. Smith, Senior Vice President and General Counsel, and David Lopez, president of Shuffle Master Americas, will remain in effect through July 31, 2009, October 31, 2011 and October 31, 2011, respectively. However, the employment contracts of Mr. Meyer and R. Brooke Dunn, Senior Vice President each expire on October 31, 2008. Discussions are ongoing, but no extensions have been agreed to at this time, and there is no guarantee that any of these executives or the company will enter into such an extension. Should we be unable to reach an agreement with any of these executives, a material adverse effect on our business, results of operations or financial condition could occur.

        If we fail to retain, recruit and motivate highly skilled personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. The success of our business is heavily dependent on the leadership of our key management personnel and on our key employees. If any of these persons were to leave us it could be difficult to replace them, and our business could be harmed. Competition for these persons is intense and we may not be able to successfully recruit, train or retain qualified personnel. We do not have "key-man" life insurance.

Our ability to implement our five-point strategic plan successfully is subject to many factors, some of which are beyond our control.

        The success of our five-point strategic plan depends, in part, on the ability of our key management to implement its initiatives. If we are unsuccessful in such implementation, we may experience organizational inefficiencies which could have negative consequences on our revenues or earnings, in which case we would be required to further re-evaluate our strategic initiatives.

        For example, the further success of our shift of emphasis from selling to leasing our products predominantly in North America will depend, in part, on our customers' willingness to accept this change in our business relationships. Additionally, if we are not successful in implementing such shift, or if there is any loss or delay in market acceptance of the leasing model, earnings may be impacted negatively. In the short term, the switch from sales to leasing is likely to have a negative effect on revenues and gross profit.

Litigation may subject us to significant legal expenses and liability.

        We are currently engaged in litigation on a variety of matters, including, in particular, several suits regarding our intellectual property rights. For information on our current material litigation and our assessments, see "Business—Other Business Information—Legal Proceedings" in this prospectus. Our assessment of each matter may change based on future unknown or unexpected events, or we may simply be wrong. Litigation requires the expenditure of significant time and resources, and is inherently unpredictable. We are unable at this time to estimate the likely outcome of pending litigation. An adverse judgment in any pending or future litigation could have a material impact on our business operations, intellectual property, results of operations or financial position.

Our products currently in development may not achieve commercial success.

        We have a number of products in various stages of development. We believe that our future success will depend in large part upon our ability to enhance our existing products and to develop, introduce and market new products and improvements to our existing products. As a result, we expect to continue to make significant investments in product development, as needed. Our development of products is dependent on factors such as reaching definitive agreements with third parties, obtaining requisite governmental approvals having the necessary financial and other resources, and the performance and financial and operational viability of various third parties.

        Future technological advances in the gaming products industry may result in the availability of new products or increase the efficiency of existing products. However, we may not be able to finance capital expenditures for new technologies that are more cost-effective or create superior products. We cannot assure you that existing, proposed or as yet undeveloped technologies will not render our current technology less profitable or less viable, or that we will have available the financial and other resources to compete effectively against companies possessing such technologies.

        While we are pursuing and will continue to pursue product development opportunities, we cannot assure you that such products will come to fruition or become successful. Furthermore, a number of those products are being tested, and we cannot provide any definite date by which they will be commercially available. These products may not prove to be commercially viable, and even if they do, we may not be able to obtain the various gaming licenses necessary to distribute them to our customers. Additionally, subsequent to the commercial introduction of such products, we may experience operational problems that could delay or defeat the ability of such products to generate revenue or operating profits. Future operational problems could increase our costs, delay our plans or adversely affect our reputation or our sales of other products which, in turn, could have a material adverse effect on our success. We cannot predict which of the many possible future products, if any, will meet evolving industry standards and consumer demands. Should we be unable to adapt to such technological changes, offer such products on a timely basis or establish or maintain a competitive position, we may suffer a material adverse effect on our business, results of operations or financial condition.

We compete in a single industry, and our business would suffer if our products become obsolete or demand for them decreases.

        We derive substantially all of our revenues from leasing, licensing, selling and other financing arrangements of products for the gaming industry. Our business would materially suffer if the gaming industry in general, and table games in particular, suffered a downturn, if our products became obsolete or if use of our products decreased. Our operating lease agreements with our customers are typically month-to-month leases and provide for termination upon 30 days' prior notice by either party. Accordingly, consistent demand for and satisfaction with our products by our customers is critical to our financial condition and future success, and problems, defects or dissatisfaction with our products could cause us to lose customers or revenues from leases with minimal notice. Additionally, our success depends on our ability to keep pace with technological advances in our industry and to adapt and improve our products in response to evolving customer needs and industry trends. If demand for our products weakens due to lack of market acceptance, technological change, competition, regulatory changes, or other factors, it could have a material adverse effect on our business, results of operations or financial condition.

Any disruption in our manufacturing processes, any significant increase in manufacturing costs or any inability to manufacture a sufficient number of our products to meet demand could adversely affect our business and operating results.

        We manufacture our products at our headquarters and manufacturing facility in Las Vegas, Nevada, as well as at our Australian headquarters in Milperra, New South Wales, Australia. We also outsource the manufacturing of certain of our sub-assemblies in the United States, Europe and Australasia. Should any of these manufacturing processes be disrupted, we cannot provide assurance that we would be able to timely remedy such disruption. In such a case, we may be unable to produce a sufficient quantity of our products to meet the demand of our customers. In addition, manufacturing costs may increase significantly and we may not be able to successfully recover these cost increases with increased pricing to our customers. Either case could have an adverse impact on our business, results of operations or financial condition.

Our gaming operations, particularly our Utility, Electronic Table Systems and Electronic Gaming Machines segments, may experience losses due to technical difficulties or fraudulent activities.

        Our success partly depends on our ability to avoid, detect, replicate and correct software and hardware errors and fraudulent manipulation of our systems. We incorporate security features into the design of our gaming products in order to prevent us or our patrons from being defrauded. To the extent any of our gaming products or software experience errors or fraudulent manipulation, our customers may replace our products and services with those of our competitors. In addition, the occurrence of errors in, or fraudulent manipulation of, our gaming products or software may give rise to claims for lost revenues and related litigation by our customers and may subject us to investigation or other action by gaming regulatory authorities, including suspension or revocation of our gaming licenses and disciplinary action, which may lead to a material adverse effect on our business, results of operations or financial condition. Further, in the event of such issues with our gaming products or software, substantial engineering and marketing resources may be diverted from other areas to rectify the problem.

We operate in a very competitive business environment.

        There is intense competition in the gaming products industry, and it is characterized by dynamic customer demand and rapid technological advances. We must continually adapt our approach and our products to meet this demand and match these technological advances, and if we cannot do so, our business, results of operations or financial condition may be adversely impacted. Conversely, the development of new competitive products or the enhancement of existing competitive products in any market in which we operate could have an adverse impact on our business, results of operations or financial condition.

        In general, we compete with other gaming and entertainment products for space on the casino customer's floor, as well as for our customers' capital and operational spending. Some of the larger gaming supply companies with whom we compete are IGT, Bally Technologies, Inc., WMS Industries, Inc. and Aristocrat Gaming. New competitors may also enter our key markets.

        In the Utility segment, namely shufflers, in addition to hand shuffling and other gaming equipment, we compete with Elixir Gaming Technologies, Inc., (formerly "VendingData"), a company with a U.S. presence that markets batch and continuous versions of shufflers, with the Shuffle Pro™ being their most recent competitive shuffler in the market. Additionally, other companies may develop, "reverse engineer," or market shufflers and seek to develop and obtain regulatory approvals of additional shuffler products. We cannot provide assurance that a competitive product will not gain substantial placements or cause price erosion of our shufflers in the future. We also compete against hand shuffling. We cannot provide assurance that casinos will not choose to shift from automatic to hand shuffling and that such shift would not cause price erosion of our shufflers. Several companies also manufacture and sell chipper products which are competitive with our Easy Chipper C™ product.

        With respect to our PTG segment, in addition to companies such as IGT, Bally, Aristocrat and WMS that primarily market slot machines, we also compete with both public domain table games such as blackjack, and several companies which primarily develop and license proprietary table games. Some of our competitors' widely known proprietary table game titles include Galaxy Gaming's Lucky Ladies™ and Emperor's Challenge, and Masque Publishing's Spanish 21®. Competition in the table games segment is typically on the basis of price, brand recognition, player appeal and the strength of underlying intellectual property. Smaller developers and vendors are able to participate in developing and marketing table games more easily, compared to other gaming products, because of the lower cost and complexity associated with the development of these products and a generally less stringent regulatory environment. We compete on these bases, as well as on the strength of our extensive sales, service and distribution channels. We have been able to increase our placements of table games not only because of the general growth of table games, but also by displacing other table game products. In the future, slot manufacturers, as well as table game competitors or others could market table games that might displace our products.

        With our acquisition of Stargames, we have increased our ETS segment to expand our e-Table platforms. This product line has significant competition, perhaps more than our traditional Utility and PTG segment product offerings. There are numerous other companies that manufacture and / or sell e-Table games, which are similar to our Table Master, Vegas Star and Rapid Table Games. These companies include, but are not limited to, Elektroncek (also known as Interblock), Aruze, PacificNet Inc., Novomatic, IGT and TableMAX Holdings.

        Our EGM segment competes for casino floor space with products of other gaming suppliers. The international slot environment is competitive. The Australasia market reflects other worldwide markets as most of the major international manufacturers have a presence there. The major competitors in these markets are IGT, Bally, Aristocrat, Konami, Aruze and Ainsworth Game Technology. In Asia, these competitors are also active along with further competition from myriad European slot manufacturers.

        Finally, some of our product segments may compete against each other for space on the casino floor.

We are dependent on the success of our customers and are subject to industry fluctuations.

        Our success depends on our customers leasing or buying our products to expand their existing operations, replace existing gaming products or equip a new casino. Any slowdown in the replacement cycle or delays in expansions or new openings may negatively impact our operations.

        Additionally, to the extent existing or potential customers choose to allocate capital to expenditures other than gaming products, such as real estate acquisitions, hotel furnishings, restaurants and other improvements, or generally to reduce expenditures, we may suffer a material adverse effect on our business, results of operations or financial condition.

Risks that impact our customers may impact us.

        If fewer players visit our customers' facilities, if such players have less disposable income to spend at our customers' facilities or if our customers are unable to devote resources to purchasing and leasing our products, there could be an adverse affect on our business. Such risks that affect our customers include:

  •
  global geopolitical events such as terrorist attacks and other acts of war or hostility;

  •
  natural disasters such as major fires, floods, hurricanes and earthquakes;

  •
  adverse economic and market conditions in gaming markets, including recession, economic slowdown, higher interest rates, higher airfares and higher energy and gasoline prices; and

  •
  concerns about SARS, Avian flu or other influenza or contagious illnesses.

Certain market risks may affect our business, results of operations and prospects.

        In the normal course of our business, we are routinely subjected to a variety of market risks, examples of which include, but are not limited to, interest rate movements, fluctuating commodities markets, higher labor costs, increased fuel prices, collectibility of receivables and recoverability of residual values on leased assets such as those in certain international markets. Further, some of our customers may experience financial difficulties, or may otherwise not pay accounts receivable when due, resulting in increased write-offs. No assurances can be made that material losses will not be incurred in these areas in the future.

A downturn in general economic conditions or in the gaming industry or a reduction in demand for gaming may adversely affect our results of operations.

        Our business operations are affected by international, national and local economic conditions. A recession or downturn in the general economy, or in a region constituting a significant source of our customers, or a reduction in demand for gaming, could harm the health of casino operators and our other customers and consequently result in fewer customers leasing or purchasing our products, which would adversely affect our revenues.

Economic, political and other risks associated with our international sales and operations could adversely affect our operating results.

        Since we sell or lease our products worldwide, our business is subject to risks associated with doing business internationally. Our sales to customers outside the United States, primarily Canada, Europe, and Australasia accounted for approximately 52% of our consolidated revenue from continuing operations for the six months ended April 30, 2008. Accordingly, our future results could be harmed by a variety of factors, including:

  •
  changes in foreign currency exchange rates;

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  exchange controls;

  •
  changes in regulatory requirements, such as, without limitation, caps on the number of table games in locations such as Macau;

  •
  changes in a specific country's or region's political or economic conditions;

  •
  tariffs, other trade protection measures and import or export licensing requirements;

  •
  potentially negative consequences from changes in tax laws or application of such tax laws;

  •
  difficulty in staffing and managing widespread operations;

  •
  changing labor regulations;

  •
  requirements relating to withholding taxes on remittances and other payments by subsidiaries;

  •
  different regimes controlling the protection of our intellectual property;

  •
  restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions; and

  •
  restrictions on our ability to repatriate dividends from our subsidiaries.

        Our international operations are affected by global economic and political conditions. Changes in economic or political conditions in any of the countries in which we operate could result in exchange rate movement, new currency or exchange controls or other restrictions being imposed on our operations.

        Fluctuations in the value of the Euro, the Australian dollar, Pataca or the Rand may adversely affect our results of operations. Because our financial results are reported in U.S. dollars, if we generate sales or earnings in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings.

        We also have agreements with casinos in Native American jurisdictions, which may subject us to sovereign immunity risks and could subject us to additional compliance costs.

We are exposed to foreign currency risk.

        We are exposed to foreign currency exchange rate risk inherent in our lease and sales commitments, anticipated leases and sales, anticipated purchases of inventory in foreign jurisdictions, and assets, liabilities and debt denominated in currencies other than the U.S. dollar. We transact business in numerous countries around the world in a variety of foreign currencies, of which the most significant to our operations for fiscal 2007 were the Australian dollar and the Euro. We expect that a significant portion of the volume of our business will continue to be denominated in foreign currency. As such, we expect our cash flows and earnings to continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates. Although we have thus far not engaged in foreign currency hedging activities, we may use forward contracts and options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in our forecasted net revenues and, to a lesser extent, cost of leases and sales denominated in currencies other than the U.S. dollar. Alternatively, we may choose not to hedge the foreign currency risk associated with our foreign currency exposures if such exposure acts as a natural foreign currency hedge for other offsetting amounts denominated in the same currency or the currency is difficult or too expensive to hedge. However, hedging or not hedging does not eliminate the foreign currency risk.

We could face considerable business and financial risk in implementing acquisitions.

        As part of our overall growth strategy, we have in the past acquired, and will continue to seek to acquire, complementary products, assets and businesses. We regularly engage in discussions with respect to and investigate possible acquisitions. Future acquisitions could result (and past acquisitions have resulted) in potentially dilutive issuances of equity securities, significant expenditures of cash, the incurrence of debt and contingent liabilities and an increase in amortization expenses, which could have (and have, in the past, had) a material adverse effect upon our business, financial condition and results of operations.

        The risks associated with acquisitions could have (and have, in the past, had) a material adverse effect upon our business, financial condition and results of operations. We cannot assure you that we will be successful in consummating future acquisitions on favorable terms or at all or that any future acquisition will work out as we expect. For example, we were required to write-off a certain amount of Stargames inventory subsequent to that acquisition.

        Our acquisitions of Stargames, PGIC's table games division (the "PGIC Acquisition") and any other future potential acquisitions may not produce the revenues, earnings or business synergies that we anticipate, and may not perform as expected for a variety of reasons, including:

  •
  difficulties in the integration of the operations, financial reporting, technologies, products and personnel, including those caused by national, geographic and cultural differences;

  •
  infringement of, invalidity of, or unenforceability of any acquired intellectual property;

  •
  risks of entering markets in which we have no or limited prior experience;

  •
  difficulties in the use, development or sale of intellectual property or future or present products;

  •
  the potential loss of employees;

  •
  currency fluctuations or changes in exchange rates in connection with sales to customers and the purchase of inventory in foreign currencies;

  •
  diversion of management's attention away from other business concerns;

  •
  expenses of any undisclosed or potential legal liabilities;

  •
  difficulties in staffing and managing worldwide operations; and

  •
  impairments in acquired assets.

        Any one or a combination of these factors may cause our revenues or earnings to decline.

If our products contain defects, our reputation could be harmed and our results of operations adversely affected.

        Some of our products are complex and may contain undetected defects. The occurrence of defects or malfunctions in one or more of our products could result in financial losses for our customers and in turn termination of leases, cancellation of orders, product returns and diversion of our resources. Any of these occurrences could also result in the loss of or delay in market acceptance of our products and loss of sales or leases.

We may be unable to adequately comply with public reporting requirements.

        If we cannot maintain and execute adequate internal controls over financial reporting or implement required new or improved controls that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, or we simply make an error in compiling our financial results, we may suffer harm to our reputation, fail to meet our public reporting requirements on a timely basis, or be unable to properly report on our business and the results of our operations. Our Annual Report on Form 10-K for fiscal year 2007 was not timely filed due to delays caused by the time required to assemble the information necessary to report for the first time four distinct product segments, the completion of the initial purchase price allocation for the PGIC TGD, and the initial assessment of the disclosure required under FIN 48. We cannot assure you that such or similar delays will not again occur. Additionally, the inherent limitations of internal control over financial reporting may not prevent or detect all misstatements or errors, regardless of the adequacy of those controls.

Our continued compliance with our financial covenants in our revolving credit facility is subject to many factors, some of which are beyond our control.

        Although we are currently in compliance with all financial covenants under our revolving credit facility, should our operating results decline, we may need to seek an amendment to our existing facility or refinance the indebtedness outstanding under such facility. Depending on the debt market conditions at the time such an amendment or refinancing is necessary, it is possible that such amendment or refinancing could lead to a significant increase in debt service costs and interest expense, or result in additional restrictions being put on our operations.

The restrictive covenants in the agreement governing our revolving credit facility may limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

        The agreement governing our revolving credit facility imposes, and the terms of any future indebtedness may impose, operating and other restrictions on us. Such restrictions will affect, and in many respects limit or prohibit, among other things, our ability to take certain actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity And Capital Resources" for further details.

Our available cash and access to additional capital may be limited by our substantial leverage.

        We are highly leveraged and have significant debt service obligations. As of April 30, 2008, we had $221,671,000 of indebtedness outstanding and total stockholders' equity of

$96,811,000. This high level of indebtedness could have important negative consequences to us and you, including:

  •
  we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions and other purposes;

  •
  we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

  •
  any indebtedness we incur to repurchase the Notes will result in our having greater interest expense;

  •
  the indebtedness under our revolving credit facility has variable rates of interest, which exposes us to the risk of increased interest rates;

  •
  our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

  •
  our assets may become impaired;

  •
  our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general; and

  •
  our substantial amount of debt and the amount we need to pay to service our debt obligations could place us at a competitive disadvantage compared to our competitors that have less debt.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Long-Term Liabilities, Contractual Obligations, and Off-Balance Sheet Arrangements—Long-Term Liabilities and Contractual Obligations" for years beyond 2008.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the agreement governing our revolving credit facility contains restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances indebtedness incurred in compliance with such restrictions could be substantial.

Our business is subject to quarterly fluctuation.

        Historically, our operating results have been highest in our fourth fiscal quarter ending October 31 and lowest in our first fiscal quarter ending January 31, primarily due to the seasonality of customer capital budgets. Our quarterly operating results may vary based on the timing of the opening of new gaming jurisdictions, the opening or closing of casinos, the expansion or contraction of existing casinos, approval or denial of our products and corporate licenses under gaming regulations, the introduction of new products, the seasonality of customer capital budgets, the mix of domestic versus international sales and the mix of lease and royalty revenue versus sales and service revenue. As a result, our operating results and stock price could be volatile, particularly on a quarterly basis.

Risks Related to this Offering of Common Stock

Our common stock could be subject to extreme volatility.

        Our common stock is currently traded on The NASDAQ Global Select Market. The trading price of our common stock from time to time has fluctuated widely and may be subject to similar fluctuations in the future. For the twelve month period ended April 30, 2008, the 52-week high and low reported closing prices of our common stock were $19.61 and $4.60, respectively. In the future, the trading price of our common stock may be affected by a number of factors, including those described in these "Risk Factors." In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have a negative effect on the market price of our common stock regardless of our operating performance.

Future sales or the potential for future sales of our securities may cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

        Sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock or other securities to decline and could materially impair our ability to raise capital through the sale of additional securities.

We do not expect to pay cash dividends, which may cause the price of our common stock to decline.

        We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future cash earnings, if any, for reinvestment in the development and expansion of our business. A decision to pay cash dividends in the future will be made by our board of directors and will be dependent on our financial condition, results of operations, capital requirements and any other factors our board of directors decides is relevant. As a result, an investor will only recognize an economic gain on an investment in our common stock from an appreciation in the price of such common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the following words: "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "objective," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing" or the negative of these terms or other comparable terminology intended to identify statements about the future. These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements reflect and are subject to inherent known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the following:

  •
  we may be unable to repurchase our contingent convertible senior notes;

  •
  our intellectual property or products may be infringed, misappropriated, invalid, or unenforceable, or subject to claims of infringement, invalidity or unenforceability, or insufficient to cover competitors' products;

  •
  the gaming industry is highly regulated and we must adhere to various regulations and maintain our licenses to continue our operations;

  •
  the search for and possible transition to a new chief executive officer, and the search for and the transition to a new chief financial officer, could be disruptive to our business or simply unsuccessful;

  •
  our ability to implement our five-point strategic plan successfully is subject to many factors, some of which are beyond our control;

  •
  litigation may subject us to significant legal expenses, damages and liability;

  •
  our products currently in development may not achieve commercial success;

  •
  we compete in a single industry, and our business would suffer if our products become obsolete or demand for them decreases;

  •
  any disruption in our manufacturing processes or significant increases in manufacturing costs could adversely affect our business;

  •
  our gaming operations, particularly our Utility, Electronic Table Systems and Electronic Gaming Machines, may experience losses due to technical difficulties or fraudulent activities;

  •
  we operate in a very competitive business environment;

  •
  we are dependent on the success of our customers and are subject to industry fluctuations;

  •
  risks that impact our customers may impact us;

  •
  certain market risks may affect our business, results of operations and prospects;

  •
  a downturn in general economic conditions or in the gaming industry or a reduction in demand for gaming may adversely affect our results of operations;

  •
  economic, political and other risks associated with our international sales and operations could adversely affect our operating results;

  •
  changes in gaming regulations or laws;

  •
  we are exposed to foreign currency risk;

  •
  we could face considerable business and financial risk in implementing acquisitions;

  •
  if our products contain defects, our reputation could be harmed and our results of operations adversely affected;

  •
  we may be unable to adequately comply with public reporting requirements;

  •
  our continued compliance with our financial covenants in our revolving credit facility is subject to many factors, some of which are beyond our control;

  •
  the restrictive covenants in the agreement governing our revolving credit facility may limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest;

  •
  our available cash and access to additional capital may be limited by our substantial leverage; and

  •
  our business is subject to quarterly fluctuation.

        In addition, you should refer to the "Risk Factors" section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by each of these cautionary statements.

USE OF PROCEEDS

        The net proceeds from the sale of the shares that we are offering hereby are estimated to be approximately $70.0 million, or approximately $80.6 million if the underwriters exercise their over-allotment option in full.

        We intend to use the net proceeds from this offering and the net proceeds from borrowings under the term loan facility to repurchase our outstanding contingent convertible notes pursuant to a tender offer. The maximum amount of funds required by us to purchase the notes pursuant to the tender offer and to pay related fees and expenses is estimated to be approximately $150.0 million. The consummation of the tender offer will be conditioned on, among other things, the receipt by us of at least $135.0 million in aggregate gross proceeds from this offering and borrowings under the term loan facility. If we obtain less than $150.0 million in aggregate gross proceeds from this offering and borrowings under the term loan facility, we expect to fund the remaining cash required to consummate the tender offer from cash on hand and borrowings under the revolving credit facility. Pending the repurchase, we intend to invest the net proceeds from this offering in short term, interest-bearing securities. See "Description of Certain Indebtedness."

CAPITALIZATION

        The following table sets forth our capitalization and cash and cash equivalents as of April 30, 2008 on an actual basis and as adjusted for this offering and the repurchase of our contingent convertible notes with the proceeds from this offering, after deducting underwriting discounts and expenses payable by us, proceeds from the new term facility and borrowings under our revolving credit facility. You should read the information in this table together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of April 30, 2008
	Actual	As Adjusted (1)
	(Dollars in thousands, except share and per share data)
Cash and cash equivalents	$9,351	$9,351

Indebtedness:
Contingent convertible senior notes due 2024 (2)	$150,000	$—
Senior Secured Credit Facility
Revolving credit facility (3)	66,180	81,180
Term loan facility	—	60,000
Other	5,491	5,491

Total indebtedness	$221,671	$146,671

Shareholders' equity:
Common stock, $0.01 par value, 151,875,000 shares authorized, 35,256,255 shares issued, actual and 52,903,314 shares issued as adjusted	$353	$529
Preferred stock, no par value, 506,409 shares authorized, no shares issued actual and as adjusted	—	—
Additional paid-in capital	8,736	78,510
Retained earnings	38,877	38,877
Accumulated other comprehensive income	48,845	48,845

Total shareholders' equity	$96,811	$166,761

Total capitalization	$318,482	$313,432

(1)
We intend to issue a sufficient number of shares of common stock such that we realize minimum gross proceeds of $75,000,000 from this offering. Based on an assumed public offering price of $4.25 per share (the last reported sales price of our common stock on The NASDAQ Global Select Market on July 11, 2008), we would be required to issue 17,647,059 shares of our common stock in order to realize such minimum amount of gross proceeds. A $0.50 increase in the assumed public offering price per share would decrease the number of shares that we would be required to issue by 1,857,585, and a $0.50 decrease in the assumed public offering price would increase the number of shares of common stock that we would be required to issue by 2,352,941 in order for us to realize gross proceeds of $75,000,000 from this offering. As such, the final number of shares of common stock that we will issue and, therefore, the total number of our shares of common stock that will be outstanding after this offering will not be determined until pricing. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(2)
We have reclassed as "current" the maturity of our contingent convertible senior notes in advance of April 15, 2009, at which point holders of the notes may require us to repurchase all or a portion of their notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest.

(3)
Our revolving credit facility allows us to borrow an aggregate of up to $100,000,000. As of June 26, 2008, we had $66,180,000 outstanding under our revolving credit facility, and $33,820,000 available to borrow.

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except per share amounts, percentages and unit/seat amounts)

        The following summary consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statements of operations data for the years ended October 31, 2003, 2004, 2005, 2006 and 2007, and the consolidated balance sheet data are derived from our consolidated financial statements. The condensed consolidated statements of operations data for the six months ended April 30, 2007 and 2008, and the condensed consolidated balance sheet data at April 30, 2007 and 2008, are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments consisting only of normal recurring adjustments that are necessary for a fair presentation of our financial position and results of operations for these periods. The historical results are not necessarily indicative of future results.

	Year Ended October 31,					Six Months Ended April 30,
	2003	2004	2005	2006	2007	2007	2008
Summary financial statements (a):
Revenue
Utility	$33,092	$45,947	$67,029	$86,792	$78,457	$39,885	$39,370
Proprietary Table Games	25,151	37,680	39,517	38,316	33,125	15,903	18,933
Electronic Table Systems	—	1,025	6,022	16,555	27,890	10,583	12,210
Electronic Gaming Machines	—	—	—	21,090	39,269	15,523	16,324
Unallocated Corporate	108	131	292	238	110	91	63

Total revenue	58,351	84,783	112,860	162,991	178,851	81,985	86,900
Cost of revenue	11,599	19,403	29,260	56,721	74,985	32,137	35,864
Gross profit	46,752	65,380	83,600	106,270	103,866	49,848	51,036
Income from continuing operations	17,579	22,517	29,104	5,339	16,301	5,378	1,246
Discontinued operations, net of tax	(645)	1,627	76	(246)	78	87	(1)

Net income	$16,934	$24,144	$29,180	$5,093	$16,379	$5,465	$1,245
Earnings per share, basic (b)	0.47	0.63	0.83	0.15	0.47	0.16	0.04
Earnings per share, diluted (b)	$0.45	$0.60	$0.80	$0.15	$0.46	$0.15	$0.04
Weighted average shares, basic (b)	37,626	35,955	34,924	34,585	34,680	34,663	34,722
Weighted average shares, diluted (b)	38,661	37,308	36,378	36,052	35,276	35,465	34,824
Balance Sheet Data:
Cash, cash equivalents, and investments	$10,425	$47,038	$34,088	$8,917	$4,392	$7,148	$9,351
Total assets	59,418	185,292	193,117	305,207	359,767	320,862	350,197
Total debt	425	157,866	165,553	234,991	235,011	225,015	221,671
Total liabilities	11,695	170,563	179,717	272,658	272,133	266,504	253,386
Shareholders' equity	47,723	14,729	13,400	32,549	87,634	54,358	96,811
Cash Flow Data:
Cash provided by operating activities	$20,630	$26,587	$34,508	$34,021	$33,048	$15,412	$25,360
Cash provided (used) by investing activities	754	(56,540)	(6,526)	(104,142)	(33,119)	(7,877)	(7,263)
Cash provided (used) by financing activities	(22,314)	47,859	(35,027)	65,923	(3,513)	(9,219)	(13,453)

	Year Ended October 31,					Six Months Ended April 30,
	2003	2004	2005	2006	2007	2007	2008
Other Financial Data:
EBITDA (c)	$30,703	$41,781	$55,834	$40,239	$39,566	$19,664	$16,462
Revenue mix (% of total):
Product leases and royalties	66.2%	50.9%	43.0%	30.4%	31.6%	31.8%	39.6%
Product sales and service	33.6%	49.0%	56.7%	69.5%	68.3%	68.1%	60.3%
Other	0.2%	0.1%	0.3%	0.1%	0.1%	0.1%	0.1%
Installed Unit / Seat Base by Product: (d)
Shufflers	11,090	15,289	18,589	22,347	25,382	23,852	26,780
Proprietary table games	1,732	3,233	3,681	4,219	5,443	4,599	5,608
Electronic table system seats	—	110	500	4,566	6,136	5,153	6,600
Electronic gaming machine seats	—	—	—	16,279	18,995	17,448	19,819

(a)
In September 2007, we purchased PGIC's table games division. Effective February 1, 2006, we acquired Stargames. Effective May 1, 2004, we acquired CARD. These acquisitions, in addition to less significant acquisitions, are included in our consolidated financial statements beginning on the effective date of the transactions. See Note 2 to our consolidated financial statements for the years ended October 31, 2005, 2006 and 2007 and Note 2 to our condensed consolidated financial statements for the six months ended April 30, 2007 and 2008 included in this prospectus for further detail on our acquisitions.

(b)
Earnings per share and weighted average share amounts reflect the effects of our 3 for 2 common share stock splits in January 2005 and April 2004.

(c)
EBITDA consists of earnings before interest, taxes, depreciation and amortization. EBITDA is a measure commonly used in our industry and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We also present EBITDA because it is used by some investors as a way to measure a company's ability to incur and service debt, make capital expenditures and meet working capital requirements. However, EBITDA is not a measurement of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity. Unlike net income, EBITDA does not include depreciation, amortization or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA.

  The following table reconciles net income to EBITDA for the periods presented:

	Year Ended October 31,					Six Months Ended April 30,
	2003	2004	2005	2006	2007	2007	2008
Reconciliation of net income to EBITDA:
Net income	$16,934	$24,144	$29,180	$5,093	$16,379	$5,465	$1,245
Discontinued operations, net of tax	645	(1,627)	(76)	246	(78)	(87)	1
Interest expense (income), net	(292)	111	(37)	4,865	5,843	2,938	3,051
Provision (benefit) for income taxes	9,458	12,125	14,666	13,373	(1,999)	2,183	629
Depreciation and amortization	3,958	7,028	12,101	16,662	19,421	9,165	11,536

EBITDA	$30,703	$41,781	$55,834	$40,239	$39,566	$19,664	$16,462

(d)
Installed units is the sum of the product units currently under lease or license agreements plus the aggregate amount of units we have sold since our inception. Similarly, installed seat base is the sum of the seats (with each chair at an electronic gaming table considered a seat) currently under lease agreements plus the aggregate amount of seats we have sold since our inception.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following is a discussion and analysis of our financial condition, results of operations and liquidity and capital resources for the six months ended April 30, 2007 and 2008 and the fiscal years ended October 31, 2005, 2006 and 2007. This discussion should be read together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion includes forward-looking statements that involve risks and uncertainties. You should review "Special Note Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, such forward-looking statements.

Overview

        We specialize in providing casino and other gaming customers with products and services that improve their speed, profitability, productivity and security.

        We offer our products worldwide in markets that are highly regulated. We manufacture our products at our headquarters and manufacturing facility in Las Vegas, Nevada, as well as at our Australian headquarters in Milperra, New South Wales, Australia. In addition, we outsource the manufacturing of certain of our sub-assemblies in the United States, Europe and Australasia.

        In August 2007, we instituted organizational changes at our global headquarters to support the implementation of our five-point strategic plan. Specifically, we divided our Las Vegas-based operations into two distinct entities: a corporate headquarters group and a new profit center called Shuffle Master Americas. The organizational changes also included the formation of the Corporate Product Group ("CPG"). The CPG is responsible for overseeing the creation and development of our existing and future product lines. In addition to including key corporate executives responsible for product content and product strategy, the CPG also oversees our global product research and development ("R&D").

        As part of our reorganization and the continued implementation of our five-point strategy, we reanalyzed our historical reportable segments, the Utility and Entertainment Products segments. Effective October 31, 2007, we decided to expand our reportable segments to include each of our operating segments: Utility, Proprietary Table Games, Electronic Table Systems and Electronic Gaming Machines. Each segment's activities include the design, development, acquisition, manufacture, marketing, distribution, installation and servicing of a distinct product line. Prior periods have been reclassified to conform to this presentation. See "Business" for a more detailed discussion of our strategy in each of our four segments.

  •
  Utility.    Our Utility segment develops products for our casino customers that enhance table game speed, productivity, profitability and security. Utility products include automatic card shufflers and roulette chip sorters. Additionally, we have acquired or are developing products (such as our iShoe™ card reading shoe) that gather data and enable casinos to track table game play. These products are intended to cost-effectively provide casinos and our other customers with data on table game play for security and marketing purposes, which in turn allows them to increase their profitability.

            We plan to develop and market shufflers with advanced features and capabilities to replace our older generation shufflers over time, while at the same time, increasing the penetration of our shufflers in the marketplace. Our current shuffler product portfolio consists of seven distinct models, including both second and third generation shufflers, in the categories of single deck, multi-deck batch and multi-deck continuous card shufflers.

  •
  Proprietary Table Games.    Our PTG segment develops and delivers proprietary table games which enhance our casino customers' and other licensed operators' table game operations. Products in this segment include our proprietary features added to public domain games such as poker, baccarat, pai gow poker, and blackjack table games.

            We intend to broaden our proprietary table game content through development, acquisition and/or improvement. By enhancing the value of our existing installed base with add-on features and capabilities and increasing our presence with new titles, we hope to increase our domestic market penetration and expand further into international markets. We have also begun to install proprietary progressives and side bets on public domain table games as well as on our proprietary table games. Additionally, to maximize the reach of our broad intellectual property portfolio, we have licensed several of our popular proprietary table game titles to a variety of other companies including Delta Rangers, Inc. Delta Rangers' Malta-based subsidiary, Guardian Gaming, operates Shuffle Master Live!, a play for fun and, where legal, play for real internet gaming site that offers several Shuffle Master proprietary titles as well as a wide range of public domain content in jurisdictions where internet gaming is legal. (Internet gaming is not legal in the United States). Guardian Gaming launched Shuffle Master Live! in November 2007.

  •
  Electronic Table Systems.    Our ETS segment develops and delivers various products involving popular table game content using e-Table game platforms. Our primary ETS products are Table Master™, Vegas Star®, and Rapid Table Games™. Our Table Master™ and Vegas Star® products feature a virtual dealer which enables us to offer table game content in markets where live table games are not permitted, such as racinos, video lottery and arcade markets. Our Rapid Table Games™ product enables the automation of certain components of traditional table games such as data collection, placement of bets, collection of losing bets and payment of winning bets combined with live dealer and game outcomes. This automation provides benefits to both casino operators and players, including greater security and more rapid play. We also offer our proprietary table games via wireless gaming solutions.

  •
  Electronic Gaming Machines.    Our EGM segment develops and delivers our PC-based video slot machines into select markets, primarily in Australasia and, to a lesser extent, Latin America. We do not presently and do not currently plan to market EGMs in North America. Although these products are designed primarily for the Australasian markets, we are also exploiting the marketing of these products in other jurisdictions that do not require any significant incremental product design costs. Through our Stargames subsidiary, we offer an extensive selection of video slot titles which include a range of bonus round options and can be configured as a network of machines or as stand-alone units. In addition to selling the full EGM complement of hardware, operating system and game kit, we sell conversion kits which allow existing EGM terminals to be converted to other games on the Stargames platform. Popular titles for our EGMs include Drifting Sands 3, Ninja 3, and The Pink Panther series of linked games (Kelly Country, Deep Sea Dollars Cuba, Galapagos Wild and Tango Passion).

Sources of Revenue

        We derive our revenue from the lease, license and sale of our products and by providing service to our installed base. Consistent with our strategy, we have renewed our emphasis on leasing products, predominantly in North America. When we lease or license our products, we generally negotiate month-to-month fixed fee contracts. Product lease contracts typically include parts and service. When we sell our products, we offer our customers a choice between a sale, a longer-term sales-type lease or other long-term financing. We also offer a majority of our products for sale with an optional parts and service contract. A more detailed discussion of our revenue components and related revenue recognition policies is included under the heading "—Critical Accounting Policies and Estimates."

        Currently, Utility segment revenue is derived substantially from our automatic card shufflers. In addition to leasing shufflers, we also sell and service them. In the PTG segment, the majority of games placed in the U.S. are licensed to our customers, which provides us with royalty revenue. In the ETS segment, we derive revenue from leases, sales and service contracts. In the EGM segment, we derive revenue from selling the full EGM complement and conversion kits which allow existing EGM terminals to be converted to other games on the Stargames platform.

Expenses

        Our direct expenses primarily include depreciation of leased assets, amortization of product related intangible assets, cost of products sold, shipping, installation, commissions, product approval costs, product related litigation and R&D. Indirect expenses include an activity-based allocation of other general product-related costs, the most significant of which are service and selling expenses, including stock-based compensation and manufacturing overhead. We continue to spend significant R&D efforts on the development of our newer generation shuffler products, such as the i-Deal, our card recognition products, as well as other table accessories, such as the iShoe. With our expansion into the e-Tables and EGM markets, we continue to spend significant R&D dollars on developing and implementing new game content as well as improving our existing gaming platforms. Finally, we have incurred significant R&D spending related to operating system upgrades from the PC3 to the PC4 platforms for Vegas Star, Rapid Table Games and EGMs. We believe that one of our strengths is identifying new and relevant product opportunities, and refining current products. We expect to continue to spend a significant portion of our annual revenue on R&D.

        The amounts classified as unallocated corporate expenses consist primarily of costs related to overall corporate management and support functions. These include costs related to executive management, accounting and finance, general sales support, legal and compliance costs, office expenses, and other amounts for which allocation to specific segments is not practicable.

        We expect the infrastructure we need to support our growing global business will remain generally consistent with our existing levels. Operating cash flow and working capital are expected to remain strong as our leasing model strategy develops and our inventory levels reduce as our newer products are rolled-out. Our current intent is to utilize any excess cash to, among other things, reduce outstanding debt. We plan to undertake a careful review of all of our assets with an eye toward utilizing the proceeds from such dispositions, or other forms of monetization such as royalty or license arrangements, to reduce our debt.

Gross Margin

        The number and mix of products placed and the average lease or sales price are the most significant factors affecting our gross margins. Our renewed emphasis on leasing versus selling, the shift in product mix, timing of installations and related upfront installation charges, as well as increases in non-cash depreciation and amortization expenses attributable to our recent acquisitions each impact our margins. In general, lease gross margin is greater than the sales gross margin of those same products. However, total gross profit on leased assets will be lower in a given reporting period than those of a sale due to the much higher price of a sale versus a lease. We anticipate that gross margin will increase as we continue to use pricing to encourage leasing over selling. We believe the shift from the sales model towards the leasing model will provide for a more stable and predictable revenue stream. We expect our capital expenditures to grow in a proportionate ratio to our revenue and/or mix of revenue, as our leasing model extends into our more capital intensive products.

        It should be noted that our strategy to emphasize leasing over selling is primarily focused in North America as many customers outside the U.S. purchase product rather than lease. We have increased the retail sales price of many of our products such that we believe the majority of customers are inclined to lease rather than purchase our products. Our introductory pricing, which is used to encourage both sale and lease of new products to customers and entails initially pricing products lower than the expected sales price and/or list price, also impacts our gross profit.

        In addition to the lease versus sell strategy, we hope to improve our gross margins through value engineering to reduce manufacturing costs. Our focus is currently on savings attributable to component parts, product redesign and lower cost manufacturing opportunities.

Acquisitions, Other Significant Transactions and Dispositions

        On September 28, 2007, we purchased PGIC's Table Games Division ("TGD") business, including certain worldwide rights (excluding video and electronic rights) and lease contracts for all of PGIC's table game titles including Caribbean Stud® and Texas Hold' Em Bonus®. These assets are now part of our PTG segment.

        Under the terms of the purchase, we made an upfront payment to PGIC of approximately $19,800,000. We also agreed to make earn-out payments to PGIC, beginning in calendar 2008, including $3,500,000 in total non-interest bearing guaranteed minimum payments over a four-year period, as follows: For each of 2008 and 2009, the guaranteed minimum amounts are $1,000,000 each year, paid quarterly; and for 2010 and 2011, are $750,000 each year, also paid quarterly. The future earn-out payments are based on the growth of the acquired TGD business in excess of annual baseline revenue of approximately $4,800,000. For 2008 and 2009, the earn-out will be 23% of revenue above the baseline amount; for 2010 and 2011, the earn-out will be 19% of revenue above the baseline; and for 2012 to 2016, the earn-out will be 10.75% of revenue above the baseline. Actual earn-out payments will be reduced by any guaranteed minimum payments actually made. Future earn-out payments in excess of the minimum guaranteed payments will be added to the purchase price in accounting for the business combination. The baseline lease and service revenue for the twelve months ended June 30, 2007 of the acquired TGD business totaled approximately $4,800,000. The acquired installed lease base totaled approximately 600 tables.

        In connection with the purchase, we entered into a Software Distribution License Agreement with PGIC, pursuant to which we acquired PGIC's Game Manager™ software and related table hardware (collectively, the "GMS"). We paid PGIC a $3,000,000 advance of royalties due under the Software Distribution License Agreement. Once the $3,000,000 advance is fully recouped, PGIC will receive recurring quarterly royalty payments for the placement of PGIC's progressive technology on certain of our proprietary table games, subject to our further recoupment of $1,750,000 related to an earlier licensing transaction with PGIC. Under the earlier licensing transaction, we obtained "last license" rights to utilize an extensive portfolio of jackpot wagering hardware and method patents held by PGIC. In connection with the purchase of the TGD, the last license agreement was amended and restated and we obtained certain expanded rights to those patents, as well as rights to certain other related patents. The royalty rate under the Software Distribution License Agreement for our proprietary table games is 15% of the net incremental revenue attributable to adding the progressive element. As of January 31, 2008, we have started integrating the GMS with certain versions of our proprietary table games in numerous jurisdictions.

        On February 1, 2006, we announced that our wholly owned indirect subsidiary, Shuffle Master Australasia Pty. Ltd., had substantially completed its acquisition of Stargames, a gaming company that develops, manufactures and distributes a wide range of innovative electronic entertainment gaming products to worldwide markets, by purchasing 95% of the outstanding Stargames shares. Effective March 8, 2006, we had acquired 100% of the outstanding Stargames shares for AU $1.55 per share. Accordingly, the results of Stargames have been included in our consolidated financial statements beginning February 1, 2006.

        Stargames product offerings are classified as either Electronic Table Systems or Electronic Gaming Machines and include Rapid Table Games and Vegas Star e-Table platforms, and a broad line of traditional video slot machines designed primarily for the Australasian gaming markets.

RESULTS OF OPERATIONS

Six Months Ended April 30, 2007 compared to Six Months Ended April 30, 2008

        The following table presents our various items of revenue and expense as a percentage of total revenue:

Consolidated Statements of Income

	Six Months Ended April 30,
	2007	2008
Revenue:
Utility	48.7%	45.2%
Proprietary Table Games	19.4	21.8
Electronic Table Systems	12.9	14.1
Electronic Gaming Machines	18.9	18.8
Other	0.1	0.1

Total revenue	100.0	100.0
Cost of revenue	39.2	41.3

Gross profit	60.8	58.7
Selling, general and administrative	35.2	40.3
Research and development	10.2	10.5

Income from operations	15.4	7.9
Other expense	(5.8)	(5.2)
Equity method investment loss	(0.3)	0.0
Impairment of investment	0.0	(0.5)

Income from continuing operations before tax	9.3	2.2
Income tax provision	2.7	0.7

Income from continuing operations	6.6	1.5
Discontinued operations, net of tax	0.1	(0.0)

Net income	6.7%	1.5%

        The following table provides additional information regarding our revenue, gross profit and gross margin:

Revenue and Gross Margin
(dollars in thousands)

	Six Months Ended April 30,
			% Change
	2007	2008
Revenue:
Leases and royalties	$26,064	$34,403	32.0%
Sales and service	55,830	52,434	(6.1)
Other	91	63	(30.8)

Total	$81,985	$86,900	6.0

Cost of revenue:
Leases and royalties	$7,567	$10,599	40.1
Sales and service	24,570	25,265	2.8

Total	$32,137	$35,864	11.6

Gross profit:
Leases and royalties	$18,497	$23,804	28.7
Sales and service	31,260	27,169	(13.1)
Other	91	63	(30.8)

Total	$49,848	$51,036	2.4

Gross margin:
Leases and royalties	71.0%	69.2%
Sales and service	56.0	51.8
Total	60.8	58.7

        Our total revenue was $86,900,000 for the six months ended April 30, 2008 compared to $81,985,000 in the same period of the prior year. The increase in total revenue for the six months ended April 30, 2008, is due to the following factors:

  •
  Our leases and royalties revenue growth for the six months ended April 30, 2008 as compared to the same period of the prior year reflects the renewed emphasis on our leasing model predominantly in North America. Utility, PTG and ETS segment lease and royalty revenue increased from the same period of the prior year due to increases in our monthly average lease price, significant increases in our leased units / seats installed base and the approximate 600 unit installed base that we acquired in connection with the PGIC TGD acquisition that occurred in the fourth quarter of fiscal 2007.

  •
  Utility lease revenue for the six months ended April 30, 2008 was $13,735,000 as compared to $11,885,000 in the same period of the prior year. This 15.6% increase in Utility lease revenue was principally driven by a 721 shuffler unit increase in our lease installed base.

  •
  PTG royalty and lease revenue for the six months ended April 30, 2008 was $16,235,000 as compared to $11,892,000 in the same period of the prior year. This 36.5% increase in PTG royalty and lease revenue was due to measurable organic revenue growth in our traditional non-PGIC table games products as well as the revenue associated with the acquisition of an approximate 600 unit installed base in connection with the PGIC TGD acquisition that occurred in the fourth quarter of fiscal 2007.

  •
  ETS royalty and lease revenue for the six months ended April 30, 2008 was $4,433,000 as compared to $2,259,000 in the same period of the prior year. This 96.2% increase was primarily driven by an additional 495 seats of Table Master™ and an additional 110 seats of Vegas Star® e-Tables on lease.

        For the six months ended April 30, 2008, offsetting our increase in lease and royalty revenue was a decrease in our sales and service revenue of $3,396,000, or 6.1%, which is consistent with our renewed emphasis on leasing versus selling.

  •
  Utility sales and service revenue for the six months ended April 30, 2008 was $25,635,000 as compared to $28,000,000 in the same period of the prior year. This 8.4% decrease was due to reductions in units sold as well as decreases in conversions from leased to sold units. This is consistent with our renewed emphasis on leasing versus selling. Offsetting the decline in units was an increase in our average sales price, which is consistent with our pricing strategy.

  •
  PTG sales and service revenue for the six months ended April 30, 2008 was $2,698,000 as compared to $4,011,000 in the same period of the prior year. The 32.7% decrease in PTG sales and service revenue was predominantly due to a 38 unit decrease in the number of PTG units sold during the period combined with a shift in the sold unit product mix for the period.

  •
  ETS sales and service revenue for the six months ended April 30, 2008 was $7,777,000 as compared to $8,324,000 in the same period of the prior year. The decrease of 6.6% was primarily caused by a decrease in the number of seats sold during the period offset by a significant increase in the average sale price of our Vegas Star and Rapid Table Games e-Table platforms.

  •
  EGM sales and service revenue for the six months ended April 30, 2008 was $16,324,000 as compared to $15,506,000 in the same period of the prior years. The 5.3% increase primarily was due to a significant increase in the average sales price of our EGMs.

        Although revenue increased for the six months ended April 30, 2008 as compared to the same period of the prior year, our gross margin showed a decrease, which was caused principally by the following factors:

  •
  Consistent with our renewed emphasis on leasing as opposed to selling our products, we had fewer conversion sales in our Utility and PTG segments as compared to the same period of the prior year. Such sales have historically yielded higher gross profits and gross margin.

  •
  The continued shift in product mix, timing of lease installations and introductory pricing on newer products impacted our lease and royalty margins. Upfront installation charges for newly placed e-Table gaming products that are on either month-to-month operating leases or participation arrangements negatively impacted these margins.

Operating Expenses

	Six Months Ended April 30,
			% Change
	2007	2008
	(dollars in thousands)
Selling, general and administrative	$28,878	$35,012	21.2%
Percentage of revenue	35.2%	40.3%
Research and development	$8,400	$9,159	9.0
Percentage of revenue	10.2%	10.5%
Total operating expenses	$37,278	$44,171	18.5
Percentage of revenue	45.5%	50.8%

        Selling, General and Administrative Expenses ("SG&A").    SG&A expenses increased at a higher rate than our revenue during the six months ended April 30, 2008. The increase in SG&A expenses expenses primarily reflects the following:

  •
  Personnel costs increased $3,356,000, or 18.8%, to $21,250,000 for the six months ended April 30, 2008 as compared to $17,894,000 for the same period of the prior year due to staffing our newly established corporate division, adding to the sales and service staff in our Shuffle Master Americas profit center to support the growth of our newer products, including our e-Table product line, and expanding into new territories.

  •
  Corporate legal expense increased $957,000, or 53.9%, to $2,731,000 for the six months ended April 30, 2008 as compared to $1,774,000 for the same period of the prior year. Corporate legal costs were principally related to VendingData II, the class action and shareholder derivative claims and lawsuits and other general corporate matters (for further information on Legal Proceedings, see "Business—Other Business Information—Legal Proceedings" in this prospectus). Total legal expenses were offset by $650,000 related to legal fees reimbursable under our D&O insurance policy. We expect that our legal fees will continue to vary from period to period depending on the level of legal activity required to protect our intellectual property and defend the shareholder derivative claims and lawsuits and class action lawsuit.

  •
  Costs of $1,204,000 associated with the increased facilities and staffing in our Macau operation to enhance our competitive presence in that market.

  •
  Severance costs of approximately $360,000 associated with the departure of a senior executive in our corporate office.

  •
  Increases of approximately $1,759,000 at our foreign subsidiaries due to the weakening of the U.S. dollar.

  •
  Total SG&A expenses were offset by a gain of $738,000 recognized on the sale of our fractional ownership in a Net Jets Inc. corporate airplane. Effective February 27, 2008, we sold our interest in the airplane. This sale, carried out as part of our strategic initiative to monetize certain non-core assets, resulted in proceeds of approximately $1,309,000, comprising the agreed-upon sales price of $1,290,000 plus additional credits of $19,000.

        R&D Expenses.    Our R&D expenses are distributed among all of our product lines, as we have continued to invest in new product development. R&D expenses increased $759,000, or 9.0%, to $9,159,000 for the six months ended April 30, 2008, as compared to $8,400,000 for the same period of the prior year. A significant part of the increase in R&D expenses relates to approximately $434,000 at our foreign subsidiaries due to the weakening of the U.S. dollar.

        The increase in R&D expenses can also be attributed to our newly created CPG which was formed in the fourth quarter of fiscal 2007. The CPG is responsible for overseeing the creation and development of our existing and future product lines as well as overseeing our global R&D spend. For the six months ended April 30, 2008, CPG spent approximately $388,000 for general operational purposes.

        Each year we continue to spend significant R&D efforts on the development of newer generation products in each of our segments. For the six months ended April 30, 2008, R&D expenses related to our Utility segment were primarily in support of our next generation shufflers and secondarily in support of our card recognition products and other table accessories. For our PTG segment, R&D expenses related to the development of new progressive table games with bonusing options and side bets. For our ETS segment, R&D expenses predominantly focused on developing newer and more innovative e-Table configurations, which include our Table Master™, Rapid Table Games™ and Vegas Star® products such as Ultimate Draw Poker, Vegas Star Craps and Rapid Craps. For our EGM segment, R&D expenses principally related to developing and commercializing new content with respect to the new PC4 operating platform.

Other Expense

        Other expense comprises the following:

	Six Months Ended April 30,
	2007	2008
	(dollars in thousands)
Interest income	$784	$941
Interest expense	(3,722)	(3,992)
Amortization of debt issue costs	(673)	(652)
Foreign currency gain (loss)—net	(1,130)	(870)
Other	(7)	16

Total Other expense	$(4,748)	$(4,557)

        Interest income relates primarily to our investment in sales-type leases, notes receivable portfolio and invested cash on hand. Interest expense for the six months ended April 30, 2008 and 2007 primarily relates to interest on our 1.25% Contingent Convertible Senior Notes due 2024 (the "Notes") and Senior Secured Revolving Credit Facility (the "Revolver"). Amortization of debt issue costs for the six months ended April 30, 2008 and 2007 relates to our Notes and Revolver.

        Foreign currency loss relates to fluctuations of the U.S. dollar, the Euro, the Australian dollar and the Pataca. Our foreign subsidiaries engage in activities with us and certain customers in U.S. dollar and other foreign denominated contracts. Additionally, we are settling certain inter-company balances, which have resulted in the recognition of additional foreign currency fluctuations pursuant to SFAS No. 52, "Foreign Currency Translation".

Impairment of Investment

        We review our investments for other than temporary impairment whenever events or changes in business circumstances indicate that the carrying amount of the investments may not be fully recoverable. As of April 30, 2008, we analyzed our cost method investment in Sona and, due to the severity and duration in the decline in fair value, determined that such investment was impaired. Accordingly, we recorded a $433,000 impairment write-down, which represents the difference between our historical book value and fair market value of our investment as of April 30, 2008. Such impairment charge is reflected in impairment of investment in the condensed consolidated statement of income for the six month period ended April 30, 2008. Currently the book value of our shares is $0.30 per share. The closing price of Sona's stock on July 11, 2008 was $0.06, such that we expect to have an impairment charge for the quarter ending July 31, 2008.

Depreciation and Amortization Expenses

        Depreciation expense is primarily comprised of depreciation associated with products leased and held for lease and to a lesser extent depreciation of property, plant and equipment. Amortization expense is primarily comprised of amortization associated with intellectual property, acquired developed technology, and customer relationships. Depreciation and amortization expenses increased $2,371,000, or 25.9%, to $11,536,000 for the six months ended April 30, 2008, as compared to $9,165,000 for the same period of the prior year. The increase is principally attributable to the PGIC TGD acquisition in the fourth quarter of 2007 as well as an increase in our leased asset installed base year over year. Of the increase in depreciation and amortization, approximately $1,901,000 is included in gross margin for the six months ended April 30, 2008.

Income Taxes

        Our effective income tax rate for continuing operations for the six months ended April 30, 2008 and 2007 was 33.5% and 28.9%, respectively. The difference between the federal statutory rate and our effective income tax rate is primarily due to the relative size of certain significant permanent items (e.g. interest expense and research & development tax benefits) to book income. Looking forward, our effective income tax rate may fluctuate due to changes in our amount and mix of United States and foreign income, changes in tax legislation, changes in our estimates of federal tax credits, changes in our assessment of uncertainties as valued under FIN 48, as well as accumulated interest and penalties and other deductions.

        During the six months ended April 30, 2008 and 2007, we realized income tax benefits of $0 and $1,748,000, respectively, related to deductions for employee stock option exercises. These tax benefits, which reduced income taxes payable and increased additional paid-in capital by an equal amount, had no effect on our provision for income taxes.

        See Note 8 to our condensed consolidated financial statements for the six months ended April 30, 2007 and 2008 for a discussion of the impact of the adoption of FIN 48 in November 2007.

Earnings Per Share

        Shares used to compute basic and diluted earnings per share from continuing operations are as follows:

	Six Months Ended April 30,
	2007	2008
	(dollars in thousands, except share and per share data)
Income from continuing operations	$5,378	$1,246

Basic:
Weighted average shares	34,662,838	34,721,934

Diluted:
Weighted average shares, basic	34,662,838	34,721,934
Dilutive effect of options and restricted stock	796,579	101,566
Dilutive effect of contingent convertible notes	5,954	—

Weighted average shares, diluted	35,465,371	34,823,500

Basic earnings per share	$0.16	$0.04
Diluted earnings per share	$0.15	$0.04
Weighted average anti-dilutive shares excluded from diluted EPS	2,016,568	15,471,909

        We account for our Notes in accordance with FASB Emerging Issues Task Force Issue No. 04-8 ("EITF 04-8"), "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" which requires us to include the dilutive effect of our outstanding Notes shares in our diluted earnings per share calculation, regardless of whether the market price trigger or other contingent conversion feature has been met. Because our Notes include a mandatory cash settlement feature for the principal payment, we apply the treasury stock method. This method results in incremental dilutive shares when the average fair value of our common stock for a reporting period exceeds the initial conversion price per share of $28.07. During the six months ended April 30, 2008, the average fair value of our common stock did not exceed $28.07. During the six months ended April 30, 2007, the average fair value of our common stock did exceed $28.07, resulting in 5 additional dilutive shares.

Fiscal Year Comparisons

        The following table presents our various items of revenue and expense as a percentage of total revenue:

Consolidated Statements of Income

	Year Ended October 31,
	2005	2006	2007
Revenue:
Utility	59.4%	53.2%	43.9%
Proprietary Table Games	35.0	23.5	18.5
Electronic Table Systems	5.3	10.2	15.5
Electronic Gaming Machines	0.0	13.0	22.0
Other	0.3	0.1	0.1

Total revenue	100.0	100.0	100.0
Cost of revenue	25.9	34.8	41.9

Gross profit	74.1	65.2	58.1
Selling, general and administrative	27.0	31.5	34.6
Research and development	6.9	7.9	9.7
Gain on sale of patent	0.0	(2.8)	0.0
In-process research and development	0.0	11.7	0.0

Income from operations	40.2	16.9	13.8
Other expense	(0.6)	(4.1)	(5.6)
Equity method investment loss	0.0	(0.3)	(0.2)
Impairment of investments	(0.9)	(1.0)	0.0

Income from continuing operations before tax	38.7	11.5	8.0
Income tax (benefit) provision	12.8	8.2	(1.1)

Income from continuing operations	25.9	3.3	9.1
Discontinued operations, net of tax	0.1	(0.2)	0.0

Net income	26.0%	3.1%	9.1%

        The following table provides additional information regarding our revenue, gross profit and gross margin:

Revenue and Gross Margin

				Percentage Change
	Year Ended October 31,
				06 vs. 05	07 vs. 06
	2005	2006	2007
	(dollars in thousands)
Revenue:
Leases and royalties	$48,571	$49,551	$56,426	2.0%	13.9%
Sales and service	63,997	113,202	122,315	76.9	8.1
Other	292	238	110	(18.5)	(53.8)

Total	$112,860	$162,991	$178,851	44.4	9.7

Cost of revenue:
Leases and royalties	$9,692	$11,794	$17,221	21.7	46.0
Sales and service	19,568	44,927	57,764	129.6	28.6

Total	$29,260	$56,721	$74,985	93.9	32.2

Gross profit:
Leases and royalties	$38,879	$37,757	$39,205	(2.9)	3.8
Sales and service	44,429	68,275	64,551	53.7	(5.5)
Other	292	238	110	(18.5)	(53.8)

Total	$83,600	$106,270	$103,866	27.1	(2.3)

Gross margin:
Leases and royalties	80.0%	76.2%	69.5%
Sales and service	69.4	60.3	52.8
Total	74.1	65.2	58.1

Operating Expenses

				Percentage Change
	Year Ended October 31,
				06 vs. 05	07 vs. 06
	2005	2006	2007
	(dollars in thousands)
Selling, general and administrative	$30,559	$51,299	$61,947	67.9%	20.8%
Percentage of revenue	27.0%	31.5%	34.6%
Research and development	$7,784	$12,910	$17,337	65.9	34.3
Percentage of revenue	6.9%	7.9%	9.7%
In-process research and development	$—	$19,145	$—	100.0	(100.0)
Percentage of revenue	0.0%	11.7%	0.0%
Total operating expenses	$38,343	$83,354	$79,284	117.4	(4.9)
Percentage of revenue	33.9%	51.1%	44.3%

Other Expense

        Other expense is comprised of the following:

	October 31,
	2005	2006	2007
	(dollars in thousands)
Interest income	$2,336	$1,998	$1,644
Interest expense	(2,302)	(6,863)	(7,487)
Amortization of debt issue costs	(961)	(1,511)	(1,327)
Foreign currency (loss) gain	215	(414)	(3,109)
Other	55	91	305

Total Other expense	$(657)	$(6,699)	$(9,974)

Income Taxes

        Our effective income tax rate for continuing operations for the years ended October 31 was as follows:

	2005	2006	2007
Federal income tax at the statutory rate	35.0%	35.0%	35.0%
Stargames PC4 software technology	0.0	0.0	(46.9)
In-process research and development	0.0	35.8	0.0
Foreign dividend inclusion	0.0	9.9	0.0
Other permanent differences	(1.9)	(6.0)	(7.0)
State income taxes, net of federal benefit	2.1	2.5	2.1
Tax credits	(1.8)	(8.4)	(2.7)
Effect from foreign tax rate differences	0.7	1.4	2.6
Other	(0.8)	1.3	2.9

Effective tax rate	33.3%	71.5%	(14.0)%

Fiscal 2006 compared to Fiscal 2007

Revenue and Gross Margin

        Our revenue in fiscal 2007 increased to $178,851,000 as compared to $162,991,000 in fiscal 2006. Lease revenue increased due to our renewed emphasis on leasing predominantly in North America and increases in leased units/seats. Strong overall revenue growth in our ETS and EGM segments also contributed to the increase in revenue, due in part to fiscal 2007 including a full year of Stargames' revenue compared to nine months in fiscal 2006. Sales of our EGMs also contributed to the increase in our revenue. The Australasian market, where the majority of EGMs are placed, is predominantly a "sales-based" market. Additionally, our e-Tables have performed very well in certain markets which are also predominantly sales-based.

        The cost of revenue in fiscal 2007 increased as compared to fiscal 2006, both in dollars as well as percentage of revenue, mostly attributable to the strength of our EGM and e-Table revenue in the period. These products are much more capital intensive than our shuffler and table game products and accordingly generate lower margins than our traditional products experienced in prior years.

        Although revenue increased in fiscal 2007 as compared to fiscal 2006, our gross profit, as well as gross margin, decreased during fiscal 2007. The declines in our gross profit and margin were caused principally by the following factors:

  •
  The gross profit decline related to our continued shift in the mix of products leased and sold and the inclusion of Stargames' results of operations for a full year in fiscal 2007, compared to nine months in fiscal 2006. The margins on Stargames products, particularly those included in the EGM segment, are lower than those traditionally experienced in our Utility, PTG and ETS segments. While this will likely continue to affect our margins in the near term, it is not possible to predict the long-term impact of the Stargames product mix on our margins.

  •
  Additional depreciation and amortization expense of product related intangibles included in cost of leases and sales and service also affected our gross profit and margin. This includes purchase related depreciation and amortization for acquired products from PGIC's TGD, Stargames and CARD.

  •
  Consistent with our renewed emphasis on leasing as opposed to selling our products, we had fewer sales of our Utility products and lifetime license sales as compared to the prior year. Such sales have historically yielded the highest product gross profits. The timing of lease installations and introductory pricing also affected our leases and royalty margins. Additionally, these margins were negatively impacted by upfront installation charges for newly placed e-Table gaming products that are on either month-to-month operating leases or participation arrangements. Offsetting the decrease in the lease and royalties profit is approximately $663,000 of royalty revenue from our Delta Rangers license agreement, of which there is no corresponding cost.

  •
  In general, lease gross margins are greater than the sales gross margin of those same products. However, gross margin lease dollars will be lower in total overall impact than those of a sale due to the much higher price of a sale versus a lease. A number of factors impact gross margins, including the number and mix of products placed and the average lease or sale price of those products. For example, in our PTG segment, certain proprietary table games warrant a higher average lease price than a PTG add-on such as a felt side-bet or a progressive. For Utility products, when a new shuffler is introduced into the market, we use introductory lease pricing. This is consistent with our roll-out strategy whereby we provide very favorable lease rates at the inception of a lease to entice the customer to try our new product. We expect the impact of introductory pricing to have a short-term impact on our margins. Notwithstanding the factors that can impact our gross margins during any given period, lease margins are greater than the sales margins for the same product. Accordingly, we anticipate that gross margins will increase under our lease model.

  •
  Our product pricing strategy reflects our desire to shift to a lease model from a sales model. We have increased the sales price of certain products such that the majority of customers are inclined to lease rather than purchase our products. Note that our leasing strategy is primarily focused on North America, in that many foreign customers prefer to purchase rather than lease product. Lastly, our pricing strategy recognizes that our Utility products are always subject to sales activity as part of our "replacement cycle" whereby we sell our prior generation shufflers before the introduction of our next generation product.

  •
  A number of factors related to our Stargames' operations negatively impacted our gross profit and margin in fiscal 2007. We incurred a minimum royalty shortfall associated with our WMS agreement of approximately $2,900,000. Additionally, we recognized approximately $2,800,000 in inventory write-offs and recognized a charge in the amount of approximately $400,000 for the return of certain Stargames products that were sold prior to our acquisition of Stargames.

We expect that the mix of products, timing of lease installations and upfront installation costs related to leases of e-Table products will continue to affect our revenue and margins.

Operating Expenses

        SG&A Expenses.    SG&A expenses increased at a higher rate than our revenue during fiscal 2007 as compared to fiscal 2006. The dollar increases in SG&A expenses in fiscal 2007 as compared to fiscal 2006 are primarily due to the following:

  •
  Twelve months of SG&A expenses from Stargames in the current fiscal year as compared to nine months in the prior fiscal year. Total Stargames related SG&A expenses were $17,728,000 and $10,520,000 during fiscal 2007 and 2006, respectively.

  •
  Payroll and related expenses increased for the year ended October 31, 2007. These expenses were $36,295,000 for the year ended October 31, 2007 compared to $33,306,000 of the prior year. The increase in payroll and related expenses year-over-year was primarily due to the acquisition of Stargames in February 2006, and an increase in the number of employees and temporary consultants in order to support the growth of our global business. We also recognized an employee severance charge of approximately $500,000 in the fourth quarter of fiscal 2007.

  •
  Corporate legal fees were $5,868,000 and $4,946,000 for the years ended October 31, 2007 and 2006, respectively. The legal fees in fiscal 2007 principally related to the VendingData II and MP Games I litigation and secondarily to our class action lawsuit. We expect that our legal fees will continue to vary from period to period depending on our level of legal activity to protect our intellectual property and our involvement in non-routine transactions.

        R&D Expenses.    R&D expenses increased $4,427,000, or 34.3%, in fiscal 2007 as compared to fiscal 2006. The increase was attributable to twelve months of R&D associated with Stargames as compared to nine months in the prior year. R&D expenses at Stargames for the years ended October 31, 2007 and 2006 were $9,397,000 and $5,359,000, respectively.

        In-process research and development ("IPR&D").    IPR&D is defined as a development project that has been initiated and has achieved material progress but has not yet resulted in a commercially viable product and has no alternative future use. We determined the fair-value of the product using the income approach on a project-by-project basis. This method is based on the present value of earnings attributable to the asset or costs avoided as a result of owning the assets. This method includes risk factors, which include applying an appropriate discount rate that reflects the project's stage of completion, the nature of the product, the scientific data associated with the technology, the current patent situation and market competition. The expensing of IPR&D through purchase accounting allows for the expensing of certain R&D efforts at the acquisition date consistent with the expensing of R&D efforts as they are incurred for in-house development efforts.

        As required by FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"), the portion of the purchase price allocated to IPR&D of $19,145,000 was immediately expensed during the three months ended April 30, 2006.

Other Expense

  •
  Interest income decreased $354,000 from fiscal 2006 to fiscal 2007 as a result of a $5,386,000 decrease in our investment in sales-type leases and notes receivable portfolio. This decrease is consistent with our renewed emphasis on leasing versus selling.

  •
  Interest expense for fiscal 2007 was fairly consistent with that in fiscal 2006. Interest expense primarily relates to interest on our indebtedness.

  •
  Amortization of debt issue costs for fiscal 2007 relate to our Notes and the Revolver. Amortization for fiscal 2006 relate to debt issuance costs associated with the bridge loan entered into on January 25, 2006 (the "Old Credit Agreement") and the Notes. The decline from fiscal 2007 to fiscal 2006 was attributable to the refinancing of the Old Credit Agreement with the Revolver.

  •
  The increases in the foreign currency loss for fiscal 2007 as compared to the prior year, was primarily caused by the weakening of the U.S. dollar versus the Australian dollar and the Euro. Our foreign subsidiaries engage in activities with us and certain customers in U.S. dollar denominated contracts. Additionally, we have initiated the settling of certain inter-company balances, which has resulted in the recognition of additional foreign currency fluctuations pursuant to SFAS No. 52, "Foreign Currency Translation" for the year ended October 31, 2007.

Impairment of Investment

        We review our investments for other than temporary impairment whenever events or changes in business circumstances indicate that the carrying amount of the investments may not be fully recoverable. As of October 31, 2006, we analyzed our investment in Sona which was previously accounted for under the equity method and, due to the severity and duration in the decline in fair value, determined that such investment was impaired. Accordingly, we recorded a $1,655,000 impairment write-down, which represents the difference between our historical book value and fair market value of our investment as of October 31, 2006. Such impairment charge is reflected in impairment of investment in the consolidated statement of income for the year ended October 31, 2006. No such impairment charge was recorded for the year ended October 31, 2007.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased from $16,662,000 to $19,421,000 during the fiscal years ended October 31, 2006 and 2007. The increase is attributable to the depreciation and amortization of assets associated with the Stargames acquisition, effective February 1, 2006, approximately one month of depreciation and amortization related to the PGIC TGD acquisition in fiscal 2007, and an increase in the amortization related to our acquired products from CARD over the period of the prior year.

Income Taxes

        Our effective income tax rate for continuing operations for the years ended October 31, 2006 and 2007 was 71.5% and (14.0)%, respectively. The difference between the federal statutory rate and our effective income tax rate is primarily due to the relative size of certain significant permanent items (e.g. interest expense and research & development tax benefits) to book income. Looking forward, our effective income tax rate may fluctuate due to changes in our amount and mix of United States and foreign income, changes in tax legislation, changes in our estimates of federal tax credits, changes in our assessment of uncertainties as valued under FIN 48, as well as accumulated interest and penalties and other deductions.

        During the years ended October 31, 2006 and 2007, we realized income tax benefits of $3,908,000 and $1,133,000, respectively, related to deductions for employee stock option exercises. These tax benefits, which reduced income taxes payable and increased additional paid-in capital by an equal amount, had no effect on our provision for income taxes.

        See Note 8 of the condensed consolidated financial statements for the six months ended April 30, 2007 and 2008 for a discussion of the impact of the adoption of FIN 48 in November 2007.

Fiscal 2005 compared to Fiscal 2006

Revenue and Gross Margin

        Overall, total revenue in fiscal 2006 increased as compared to the prior fiscal year. Consolidated revenue for fiscal 2006 was $162,991,000 as compared to $112,860,000 in fiscal 2005. The increase was a result of strong performance in predominantly all aspects of our business and is largely attributable to increased lifetime license sales of our proprietary table games as well as increased conversion of shufflers from lease to sale in anticipation of the roll out of our next generation shufflers. We experienced strong results in our sold units installed base within our Utility segment. Organic growth favorably impacted our ETS segment. The increase in the number of units/seats sold resulted from greater placements of our products, acquisitions of products, market growth and the expansion of operations both domestically and internationally. A more detailed discussion of our revenue is included for each of our operating segments under the heading "—Segment Operating Results."

        Gross profit increased during fiscal 2006. However, our gross margin decreased 8.9% for fiscal 2006, as compared to the same prior fiscal year. The decline in gross margin was attributable to the following:

  •
  In fiscal 2006, we experienced a shift in product mix year-over-year and the inclusion of the results of Stargames for nine months. As discussed above, the margins of certain Stargames products are lower than those traditionally experienced in our Utility, ETS and PTG segments. Our EGM segment did not exist prior to the acquisition of Stargames.

  •
  Amortization of Stargames product related intangibles of $1,545,000 is included in cost of sales and service in our consolidated statements of income in fiscal 2006 compared to none for the prior fiscal year.

  •
  Sales of Easy Chipper C and Table Master, which are higher cost products, increased year-over-year and unfavorably impacted our overall margin.

  •
  Fiscal 2006 included fewer lifetime license sales than in the prior fiscal year which resulted in a negative impact both on gross profit and margin.

Operating Expenses

        SG&A Expenses.    SG&A expenses increased at a higher rate than our revenue during fiscal 2006 as compared to fiscal 2005. The dollar increases in SG&A expenses in fiscal 2006 as compared to fiscal 2005 are primarily due to the following:

  •
  The acquisition of Stargames effective February 1, 2006, which resulted in the addition of $10,520,000 of SG&A expenses that did not exist in the prior year.

  •
  Corporate legal fees were $4,946,000 and $3,825,000 during the years ended October 31, 2006 and 2005, respectively. In fiscal 2006, legal fees related predominantly to the MP Games I and II litigation. We expect that our legal fees will continue to vary from period to period depending on our level of legal activity to protect our intellectual property and our involvement in non-routine transactions.

  •
  Share-based compensation expense under Statement of Financial Accounting Standards ("SFAS") No. 123R, allocated to SG&A expenses, in fiscal 2006 was $5,108,000 as compared to $759,000 during the period of the prior year. We adopted SFAS No. 123R effective November 1, 2006.

        In fiscal 2006, we entered into an agreement with IGT whereby we sold to IGT our remaining 50% ownership in certain patents (the "ENPAT patents"). This agreement rescinded certain provisions of a prior agreement whereby we assigned, transferred and conveyed to IGT our 50% share of the first $3,000,000 of future royalties from the licensing of the ENPAT patents to any third party or from otherwise permitting any third party to use the ENPAT patents. The consideration for the remaining 50% ownership of the ENPAT patents was $3,000,000 previously received from IGT pursuant to a prior agreement between us and IGT, plus a payment of an additional $4,500,000. This payment was in lieu of $4,875,000 that would have been due, at IGT's discretion, under the patent purchase agreement entered into in fiscal 2005 between us and IGT. As a result, IGT will receive 100% of the future royalties on the ENPAT patents until IGT has earned a total of $17,400,000 in gross royalties; thereafter IGT will pay us 17 1/2% of any gross royalties. This fiscal 2006 transaction has been reflected in the accompanying consolidated statements of income by recording a gain on sale of patent of $4,566,000.

        R&D Expenses.    R&D expenses increased $5,126,000, or 65.9%, in fiscal 2006 as compared to fiscal 2005, primarily due to the acquisition of Stargames in February 2006.

Other Expense

  •
  Interest income declined from fiscal 2005 to fiscal 2006 predominantly due to the reduction in our investment portfolio. These investments were used to help fund the Stargames acquisition.

  •
  Interest expense in fiscal 2005 was predominantly associated with the Notes. In fiscal 2006, we entered into the Old Credit Agreement for the financing of the Stargames acquisition. The new financing drove a significant increase in our interest expense on a comparative basis.

  •
  Debt amortization costs in fiscal 2005 related solely to the Notes. As discussed above, the increase in fiscal 2006 related to the Old Credit Agreement financing costs.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased from $11,218,000 to $16,662,000 during the fiscal years ended October 31, 2005 and 2006. The increase is attributable to the depreciation and amortization of assets associated with the Stargames acquisition, effective February 1, 2006 and an increase in the amortization related to our acquired products from CARD over the period of the prior year.

Income Taxes

        Our effective income tax rate for continuing operations for the years ended October 31, 2005 and 2006 was 33.3% and 71.5%, respectively. The difference between the federal statutory rate and our effective income tax rate is primarily due to the relative size of certain significant permanent items (e.g. interest expense and R&D tax benefits) to book income.

        During the years ended October 31, 2005 and 2006, we realized income tax benefits of $5,287,000 and $3,908,000, respectively, related to deductions for employee stock option exercises. These tax benefits, which reduced income taxes payable and increased additional paid-in capital by an equal amount, had no effect on our provision for income taxes.

NOTE ON INCOME TAXES

        Looking forward, our effective income tax rate may fluctuate due to changes in our amount and mix of United States and foreign income, changes in tax legislation, changes in our estimates of federal tax credits, changes in our assessment of uncertainties as determined in accordance with FIN 48, as well as accumulated interest and penalties and other deductions.

        We have not provided for U.S. federal income tax on $2,875,000 of undistributed earnings of our foreign subsidiaries because we intend to permanently reinvest such earnings outside the United States. Upon distribution of these earnings in the form of dividends or otherwise, we would be subject to U.S. income taxes, subject to adjustment for foreign tax credits. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

        We record deferred income taxes to reflect the income tax consequences in future years between the financial reporting and income tax bases of assets and liabilities, and future tax benefits such as net operating loss carry forwards and other tax credits. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to reverse. We provide valuation allowances to reduce deferred tax assets to an amount that is more likely than not to be realized. We evaluate the likelihood of recovering our deferred tax assets by estimating sources of future taxable income. The provision for income taxes is the sum of the tax currently payable and the change in deferred taxes during the year.

        For fiscal 2007, a $6,707,000 decrease to income tax expense and corresponding increase to deferred tax assets was recognized. This adjustment relates to recording amortizable tax basis for the Stargames PC4 technology which we previously wrote off for financial purposes as IPR&D. At the date of acquisition, the determination of the tax treatment was uncertain, pending interpretation of newly enacted Australian tax consolidation rules which were unclear in their application and for which additional guidance was anticipated. During the tax consolidation process, we determined that the tax deduction related to IPR&D may be available in the form of software asset amortization for tax purposes. Accordingly, we performed additional research to determine whether the asset would qualify for a tax deduction and over what period of time. We finalized the research in the fourth quarter of fiscal 2007, and confirmed that tax amortization is appropriate for the PC4 technology. As such, we recorded a deferred tax asset for the tax-only amortizable asset and reduced income tax expense. See "—Results of Operations—Fiscal 2006 compared to Fiscal 2007—Operating Expenses—In-process research and development ("IPR&D")" for a discussion of the IPR&D charge, and the impact on taxes, in fiscal 2006.

EARNINGS PER SHARE

	Year Ended October 31,
	2005	2006	2007
	(dollars in thousands, except share and per share data)
Income from continuing operations	$29,104	$5,339	$16,301
Basic earnings per share, continuing operations	$0.83	$0.15	$0.47
Diluted earnings per share, continuing operations	$0.80	$0.15	$0.46
Weighted average shares data:
Basic	34,924,124	34,584,907	34,680,385
Dilutive impact of stock options and restricted stock	1,342,611	1,176,378	592,592
Dilutive effect of contingent convertible notes	110,835	290,683	2,977

Diluted	36,377,570	36,051,968	35,275,954

Outstanding shares data:
Shares outstanding, beginning of year	34,958,592	34,526,985	34,895,482
Options Exercised	850,985	696,976	229,008
Shares repurchased	(1,472,500)	(316,400)	(77,000)
Other	189,908	(12,079)	150,835

Shares outstanding, end of year	34,526,985	34,895,482	35,198,325

        We account for the Notes in accordance with FASB Emerging Issues Task Force No. 04-08 ("EITF 04-08"), "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" which requires us to include the dilutive effect of our outstanding Notes shares in our diluted earnings per share calculation, regardless of whether the market price trigger or other contingent conversion feature has been met. Because our Notes include a mandatory cash settlement feature for the principal payment, we applied the treasury stock method. This method results in incremental dilutive shares when the average fair value of our common stock for a reporting period exceeds the initial conversion price per share of $28.07. For certain quarters during the fiscal years 2007, 2006, and 2005, the average fair value of our common stock exceeded $28.07, and accordingly, the dilutive effect is included in our diluted shares calculation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risks, which arise during the normal course of business from changes in interest rates and foreign exchange rates. A discussion of our primary market risks are presented below.

        Contingent Convertible Senior Notes.    We estimate that the fair value of our Notes, as of April 30, 2008, was $133,775,000. The fair value of our Notes is sensitive to changes in both our stock and interest rates. Assuming interest rates are held constant, we estimate a 10% decrease in our stock price would decrease the fair value of our Notes by $2,000. Assuming our stock price is held constant; we estimate a 10% increase in interest rates would decrease the fair value of our Notes by $501,000.

        Foreign Currency Risk.    We are exposed to foreign currency exchange rate risk inherent in our leases and sales commitments, anticipated leases and sales, anticipated purchases, and assets, liabilities and debt denominated in currencies other than the U.S. dollar. We transact business in numerous currencies around the world, of which the most significant to our operations for fiscal 2007 were the Australian dollar and the Euro. With our acquisition of CARD and Stargames, we expect that a significant portion of the volume of our business will continue to be denominated in foreign currency. As such, we expect our cash flows and earnings to continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates. Although we have thus far not engaged in hedging activities, we may use forward contracts and options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in our forecasted net revenues and, to a lesser extent, cost of leases and sales denominated in currencies other than the U.S. dollar. Alternatively, we may choose not to hedge the foreign currency risk associated with our foreign currency exposures if such exposure acts as a natural foreign currency hedge for other offsetting amounts denominated in the same currency or the currency is difficult or too expensive to hedge. Further, hedging does not eliminate the foreign currency risk.

SEGMENT OPERATING RESULTS

        Segment revenues include leasing, licensing, or selling of products within each reportable segment. We measure segment revenue performance in terms of dollars and installed unit/seat base. Installed unit/seat base is the sum of product units/seats under lease or license agreements and inception-to-date sold units/seats. Due to their modular design, both the Rapid Table Games and Vegas Star products are best analyzed based upon number of seats leased or sold. Our Table Master is a fixed five seat station. We believe that installed base is an important gauge of segment performance because it measures historical market placements of leased and sold units/seats and it provides insight into potential markets for next-generation products and service. Some sold units/ seats may no longer be in use by our casino customers or may have been replaced by other models or products. Accordingly, we are unable to determine precisely the number of units or seats currently in active use.

        The amounts classified as unallocated corporate expenses consist primarily of costs related to overall corporate management and support functions. These include costs related to executive management, accounting and finance, general sales support, legal and compliance costs, office expenses, and other amounts for which allocation to specific segments is not practicable.

        We evaluate the performance of our operating segments based on net revenues, gross profit and operating income. Segment operating income includes net revenues attributable to third parties and expenses directly and indirectly associated with the product lines included in each segment. Direct expenses primarily include depreciation of leased assets, amortization of product related intangible assets, cost of products sold, shipping, installation, commissions, product approval costs, research and development and product related litigation. Indirect expenses include an activity-based allocation of other general product-related costs, the most significant of which are service and selling expenses, including stock-based compensation and manufacturing overhead. Operating income for each segment excludes other income and expense and certain expenses that are managed outside of the operating segments. Costs excluded from segment operating income include corporate general and administrative expenses.

Utility Segment Operating Results

Six Months Ended April 30, 2007 compared to Six Months Ended April 30, 2008

	Six Months Ended April, 30
			Increase (Decrease)	Percentage Change
	2007	2008
	(dollars in thousands)
Utility Segment Revenue:
Lease	$11,885	$13,735	$1,850	15.6%
Sales—Shuffler	22,965	17,687	(5,278)	(23.0)
Sales—Chipper	912	2,244	1,332	146.1
Service and other	4,123	5,704	1,581	38.3

Total sales and service	28,000	25,635	(2,365)	(8.4)

Total Utility segment revenue	$39,885	$39,370	$(515)	(1.3)

Utility segment gross profit	$25,562	$22,909	$(2,653)	(10.4)
Utility segment gross margin	64.1%	58.2%
Utility segment operating income	$18,847	$17,545	$(1,302)	(6.9)
Utility segment operating margin	47.3%	44.6%
Shuffler Installed Base:
Lease units, end of period	4,633	5,354	721	15.6
Sold units, inception-to-date
Beginning of period	17,630	20,396	2,766	15.7
Sold during period	1,795	1,241	(554)	(30.9)
Less trade-ins and exchanges	(206)	(211)	(5)	(2.4)

Sold units, end of period	19,219	21,426	2,207	11.5

Total shuffler installed base	23,852	26,780	2,928	12.3

Chipper Installed Base:
Lease units, end of period	10	22	12	120.0
Sold units, inception-to-date
Beginning of period	620	721	101	16.3
Sold during period	39	95	56	143.6

Sold units, end of period	659	816	157	23.8

Total chipper installed base	669	838	169	25.3%

        Utility segment revenue decreased $515,000, or 1.3%, to $39,370,000 for the six months ended April 30, 2008, as compared to $39,885,000 for the same period of the prior year. This decrease was primarily due to a 23.0% decrease in shuffler sales revenue, which was largely offset by a 15.6% increase in lease revenue, a 146.1% increase in chipper sales revenue and a 38.3% increase in service and other revenue.

        The 23.0% decrease in shuffler sales revenue for the six months ended April 30, 2008, compared to the same period of the prior year can be directly attributed to:

  •
  A net decrease of 554, or 30.9%, of sold shuffler units to 1,241 from 1,795, which is consistent with our renewed emphasis on leasing versus selling predominantly in North America.

  •
  A decrease in conversions from leased shufflers to sold shufflers of 139 units during the six months ended April 30, 2008 as compared to 353 units in the same period of the prior year, which reflects our renewed emphasis on leasing versus selling.

  •
  These decreases were offset by an increase in the average shuffler sales price, from $12,794 to $14,252, which is consistent with our leasing pricing strategy.

        The decrease in shuffler sales revenue discussed above was offset by the following increases:

        The 15.6% increase in Utility lease revenue for the six months ended April 30, 2008, compared to the same period of the prior year primarily reflects:

  •
  A net increase of 721, or 15.6%, of leased shuffler units to 5,354 from 4,633.

  •
  A decrease of 214 units, or 154.0%, in conversions from leased shufflers to sold shufflers, which reflects our renewed emphasis on leasing versus selling predominantly in North America.

        The 146.1% increase in chipper sales revenue for the six months ended April 30, 2008, compared to the same period of the prior year primarily reflects:

  •
  A net increase of 56, or 143.6%, of sold chipper units to 95 from 39.

        The 38.3% increase in service and other revenue for the six months ended April 30, 2008, compared to the same period of the prior year primarily reflects:

  •
  Increased service contracts and parts sold related to previously sold shufflers.

  •
  A net increase of 62 sold iShoe units.

        Utility gross profit and gross margin for the six months ended April 30, 2008 decreased $2,653,000 and 5.9%, respectively, compared to the same period of the prior year, primarily as a result of the decreases in shuffler sales and lease conversions as well as an increase in amortization expense associated with the one2six shuffler and Easy Chipper to $2,854,000 for the six months ended April 30, 2008, as compared to $2,174,000 for the same period of the prior year. Utility segment operating income and operating margin for the six months ended April 30, 2008 decreased $1,302,000 and 2.7%, respectively, compared to the same period of the prior year, also due to the decreases in shuffler sales and lease conversions and the increase in amortization expense.

Fiscal 2006 compared to Fiscal 2007

	Year Ended October 31,
			Increase (Decrease)	Percentage Change
	2006	2007
	(dollars in thousands)
Utility Segment Revenue:
Lease	$24,048	$24,728	$680	2.8%
Sales—Shuffler	50,363	42,197	(8,166)	(16.2)
Sales—Chipper	5,367	2,582	(2,785)	(51.9)
Service and other	7,014	8,950	1,936	27.6

Total sales and service	62,744	53,729	(9,015)	(14.4)

Total Utility segment revenue	$86,792	$78,457	$(8,335)	(9.6)

Utility segment gross profit	$55,707	$48,086	$(7,621)	(13.7)
Utility segment gross margin	64.2%	61.3%
Utility segment operating income	$42,445	$33,783	$(8,662)	(20.4)
Utility segment operating margin	48.9%	43.1%
Shufflers Installed Base:
Lease units, end of year	4,717	4,986	269	5.7
Sold units, inception-to-date
Beginning of year	13,780	17,630	3,850	27.9
Sold during year	4,297	3,076	(1,221)	(28.4)
Less trade-ins and exchanges	(447)	(310)	137	30.6

Sold units, end of year	17,630	20,396	2,766	15.7

Total shuffler installed base	22,347	25,382	3,035	13.6

Chipper Installed Base*:
Lease units, end of year	15	17	2	13.3
Sold units, inception-to-date
Beginning of year	368	620	252	68.5
Sold during year	252	101	(151)	(59.9)

Sold units, end of year	620	721	101	16.3

Total Chipper installed base	635	738	103	16.2%

*
Chipper units have been adjusted in fiscal 2006 for 273 units to include the Chipmaster product which was previously excluded as it was an older generation product acquired from CARD. As we continue to receive orders for this product, we have decided to include the installed base in all periods presented.

        For the year ended October 31, 2007, Utility segment revenue decreased 9.6%, compared to the prior fiscal year, primarily due to a 14.4% decrease in Utility products sales and service revenue. Such decrease was offset in part by a small increase in our Utility products lease revenue.

        The slight increase in Utility products lease revenue for the year ended October 31, 2007 compared to the prior year primarily reflects:

  •
  An increase of 269 shuffler units from 4,717 units at the end of fiscal 2006 to 4,986 units at the end of fiscal 2007.

  •
  Although leased shuffler units increased, we experienced a small decrease in the average monthly lease price primarily related to the timing of lease installations and, to a lesser extent, introductory pricing.

  •
  Conversions from leased shufflers to sold shufflers of 1,122 units during the prior year as compared to 418 units in fiscal 2007, reflecting principally our renewed emphasis on leasing versus selling.

        The decrease in Utility products sales and service revenue for the year ended October 31, 2007 compared to the same period of the prior year primarily relates to:

  •
  A decrease of 1,221 shuffler units sold from 4,297 units in the period of the prior year to 3,076 units in the current year period.

  •
  As discussed above, a decrease in leased shuffler conversions.

  •
  Offsetting the decline in sold shuffler units was an increase in the average selling prices of our shufflers. The average sales price increased to approximately $14,000 from $12,000 in fiscal 2006. This increase reflects the higher selling price of our newer shuffler models plus the impact of an overall price increase on almost all of our shuffler models. Included in shuffler sales revenue for the current period is approximately $1,400,000 of card recognition upgrade kits which have no corresponding unit count.

  •
  We sold 101 chipper units during the current fiscal year as compared to 252 units last fiscal year. The decrease was due to a large Easy Chipper sale to one customer in the prior year. Total revenue contributed from chipper sales was approximately $2,582,000 during the fiscal year ended October 31, 2007, as compared to $5,367,000 during the same period of the prior year.

        Utility gross profit and operating income decreased $7,621,000 and $8,662,000, respectively in fiscal 2007, compared to fiscal 2006. The decreases in gross profit and operating income primarily relate to the decline in total Utility revenue attributable to our renewed emphasis on leasing, as compared to the number of sales and conversions in the period of the prior year. Gross margin declined to 61.3% in fiscal 2007, compared to 64.2% in fiscal 2006. The decline was principally attributable to increased amortization expense associated with the one2six shuffler and Easy Chipper in the amount of $4,555,000 in fiscal 2007, compared to $3,534,000 in fiscal 2006. Operating margin decreased 5.8% from 48.9% in fiscal 2006, to 43.1% in fiscal 2007. The decrease in operating margin relates primarily to increased expenses allocated to our Utility segment. The expense allocation increase relates principally to legal fees incurred defending our Utility intellectual property.

Fiscal 2005 compared to Fiscal 2006

	Year Ended October 31,
			Increase (Decrease)	Percentage Change
	2005	2006
	(dollars in thousands)
Utility Segment Revenue:
Lease	$23,721	$24,048	$327	1.4%
Sales—Shuffler	34,868	50,363	15,495	44.4
Sales—Chipper	2,930	5,367	2,437	83.2
Service and other	5,510	7,014	1,504	27.3

Total sales and service	43,308	62,744	19,436	44.9

Total Utility segment revenue	$67,029	$86,792	$19,763	29.5

Utility segment gross profit	$45,496	$55,707	$10,211	22.4
Utility segment gross margin	67.9%	64.2%
Utility segment operating income	$32,595	$42,445	$9,850	30.2
Utility segment operating margin	48.6%	48.9%
Shuffler Installed Base:
Lease units, end of year	4,809	4,717	(92)	(1.9)
Sold units, inception-to-date
Beginning of year	11,151	13,780	2,629	23.6
Sold during year	3,062	4,297	1,235	40.3
Less trade-ins and exchanges	(433)	(447)	(14)	(3.2)

Sold units, end of year	13,780	17,630	3,850	27.9

Total shuffler installed base	18,589	22,347	3,758	20.2%

Chipper Installed Base*:
Lease units, end of year	11	15	4	36.4
Sold units, inception-to-date
Beginning of year	240	368	128	53.3
Sold during year	128	252	124	96.9

Sold units, end of year	368	620	252	68.5
Total chipper installed base	379	635	256	67.5%

*
Chipper units have been adjusted in fiscal 2006 and 2005 for 273 units and 247 units, respectively, to include the Chipmaster product which was previously excluded as it was an older generation product acquired from CARD. As we continue to receive orders for this product, we have decided to include the installed base in all periods presented.

        For the year ended October 31, 2006, Utility segment revenue increased 29.5% compared to the prior year, primarily due to a 44.9% increase in Utility products sales and service revenue. Additionally, Utility products lease revenue increased by 1.4% as compared to the prior year.

        The slight increase in Utility products lease revenue for the year ended October 31, 2006, compared to the prior year, primarily reflects:

  •
  A net decrease of 92 shuffler units on lease from 4,809 to 4,717, a 1.9% decrease.

  •
  A shift in product mix from lower average lease price models to higher average lease price models. Placements in the current period were predominantly our third generation shuffler products, including the Deck Mate, one2six and MD2 shufflers. Net shuffler lease additions include the conversion of 1,122 leased units to sold units in the current period and 1,105 leased units to sold units in the period of the prior year. Shuffler conversions for the current prior year periods were comprised primarily of second generation ACE shufflers, in anticipation of introducing the next generation specialty table game shuffler, the i-Deal and Deck Mate.

  •
  The decrease in leased units was partially offset by a slight increase in average monthly lease price from $419 to $422. The increase was predominantly attributable to increased lease pricing for the MD2, DeckMate and one2six.

        The increase in Utility products sales and service revenue for the year ended October 31, 2006, compared to the prior year, primarily reflects:

  •
  An increase of 1,235 shuffler units sold from 3,062 to 4,297, a 40.3% increase.

  •
  The increase in sold shuffler units was comprised primarily of additional sales of Deck Mate, one2six and MD2 shufflers of 1,187, 1,155 and 1,087, respectively, in the current period compared to 784, 775 and 423, respectively, in the prior year.

  •
  Fiscal 2006 included a greater percentage of sales of our higher-priced models, including the one2six and MD2 shufflers, resulting in a 3.0% increase in the average shuffler sales price per unit.

        Utility products gross profit in fiscal 2006 increased $10,211,000, or 22.4%, compared to the same period of the prior year, as a result of the revenue increases discussed above. Segment gross margin during the year ended October 31, 2006, decreased to 64.2% from 67.9% in fiscal 2005. Such decrease relates principally to increased amortization expenses in fiscal 2006 to $3,534,000, from $2,799,000 in fiscal 2005, associated with our acquired CARD products. Also contributing to the decrease was a change in the mix of products sold in fiscal 2006. Although Chipper sales were higher in fiscal 2006 compared to fiscal 2005, these products carry a lower gross margin than most other products in this segment.

        Utility segment operating income for the year ended October 31, 2006 increased $9,850,000 or 30.2%, compared to the same period of the prior year, and operating segment margin increased from 48.6% to 48.9%, primarily due to greater sales volume and higher average sales price of our shufflers referred to above.

Proprietary Table Games Segment Operating Results

Six Months Ended April 30, 2007 compared to Six Months Ended April 30, 2008

	Six Months Ended April 30,
			Increase (Decrease)	Percentage Change
	2007	2008
	(dollars in thousands)
PTG segment revenue:
Royalties and leases	$11,877	$16,235	$4,358	36.7%
Other	15	—	(15)	(100.0)

Total royalties and leases	11,892	16,235	4,343	36.5

Sales	3,922	2,332	(1,590)	(40.5)
Service and other	89	366	277	311.2

Total sales and service revenue	4,011	2,698	(1,313)	(32.7)

Total PTG segment revenue	$15,903	$18,933	$3,030	19.1

PTG segment gross profit	$13,460	$15,753	$2,293	17.0
PTG segment gross margin	84.6%	83.2%
PTG segment operating income	$11,169	$14,105	$2,936	26.3
PTG segment operating margin	70.2%	74.5%
PTG installed base:
Royalty units, end of period	3,239	4,082	843	26.0
Sold units, inception-to-date
Beginning of period	1,233	1,437	204	16.5
Sold during period	127	89	(38)	(29.9)

Sold units, end of period	1,360	1,526	166	12.2

Total installed base	4,599	5,608	1,009	21.9%

        Total PTG segment revenue increased $3,030,000, or 19.1%, to $18,933,000 for the six months ended April 30, 2008, as compared to $15,903,000 for the same period of the prior year. The increase was primarily due to the 36.7% increase in royalty and lease revenue and secondarily due to a 311.2% increase in service and other revenue. This increase was offset by a 40.5% decrease in PTG sales revenue.

        The 36.7% increase in PTG royalty and lease revenue for the six months ended April 30, 2008, compared to the same period of the prior year, primarily reflects:

  •
  A net increase of 843, or 26.0%, table game royalty units on lease. This increase includes an approximate 600 unit installed base that we acquired in connection with the purchase of PGIC's TGD business as well as measurable organic revenue growth in our traditional non-PGIC table games.

  •
  An increase in non-PGIC acquired table game lease units comprised primarily of increases in Ultimate Texas Hold'em®, Bet the Set "21"®, and Dragon Bonus®.

  •
  An increase in PTG average monthly lease price per premium table game to $663 from $611.

  •
  A net increase of 134, or 100%, in table game bonusing option add-ons, predominantly related to the increase in our Progressive Fortune Pai Gow table game.

        The 311.2% increase in service and other revenue for the six months ended April 30, 2008, compared to the same period of the prior year, primarily reflects:

  •
  Increased service contracts, parts and other peripheral sales related to previously sold proprietary table games.

        The increases in PTG royalty and lease revenue as well as service and other revenue discussed above were offset by the following decreases:

        The 40.5% decrease in PTG sales revenue for the six months ended April 30, 2008, compared to the same period of the prior year can be directly attributed to:

  •
  A net decrease of 38, or 29.9%, of sold PTG units to 89 from 127, which is consistent with our renewed emphasis on leasing versus selling, predominantly in North America.

  •
  A decrease in PTG average sales price per table game to $26,202 from $30,882. This decline is primarily attributable to sales of PTG to our Asia distributor, of which pricing is lower than that of third-party sales, and a change in the product sales mix.

        PTG gross profit for the six months ended April 30, 2008 increased $2,293,000, or 17.0%, compared to the same period of the prior year, as a result of the increase in royalty and lease revenue discussed above. PTG gross margin for the six months ended April 30, 2008 decreased 1.4% compared to the same period of the prior year, due to installation and other up-front costs related to certain newer PTG products placed during the six months ended April 30, 2008. PTG segment operating income and margin for the six months ended April 30, 2008 increased $2,936,000 and 4.3%, respectively, from the same period of the prior year, as a result of the increase in royalty and lease revenue.

Fiscal 2006 compared to Fiscal 2007

	Year Ended October 31,
			Increase (Decrease)	Percentage Change
	2006	2007
	(dollars in thousands)
PTG segment revenue:
Royalties and leases	$23,858	$25,288	$1,430	6.0%
Other	29	686	657	2,265.5

Total royalties and leases	23,887	25,974	2,087	8.7

Sales	14,083	6,980	(7,103)	(50.4)
Service and other	346	171	(175)	(50.6)

Total sales and service revenue	14,429	7,151	(7,278)	(50.4)

Total PTG segment revenue	$38,316	$33,125	$(5,191)	(13.5)

PTG segment gross profit	$33,742	$28,154	$(5,558)	(16.5)
PTG segment gross margin	88.1%	85.0%
PTG segment operating income	$30,451	$23,465	$(6,986)	(22.9)
PTG segment operating margin	79.5%	70.8%
PTG installed base:
Royalty units, end of year	2,986	4,006	1,020	34.2
Sold units, inception-to-date
Beginning of year	768	1,233	465	60.5
Sold during year	465	204	(261)	(56.1)

Sold units, end of year	1,233	1,437	204	16.5

Total installed base	4,219	5,443	1,224	29.0%

        For the year ended October 31, 2007, PTG segment revenue decreased 13.5%, compared to the same period of the prior year, primarily due to a decrease in lifetime license sales of our proprietary table games. This decrease is consistent with our strategic initiative to emphasize the licensing of our proprietary table games as opposed to selling these products. Specifically, proprietary table game conversions from royalty units to lifetime license sales decreased from 434 units during the year ended October 31, 2006, to 160 units in fiscal 2007.

        The decrease in lifetime license sales was partially offset by an increase in total PTG royalty and lease revenue of $2,087,000 in fiscal 2007, as compared to fiscal 2006. This increase primarily reflects:

  •
  A net increase of 1,020 table game royalty units on lease. This increase includes an approximate 600 unit installed base that we acquired in connection with the purchase of PGIC's TGD business. Excluding units from this acquisition, our table game royalty units increased by approximately 400 during the year ended October 31, 2007, as compared to the same period of the prior year.

  •
  The increase in units on lease was partially offset by a decrease of 20.9% in the average monthly lease price period over period. This decrease is mostly attributable to the inclusion of only one month of PGIC TGD revenue on the acquired installed base of approximately 600 tables. If the PGIC revenue and corresponding units were excluded from the calculation, the average monthly lease price would have decreased 8.4%.

  •
  During the fiscal year ended October 31, 2007, royalties and leases revenue also includes $663,000 related to license fees received from Delta Rangers Inc. for the use of certain of our proprietary table game content on certain legalized internet gaming sites.

        Gross profit in our PTG segment decreased $5,558,000, or 16.5%, in fiscal 2007, compared to fiscal 2006. Such decrease was primarily related to the significant decrease in lifetime license sales discussed above. Gross profit in fiscal 2007 includes amortization of approximately $40,000 associated with the PGIC TGD acquisition effective September 26, 2007.

        PTG segment operating income for the year ended October 31, 2007 decreased $6,986,000, or 22.9%, and operating margin for the year ended October 31, 2007 decreased to 70.8% from 79.5% for the prior year. The decreases in segment operating income as well as segment operating margin were, in part, caused by the decreases in gross profit and gross margin referred to above. In addition, our operating margin in fiscal 2007 was negatively impacted by increased costs associated with the development and acquisition of new proprietary table games.

Fiscal 2005 compared to Fiscal 2006

	Year Ended October 31,
			Increase (Decrease)	Percentage Change
	2005	2006
	(dollars in thousands)
PTG segment revenue:
Royalties and leases	$24,119	$23,858	$(261)	(1.1)%
Other	81	29	(52)	(64.2)

Total royalties and leases	24,200	23,887	(313)	(1.3)

Sales	15,503	14,083	(1,420)	(9.2)
Service and other	(186)	346	532	286.0

Total sales and service revenue	15,317	14,429	(888)	(5.8)

Total PTG segment revenue	$39,517	$38,316	$(1,201)	(3.0)

PTG segment gross profit	$36,696	$33,742	$(2,954)	(8.0)
PTG segment gross margin	92.9%	88.1%
PTG segment operating income	$33,732	$30,451	$(3,281)	(9.7)
PTG segment operating margin	85.4%	79.5%
PTG installed base:
Royalty units, end of year	2,913	2,986	73	2.5
Sold units, inception-to-date
Beginning of year	365	768	403	110.4
Sold during year	403	465	62	15.4

Sold units, end of year	768	1,233	465	60.5

Total installed base	3,681	4,219	538	14.6%

        For the year ended October 31, 2006, PTG segment revenue decreased 3.0% compared to the prior year, primarily due to a decrease in lifetime license sales revenue.

        The decrease in PTG revenue for the year ended October 31, 2006, compared to the prior year, primarily reflects:

  •
  A net increase of 73 table game royalty units on lease.

  •
  The increase in net table game lease additions consisted primarily of unit increases in Royal Match 21, Bet the Set "21", Dragon Bonus and Ultimate Texas Hold'em. The side bet table games have a lower monthly average lease price than our premium table games resulting in a decline in the average monthly lease price from $690 to $669. The table game royalty unit increases were also offset by the conversion of 434 royalty units to lifetime license sales, consisting primarily of Three Card Poker and Fortune Pai Gow Poker which currently yield higher average monthly lease prices than our more recent game introductions. Prior period conversions totaled 393 royalty units and consisted primarily of Three Card Poker and Let It Ride.

  •
  The decrease in proprietary table games sales revenue was primarily due to a decrease in lifetime license sales revenue. Although lifetime license sales increased by 62 units, such increase was offset by a reduction in the average sales price per unit. The average sales price per unit decreased from approximately $38,500 to approximately $30,300 as we sold more side bet lifetime licenses than premium game lifetime licenses.

        PTG gross profit decreased $2,954,000, or 8.0%, in fiscal 2006 compared to the prior year. Segment gross margin declined to 88.1% in fiscal 2006 from 92.9% in fiscal 2005. The decreases in gross profit and gross margin were predominantly caused by the decreases in revenue as a result of the changes in sales product mix towards side bet lifetime licenses instead of premium game lifetime licenses.

        PTG segment operating income for the year ended October 31, 2006 decreased $3,281,000, or 9.7%, and operating margin for the year ended October 31, 2006, decreased to 79.5% from 85.4% for the prior year. The decreases in segment operating income as well as segment operating margin were primarily due to the factors referred to above in the discussion of gross profit and gross margin.

Electronic Table Systems Segment Operating Results

Six Months Ended April 30, 2007 compared to Six Months Ended April 30, 2008

	Six Months Ended April 30,
			Increase (Decrease)	Percentage Change
	2007	2008
	(dollars in thousands)
ETS segment revenue:
Royalties and leases	$2,259	$4,433	$2,174	96.2%
Other	—	—	—	0.0

Total royalties and leases	2,259	4,433	2,174	96.2

Sales	7,883	6,343	(1,540)	(19.5)
Service and other	441	1,434	993	225.2

Total sales and service revenue	8,324	7,777	(547)	(6.6)

Total ETS segment revenue	$10,583	$12,210	$1,627	15.4

ETS segment gross profit	$5,332	$5,697	$365	6.8
ETS segment gross margin	50.4%	46.7%
ETS segment operating income	$1,392	$2,100	$708	50.9
ETS segment operating margin	13.2%	17.2%
ETS installed base:
Lease seats, end of period	634	1,268	634	100.0
Sold seats, inception-to-date
Beginning of period	4,142	5,040	898	21.7
Sold during period	397	292	(105)	(26.4)
Less trade-ins and exchanges	(20)	—	20	100.0

Sold units, end of period	4,519	5,332	813	18.0

Total installed base	5,153	6,600	1,447	28.1%

        Total ETS segment revenue increased $1,627,000, or 15.4%, to $12,210,000 for the six months ended April 30, 2008, as compared to $10,583,000 for the same period of the prior year. The increase was primarily due to a 96.2% increase in royalty and lease revenue and secondarily to a 225.2% increase in service and other revenue. This increase was offset by a 19.5% decrease in ETS sales revenue.

        The 96.2% increase in ETS segment lease and royalty revenue for the six months ended April 30, 2008 compared to the same period of the prior year primarily reflects:

  •
  A net increase of 634, or 100%, of e-Table seats on lease, which includes 495 incremental seats of Table Master™ and 110 incremental seats of Vegas Star® e-Table seats on lease. The increase of 634 seats includes the impact of conversions of leased seats to sales offset by newly placed leased seats.

  •
  This increase in Table Master™ lease seats mentioned above was primarily related to the five year exclusive agreement with the Delaware State Lottery System as well as several properties in Pennsylvania.

        The 225.2% increase in ETS segment service and other revenue for the six months ended April 30, 2008 compared to the same period of the prior year primarily reflects:

  •
  Increased parts and other peripheral sales related to previously sold ETS seats, primarily relating to our Vegas Star products and secondarily relating to our Rapid products.

        The increases in ETS royalty and lease revenue as well as service and other revenue discussed above were offset by:

  •
  A 19.5% decrease in ETS sales revenue for the six months ended April 30, 2008, compared to the same period of the prior year, which is a result of a decrease of 105, or 26.4%, ETS sold seats to 292 from 397. This is consistent with our renewed emphasis on leasing versus selling, predominantly in North America.

        ETS gross profit for the six months ended April 30, 2008 increased $365,000 as compared to the same period of the prior year. ETS gross margin for the six months ended April 30, 2008 decreased 3.7% as compared to the same period of the prior year, due to the negative impact of initial installation costs of new e-Table seats on lease. ETS segment operating income and margin for the six months ended April 30, 2008 increased $708,000 and 4.0%, respectively, from the same period of the prior year. The increases in ETS operating income as well as operating margin were predominantly caused by the $2,174,000 increase in royalty and lease revenue. Additionally, operating margin was favorably impacted by a reduction in the amount of indirect costs allocated to the ETS segment.

Fiscal 2006 compared to Fiscal 2007

	Year Ended October 31,
			Increase (Decrease)	Percentage Change
	2006	2007
	(dollars in thousands)
ETS segment revenue:
Royalties and leases	$1,616	$5,684	$4,068	251.7%
Other	—	7	7	100.0

Total royalties and leases	1,616	5,691	4,075	252.2

Sales	14,617	19,535	4,918	33.6
Service and other	322	2,664	2,342	727.3

Total sales and service revenue	14,939	22,199	7,260	48.6

Total ETS segment revenue	$16,555	$27,890	$11,335	68.5

ETS segment gross profit	$9,936	$13,891	$3,955	39.8
ETS segment gross margin	60.0%	49.8%
ETS segment operating income (loss)	$(16,638)	$6,600	$23,238	139.7
ETS segment operating margin	(100.5)%	23.7%
ETS installed base:
Lease seats, end of year	424	1,096	672	158.5
Sold seats, inception-to-date
Beginning of year	300	4,142	3,842	1,280.7
Sold during year	811	918	107	13.2
Less returns and exchanges	—	(20)	(20)	(100.0)
Stargames acquired base	3,031	—	(3,031)	(100.0)

Sold units, end of year	4,142	5,040	898	21.7

Total installed base	4,566	6,136	1,570	34.4%

        For the year ended October 31, 2007, ETS segment revenue increased 68.5% compared to the prior year, primarily due to an increase in the total installed base of e-Table seats. The total installed base of e-Table seats was 6,136 as of October 31, 2007, compared to 4,566 at October 31, 2006. Additionally, fiscal 2007 includes a full year of operating results related to the e-Tables acquired from Stargames, compared to nine months of such results during the year ended October 31, 2006.

        The increase in ETS royalty and lease revenue for the year ended October 31, 2007 compared to the prior year primarily reflects:

  •
  A net increase of 672 e-Table seats on lease. This increase was primarily related to the five year exclusive agreement with the Delaware State Lottery System to place 54 units or 270 seats, plus an additional 195 seats leased to several properties in Pennsylvania, of which 55 were converted to sales by year end.

  •
  A 36.1% increase in the monthly average lease price in fiscal 2007 compared to fiscal 2006.

        The increase in ETS sales and service revenue for the year ended October 31, 2007 compared to the same period of the prior year is primarily due to the following:

  •
  An increase in sales of Vegas Star from approximately $8,000,000 in fiscal 2006 to approximately $14,000,000 in fiscal 2007.

  •
  Service and other revenue increased during the year ended October 31, 2007 to $2,664,000 compared to $322,000 during the prior year. This increase is principally related to the increase in our installed base of e-Table seats.

        Gross profit increased $3,955,000 during the year ended October 31, 2007, compared to the prior year. The increase in gross profit was principally due to the increase in revenue referred to above. On the other hand, gross profit and gross margin in fiscal 2007 were negatively impacted by initial installation costs related to our Table Master and other e-Tables on lease as well as an increase in the amortization expense primarily related to Stargames. ETS gross profit and gross margin were also negatively impacted in fiscal 2007 by a charge of approximately $400,000 associated with the return of certain Stargames products that had been sold prior to our acquisition of Stargames.

        ETS segment operating income for the year ended October 31, 2007 increased $23,238,000, or 139.7%, from the prior year and operating margin for the year ended October 31, 2007, increased to 23.7% from a negative 100.5% for the prior year. The increase in segment operating income as well as segment operating margin was predominantly caused by a one-time IPR&D charge applicable to the ETS segment recognized during fiscal 2006, related to the acquisition of Stargames. ETS segment operating margin, excluding the fiscal 2006 IPR&D charge, for the year ended October 31, 2007, increased to 23.7% from 15.1%. Such increase relates to the increases in gross profit and gross margin discussed above.

Fiscal 2005 compared to Fiscal 2006

	Year Ended October 31,
			Increase (Decrease)	Percentage Change
	2005	2006
	(dollars in thousands)
ETS segment revenue:
Royalties and leases	$650	$1,616	$966	148.6%

Total royalties and Leases	650	1,616	966	148.6

Sales	4,990	14,617	9,627	192.9
Service and other	382	322	(60)	(15.7)

Total sales and service revenue	5,372	14,939	9,567	178.1

Total ETS segment revenue	$6,022	$16,555	$10,533	174.9

ETS segment gross profit	$2,154	$9,936	$7,782	361.3
ETS segment gross margin	35.8%	60.0%
ETS segment operating income (loss)	$(203)	$(16,638)	$(16,435)	(8,096.1)
ETS segment operating margin	(3.4)%	(100.5)%
ETS installed base:
Lease seats, end of year	200	424	224	112.0
Sold seats, inception-to-date
Beginning of year	75	300	225	300.0
Sold during year	235	811	576	245.1
Less returns and exchanges	(10)	—	10	100.0
Stargames acquired base	—	3,031	3,031	100.0

Sold units, end of year	300	4,142	3,842	1,280.7

Total installed base	500	4,566	4,066	813.2%

        For the year ended October 31, 2006, ETS segment revenue increased 174.9% compared to the prior year, primarily due to our acquisition of Stargames in February 2006.

        The increase in ETS total revenue for the year ended October 31, 2006 compared to the prior year primarily reflects:

  •
  A net increase of 224 e-Table seats on lease.

  •
  Additions of e-Table sold seats of 576.

  •
  An acquired Stargames installed base of 3,031 seats.

  •
  Vegas Star and Rapid Table Games accounted for approximately $12,000,000 of total segment revenue in fiscal 2006.

        Gross profit in our ETS segment increased $7,782,000 during the year ended October 31, 2006, compared to the prior year. Gross margin increased from 35.8% in fiscal 2005, to 60.0% in fiscal 2006. The increase in gross profit was primarily attributable to the increase in segment revenue. Such increase was partially offset by an increase in amortization expense associated with Stargames. The increase in gross margin was principally driven by the mix of products leased and sold, in particular, the fact that sales of Vegas Star and Rapid Table Games accounted for approximately 73.0% of segment revenue in fiscal 2006.

        ETS segment operating income for the year ended October 31, 2006, decreased $16,435,000 and operating margin decreased from a negative 3.4% in fiscal 2005 to a negative 100.5% in fiscal 2006. Although total revenue increased significantly, the decrease in segment operating income as well as segment operating margin was predominantly caused by the one-time IPR&D charge recognized in fiscal 2006, related to the acquisition of Stargames. ETS segment operating margin, excluding this IPR&D charge, for the year ended October 31, 2006, was 15.1% compared to a negative margin in fiscal 2005 of 3.4%. This increase in operating margin was primarily attributable to the factors referred to in the discussion of gross profit and gross margin above.

Electronic Gaming Machines Segment Operating Results

Six Months Ended April 30, 2007 compared to Six Months Ended April 30, 2008

	Six Months Ended April 30,
			Increase (Decrease)	Percentage Change
	2007	2008
	(dollars in thousands)
EGM segment revenue:
Lease revenue	$17	$—	$(17)	(100.0)%
Sales	12,361	11,918	(443)	(3.6)
Service and other	3,145	4,406	1,261	40.1

Total sales and service revenue	15,506	16,324	818	5.3

Total EGM segment revenue	$15,523	$16,324	$801	5.2

EGM segment gross profit	$5,560	$7,067	$1,507	27.1
EGM segment gross margin	35.8%	43.3%
EGM segment operating income	$2,369	$3,190	$821	34.7
EGM segment operating margin	15.3%	19.5%
EGM installed base:
Lease seats, end of period	7	2	(5)	(71.4)
Sold seats, inception-to-date
Beginning of period	16,279	18,993	2,714	16.7
Sold during period	1,162	824	(338)	(29.1)

Sold units, end of period	17,441	19,817	2,376	13.6

Total installed base	17,448	19,819	2,371	13.6%

        Total EGM segment revenue increased $801,000, or 5.2%, to $16,324,000 for the six months ended April 30, 2008, as compared to $15,523,000 for the same period of the prior year. The increase was primarily due to the 40.1% increase in service and other revenue. This increase was offset by a 3.6% decrease in EGM sales revenue.

        The 40.1% increase in service and other revenue for the six months ended April 30, 2008, compared to the same period of the prior year reflects:

  •
  An increase of $2,115,000, or 182.2%, of parts and other peripheral sales related to previously sold EGM seats.

        The increase in EGM service and other revenue discussed above was offset by:

  •
  A 3.6% decrease in EGM sales revenue for the six months ended April 30, 2008, compared to the same period of the prior year is primarily attributable to:

  •
  A decrease of 338, or 29.1% EGM sold seats to 824 from 1,162.

  •
  Offset by an increase in the average sales price to $14,500 from $10,600.

        EGM gross profit and gross margin for the six months ended April 30, 2008 increased $1,507,000 and 7.5%, respectively, as compared to the same period of the prior year. EGM segment operating income and margin for the six months ended April 30, 2008 increased $821,000 and 4.2%, respectively, from the same period of the prior year. Segment gross profit and operating profit for the period of the prior year were negatively impacted by a minimum royalty shortfall of $950,000. The increases in EGM gross profit and operating income as well as gross margin and operating margin were primarily caused by the expiration of the agreement under which this minimum royalty was required and a substantial increase in the average sales price of our EGMs.

Fiscal 2006 compared to Fiscal 2007

	Year Ended October 31,
			Increase (Decrease)	Percentage Change
	2006	2007
	(dollars in thousands)
EGM segment revenue:
Lease revenue	$—	$33	$33	100.0%
Sales	13,687	30,955	17,268	126.2
Service and other	7,403	8,281	878	11.9

Total sales and service revenue	21,090	39,236	18,146	86.0

Total EGM segment revenue	$21,090	$39,269	$18,179	86.2

EGM segment gross profit	$7,225	$14,027	6,802	94.1
EGM segment gross margin	34.3%	35.7%
EGM segment operating income	$3,528	$7,390	$3,862	109.5
EGM segment operating margin	16.7%	18.8%
EGM installed base:
Lease seats, end of year	—	2	2	100.0
Sold seats, inception-to-date
Beginning of year	—	16,279	16,279	100.0
Sold during year	1,607	2,714	1,107	68.9
Stargames acquired base	14,672	—	(14,672)	(100.0)

Sold units, end of year	16,279	18,993	2,714	16.7

Total installed base	16,279	18,995	2,716	16.7%

        Our EGM segment resulted from our Stargames acquisition in February 2006. Accordingly, no comparable data exists for any period prior to fiscal 2006.

        For the year ended October 31, 2007, EGM segment revenue increased 86.2%, compared to the prior year, primarily due to an increase of 1,107 in EGM seats sold from 1,607 to 2,714. In addition, fiscal 2007 includes a full year of operating results related to Stargames as compared to nine months in fiscal 2006.

        EGM gross profit increased $6,802,000, or 94.1%, in fiscal 2007 compared to fiscal 2006. Gross margins remained fairly consistent at 35.7% in fiscal 2007, compared to 34.3% in fiscal 2006. Fiscal 2007 showed strong improvement over fiscal 2006, considering the impact of a minimum royalty shortfall related to our arrangement with WMS in the amount of $2,900,000, and a total of $2,800,000 in inventory write-offs recognized at Stargames. These increased costs were offset by an increase in our average sales prices of approximately 35.3%. In fiscal 2006, EGM gross margins were negatively impacted by the applicable allocated portion of a book to physical inventory adjustment of $1,300,000 related to Stargames.

        EGM segment operating income for the year ended October 31, 2007 increased $3,862,000, or 109.5%, compared to fiscal 2006. Operating margin during fiscal 2007 and 2006 was 18.8% and 16.7%, respectively. The increases in segment operating income as well as segment operating margin were predominantly caused by the substantial increase in revenue and the specific costs referred to in the discussion of gross profit and gross margins above.

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands except per share amounts)

	Quarter Ended
	January 31	April 30	July 31	October 31
2008:
Revenue	$37,897	$49,003
Gross profit	21,846	29,190
Income (loss) from continuing operations	(1,803)	3,049
Net income (loss)	(1,803)	3,048
Earnings per share—continuing operations:
Earnings (loss) per share, basic	$(0.05)	$0.09
Earnings (loss) per share, diluted	(0.05)	0.09
2007:
Revenue	$37,341	$44,644	$45,135	$51,731
Gross profit	23,173	26,675	25,913	28,104
Income from continuing operations	1,951	3,427	2,736	8,187
Net income	2,025	3,440	2,735	8,179
Earnings per share—continuing operations:
Earnings per share, basic	$0.06	$0.10	$0.08	$0.24
Earnings per share, diluted	0.05	0.10	0.08	0.23
2006:
Revenue	$33,318	$43,303	$40,737	$45,633
Gross profit	23,396	28,849	27,388	26,673
Income (loss) from continuing operations	7,218	(12,632)	7,443	3,310
Net income (loss)	7,353	(12,720)	7,269	3,191
Earnings (loss) per share—continuing operations:
Earnings (loss) per share, basic	$0.21	$(0.37)	$0.21	$0.09
Earnings (loss) per share, diluted	0.20	(0.37)	0.20	0.09

LIQUIDITY AND CAPITAL RESOURCES

        Our primary historical sources of liquidity and capital resources have been cash from operations and various forms of debt. We use cash to fund growth in our operating assets, including accounts receivable, inventory, products leased and held for lease, sales-type leases and notes receivable and to fund new products through both R&D and strategic acquisitions of businesses and intellectual property.

        We entered into the Revolver on November 30, 2006. We initially drew $71,180,000 under this facility, which was used to repay in its entirety the Old Credit Agreement. We drew an additional $4,500,000, net of payments, on the Revolver during fiscal 2007, which was used in part to fund the PGIC TGD acquisition. The outstanding balance on the Revolver was $75,680,000 at October 31, 2007 and $66,180,000 at April 30, 2008.

        We have two financial maintenance covenants under the Revolver: a total leverage ratio and an interest expense coverage ratio. The Revolver prohibits us from exceeding a Total Leverage Ratio, as defined therein, of 4.5 to 1. Our Total Leverage Ratio at October 31, 2007 was 3.9 to 1.0; and April 30, 2008 was 3.8 to 1.0. The Revolver requires us to maintain an Interest Expense Coverage Ratio, as defined therein, in excess of 3.0 to 1.0. Our Interest Expense Coverage Ratio at October 31, 2007 was 8.4 to 1.0; and at April 30, 2008 was 7.6 to 1.0.

        We have outstanding $150,000,000 of 1.25% contingent convertible notes due 2024. The holders of our Notes may require us to repurchase all or a portion of their Notes on April 15, 2009, 2014 and 2019, at 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, up to but not including the date of repurchase, payable in cash. Upon a change in control, as defined in the indenture governing the Notes, holders may require us to repurchase all or a portion of their Notes, payable in cash equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, up to but not including the date of repurchase. Because we expect that the Note holders will exercise the repurchase option on April 15, 2009, we have classified the entire $150,000,000 aggregate principal amount of the Notes in current portion of debt. Due to the classification of the Notes at April 30, 2008, we have a working capital deficit of $85,919,000. We intend to use the proceeds from this offering, the proceeds from our new term loan facility, borrowings under our existing revolving credit facility and cash on hand to repurchase the Notes.

For the Six Months ended April 30, 2008

Working capital

        The following summarizes our cash, cash equivalents and working capital:

	October 31, 2007	April 30, 2008	Increase (Decrease)	Percentage Change
	(dollars in thousands)
Cash, cash equivalents, and investments	$4,392	$9,351	$4,959	112.9%
Working capital	61,768	(85,919)	(147,687)	(239.1)
Current ratio	2.6	0.5	(2.1)	(80.8)

        Negative working capital as of April 30, 2008, is due to the reclassification of our Notes to current based on the substantial likelihood that the holders of our Notes will require us to repurchase them on April 15, 2009.

Cash Flow Summary

	Six Months Ended April 30,
			Provided (Used)	Percentage Change
	2007	2008
	(dollars in thousands)
Operations	$15,412	$25,360	$9,948	64.5%
Investing	(7,877)	(7,263)	614	7.8
Financing	(9,219)	(13,453)	(4,234)	(45.9)
Effects of exchange rates	(87)	315	402	462.1

Net Change	$(1,771)	$4,959	$6,730	380.0

Capital Expenditures

	Six Months Ended April 30,
			Provided (Used)	Percentage Change
	2007	2008
	(dollars in thousands)
Payments for products leased and held for lease	$(3,745)	$(7,366)	$(3,621)	(96.7)%
Purchases of property and equipment	(1,582)	(1,194)	388	24.5
Purchases of intangible assets	(1,618)	(810)	808	49.9

Total capital expenditures	$(6,945)	$(9,370)	$(2,425)	(34.9)

Operations

        Cash flows provided by operating activities increased $9,948,000, or 64.5%, to $25,360,000 for the six months ended April 30, 2008 as compared to $15,412,000 for the same period of the prior year, primarily due to the following:

  •
  Reductions in inventory for the current year, from $34,081,000 as of October 31, 2007 to $28,484,000 as of April 30, 2008. In the prior year, inventory increased from $24,658,000 as of October 31, 2006 to $33,015,000 as of April 30, 2007.

  •
  Increased accounts receivable collections resulting in operating cash flows of $4,789,000 as compared to $2,080,000 in the same period of the prior year.

  •
  Increased collections related to our investment in sales-type lease and notes receivable portfolio of $4,322,000 as compared to $2,308,000 for the same period of the prior year.

  •
  Increased depreciation and amortization expense of $11,536,000 as compared to $9,165,000 for the same period of the prior year.

  •
  Offset by a gain on the sale of our fractional ownership corporate airplane of $738,000 as compared to $0 for the same period of the prior year.

  •
  Offset by gain on sale of leased assets of $960,000 as compared to $0 for the same period of the prior year.

        We experienced reductions in our inventory balances as a result of a formal emphasis on inventory management, improved forecasting and strong revenue performance. Our goal is to reduce manufacturing costs across all of our product lines. We expect to reduce the cost of manufacturing through cost savings initiatives. While these initiatives are in place, they are not expected to impact our results of operations, financial position, or cash flows until the end of fiscal year 2008 or the first quarter of fiscal year 2009. The result of our formal emphasis on inventory management was demonstrated in our results for the six months ended April 30, 2008 and is expected to continue in future periods. Our general inventory reduction plan includes the following key components: the addition of operations personnel in certain facilities, improved forecasting resulting in better demand planning and specific inventory reduction goals for operations personnel.

        The increased collections in our accounts receivable and investment in the sales-type lease portfolio and notes receivable for the six months ended April 30, 2008 were impacted by our focused collection efforts, including the addition of collections personnel. We cannot predict the impact these efforts will have in future periods.

Investing

        Cash flows used by investing activities decreased $614,000, or 7.8%, to ($7,263,000) for the six months ended April 30, 2008 versus ($7,877,000) for the same period of the prior year primarily due to the following:

  •
  Proceeds received from the sale of our fractional ownership in a corporate airplane of approximately $1,300,000.

  •
  Proceeds received from the sale of leased assets of $1,515,000, compared to $818,000 in the same period of the prior year.

  •
  Decrease in cash used in business acquisitions of $958,000, or 54.7%, to ($792,000) for the six months ended April 30, 2008 from ($1,750,000) for the same period of the prior year. The current year amounts related to our acquisition of the PGIC TGD.

  •
  Offset by an increase in payments for products leased and held for lease of $3,621,000, or 96.7%, to ($7,366,000) for the six months ended April 30, 2008 versus ($3,745,000) for the same period of the prior year. Consistent with our strategy of leasing versus selling, we expect this trend to continue.

Financing

        Cash flows used by financing activities increased $4,234,000, or 45.9%, to ($13,453,000) for the six months ended April 30, 2008 as compared to ($9,219,000) for the same period of the prior year primarily due to the following:

  •
  Decrease in debt payments of ($57,878,000), or 69.9%, to ($26,002,000) for the six months ended April 30, 2008 as compared to ($83,880,000) for the same period of the prior year. As of April 30, 2008, total debt decreased to $221,671,000 as compared to $235,011,000 as of October 31, 2007. For the six months ended April 30, 2007, the ($83,880,000) of debt payments included ($70,000,000) of debt payments made on our Old Credit Agreement.

  •
  Decrease in debt proceeds of ($61,817,000), or 83.1%, to $12,548,000 for the six months ended April 30, 2008 as compared to $74,365,000 for the same period of the prior year. During the six months ended April 30, 2007, we received $70,958,000 proceeds, net of debt issuance costs, from our Revolver.

  •
  Net debt reduction in the current year was greater than those in the same period of the prior year due to amounts of cash available for debt reduction.

Fiscal 2006 compared to Fiscal 2007

Working capital

        The following summarizes our cash, cash equivalents and working capital:

	As of October 31,
			Increase (Decrease)	Percentage Change
	2006	2007
	(dollars in thousands)
Cash, cash equivalents, and investments	$8,917	$4,392	$(4,525)	(50.7)%
Working capital	(18,895)	61,768	*	*
Current ratio	0.8	2.6	*	*

*
Not meaningful to our liquidity

        Negative working capital as of October 31, 2006, resulted from the current classification of $70,000,000 under our Old Credit Agreement in light of the fact that it was due to mature on November 30, 2006.

        At October 31, 2007, our working capital requirements have increased and are expected to continue to increase, due to our renewed emphasis on leasing as opposed to selling certain products. Additionally, our shift in our product mix towards e-Table products and EGMs has significantly increased our inventory balances and capital expenditure requirements.

Cash Flow Summary

	Year Ended October 31,
			Provided (Used)	Percentage Change
	2006	2007
	(dollars in thousands)
Operations	$34,021	$33,048	$(973)	(2.9)%
Investing	(104,142)	(33,119)	71,023	68.2
Financing	65,923	(3,513)	(69,436)	(105.3)
Effects of exchange rates	(175)	(930)	(755)	(431.4)

Net Change	$(4,373)	$(4,514)	$(141)	(3.2)

Capital Expenditures

        Significant items included in cash flows from capital expenditures are as follows:

	Year Ended October 31,
			Provided (Used)	Percentage Change
	2006	2007
	(dollars in thousands)
Payments for products leased and held for lease	$(9,167)	$(10,085)	$(918)	(10.0)%
Purchases of property and equipment	(2,196)	(2,774)	(578)	(26.3)
Purchases of intangible assets	(4,313)	(2,397)	1,916	44.4

Total capital expenditures	$(15,676)	$(15,256)	$420	2.7

  •
  Capital expenditures include purchases of products for lease, property and equipment, and intangible assets.

  •
  Business acquisitions for the year ended October 31, 2006, are associated with the acquisition of Stargames.

  •
  Business acquisitions for the year ended October 31, 2007, are associated with the acquisition of the PGIC TGD and Stargames of $20,196,000 and $1,750,000, respectively.

Operations

  •
  Non-cash items are comprised of depreciation and amortization, amortization of debt issuance costs, share-based compensation expense, provision for bad debts, write-down for inventory obsolescence and equity method investment loss. The decrease in non-cash items for the year ended October 31, 2007, was substantially due to the impact of the one-time IPR&D charge that occurred during the year ended October 31, 2006, in relation to the Stargames acquisition.

  •
  Income tax related items include prepaid income taxes, deferred income taxes, tax benefit from stock option exercises, income taxes, net of stock option exercise, and are net of excess tax benefit from stock option exercises.

  •
  We have historically utilized sales-type leases and notes receivable as a means to provide financing alternatives to our customers for certain of our products. It is our intent to continue offering a variety of financing alternatives, predominantly operating leases and secondarily sales, sales-type leases and notes receivable, to meet our customers' product financing needs, which may vary from year to year and even quarter to quarter. We implemented significant increases in the interest rate that we charge on all new sales-type leases and notes receivables. This was mostly in response to our lease versus sales strategy as previously discussed. We expect that some of our customers will continue to choose sales-type leases and notes receivable as their preferred method of purchasing our products. The volume of sales-type leases and notes receivable in any period may fluctuate, largely due to our customers' preferences.

  •
  Other changes in operating assets and liabilities primarily consisted of net changes in accounts receivable, inventories, accounts payable, accrued liabilities and customer deposits and deferred revenue. The increase in inventories is related to our EGMs and e-Tables as compared to our traditional shufflers and live proprietary table games. The increase in raw materials inventory is related to the rollout of our i-Deal shuffler and component parts related to our next generation PC4 platform.

Investing

  •
  Capital expenditures include purchases of products for lease, property and equipment and intangible assets. See capital expenditures table above for details.

  •
  Business acquisitions for the year ended October 31, 2006, are associated with the acquisition of Stargames.

  •
  Business acquisitions for the year ended October 31, 2007, are associated with the acquisitions of the PGIC TGD and Stargames of $20,196,000 and $1,750,000 respectively.

Financing

  •
  During the year ended October 31, 2007, we repurchased 75,000 shares of our common stock for a total of $1,933,000 at an average price of $25.50, as compared to 317,000 shares of our common stock at an average price of $27.39 in the same period of the prior year.

  •
  Our employees and directors exercised 229,000 options during the year ended October 31, 2007, at an average exercise price of $11.81 per share, compared to 697,000 options at an average exercise price of $11.30 per share during the same period of the prior year.

  •
  In fiscal 2007, we drew $75,680,000, net of debt issuance costs and payments, from our Revolver. A portion of the proceeds were used to pay off the Old Credit Agreement associated with the acquisition of Stargames. A portion was also used to fund the acquisition of PGIC's TGD.

STOCK REPURCHASE AUTHORIZATIONS

        Our board of directors periodically authorizes us to repurchase shares of our common stock, however we generally prioritize bank debt reduction over share repurchases. For the six month periods ended April 30, 2008 and 2007, we repurchased 0 and 75,000 shares of our common stock, respectively, for a total cost of $0 and $1,993,000 at an average price of $0 and $25.77. As of April 30, 2008, $28,203,000 remained outstanding under our board authorizations. During the year ended October 31, 2007, we repurchased 77,000 shares of our common stock for a total of $1,963,000 at an average price of $25.50. As of October 31, 2007, $28,203,000 remained outstanding under our board authorization. Under our board authorization, during the years ended October 31, 2006 and 2005, we repurchased 317,000 and 1,473,000 shares of our outstanding stock at total costs of $8,665,000 and $38,643,000, respectively. We cancel shares that we repurchase.

        The timing of our common stock repurchases pursuant to our board of directors' authorization is dependent on future opportunities and on our views, as they may change from time to time, as to the most prudent uses of our capital resources, including cash and borrowing capacity.

        Alternatives that we consider as possible uses of our capital resources include investment in new products, acquisitions, principal payments on the Revolver, funding of internal growth in working capital, and investments in sales-type leases and notes receivable.

LONG-TERM LIABILITIES, CONTRACTUAL OBLIGATIONS, AND OFF-BALANCE SHEET ARRANGEMENTS

        Long-Term Liabilities and Contractual Obligations.    The following table summarizes our long-term liabilities, material obligations and commitments to make future payments under certain contracts, including long-term debt obligations, purchase commitments and operating leases.

		As of April 30, 2008
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Long-term obligations:
Contingent convertible notes	$150,000	$150,000	$—	$—	$—
Interest on convertible notes	1,875	1,875	—
Senior secured revolving credit facility	66,180	—	—	66,180	—
Interest on secured revolving credit facility	11,868	3,312	6,624	1,932	—
BTI acquisition contingent consideration	1,480	—	—	—	1,480
Kings Gaming Inc. contingent consideration, including imputed interest	608	25	50	533	—
Magnum Gaming (Bet the Set "21")	444	—	—	—	444
PGIC TGD minimum consideration, including imputed interest	3,500	1,214	1,687	599	—
Other	3,142	259	1,982	337	564
Purchase commitments	12,432	12,432	—	—	—
Operating leases	5,089	1,483	2,344	1,262	—

Total	$256,618	$170,600	$12,687	$70,843	$2,488

        Contingent Convertible Senior Notes.    In April 2004, we issued $150,000,000 of Notes due 2024 through a private placement under Rule 144A of the Securities Act of 1933. The Notes are unsecured and bear interest at a fixed rate of 1.25% per annum. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, beginning October 15, 2004. The holders may require us to purchase the Notes in cash on April 15, 2009. The Company expects that these holders will exercise this option and, accordingly we have classified the entire $150,000,000 aggregate principal amount of Notes in current portion of debt. As such, the table above does not reflect interest related to the Notes of $28,125,000 which amount would be paid if the Notes were outstanding to the maturity in April 2024.

        $100,000,000 Senior Secured Revolving Credit Facility.    At April 30, 2008, we had approximately $33,820,000 of available credit under the Revolver.

        BTI liabilities.    In connection with our acquisition of Bet Technology, Inc. ("BTI") in February 2004, we recorded an initial estimated liability of $7,616,000 for contingent installment payments computed as the excess fair value of the acquired assets over the fixed installments and other direct costs. The contingent consideration is non-interest bearing. Beginning November 2004, we pay monthly note installments based on a percentage of certain revenue from BTI games for a period of up to ten years, not to exceed $12,000,000. The balance of this liability as of April 30, 2008 was $1,480,000.

        Kings Gaming Inc. contingent consideration.    In April 2007, we purchased the Play Four Poker patent and trademark from Kings Gaming Inc. for a total purchase price of $1,140,000. Of the purchase price, $500,000 was deposited into an interest bearing escrow account for Kings Gaming Inc, which shall remain in escrow until September 1, 2012 ("Maturity Date"); consequently the $500,000 is classified as a restricted asset on our balance sheet in other long term assets. Upon expiration of the escrow period, Kings Gaming Inc. will be entitled to the $500,000 escrowed amount and interest earned thereon contingent upon no claims being made against the purchased patent and trademarks as outlined in the Intellectual Property Purchase Agreement, dated April 17, 2007 ("Effective Date"). On each anniversary of the Effective Date until September 1, 2012, Kings Gaming, Inc. shall only be entitled to interest accrued in the interest bearing escrow account. The balance of this liability as of April 30, 2008 was $501,000. Our effective interest rate as of April 30, 2008 was 4.16%.

        Bet the Set "21" contingent consideration.    In connection with our acquisition of Bet the Set "21" in June 2005, we recorded contingent consideration of $560,000. The contingent consideration is non-interest bearing and consists of quarterly payments of 22.5% of "adjusted gross revenue," as defined, attributed to the Bet the Set "21" side bet table games up to a maximum of $560,000. The balance of this liability as of April 30, 2008, was $444,000.

        PGIC Table Games Division minimum consideration.    In connection with our acquisition of PGIC's worldwide TGD business on September 28, 2007, we recorded minimum consideration of $3,500,000 due in non-interest bearing quarterly installments through December 2011. The minimum consideration consists of quarterly payments for each calendar year beginning in 2008 through 2011. The annual minimum consideration amounts to be paid in calendar 2008 and 2009 are $1,000,000 each year and the annual minimum consideration amounts to be paid in 2010 and 2011 are $750,000 each year. The balance as of April 30, 2008 of $3,066,000 represents the discounted present value of the future payments, excluding imputed interest of approximately $434,000 using an effective interest rate of 7.25%.

        Purchase commitments.    From time to time, we enter into commitments with our vendors to purchase inventory at fixed prices or in guaranteed quantities. As of April 30, 2008, our significant inventory purchase commitments totaled $12,432,000, which are primarily related to our one2six shufflers, Table Master, Vegas Star, Rapid Table Games and the Easy Chipper C. These purchase commitments represent short-term open purchase orders with our vendors as of April 30, 2008.

        Operating leases.    Amounts payable under operating lease agreements relate primarily to our Las Vegas headquarters, Stargames facilities and other field service facilities.

        Employment agreements.    We have entered into employment contracts with our corporate officers and certain other key employees with durations ranging from one to three years. Significant contract provisions include minimum annual base salaries, healthcare benefits, bonus compensation if performance measures are achieved, and non-compete provisions. These contracts are primarily "at will" employment agreements, under which the employee or we may terminate employment. If we terminate any of these employees without cause, then we are obligated to pay the employee severance benefits as specified in their individual contract. As of April 30, 2008, minimum aggregate severance benefits totaled $5,775,000 for employment agreements expiring through 2009.

        Off-Balance Sheet Arrangements.    We do not have any material off-balance sheet arrangements with unconsolidated entities or other persons.

        Impact of Inflation.    To date, inflation has not had a material effect on our operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires that we adopt accounting policies and make estimates and assumptions that affect our reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and our reported amounts of revenue and expenses. We periodically evaluate our policies, estimates and related assumptions, including: revenue recognition; the amortization, depreciation, and valuation of long-lived tangible and intangible assets; inventory obsolescence and costing methods; provisions for bad debts; accounting for stock-based compensation; and contingencies. We base our estimates on historical experience, current trends, and expectations of the future. Actual reported and future amounts could differ from those estimates under different conditions and assumptions.

        Our significant accounting policies are discussed in Note 1, Summary of Significant Accounting Policies, to our consolidated financial statements for the years ended October 31, 2005, 2006 and 2007. We believe the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results, as they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting policies and related disclosures with the Audit Committee of our Board of Directors.

        Revenue recognition.    We recognize revenue when the following criteria are met:

  •
  persuasive evidence of an arrangement between us and our customer exists,

  •
  shipment has occurred or services have been rendered,

  •
  the price is fixed or determinable, and

  •
  collectibility is reasonably assured.

        We earn our revenue in a variety of ways. We offer our products for lease or sale. We also sell service and warranty contracts for our sold equipment. Proprietary table games are licensed on a monthly or daily fee basis or sold under lifetime licensing agreements.

        Product lease and royalty revenue—Lease and royalty revenue is earned from the leasing of our tangible products and the licensing of our intangible products, such as our proprietary table games. We recognize revenue monthly, based on a monthly fixed fee, generally through indefinite term operating leases. Lease and royalty revenue commences upon the completed installation of the product. Lease terms are generally cancellable with 30 days notice.

        Product sales and service revenue—We generate sales revenue through the sale of equipment in each product segment, including sales revenue from sales-type leases and the sale of lifetime licenses for our proprietary table games. Financing for intangible property and sales-type leases for tangible property have payment terms ranging generally from 30 to 60 months and are interest-bearing at market interest rates. Revenue from the sale of equipment is recorded in accordance with the contractual shipping terms. If a customer purchases existing leased equipment, revenue is recorded on the effective date of the purchase agreement. Revenue on service and warranty contracts is recognized over the terms of the contracts, which are generally one year. Revenue from the sale of lifetime licenses, under which we have no continuing obligations, is recorded on the effective date of the license agreement.

        Certain of our products contain software, and as such we have considered the guidance contained in Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as modified by SOP No. 98-9, "Software Revenue Recognition, With Respect to Certain Transactions". Under this guidance when leasing or selling software we consider whether the software component is incidental to the product as a whole based on the following criteria:

  •
  Whether the software is a significant focus of the marketing effort or is sold separately.

  •
  Whether post-contract customer support or PCS (PCS includes the right to receive services or unspecified upgrades/enhancements, or both, offered to users or resellers) is provided.

  •
  Whether the development and production costs of the software as a component of the cost of the product is incidental (as defined in Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed".

  •
  Whether an agreement includes service elements (other than PCS related services), such as training or installation, and whether such services are essential to the functionality of the software or whether such software is considered "off-the-shelf" (off-the-shelf software is software that is marketed as a stock item that can be used by customers with little or no customization). Conversely, "core software" requires significant customization of the software in order for the software to be used by the end customer.

        Some of our revenue arrangements contain multiple deliverables, such as a product sale combined with a service element or the delivery of a future product. If an arrangement requires the delivery or performance of multiple elements, we apply the guidance from SOP 97-2, as amended, Emerging Issues Task Force ("EITF") 03-05, "Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software" and FASB EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables." Deliverables are divided into separate units of accounting if:

  •
  The delivered items have value to the customer on a stand alone basis

  •
  We have objective and reliable evidence of the fair value of the undelivered items

  •
  Delivery of any undelivered item is considered probable and substantially in our control

        If these criteria are not met, we do not recognize revenue until all essential elements have been delivered. If the installation of the product is not considered inconsequential and perfunctory, then we defer revenue recognition until installation is complete.

        Business combinations.    We account for business combinations in accordance with SFAS No. 141, "Accounting for Business Combinations" ("SFAS 141") and SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets" ("SFAS 142"), and related interpretations. SFAS 141 requires that we record the net assets of acquired businesses at fair value, and we must make estimates and assumptions to determine the fair value of these acquired assets and assumed liabilities.

        During fiscal 2007 and fiscal 2006, we acquired PGIC's TGD and Stargames. As a part of the valuation process, we applied significant judgment and utilized a variety of assumptions in determining the fair value of acquired assets and liabilities assumed, and in-process research and development, including market data, estimated future cash flows, growth rates, current replacement cost for similar capacity for certain fixed assets, market rate assumptions for contractual obligations and settlement plans for contingencies and liabilities.

        The current PGIC TGD purchase price allocation is preliminary and may be adjusted for up to one year after the acquisition. The purchase price may change subject to certain working capital adjustments that have yet to be finalized. Changes to the assumptions we used to estimate fair value could impact the recorded amounts for acquired assets and assumed liabilities and significant changes to these balances could have a material impact to our future reported results. For instance, lower or higher fair values assigned to certain amortizable intangible assets could result in lower or higher amounts of income statement charges.

        Intangible Assets and Goodwill.    We have significant investments in intangible assets and goodwill. Intangible assets primarily include values assigned to acquired products, patents, trademarks, licenses and games. Significant accounting policies that affect the reported amounts for these assets include the determination of the assets' estimated useful lives and the evaluation of the assets' recoverability based on expected cash flows and fair value.

        Except for the trademarks related to the Stargames and CARD acquisitions, which are not subject to amortization and are tested periodically for impairment, all of our significant intangible assets are definite lived and amortized over their expected useful lives. We estimate useful lives based on historical experience, estimates of products' commercial lives, the likelihood of technological obsolescence, and estimates of the duration of commercial viability for patents, trademarks, licenses and games. We amortize substantially all of our intangible assets proportionate to the related projected revenue from the utilization of the intangible asset. We believe this method reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. For certain other intangibles, we use the straight-line amortization method. Should the actual useful life of an asset differ from the estimated useful life, future operating results could be positively or negatively affected.

        We review our intangible assets for impairment when circumstances indicate that the carrying amount of an asset may not be fully recoverable from undiscounted estimated future cash flows. We would record an impairment loss if the carrying amount of the intangible asset is not recoverable and the carrying amount exceeds its estimated fair value.

        We review our goodwill for impairment in October annually using a two step impairment test. The review is performed at the reporting unit level, which we have determined is the equivalent to our reportable segments. In the first step, we estimate the fair value of the reporting unit and compare it to the book value of the reporting unit, including its goodwill. If the fair value is less than the book value, then we would perform a second step to compare the implied fair value of the reporting unit's goodwill to its book value. The implied fair value of the goodwill is determined based on the estimated fair value of the reporting unit less the fair value of the reporting unit's identifiable assets and liabilities. We would record an impairment charge to the extent that the book value of the reporting unit's goodwill exceeds its fair value.

        Tests for impairment and recoverability of assets involve significant estimates and judgments regarding products' lives and utility and the related expected future cash flows. While we believe that our estimates are reasonable, different assumptions could materially affect our assessment of useful lives, recoverability and fair values. An adverse change to the estimate of these cash flows could necessitate an impairment charge that could adversely affect operating results.

        Provisions for Bad Debts.    We maintain provisions for bad debts for estimated credit losses that result from the inability of our customers to make required payments. Provisions for bad debts are estimated based on historical experience and specific customer collection issues. Changes in the financial condition of our customers could result in the adjustment upward or downward in the provisions for bad debts, with a corresponding impact to our operating results.

        Income Taxes.    We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carry forwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. Except for certain New Jersey state net operating losses, certain other New Jersey state deferred tax assets, a foreign tax credit carry forward and certain foreign deferred tax assets, we believe that it is more likely than not that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income.

        Contingencies.    We assess our exposures to loss contingencies including legal and income tax matters and provide for an exposure if it is judged to be probable and reasonably estimable. If the actual loss from a contingency differs from our estimate, there could be a material impact on our results of operations or financial position. Operating expenses, including legal fees, associated with contingencies are expensed when incurred.

RECENTLY ISSUED OR ADOPTED ACCOUNTING STANDARDS

        In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS 162"). This new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With GAAP." We are currently evaluating the effect, if any, that SFAS 162 will have on our consolidated financial statements, relating to our accounting principles.

        In August 2007, the FASB proposed FASB Staff Position ("FSP") Accounting Principles Board ("APB") 14-a, Accounting for Convertible Debt Instruments That May Be Settled in Cash

upon Conversion (Including Partial Cash Settlement), ("FSP APB 14-a"). If approved, FSP APB 14-a will require us to separately account for the liability and equity components of our Notes and recognize additional interest expense at our nonconvertible debt borrowing rate. If the FSP is issued as drafted, it will be effective for our fiscal year beginning in November 2009 and will require retrospective application. We are currently evaluating the effect, if any, that FSP APB 14-a will have on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any resulting goodwill, and any non-controlling interest in the acquiree. SFAS 141 also provides for disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will be effective for us beginning in November 2009 and must be applied prospectively to business combinations completed on or after that date. We are currently evaluating the effect, if any, that SFAS 141R will have on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"), which establishes accounting and reporting standards for non-controlling interests ("minority interests") in subsidiaries. SFAS 160 clarifies that a non-controlling interest in a subsidiary should be accounted for as a component of equity separate from the parent's equity. SFAS 160 will be effective for us beginning in November 2009 and must be applied prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. We are currently evaluating the effect, if any, that SFAS 160 will have on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement is effective for us beginning in November 2008. We are currently evaluating the effect, if any, that SFAS 159 will have on our consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued a FSP FAS 157-2, an amendment to SFAS 157, delaying the effective date of SFAS 157, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In accordance with the amendment, this statement is partially effective for us beginning in November 2008 and effective for us beginning in November 2009. We are currently evaluating the effect, if any, that SFAS 157 will have on our consolidated financial statements.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Management's Assessment of Internal Control over Financial Reporting

        We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time period specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

        As required by Rule 13a-15(b) promulgated under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the design and operating effectiveness as of October 31, 2007 of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act. This evaluation was performed using Internal Control Evaluation Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of October 31, 2007. Therefore, we believe that our audited consolidated financial statements for the fiscal years ended October 31, 2006 and 2007 correctly present our financial condition, results of operations and cash flows for the periods covered thereby in all material respects.

Changes in Internal Control over Financial Reporting during the Quarter Ended October 31, 2007

        During the fiscal year ended October 31, 2007, management designed and implemented remediation steps over certain material weaknesses reported in our Annual Report on Form 10-K/A dated April 23, 2007, as described below. These remediation steps were developed following investigation and review of the processes and activities surrounding the material weaknesses and include changes to these processes to prevent or detect similar future occurrences.

Material Weaknesses in Internal Control over Financial Reporting Previously Reported

  •
  Inadequate internal controls over the evaluation and review of non-routine transactions involving judgments and estimates to determine that such transactions are recorded in accordance with generally accepted accounting principles. This weakness in operating effectiveness of internal controls resulted in adjustments to revenue recognized, and the impairment write-down of an equity method investment. The deficiencies were concluded to be a material weakness based on the significance of the potential misstatement of the annual and interim financial statements and the significance of the controls over non-routine transactions and revenue recognition to the preparation of reliable financial statements.

  •
  Inadequate resources in our accounting and finance departments. This condition led to inadequate internal controls over the reconciliation and analysis of the inter-company inventory accounts. The control over the elimination of inter-company profit was not designed to provide reasonable assurance of the completeness of the inventory subject to elimination. Additionally, analytical review procedures did not operate effectively in identifying the error in a timely manner. Certain checklists to ensure the completeness and accuracy of the inter-company elimination process did not exist. This weakness in the design and operating effectiveness of internal controls resulted in a restatement of our consolidated financial statements for the fiscal year ended October 31, 2006. This material weakness was identified in conjunction with the preparation of our quarterly financial statements for the quarter ended January 31, 2007. The identification of this material weakness and related inadvertent error resulted in a restatement and amendment of our annual report on Form 10-K/A for the fiscal year ended October 31, 2006, which was filed on April 23, 2007.

        During the fiscal year ended October 31, 2007 we have completed certain remediation initiatives including:

Remediation of Material Weakness Relating to Evaluation and Review of Non-routine Transactions involving Judgments and Estimates and Non-Standard Revenue Recognition

  •
  Established procedures related to the evaluation of non-routine events and transactions to ensure appropriate communication of these events and transactions to the subsidiary and corporate accounting and finance departments through executive meetings, accounting staff meetings and close meetings. Established a process to review newly implemented controls relating to non-routine events and transactions.

  •
  Implemented and documented additional accounting policies and key assumptions for the assessment of transactions and events involving judgments and estimates.

  •
  Enhanced current policies, practices and controls related to revenue recognition.

  •
  Recurring training sessions focused on awareness of revenue recognition concepts with emphasis on non-standard contracts have been performed at the corporate office and foreign subsidiaries.

  •
  Increased the depth and breadth of sub-certifiers throughout the organization, including foreign subsidiaries, particularly relating to the disclosure of non-standard contracts.

  •
  Reorganized the Las Vegas based Shuffle Master accounting and finance departments into two distinct departments as part of some broader organizational changes of our global headquarters in Las Vegas. Additional positions and/or changes in responsibilities were created within the newly defined accounting and finance departments that provide additional levels of analysis and review of non-routine transactions, appropriate application of generally accepted accounting principles and proper determination of significant estimates and judgments. All positions were filled at fiscal year end by permanent employees or qualified temporary consultants.

        As of October 31, 2007, we are able to conclude that the controls related to the evaluation and review of non-routine transactions involving estimates and judgments were operating effectively and that we have remediated this material weakness.

Remediation of Material Weakness Relating to Staffing and the Identification and Proper Elimination of Inter-company Inventory Transactions

  •
  Established the transfer pricing process by creating detailed procedures for the cost accounting role to ensure identification and appropriate elimination of inter-company inventory transactions. Further, management established a process to review these newly implemented procedures relating to the elimination of inter-company inventory.

  •
  Provided additional and on-going training to our finance and accounting staff (including our foreign subsidiaries) on the application of technical accounting pronouncements, policies and procedures, especially in the area of transfer pricing and inter-company inventory transactions.

  •
  Reorganized the Las Vegas based Shuffle Master accounting and finance departments into two distinct departments as part of some broader organizational changes of our global headquarters in Las Vegas. Additional positions and/or changes in responsibilities were created within the newly defined accounting and finance departments that provide additional levels of analysis and review of non-routine transactions, appropriate application of generally accepted accounting principles and proper determination of significant estimates and judgments. All positions were filled at fiscal year end by permanent employees or qualified temporary consultants.

        As of October 31, 2007, we are able to conclude that the controls related to the identification and proper elimination of intercompany inventory transactions were operating effectively, that adequate resources had been retained in the finance and accounting department and that we have remediated this material weakness.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Shuffle Master, Inc.
Las Vegas, Nevada

        We have audited the internal control over financial reporting of Shuffle Master, Inc. subsidiaries (the "Company") as of October 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements and financial statement schedule as of and for the year ended October 31, 2007 of the Company and our report dated January 18, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on November 1, 2005.

/s/ Deloitte & Touche LLP
Las Vegas, Nevada
January 18, 2008

BUSINESS

        Unless the context indicates otherwise, references to "Shuffle Master, Inc.", "we", "us", "our", or the "Company", includes Shuffle Master, Inc. and its consolidated subsidiaries.

        We specialize in providing casino and other gaming customers with products and services that improve their table game speed profitability, productivity and security. We operate through four business segments: Utility, Proprietary Table Games, Electronic Table ("e-Table") Systems and Electronic Gaming Machines. Utility products include automatic card shufflers, Intelligent Table Systems components, and roulette chip sorters. Proprietary Table Games include live proprietary table games, progressive table games with bonus options, side bets for both our proprietary table games as well as public domain table games and proprietary table game licensing for other gaming media. Electronic Table Systems include electronic and wireless table gaming platforms. Electronic Gaming Machines are traditional video slot machines.

        We believe that installed units and installed seats are important gauges of segment performance because they measure historic market placements of leased and sold products and provide insight into potential markets for expansion of existing product placements, next generation products and service. As of April 30, 2008, we had an installed base of approximately 27,000 shuffler and other Utility products, approximately 6,000 live proprietary table game units, approximately 7,000 e-Table system seats and approximately 20,000 electronic gaming machine seats. Installed units is the sum of the product units currently under lease or license agreements plus the aggregate amount of product units we have sold since our inception. Similarly, installed seat base is the sum of the seats (with each chair at an electronic gaming table considered a seat) currently under lease plus the aggregate amount of seats we have sold since our inception. Some sold units and seats may no longer be in use by our casino customers or may have been replaced by other models. Accordingly, we are unable to determine the precise number of units or seats currently in use.

        In August 2007, we instituted organizational changes at our global headquarters in Las Vegas, Nevada to support the implementation of our five-point strategy (see "—Our Strategy" section below for our five-point strategy). Specifically, our Las Vegas-based operations were divided into two distinct divisions: a corporate headquarters group and a new profit center called Shuffle Master—Americas. The organizational changes also included the formation of the CPG, which is responsible for overseeing the creation and development of our existing and future product lines. In addition to including key corporate executives responsible for product content and product strategy, the CPG also oversees our global product research and development.

        As part of our reorganization and the continued implementation of our five-point strategy, we reanalyzed our historical reportable segments, the Utility and Entertainment Products segments. Effective October 31, 2007 we decided to expand our reportable segments to include each of our operating segments: Utility, Proprietary Table Games, Electronic Table Systems and Electronic Gaming Machines. Prior periods have been reclassified to conform to this presentation.

        We group our product offerings into four business segments, summarized as follows:

        Utility.    Our Utility segment develops products for our casino customers that enhance table game speed, productivity, profitability and security. We introduced the first successful automatic card shuffling equipment to the gaming industry and we continue to develop and market a full complement of automatic card shufflers for use with the vast majority of card-based table games placed in casinos and other gaming locations, including our own proprietary table games. We are working on the development of next generation shufflers and technological advancements in the areas of card recognition and remote diagnostics, among other developments. Currently, our Utility segment revenue is derived substantially from the lease and sale of our automatic card shufflers and associated service revenue. We also offer chip sorting products that simplify the handling of gaming chips on high volume roulette tables. Additionally, we have acquired or are developing products to gather data and to enable casinos to track table game play, such as our iShoe™ card reading shoe. These products are intended to cost-effectively provide casinos and our other customers with data on table game play for security and marketing purposes, which in turn allows them to increase their profitability. To enhance our ITS product offerings, we entered into a worldwide product integration agreement with IGT and PGIC to create Table iD using complementary capabilities, technologies and resources of the three companies.

        Proprietary Table Games.    Our PTG segment develops and delivers proprietary table games which enhance our casino customers' and other licensed operators' table game operations. Products in this segment include our proprietary table games as well as proprietary features added to public domain games such as poker, baccarat, pai gow poker, and blackjack table games. We believe we have a leading worldwide market position in most popular titles in the world proprietary table games, as our current proprietary table games titles include all of the top six and eleven of the top 15 most popular titles in the world.

        We intend to broaden our proprietary table game content through development and acquisition. By enhancing the value of our existing installed base with add-on features and capabilities and increasing our presence with new titles, we hope to increase our domestic market penetration and expand further into international markets. We have also begun to install proprietary progressives and side bets on public domain table games as well as on our proprietary table games. Additionally, to maximize the reach of our broad intellectual property portfolio, we have licensed several of our popular proprietary table game titles to a variety of other companies including Delta Rangers, Inc. Delta Rangers' Malta-based subsidiary, Guardian Gaming, operates Shuffle Master Live!, a play for fun and, where legal, play for real internet gaming site that offers several Shuffle Master proprietary titles as well as a wide range of public domain content in jurisdictions where internet gaming is legal. (Internet gaming is not legal in the United States). Guardian Gaming launched Shuffle Master Live! in November 2007.

        Electronic Table Systems.    Our ETS segment develops and delivers various products involving popular table game content using e-Table game platforms. Our primary ETS products are Table Master™, Vegas Star®, and Rapid Table Games™. Our Table Master™ and Vegas Star® feature a virtual dealer which enables us to offer table game content in markets where live table games are not permitted, such as racinos, video lottery and arcade markets. Our Rapid Table Games™ product enables the automation of certain components of traditional table games such as data collection, placement of bets, collection of losing bets and payment of winning bets combined with live dealer and game outcomes. This automation provides benefits to both casino operators and players, including greater security and faster speed of play. We also offer our proprietary table games via wireless gaming solutions.

        Electronic Gaming Machines.    Our EGM segment develops and delivers our PC-based video slot machines into select markets, primarily in Australasia and, to a lesser extent, Latin America. Although these products are designed primarily for the Australasian market, we are also exploiting the marketing of these products in other jurisdictions that do not require any significant incremental product design costs. Through our Stargames subsidiary, we offer an extensive selection of video slot titles which include a range of bonus round options and can be configured as a network of machines or as stand-alone units. In addition to selling the full EGM complement, we sell conversion kits which allow existing EGM terminals to be converted to other games on the Stargames platform. Popular titles for our EGMs include Drifting Sands 3, Ninja 3 and The Pink Panther series of linked games (Kelly Country, Deep Sea Dollars Cuba, Galapagos Wild and Tango Passion).

        For additional information about our segments, including segment revenue, operating income and assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related footnotes thereto included elsewhere in this prospectus.

        The table below presents our product lines and the percentage of total revenue from continuing operations contributed by each product line in the fiscal years ended October 31:

	Percentage of Total Revenue
Product Line
	2005	2006	2007
Utility:
Shufflers	55.6%	49.0%	41.3%
Chippers	2.6	3.6	1.8
ITS and other	*	*	*
Proprietary Table Games	35.0	23.5	18.5
Electronic Table Systems	5.3	10.2	15.5
Electronic Gaming Machines	0.0	13.0	22.0
Other revenue	*	*	*

	100.0%	100.0%	100.0%

*
Less than 1%

OUR STRATEGY

        We are proud of the products that we develop and market and are pleased with our success as we continue our growth and expansion. To that end, we have devised and are implementing the following five-point strategy:

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  A renewed emphasis on leasing versus selling

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  Continued development of relevant technology to drive new products across all product lines

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  An effort to increase the return from existing assets already in the field by upgrading or adding new value elements

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  A value engineering program to reduce manufacturing costs across all product lines

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  The monetization of non-core assets and the utilization of the proceeds to reduce debt

        Furthermore, this five-point strategic initiative assists us in defining and implementing our specific product strategies for the future, which in no particular order are:

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  To focus on developing, manufacturing and marketing products that increase the speed, profitability, productivity and security of our casino and other customers in their table game operations.

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  To develop and market shufflers with advanced features and capabilities, such as optical card recognition, remote diagnostics and deck validation, to replace older generation shufflers and to further penetrate domestic and foreign markets with these products.

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  To market our next generation chip sorting device, the Easy Chipper C™, to simplify the process of handling gaming chips for our casino and other customers in their table game operations.

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  To broaden our PTG segment by developing or acquiring additional table game content to increase our penetration of casino customers' table game operations. In addition, our analysis has shown that there exists a strong correlation between proprietary table game growth and demand for automatic shufflers.

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  To develop a variety of felt-based and electronic progressive table game solutions to increase revenue from existing assets in the field by adding new value elements such as progressives, side bets and bad beats.

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  To market our e-Table platform to provide a cost-effective brand extension of our proprietary table game content to existing casino and new casino customers and to explore other venues in which the platform could be reasonably modified to fulfill market demands.

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  To increase our international sales through specific product development, acquisitions and/or strategic alliances and penetration of new markets.

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  To develop or acquire patents, licenses and other intellectual property both to broaden our product offerings and to vigorously protect our patents and products from potential infringers.

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  To continue our strong commitment to research and development of new product technologies, such as our recently introduced PC4 platform, an operating system that enhances the audiovisual gaming experience of our interactive games.

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  To continue to provide ongoing and timely maintenance and service on our installed base of products.

OUR UTILITY SEGMENT

        Since our founding, we have developed and marketed products that enhance the speed, productivity, security, and profitability of the table game operations of our casino and other customers. Our automatic card shufflers were the first such products. We expect to soon add additional components to our Table iD System (described below) now under development. We believe that our casino and other customers are seeking to increase the operating returns of their table game operations. By introducing a combination of technologies, our Utility products increase the speed, profitability, productivity and security for casino and other customers in their table game operations.

        Our Shuffler Products.    We currently market a complete range of shufflers, including single deck, batch, and continuous shufflers. Single deck shufflers are generally used on proprietary table games such as our own Let It Ride® and Three Card Poker® games. Additionally, we offer a single deck/double deck shuffler, the Deck Mate®, for use on live stakes poker tables and single or double deck table games.

        Multi-deck shufflers, which include continuous and batch versions, are most commonly used in multi-deck blackjack and mini-baccarat table games.

        Our shufflers significantly reduce the opportunity for card manipulation by dealers, resulting in increased security. By allowing cards to be shuffled continuously or in frequent batches, our shufflers reduce or eliminate card counting and shuffle tracking. Because our shufflers shuffle one or more decks while a game is being played, down-time related to dealer shuffling is also significantly reduced, with the potential for a corresponding increase in playing time and win for the casino.

        Our existing shuffler products, in no particular order, are the following:

i-Deal™	A third generation single deck shuffler that features several key enhancements including card recognition technology that reads the rank and suit of each card being dealt and a state of the art touch screen display. The i-Deal was introduced in our fourth quarter of fiscal 2007.
ACE®	A second generation single deck shuffler which features random number algorithms and movements to shuffle cards and form hands or groups of cards. The ACE was introduced in January 1999.
Deck Mate®
A single deck/double deck batch shuffler where cards are randomly shuffled and placed onto a platform according to computer-generated instructions. The unit may be flush-mounted in either a poker table or on an extension to a blackjack table. The Deck Mate was introduced in October 2002.
King®
A multi-deck continuous shuffler using technology similar to the ACE, with up to five decks of shuffled cards that are dealt continuously and directly from the machine and that are reloaded immediately after a hand is played. The King was introduced in January 2000.
one2six™
A multi-deck continuous shuffler that accommodates up to six decks of cards and is primarily used on multi-deck games like blackjack to prevent card counting and shuffle tracking. The one2six shuffler was first introduced internationally in 2002. We acquired the one2six shuffler as part of the acquisition of CARD in 2004.
MD1®	A multi-deck batch shuffler that shuffles two to eight decks, used primarily for multiple deck blackjack or mini-baccarat games. The MD1 was introduced in late fiscal 1994.
MD2®
A next generation multi-deck batch shuffler that shuffles two to eight decks and features optional optical card recognition that verifies that the deck or group of decks are intact and integrates with our Table iD system (discussed below). The MD2 was introduced in September 2003.

        Our Chip Sorting Machines.    Also as part of the CARD acquisition in May 2004, we acquired a chip sorting machine, the Easy Chipper™. Our next generation chipper, the Easy Chipper C, simplifies the handling of gaming chips, which increases the productivity and security on roulette tables.

Easy Chipper C™	This chip sorting device simplifies the process of handling gaming chips on roulette tables by directly ejecting the chips from the hopper wheel into the tubes with its state-of-the-art ejection system. It also has a color reading system that quickly and accurately sorts up to ten different colored chips while separating non-programmed ones.

        Intelligent Table Systems ("ITS") and other Utility Products.    We have acquired and are developing technology to enable casinos and other customers to track and analyze play on their table games.

        Intelligent Table Systems and other Utility products are the following:

Table iD™	This system is currently under joint development with IGT and PGIC and will be a comprehensive, automated table management solution using complementary capabilities, technologies and resources of the three companies.

Under the terms of the arrangement, we will provide automatic card shufflers, card reading intelligent shoes, card and chip sorters, and verifiers. IGT will provide back-end table gaming management systems including player tracking, patron loyalty and rewards, as well as bonusing applications. PGIC will provide Radio Frequency Identification ("RFID") bet recognition, automated gaming chip tracking and payoff recognition. Each company will cooperatively interface their respective products into a combined product offering known as Table iD (formerly known as the Intelligent Table System). Additionally, the arrangement also provides a framework for the cooperative development of new technologies and products that build on automated table management and real-time monitoring of player activity.
MD2® Workstation
The MD2 Workstation combines the MD2 batch shuffler with proprietary software to count, read, and verify each card as it is being shuffled to produce detailed reports that reveal the accuracy and composition of each deck for off-table and back-of-house verification.
iShoe™
A smart alternative to a traditional dealing shoe, the iShoe holds up to eight decks of cards and can be trained to read any card type. It features an easy-to-read display for ongoing dealer instruction as well as lights that indicate the outcome of each round. Additionally, it interfaces with an LCD monitor that displays game history and trends, and the game results can be transmitted to a remote location via the casino network for review.

OUR PROPRIETARY TABLE GAMES SEGMENT

        Our Proprietary Table Games and Other Value Elements.    Our PTG segment includes our live proprietary table games, progressive table games with bonusing options, and side bets. We are continuously developing new table games to complement our existing offerings and to extend our penetration of the proprietary table games on the casino floor. Additionally, to maximize the reach of our broad intellectual property portfolio, we have licensed several of our popular table game titles to a variety of other companies including Delta Rangers, Inc., a company whose Malta-based subsidiary, Guardian Gaming, operates Shuffle Master Live!, a play for fun and, where legal play for real internet gaming site that offers several Shuffle Master proprietary titles as well as a wide range of public domain content in jurisdictions where internet gaming is legal. (Internet gaming is not legal in the United States). Shuffle Master Live! was launched in November 2007. Our existing proprietary table games, progressive table games with bonusing options, and side bets, in no particular order, are the following:

Let It Ride®	Players place three separate but equal bets and are dealt three cards face down. Two community cards are also dealt face down in front of the dealer. After looking at their cards, players then have the option to withdraw their first bet. The dealer then turns over one of the community cards, which becomes a common fourth card to all players at the table, and the players each have the opportunity to withdraw their second bet (the third bet always remains on the table and cannot be withdrawn). The dealer then turns over the second community card, which becomes a common fifth and final card to all players and winning hands are paid according to a predetermined payout schedule.
Let It Ride Bonus®
The Let It Ride Bonus game adds a bonus bet and paytable bonuses to the basic Let It Ride table game. It is played in the same manner as the basic game except that the player has an option to make an additional side wager, known as the Bonus bet. The bonus bet qualifies the player to be eligible to receive large bonus payouts from a separate payout schedule, in addition to the underlying payouts of the basic game. Additionally, the game offers a 3 Card Bonus™ side bet which rewards players if their first three cards are a pair or better. This wager is made at the beginning of the game when the standard and Let It Ride Bonus wagers are placed.
Three Card Poker®
Players place wagers on three-card stud hands, with options to bet against the dealer hand, bet on the value of their own hand, or both. Winning hands are paid according to a predetermined payout schedule and bonus payouts may be earned on certain high ranking hands. Three Card Poker is also available with a progressive jackpot that is triggered when players receive a three-of-a-kind or higher.
Three Card Draw Poker™
Three Card Draw Poker features head-to-head play against the dealer and the Bonus bet. Players place wagers on three-card hands plus an optional draw card, with options to bet against the dealer or against the paytable. If the player's hand contains a Three-of-a-Kind or better, his Bonus bet wins according to the paytable. Additionally, if his hand contains a Three-of-a-Kind or better, he wins Ante Bonus payouts.

Ultimate Three Card Poker™
Featuring head-to-head play against the dealer, Ultimate Three Card Poker offers two bonus bets—one mandatory and one optional. Players must make equal bets in the Ante and Blind circles and they may also make the Pair Plus side bet. If players make the Pair Plus side bet and have a qualifying hand they will be paid according to the Pair Plus paytable. If players choose to stay in the game, they must make a Play bet equal to their Ante. Once all player decisions have been made, the dealer reveals his three cards and sets his best hand, after which he resolves all winning wagers.
Four Card Poker®
Players receive five cards to make their best four-card poker hand. The game features head-to-head play versus the dealer and an optional bonus bet that pays when their final hand contains a pair of Aces or higher. Players may "triple down" against the dealer, providing high game volatility.
Four Card Draw Poker™
The game features head-to-head play against the dealer and the Straight Up bonus bet. Players place wagers on five cards plus an optional draw card. After making their best four-card hand, they win if their hand ties or beats the dealer's. Straight-up bonuses win according to the posted paytable if the player's hand contains a straight or better and are paid even if the player loses to the dealer.
Crazy 4 Poker®
Players receive five cards to make a best four-card poker hand. The game features head-to-head play versus the dealer, a Queens Up bonus bet that pays when a player's final hand contains a pair of Queens or better, and a Super Bonus that pays when a player has a straight or better. Players may "triple down" against the dealer when their hand contains a pair of Aces or higher, and receive a premium payout when they receive four Aces.
Five Card Omaha Poker™
To start play against the dealer, players make equal bets on the Ante or Blind, or make the Bonus bet if they wish to play against the bonus paytable. Players receive four cards and combine two—and only two—of them with three action cards to make a five-card poker hand. If a player's five-card hand beats the dealer's hand, his Ante and decision bets win even money and the Blind bet pays according to the posted paytable. The Bonus bet wins if a player's cards contain two pair or better and wins even if the player folds or loses to the dealer.

Ultimate Draw Poker™
Ultimate Draw Poker features head-to-head play against the dealer and an optional bonus bet. Players make an Ante bet and/or the Bonus bet, after which both the dealer and the players receive five cards. After spreading five common draw cards face down, players either place their discards or their held cards. The dealer then reveals each of the five player draw cards as well as his own. Winning hands are determined by whether the dealer qualifies with a pair or not. When placing their bonus bet, players win if they have two pair or better.
Ultimate Texas Hold'em®
Players receive two hole cards that will be combined with five community cards to make their best five-card poker hand. The game features head-to-head play versus the dealer and an optional bonus bet that pays odds if the player's final five-card hand is a three-of-a-kind or higher. Ultimate Texas Hold'em is also available with a progressive option and a bad beat progressive.
Fire it up Stud Poker™
Players receive two cards that will be combined with three community cards to make a five-card poker hand. The players compete against a paytable rather than the dealer and win if their hand is a pair of 6s or better.
Casino War®
Players make a wager and if their card is higher than the dealer's card, they win even money. If a player's card matches the dealer's card, they are at war and can either quit play by surrendering half of their wager or can continue to play by going to war. If the player chooses to go to war, both the player and the dealer match the original wager and receive another card. The highest card wins the hand.
Bad Beat Texas Hold'em™
Players receive two hole cards that are combined with five community cards to make their best five-card hand. The game features head-to-head play against the dealer, an optional three-of-a-kind bonus bet that pays when a player receives a three-of-a-kind or higher, and a Bad Beat bonus that pays if a player loses with four-of-a-kind or higher.
Hi-Lo Stud Poker®
Players receive three cards that are combined with two community cards to make a five-card poker hand. The game is played against a paytable rather than against the dealer and pays if the player's hand is strong or weak. It also features an optional 3 Card Bonus side bet that pays if a player's first three cards contain a pair or better.
Hit and Run™
Players receive two cards dealt face up and the dealer receives two cards dealt one face up and one face down. As long as each of the player's consecutively drawn cards are higher in rank than the previous card, he may choose to receive additional cards or may stand. The game rewards the player for having a longer run of consecutively higher cards than the dealer.

Blackjack Press™	Players make equal wagers on two blackjack positions and the Press bet which enables them to play two separate blackjack hands and "press" the one that they think can beat the dealer.
Fortune Pai Gow Poker®
Fortune Pai Gow Poker is an optional bonus side bet for Pai Gow Poker that considers the best hand possible among the player's seven cards. Players may bet any amount within table limits; however, a Fortune bet of at least five dollars qualifies them for Envy Bonus payouts. Players win the Envy Bonus when someone else at the table receives a four-of-a-kind or higher. Fortune Pai Gow Poker is also available with a progressive jackpot that is triggered when a player receives five aces or a seven card straight flush.
Jackpot Baccarat™
Jackpot Baccarat is an optional side bet for baccarat that pays when three or more of the Player and Banker cards are the same rank. The more cards that are the same rank, the more the player wins. Players must make the wager before the dealer reveals any cards. The dealer will then deal the game according to house procedures and will reconcile all bets. Casinos can reconcile the Jackpot Baccarat Bonus any way they like. Jackpot Baccarat is also available as a local area progressive.
Royal Match 21®
Royal Match 21 is an optional bonus side bet for blackjack that considers the first two cards the player receives. If the cards are the same suit or a Royal Match (a King and Queen in suit), the player wins. An optional Crown Treasure bonus wager may be made which awards the player if they and the dealer each receive a Royal Match.
Bet the Set "21"®	Bet the Set "21" is an optional bonus side bet for blackjack that considers the first two cards the player receives. If the player's first two cards are a pair or a suited pair, the player wins.
Fortune Blackjack®	Fortune Blackjack is an optional side bonus bet for blackjack that considers the first two cards the player receives. If the player's first two cards total 20 or 21, the player wins.
Dragon Bonus®	Dragon Bonus is an optional side bonus bet for baccarat where players win when their selected hand is a natural winner or wins by at least four points.
Streak Shooter™
Streak Shooter is an optional side bonus bet for Craps where players win if the shooter makes at least three points before a seven-out. The more points the shooter makes, the higher the payouts, and if the shooter makes 10 points, the Streak Shooter bet pays the top award and the sequence ends.

Texas Hold'em Bonus®
Texas Hold'em Bonus is based on live-stakes hold'em. Players are dealt two "hole" cards, and five community cards are dealt in the middle of the table. Players can make their five-card hand from both, one or none of their hole cards in combination with the community cards. Texas Hold'em Bonus also offers an optional progressive bonus bet that pays odds if the player's initial two "hole" cards are a pair of 2s or better.
Caribbean Stud®
Caribbean Stud is a five card stud poker game with a progressive jackpot. Each player receives five cards dealt face down, and the dealer receives five cards with the last card dealt face up. After examining their cards, players must either bet or fold and once all betting decisions have been made, the dealer compares his cards to each player. The dealer's hand must contain an Ace-King or better to qualify and challenge the players' hands; otherwise the dealer folds and only the Ante wagers are paid. For the progressive wager, the top hands pay a percentage of the progressive jackpot, while other hands pay a fixed dollar amount. In the event that more than one progressive hand hits during the same round, the dealer will first pay the player farthest on his right and then move counter-clockwise to pay other players.

OUR ELECTRONIC TABLE SYSTEMS SEGMENT

        Our Electronic Table Systems.    Our ETS products are e-Table platforms developed for multi-player use. We have developed or acquired other technology or platforms to deliver our or others' proprietary table game content or public domain games on multi-player terminals. Some of our e-Table products enable us to offer table game content in markets where live table games are not permitted, such as racino, video lottery, and arcade markets. We are developing these platforms to enable the marketing and deployment of our table game content into previously unpenetrated international and domestic casino, racino, and other gaming markets. We expect that all of our e-Table products will eventually incorporate the PC4 platform. These different platforms are described below:

Table Master™	The Table Master unit is a state-of-the-art e-Table which features a video screen that displays a virtual video dealer who interacts with players on each of five included betting stations. The unit also possesses a video tabletop that digitally shows player cards, game play and bets and uses a player-activated button panel that simulates the player options of a live table game. Additionally, because it is a fully-electronic platform, Table Master can be utilized in markets like racinos where live table games are not permitted.

Important features of this product include its ability to offer our proprietary table game content without a live dealer and the ease of cost-efficient conversion to different content. We acquired this platform as part of our acquisition of certain assets and intellectual property from Sega Gaming Technology, Inc. ("Sega") in April 2003.
Vegas Star®
Vegas Star is a state-of-the-art e-Table that combines a virtual dealer with up to 32 individual touch screen betting terminals per server on the PC3 platform and up to 64 betting terminals on the PC4 platform. During game play, players sit at individual stations that are linked together giving them the feel of a live table game, and an animated representation of table activity is shown on a video widescreen. The Vegas Star platform is also available in a three-station Nova configuration and in the single-station satellite configuration. Additionally, because it is a fully-electronic platform, Vegas Star can be utilized in markets like racinos where live table games are not permitted.
Important features of this product include its ability to offer our proprietary table game content without a live dealer and the ease of cost-efficient conversion to different content.
Rapid Table Games™
Rapid Table Games combine a dealer and a live game with electronic touch screen betting stations to dramatically increase game frequency and security by automating all aspects of the wagering process on high volume games like roulette, baccarat, and craps. Rapid Table Games offer a variety of installation configurations that can accommodate additional player positions as traffic increases including Rapid Satellite™ terminals that enable remote play from other areas of the casino.
Important features of this platform include its ability to offer increased game speed and a higher average bet per player.
Casino On Demand™
Casino On Demand is a wireless and mobile gaming solution that enables table gaming content including several of our proprietary titles to be offered on handheld wireless devices. Built on the Sona Wireless Platform developed by Sona Mobile Holdings, Inc., Casino On Demand can accommodate virtually an unlimited number of players.

OUR ELECTRONIC GAMING PRODUCTS SEGMENT

        Our Electronic Gaming Machines.    Developed by our Australian subsidiary Stargames Limited ("Stargames"), we offer an extensive selection of video slot titles developed for select markets including Australasia and Latin America. Featuring a wide variety of denominations and configurations, EGMs can be configured as a network of machines or as stand-alone units. EGM titles are offered in the ergonomic eStar cabinet and are available on both the dependable Stargames PC3 operating platform and more recently the new PC4 operating platform. The PC4 operating platform features enhanced audiovisual capabilities as well as greater capacity to integrate with technical advancements expected in the coming years.

        At Stargames' Australian headquarters, the slot cabinets are designed and assembled and the gaming content is developed for the various Australian and international jurisdictions where these machines are sold. These games are developed to function on a multitude of operating protocols including SAS, X Series, QCOM, VLC and ASP. Some popular game titles which have been marketed across these jurisdictions include: Drifting Sands 3™, Ninja 3™, and The Pink Panther series of linked games (Kelly Country™, Deep Sea Dollars Cuba™, Galapagos Wild™ and Tango Passion™).

        Stargames also licenses content from and pays royalties in connection therewith to the well known U.S. slot manufacturer WMS Industries Inc. ("WMS"). This agreement is limited to the Australian and New Zealand markets and terminated effective January 31, 2008 except for several titles, the rights to which expire in mid 2009. We have no minimum royalty obligations with respect to these continuing rights.

OTHER SEGMENT INFORMATION

        Customers and Marketing.    We market our products to casinos and other legal gaming establishments around the world with our direct domestic and international sales force and several domestic and international distributors and/or representatives. We also market several of our electronic based products to a variety of gaming venues not permitted to offer live table games, such as racinos and other legal gaming establishments around the world. We currently maintain sales and marketing offices in six countries and have relationships with various distributors worldwide.

        We believe the quality and breadth of our customer base is a strong testament to the effectiveness and quality of our product offerings, technological innovation and customer service. Our customer base includes the leading casino operators on all six continents that allow casino style gaming, including operators in leading established gaming markets such as the United States, Canada, Latin America, Macau, Europe, Australia, Malaysia and Africa. Moreover, our customer base includes all of the top 20 global gaming companies measured by annual revenues. Our customers include, among others, Harrah's Entertainment, MGM Mirage, Mohegan Tribal Gaming Authority, Las Vegas Sands Corp, Crown Ltd., Wynn Resorts, Limited, Sociedade de Jogos de Macau S.A., Genting, Galaxy Entertainment, The Rank Group, and Sun International Resorts.

        Our products and the locations in which we may sell are subject to the licensing and product approval requirements of various national, state, provincial or tribal jurisdictional agencies that regulate gaming around the world. See "Business—Gaming Regulation." We both lease and sell our products, although we recently implemented a strategy to renew our emphasis on leasing versus selling predominantly in our North American markets. When we lease our products, we generally negotiate a month-to-month operating lease or license for our products for a fixed fee, both domestically and internationally. When we sell certain of our products, we sometimes offer our customers a choice between a sale or a longer-term sales-type lease or other financing arrangements, depending on the needs of each customer. We service the products we sell and lease. A lease includes a service contract. We also offer service packages to those who purchase products from us.

        Competition.    We compete with other gaming products and supply companies for space on the casino customer's floor, as well as for our customer's capital spending. With respect to our Utility products, namely shufflers, in addition to hand shuffling and other gaming equipment, we compete with Elixir Gaming Technologies, Inc., (formerly "VendingData"), a company with a U.S. presence that markets batch and continuous versions of its multi-deck shuffler, the Random Ejection Shuffler™, their single deck shufflers, the Shuffler Pro™ and the

Poker One™, and their Deck Checker™ card verification device on a domestic and international basis. Historically, Elixir Gaming Technologies, Inc. (formerly "VendingData") has attempted to compete with our shuffler products on the basis of price. We compete on this basis as well as on the basis of offering a complete line of shufflers, product reliability, a superior service network, the strength of our intellectual property, and the breadth of our sales, regulatory, and distribution channels. Additionally, other companies may develop, "reverse engineer" our market shufflers and seek to develop and obtain regulatory approvals of additional shuffler products. We cannot provide assurances that a competitive product will not gain substantial placements or cause price erosion of our shufflers in the future. We also compete against hand shuffling. As it relates to our Easy Chipper C roulette chip sorting product, several companies also manufacture and sell competitive chipper products. We believe the most successful of these products is the Chipper Champ Plus™ and the most current is the Chipper Champ 2™, both sold by TCS John Huxley. Competition with our iShoe card reading shoe is predominantly limited to Angel Co. Ltd.'s Angel Eye® card reading shoe.

        With respect to our PTG segment, in addition to companies such as IGT, Bally, Aristocrat and WMS that primarily market slot machines, we also compete with both non-proprietary table games such as blackjack, and several companies which primarily develop and license proprietary table games. Some of those competitors' widely known proprietary table game titles include Galaxy Gaming's Lucky Ladies™ and Emperor's Challenge, and Masque Publishing's Spanish 21®. Competition in this segment is particularly based on price, brand recognition, player appeal, and the strength of underlying intellectual property. Smaller developers and vendors are more able to participate in developing and marketing table games, compared to other gaming products, because of the lower cost and complexity associated with the development of these products, and a generally less stringent regulatory environment. We compete on these bases, as well as on the strength of our extensive sales, service and distribution channels. We have been able to increase our placements of table games not only because of the general growth of table games, but also by displacing other table game products. In the future, table game competitors as well as slot machine companies could market table games that might displace our products.

        There are numerous other companies that manufacture and / or sell e-Tables, which are similar to the games in our ETS segment. These companies include, but are not limited to, Elektroncek (also known as Interblock), Aruze Corporation ("Aruze"), Novomatic Industries ("Novomatic"), IGT, PacificNet Inc., PokerTek, Inc. and TableMAX Holdings.

        Our EGM segment is part of a highly competitive international slot market. The Australasian market reflects other worldwide markets insofar as most of the major international manufacturers have a presence there. The major competitors to Stargames in these markets are IGT, Bally, Aristocrat, Konami Co. Ltd ("Konami"), Aruze and Ainsworth Game Technology. In Asia, these competitors are also active along with further competition from myriad European slot manufacturers.

        Finally, some of our product segments may compete against each other for space on the casino floor.

        Product Supply.    We obtain most of the parts for our products from outside suppliers, including both off-the-shelf items as well as components manufactured to our specifications. We also manufacture a small number of parts in-house that are used both for product assembly and for servicing existing products. We generally perform warehousing, quality control, final assembly and shipping ourselves from our facilities in both Las Vegas and Sydney, Australia, although small inventories are maintained and repairs are performed by our field service employees.

        Additionally, some of our products are manufactured by subcontract manufacturers, located in both Desplaines, Illinois and Salzburg, Austria, both of whom also inventory and ship these products. We believe that our sources of supply for components and raw materials are adequate and that alternative sources of materials are available.

        Research and Development.    We employ a staff of electrical, mechanical and software engineers, graphic artists and game developers to support, improve and upgrade our existing shufflers, to develop new shufflers, to develop technology and game content for our PTG, e-Table platforms and EGM products and to develop and explore other potential table-related Utility products including those associated with the Table iD system. We perform the majority of our domestic research and development ourselves. We also use a foreign, third party developer for certain of our international product offerings.

        For our Utility products, the main focus of our research and development efforts have historically been on finalizing the mechanical, hardware and software development of the i-Deal shuffler, developing camera-based card recognition systems for the i-Deal and MD2 shufflers and developing and improving other Utility products, including mechanical improvements to the iShoe.

        PTG expenses related to development have historically focused on implementing progressives onto existing proprietary games as well as developing or licensing a large variety of new games including Three Card Draw Poker, Four Card Draw Poker, Ultimate Three Card Poker, Five Card Omaha Poker, Bad Beat Side Bets, Blackjack Press, Hi Lo Stud Poker, High Five Poker, and Jumpstart Hold'em Poker.

        For both our e-Table and EGM product lines, a majority of our research and development efforts have involved creating and implementing new game content and implementing the new PC4 gaming platform in our Vegas Star, Rapid Table Game and EGM products. With respect to our Table Master product, we implemented several new games including Four Card Poker and Bet the Set "21" and focused our efforts on new features such as SAS 6.0 AFT support. Development in the Vegas Star line included a new, lower cost cabinet design as well as improvements in the existing cabinet design through value engineering. In addition, new titles were implemented including Ultimate Baccarat, Slingshot Roulette, and Craps. The Rapid Table Game product line research and development expenses were also attributable to value engineering in its cabinet design and implementation of improved titles, including Baccarat and Craps.

        Development efforts in the EGM line included a variety of new game titles and themes, including the new Pink Panther linked jackpot product that took advantage of the improved graphics and sound capabilities of the PC4 gaming platform. The cabinets and platform technology for Table Master, Vegas Star, Rapid Table Games and Electronic Gaming Machines have undergone a program of continuous improvement to reduce cost and increase the capabilities of the technology.

        We believe that one of our strengths is identifying new product opportunities and developing new products, therefore we expect to continue to spend a significant portion of our annual revenues on research and development, including the acquisition of intellectual property from third parties.

INTELLECTUAL PROPERTY

        We believe that our patents, trademarks, licenses, copyrights and trade secrets are significant assets that provide us with a competitive advantage and are critical to our future profitability and growth. We protect our investment in research and development by seeking patent and trademark protection for our technologies. We also acquire and license patents and other intellectual property from third parties. Infringement claims, patent invalidity or expiration, license non-renewal, failure to stop infringers, inadequacy of patent and other intellectual property coverage, delays in using our intellectual property to develop products or the costs of protecting our intellectual property could adversely affect our future results of operations and our financial position.

        In September 2007, we purchased PGIC's worldwide Table Game Division ("TGD") including certain worldwide live table rights and lease contracts for all of PGIC's table game titles including Caribbean Stud and Texas Hold'em Bonus. We did not acquire any electronic or video rights in the games in the TGD. The TGD business includes a broad range of intellectual property that complements our existing table game portfolio. In particular, some of the purchased intellectual property relates to progressive table game software and hardware, Caribbean Stud, and Texas Hold'em Bonus.

        Patents.    We own numerous United States and international patents and applications related to our existing products and methods, future products that have not yet been introduced, potential product modifications and improvements and to products we do not currently sell. A slim majority of the patents we own are issued only in the U.S. A majority of these technologies are internally developed. Some of our technology has been purchased and is licensed.

        Most of the patents that we own have a life of 20 years from the filing date of the first non-provisional patent application in a family of patents. A majority of our owned patents expire on 2011 or beyond. We believe that the expiration of any of our patents prior to 2011 will not have a material adverse effect on our business. The patents we own which expire in 2009 are no longer important to our business. We also have numerous patent applications pending for our existing, planned and potential products. No assurance can be given that any such patents will be issued, or that the patents we currently hold or have licensed or any new patents that we acquire are, will be, or will remain valid, will provide any competitive protection for our products, or will adequately cover our competitors' products. We sometimes sell in the ordinary course of business patents that we no longer continue to believe are strategic to our business. We may continue to do so in the future, as part of our five point strategic plan, to dispose of non-core assets.

        Trademarks.    We own numerous United States and international trademark registrations and common law trademarks. Some of the more important marks include: Shuffle Master, Incorporated®, the Shuffle Master 4-square logo™, Shuffle Master Gaming®, Let It Ride®, Let It Ride Bonus®, Let It Ride The Tournament®, Three Card Poker and design®, Four Card Poker and design®, Crazy 4 Poker®, Fortune Pai Gow Poker®, Royal Match 21®, Casino War®, 6 1/2 Card Poker™, Bad Beat Texas Hold' Em™, Bringing More to the Table™, Casino On Demand™, Free Roll™, Big Raise Hold' Em®, Ultimate Texas Hold' Em®, 6 Card Poker®, Dakota Stud®, Dragon Bonus®, Jack Magic®, Caribbean Stud®, Texas Hold'em Bonus®, Single 21 and design®, Blackjack Press™, Table Master™, ACE®, King®, Deck Mate®, MD1®, MD2®, Bloodhound®, iShoe™, and mCasino™. We believe that our trademarks and trade dress are an important component of the brand identity of our games. We also license trademarks from others.

        Intellectual Property Licenses.    We obtain licenses to intellectual property from third parties. These licenses are subject to various conditions and restrictions and typically involve us paying royalties on a fixed or unit basis. We acquired a paid-up license in the PGIC Progressive Side Bet patents in 2006 with the grant of certain expanded rights in September 2007. While we do not believe that any of these current license agreements are in jeopardy of being terminated, we can make no assurance that all of these license agreements will remain in effect or that such licenses can be extended under terms favorable to us.

        In addition, when we license our products to our customers, we also license the right to use our intellectual property to casino customers. We typically earn license royalties on a periodic basis or on a paid-up lifetime basis. We do not license our intellectual property to other gaming equipment suppliers, except occasionally as part of a cross-license arrangement.

        We granted a multiple game license to Delta Rangers, Inc. for the play of a number of our proprietary table games on legalized internet gaming sites outside of the United States.

        Other Intellectual Property.    In addition to patents, we also own intellectual property in the form of copyrights (registered and unregistered), trademarks (registered and unregistered), trade dress, and as trade secrets. No assurance can be given that we will be successful in maintaining the confidentiality of our trade secrets and other proprietary information. Costs associated with defending and pursuing infringement claims can be substantial. In the absence of valid and enforceable patent, copyright, trademark or trade secret protection, we would be vulnerable to competitors who could lawfully copy our products and technology.

        Product-Related Agreements.    We are party to certain cross-licensing agreements. Under these agreements, we have certain rights to third party intellectual property. There are no royalty obligations with respect to any of these agreements that are material to our results of operations. Further, none of the royalties that we receive from these agreements are material to our results of operations.

        Infringement and Litigation.    We do not believe that any of our products, methods or technologies infringes the valid and enforceable patents and other valid and enforceable intellectual property rights of others. However, we have been and are subject to litigation claiming that we have infringed the rights of others and that certain of our patents and other intellectual property are invalid or unenforceable. We have also brought actions against others to protect our rights. For a discussion of these cases see "Business—Other Business Information—Legal Proceedings," included elsewhere in this prospectus.

GAMING REGULATION

        Overview.    We are subject to a wide range of complex gaming laws and regulations in over 200 jurisdictions, both foreign and domestic, in which we are licensed or have applications pending. Jurisdictions require us to be licensed, our key personnel to be found suitable, qualified or licensed, and our products to be reviewed and approved before placement. Additionally, gaming laws and regulations of most jurisdictions provide that beneficial owners of 5% or more of our common stock are subject to reporting procedures and may be subject to licensure that includes suitability investigations and submission of personal and financial information as required, unless the owner is eligible for and obtains an exemption. Under certain circumstances, an "Institutional Investor," as such term is defined by certain gaming jurisdictions' statutes or regulations, who acquires more than 5% may apply for a waiver of the suitability requirement. Generally, gaming jurisdictions may permit an Institutional Investor to hold up to 15% upon a showing that they meet the jurisdiction's definition of an "Institutional Investor" and certification as to their passive investment intent. Furthermore, most jurisdictions have ongoing reporting requirements for certain transactions and are concerned with our accounting practices, internal controls, business relationships, and the fair operation of our products. Gaming regulatory requirements vary from jurisdiction to jurisdiction and licensing, approval, and processes related to findings of suitability, qualifications or licensure of the Company, our products, key personnel, and certain shareholders can be lengthy and expensive.

        General Regulatory Licensing and Approvals.    We intend to maintain our existing licenses and to seek the necessary licenses, approvals, qualifications and findings of suitability for us, our products and our management personnel in new jurisdictions where we anticipate sales opportunities. We have never been denied a license, permit or approval necessary to do business in any jurisdiction, nor had a license suspended or revoked. However, there can be no assurance that new licenses, approvals, qualifications or findings of suitability will be obtained or that our existing licenses will not be revoked, suspended or conditioned. If a license, approval, qualification or finding of suitability is required by a regulatory authority and we fail to seek or do not receive the necessary license, qualification or finding of suitability, then we may be prohibited from distributing our products for use in the respective jurisdiction or may be required to provide our products through other licensed entities at a reduced profit to us. There can also be no assurance that we will be able to obtain the necessary approvals for our products as they are developed. In addition, changes in legislation or in judicial or regulatory interpretations could occur which could adversely affect us.

        We are licensed as a manufacturer and distributor of gaming devices, an operator of inter-casino linked systems and a slot route operator in Nevada. We are a gaming-related casino service industry licensee in New Jersey and hold supplier, manufacturer and distributor licenses in numerous other jurisdictions throughout North America and elsewhere. Due to variations in jurisdictional regulatory transaction reporting, as well as manufacturer, distributor, and product licensing requirements, only the specifics of Nevada gaming law requirements are provided below as being representative of gaming regulation to which we are subject in other jurisdictions.

        Nevada Regulatory Matters.    We are subject to the Nevada Gaming Control Act (the "Nevada Act") and to the licensing and regulatory control of the Nevada State Gaming Control Board (the "Nevada Board"), the Nevada Gaming Commission (the "Nevada Commission"), and various local, city and county regulatory agencies (collectively, the "Nevada Gaming Authorities").

        The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the character of persons having any direct or indirect involvement with gaming to prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) application of appropriate accounting practices and procedures; (iii) maintenance of effective control over the financial practices and financial stability of licensees, including procedures for internal controls and the safeguarding of assets and revenues; (iv) record-keeping and reporting to the Nevada Gaming Authorities; (v) fair operation of games; and (vi) the raising of revenues through taxation and licensing fees.

        We are registered with the Nevada Commission as a publicly traded corporation and are licensed as a manufacturer and distributor of gaming devices, an operator of inter-casino linked systems and a slot route operator. Such licenses are not transferable and require periodic payment of fees. The Nevada Gaming Authorities may limit, condition, suspend or revoke a license, registration, approval or finding of suitability for any cause deemed reasonable by such licensing agency. If it were determined that we violated gaming laws, then the approvals and licenses we hold could be limited, conditioned, suspended or revoked, and we, and the individuals involved, could be subject to substantial fines for each separate violation of the gaming laws at the discretion of the Nevada Commission. Each type of gaming device, slot game, slot game operating system, table game or associated equipment manufactured, distributed, leased, licensed or sold in Nevada must first be approved by the Nevada Board and, in some cases, the Nevada Commission. We must regularly submit detailed financial and operating reports to the Nevada Board. Certain loans, leases, sales of securities and similar financing transactions must also be reported to or approved by the Nevada Commission.

        Certain officers, directors and key employees are required to be found suitable by the Nevada Commission and employees associated with gaming must obtain work permits which are subject to immediate suspension under certain circumstances. An application for suitability may be denied for any cause deemed reasonable by the Nevada Commission. Changes in specified key positions must be reported to the Nevada Commission. In addition to its authority to deny an application for a license, the Nevada Commission has jurisdiction to disapprove a change in position by an officer, director or key employee. The Nevada Commission has the power to require licensed gaming companies to suspend or dismiss officers, directors or other key employees and to sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities.

        The Nevada Commission may also require anyone having a material relationship or involvement with us to be found suitable or licensed, in which case those persons are required to pay the costs and fees of the Nevada Board in connection with the investigation. We customarily reimburse such costs and fees. Any person who acquires more than 5% of our voting securities must report the acquisition to the Nevada Commission. Any person who becomes a beneficial owner of more than 10% of our voting securities is required to apply for a finding of suitability. Under certain circumstances, an "Institutional Investor," as such term is defined in the regulations of the Nevada Commission, which acquires more than 10% but not more than 15% of our voting securities, may apply to the Nevada Commission for a waiver of such finding of suitability requirements, provided the Institutional Investor holds the voting securities for investment purposes only. (It should be noted that in many other states the requirement of a suitability finding or of a licensure applies to any holder of 5% or more of our stock, unless the owner is eligible for and obtains an exemption.) The Nevada Commission has amended its regulations pertaining to Institutional Investors to temporarily allow an Institutional Investor to beneficially own more than 15%, but not more than 19%, if the ownership percentage results from a stock repurchase program. These Institutional Investors may not acquire any additional shares and must reduce their holdings within one year from constructive notice of exceeding 15%, or must file a suitability application. An Institutional Investor will be deemed to hold voting securities for investment purposes only if the voting securities were acquired and are held in the ordinary course of business as an Institutional Investor and not for the purpose of causing, directly or indirectly, the election of a majority of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or any of our gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding our voting securities for investment purposes only.

        Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission may be found unsuitable based solely on such failure or refusal. The same restrictions apply to a record owner if the record owner, when requested, fails to identify the beneficial owner. Any security holder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a gross misdemeanor. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a security holder or to have any other relationship with us, we: (i) pay that person any dividend or interest upon our voting securities; (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; or (iii) give remuneration in any form to that person. If a security holder is found unsuitable, then we may be found unsuitable if we fail to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities for cash at fair market value.

        The Nevada Commission may also, in its discretion, require any other holders of our equity securities or any holders of our debt securities to file applications, be investigated and be found suitable to own our debt or equity securities. The applicant security holder is required to pay all costs of such investigation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the regulations of the Nevada Commission, we may be sanctioned, including the loss of our approvals, if, without the prior approval of the Nevada Commission, we: (i) pay to the unsuitable person any dividends, interest or any distribution whatsoever; (ii) recognize any voting right by such unsuitable person in connection with such securities; (iii) pay the unsuitable person remuneration in any form; or (iv) make any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

        We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada Commission at any time, and to file with the Nevada Commission, at least annually, a list of our shareholders. The Nevada Commission has the power to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada Act and the regulations of the Nevada Commission. However, to date, the Nevada Commission has not imposed such a requirement on us.

        We may not make certain public offerings of our securities, including this offering of our common stock, without the prior approval of the Nevada Commission. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

        On December 20, 2007, the Nevada Commission granted us prior approval to make public offerings for a period of two years, subject to certain conditions (the "Shelf Approval"). The Shelf Approval is in effect at this time. The offering of our common stock will be made pursuant to such Shelf Approval. However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

        Changes in control of us through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without prior investigation by the Nevada Board and approval by the Nevada Commission. Entities seeking to acquire control of us must satisfy the Nevada Board and the Nevada Commission concerning a variety of stringent standards prior to assuming control of us. The Nevada Commission may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process of the transaction.

        Approvals are required from the Nevada Commission before we can make exceptional repurchases of voting securities above the current market price and before a corporate acquisition opposed by management can be consummated. Nevada's gaming regulations also require prior approval by the Nevada Commission if we adopt a plan of recapitalization proposed by our board of directors in opposition to a tender offer made directly to our shareholders for the purpose of acquiring control of us.

        We have formally adopted a compliance plan and appointed a compliance committee in accordance with Nevada Commission requirements. Our compliance committee meets quarterly and is responsible for implementing and monitoring our compliance with regulatory matters. This committee also reviews information and reports regarding the suitability of potential key employees or other parties who may be involved in material transactions or relationships with us.

        Federal Registration.    As a manufacturer and distributor of gaming devices, we are registered pursuant to and have complied with the Federal Gambling Devices Act of 1962 (the "Federal Act"). In order to manufacture, sell, deliver, or operate our gaming devices, we must renew our federal registration annually and comply with its various record-keeping and equipment identification requirements. The Federal Act makes it unlawful for a person or business entity to manufacture, deliver, receive, operate, lease or sell gaming devices in interstate or foreign commerce unless that person or entity has first registered with the Attorney General of the United States. Violation of the Federal Act may result in seizure and forfeiture of the equipment, as well as other penalties.

        Native American Gaming Regulation.    Gaming on Native American lands is governed by the Federal Indian Gaming Regulatory Act of 1988 ("IGRA") and specific tribal ordinances and regulations. Class III gaming, as defined under IGRA, also requires a Tribal-State Compact, which is a written agreement between a specific tribe and the respective state. This compact authorizes the type of Class III gaming activity and the standards, procedures and controls under which the Class III gaming activity must be conducted. The National Indian Gaming Commission ("NIGC") has oversight authority over gaming on Native American lands and generally monitors tribal gaming including the establishment and enforcement of required minimum internal control standards. Each Tribe is sovereign and must have a tribal gaming commission or office established to regulate tribal gaming activity to ensure compliance with IGRA, NIGC, and its Tribal-State Compact. We have complied with each of the numerous vendors licensing and specific product approval and shipping notification requirements imposed by Tribal-State Compacts and enforced by tribal and/or state gaming agencies under IGRA in the Native American lands in which we do business.

        Other Jurisdictions.    We have obtained or are in the process of obtaining all licenses/permits required by jurisdictions having legalized gaming. In general, such requirements are similar to Nevada in that there are company approvals as well as individual licensing and product approvals.

        Product Approvals.    Each of our products is subject to extensive testing and reviews by multiple state, jurisdictional or third party laboratories. The detail and extent of the review generally depends upon the classification of the product by the respective gaming authority as a new game, game variation, associated equipment, gaming equipment or gaming device. The time required for product testing can be extensive and is subject to a wide range of formal and informal standards that can lead to great uncertainty as to the length of the regulatory approval process. Additionally, product testing is subject to changing standards, as a result of which, we may be required to upgrade or revise our products. We believe the laboratories responsible for testing are handling a great number of product submissions and are under the pressure of limited funding and resources. Such limitations could cause our product approvals to be delayed for unknown periods of time. A description of regulatory status and issues related to each of our product segments is discussed below.

        We have obtained approvals for our shuffler products, excluding developmental models, in all gaming markets in North America where casino and poker gaming is legalized. We have also received or filed (directly or through our international distributors) for approval of our shuffler products in additional international jurisdictions where required. Our shufflers are typically classified and approved as associated equipment or as gaming equipment, depending on the particular jurisdiction and their regulations. Associated equipment is equipment that is not classified as a gaming device or gaming equipment but, which due to its integral relationship to the conduct of licensed gaming, regulatory authorities have discretion to require manufacturers and distributors to meet licensing or suitability requirements prior to or concurrent with the use of such equipment in the respective jurisdiction. Although the classifications of shufflers vary among jurisdictions, most, if not all, jurisdictions require specific approvals and certain licenses or permits to be held by companies, their key personnel, and service technicians in connection with the manufacture, distribution, service, and repair of such equipment. We have received product approvals for our iShoe in Nevada and Indiana, as well as California and Connecticut Tribal jurisdictions. Our iShoe is typically classified and approved as associated equipment. In addition, our Easy Chipper C is approved in all major casino gaming jurisdictions in North America and various international jurisdictions. We anticipate additional approvals of the iShoe and Easy Chipper C throughout fiscal 2008.

        Our Let It Ride and Three Card Poker table games are approved in all major casino gaming markets in North America and numerous other international gaming jurisdictions. Four Card Poker, Caribbean Stud, Ultimate Texas Hold'em, Texas Hold'em Bonus, Fortune Pai Gow Poker, and Royal Match 21 are approved in most jurisdictions in North America, with additional approvals expected throughout fiscal 2008. In fiscal 2007, we received the approvals for Blackjack Press, Sharpshooter, and progressive versions of Three Card Poker and Fortune Pai Gow Poker from the Nevada Gaming Control Board and Gaming Laboratories International. We are continuing to submit these games in fiscal 2008 to various other gaming laboratories, such as Washington and Mississippi. Similar approvals will be required for any future table games and related equipment.

        Our Table Master e-Table video table game with blackjack was first submitted for regulatory testing in the third quarter of fiscal 2004 and is currently approved in multiple jurisdictions. Additionally, our Table Master unit with Three Card Poker and Let It Ride Bonus was approved in certain jurisdictions in fiscal 2005. We will continue to submit Table Master with other proprietary games to various regulatory laboratories for testing during fiscal 2008.

        Our Vegas Star e-Table video table game with Roulette was first submitted for regulatory testing in the fourth quarter of fiscal 2003 and is currently approved in key Australian jurisdictions, tribal North American jurisdictions and Macau. Additional games have included Sic Bo, Dragon Bonus, Blackjack, Bet the Set "21" and a blackjack game utilizing a wide area progressive. Vegas Star is currently submitted for approval for Gaming Laboratories International, Inc. markets across North America and has a variety of new games under development for all markets.

        Our Rapid e-Table game with Roulette was first submitted for regulatory testing approval in third quarter of fiscal 2002 and is currently approved in Nevada, New Jersey and key Australasia jurisdictions. Additional games in our Rapid product line include Sic Bo and Big Wheel. Newer games such as Rapid Baccarat and Rapid Craps were submitted to Nevada for approval in the first quarter of fiscal 2008.

OTHER BUSINESS INFORMATION

        Customer Service.    As part of our strategy to maintain and expand our market position, we have made a commitment to maintain a high level of service to our customers. We have numerous field service centers in the United States and internationally, including our operations in Macau. Within our service areas, we provide regular preventative maintenance service and on-demand repair service for our leased equipment, provide service training to our customers and provide back-up units to our lessees. For casinos that purchase our products, we offer service contracts providing service benefits similar to those of leased units or parts-only warranty contracts.

        Significant Customer Sales, Foreign Sales and Foreign Assets.    For the years ended October 31, 2005, 2006 and 2007 and the six-month period ended April 30, 2008, sales to customers outside the United States accounted for 23%, 55%, 44% and 52%, respectively, of consolidated revenue. As of October 31, 2007 and April 30, 2008, no customer balances exceeded 10% of our net trade accounts receivable. No single customer's balance exceeded 10% of our investment in sales-type leases and notes receivable. For the year ended October 31, 2007 and the six months ended April 30, 2008, no individual customer accounted for more than 10% of consolidated revenue. As of October 31, 2007 and April 30, 2008, approximately 63% and 68%, respectively, of our long-lived assets, primarily including goodwill and acquired intangible assets, were outside the United States. Additional information regarding our foreign sales and long-lived assets by geographic region is included in Note 14 to our consolidated financial statements for the years ended October 31, 2005, 2006 and 2007 and Note 11 to our condensed consolidated financial statements for the Six Months ended April 30, 2007 and 2008.

        Seasonality and Business Fluctuations.    Quarterly revenue and net income may vary based on the timing of the opening of new gaming jurisdictions, the opening or closing of casinos or the expansion or contraction of existing casinos, gaming regulatory approvals or denial of our products and corporate licenses, the introduction of new products or the seasonality of customer capital budgets.

        Employees.    As of October 31, 2007, we had approximately 570 employees. We are not subject to any collective bargaining agreement and we believe that our employee relations are good.

        Properties.    We lease facilities with approximately 83,000 square feet in Nevada for our corporate headquarters and Shuffle Master Americas, manufacturing, research and development and field service. In addition, we lease an approximately 15,000 square foot facility in Vienna, Austria and an approximately 37,000 square foot facility in Milperra, New South Wales, Australia.

        We also own an approximately 48,000 square foot facility in Milperra, New South Wales, Australia that we use for research and development activities as well as manufacturing.

        We lease an approximately 5,000 square foot facility in Minnesota that we use for shuffler research and development and other administration activities.

        We lease a portion of a 2,000 square foot facility in McCook, Illinois to warehouse inventory. Our rental agreement is based upon the number of pallet racks we occupy per week.

        We believe that our existing properties are suitable and adequate for our current needs and that additional facilities / space are available to us to support expansion, if required.

        Legal Proceedings.    In the ordinary course of business, we are involved in various legal proceedings and other matters that are complex in nature and have outcomes that are difficult to predict. In accordance with SFAS 5, "Accounting for Contingencies," we record accruals for such contingencies to the extent that we conclude that it is probable that a liability will be incurred and the amount of the related loss can be reasonably estimated. Our assessment of each matter may change based on future unexpected events. An unexpected adverse judgment in any pending litigation could cause a material impact on our business operations, intellectual property, results of operations or financial position. Unless otherwise expressly stated, we believe costs associated with litigation will not have a material impact on our financial position or liquidity, but may be material to the results of operations in any given period. We assume no obligation to update the status of pending litigation, except as may be required by applicable law, statute or regulation.

        1.     VendingData II—In October 2004, we filed a second patent infringement lawsuit ("VendingData II") against VendingData Corporation ("VendingData"). We settled our first patent infringement lawsuit against VendingData on July 12, 2005 ("VendingData I"). This second suit alleges that the use, importation and offering for sale of VendingData's PokerOne™ shuffler infringes another patent owned by us (a different patent than the patents that were the subject of the VendingData I case). VendingData II was filed in the U.S. District Court for the District of Nevada (the "Court") in Las Vegas, Nevada. The complaint seeks an unspecified amount of damages against VendingData and a preliminary and permanent injunction against VendingData's infringing conduct. VendingData has denied infringement and has also filed a counterclaim for a declaratory judgment of non-infringement.

        On November 29, 2004, the Court granted our motion for a preliminary injunction (the "Injunction"). The Injunction became effective upon our posting of a $3,000,000 cash security with the Court on November 30, 2004. This security deposit is included in other non-current assets on our consolidated balance sheet, and is available to VendingData to the extent, if any, that VendingData proves and is otherwise legally entitled to any actual damages, if any, which the Injunction caused VendingData if, in fact, it is found that the Injunction was wrongfully issued. On December 17, 2004, the Court denied VendingData's two emergency motions to modify the Injunction.

        In March 2005, the Court of Appeals for the Federal Circuit (the "Federal Circuit"), by a two to one vote, stayed the Injunction based on a technical defect in the Court's process in granting the Injunction, and not on its merits. On December 27, 2005, the Federal Circuit, by the same two to one vote, vacated the Injunction and ordered the Court to perform a more complete claim construction analysis in order to deal with any future motions on whether or not to reinstate the Injunction. Two of the three judges on the Federal Circuit panel stated that under VendingData's claim construction the PokerOne likely did not literally infringe. The dissenting judge stated that infringement was likely under either our claim construction or VendingData's. We continue to believe that infringement exists under either our claim construction or VendingData's claim construction. The Federal Circuit did not rule on which claim construction is the proper one.

        In May 2005, the Court held a Markman hearing for construction of the claims. On September 26, 2005, U.S. Magistrate Lawrence R. Leavitt for the District of Nevada issued his Claim Construction Report and Recommendation in the Markman hearing concerning VendingData's PokerOne™ shuffler. The Magistrate's findings were limited to his interpretation of certain words in the patent claim asserted by us, and he agreed with the interpretation put forth by VendingData. In vacating the Injunction in December 2005, the Federal Circuit did not mention Magistrate Leavitt's Claim Construction Report and Recommendation. On February 26, 2007, the Court adopted and accepted, without modification, the Magistrate's

Recommendation. The Magistrate's Recommendation, as adopted by the Court, is not a determination of whether the PokerOne™ infringes the asserted patent, nor does it speak to the validity of our claims. There can be no guarantee that, upon any further appeal of the Court's adoption of the Magistrate's Recommendation, the Federal Circuit will agree with our claim construction.

        On April 5, 2007, we filed a motion for release of the $3,000,000 cash security, which VendingData has opposed. The Court has not yet ruled on that motion.

        On April 27, 2007, VendingData filed a motion for summary judgment claiming that the PokerOne™ does not infringe.

        On May 23, 2007, the Court entered an order granting VendingData's motion for a protective order staying all further discovery in the case pending resolution of VendingData's motion for summary judgment, other than further discovery granted Shuffle Master pursuant to an emergency motion heard on May 10, 2007. On May 31, 2007, Shuffle Master opposed VendingData's motion for summary judgment of non-infringement, and brought a cross motion for summary judgment that the PokerOne™ does infringe.

        On February 1, 2008, the Court granted VendingData's Motion for Summary Judgment and denied Shuffle Master's Cross Motion for Summary Judgment. We appealed this ruling on February 29, 2008. On February 15, 2008, VendingData filed a Motion for Attorney's Fees and Costs requesting in excess of approximately $1,800,000, based on VendingData's theory that the case was filed by us in bad faith and that the case was a "vexatious" litigation. On March 17, 2008, we filed an opposition to the Motion for Attorney's Fees and Costs. On March 25, 2008, the Court stayed all proceedings in regards to the Motion for Attorney's Fees and Costs until the resolution of Shuffle Master's appeals on the Summary Judgment motions. The appeal process will likely not be concluded until some time in calendar year 2009. There is a mediation scheduled for this case in August 2008.

        We believe the likelihood of some unfavorable outcome in this matter is reasonably possible. We cannot, however, at this time, reasonably estimate an expected loss, if any. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        2.     Awada—On April 25 and April 26, 2005, our rescission trial was held in the District Court in Clark County, Nevada in the case against us and our CEO, Mark Yoseloff, brought by plaintiffs Yehia Awada and Gaming Entertainment, Inc ("GEI"). At the conclusion of the trial, the court granted our rescission motion, ordering that the subject contract, called the "Game Option Agreement", be rescinded and/or void. On May 18, 2005, the Court entered Findings of Fact/Conclusions of Law confirming the Court's rescission ruling. Among the findings, the Court found that the actions of the plaintiffs Awada and Gaming Entertainment, Inc. demonstrated that the plaintiffs never had any intention of conveying to us the exclusive license to the 3-Way Action game, as they had agreed and were required to do under the Game Option Agreement. The Court further found that we had established by a preponderance of the evidence that the plaintiffs had materially failed to perform their obligations under the Game Option Agreement, that plaintiff's testimony about the Game Option Agreement was not credible, and that we were entitled to the remedy of rescission. On May 5, 2005, the Court ruled on the parties' damages requests in connection with the case and as required under Nevada law. Plaintiffs were seeking approximately $13,000,000 in damages. The Court ordered that the total damages under Nevada law due to the successful rescission of the Game Option Agreement was $130,000, including all interest. The damages amount was paid in June 2006.

        Plaintiffs appealed the Court's order granting the rescission of the "Game Option Agreement" to the Nevada Supreme Court.

        On December 27, 2007, the Nevada Supreme Court denied the appeal filed by the plaintiffs with regard to the District Court's rescission judgment and its dismissal of all claims related to the breach of contract issues, and affirmed the District Court's order granting the rescission of the "Game Option Agreement". The Supreme Court also remanded to the District Court, on procedural grounds, the remaining non-contract claims. We now intend to seek dismissal of these claims. A mediation of this case and the others involving Awada and GEI on June 27, 2008 resulted in settlement of all cases with Awada and his companies. The definitive agreement has not yet been signed. The settlement agreement will provide, among other things, that (i) Awada will transfer the 3-5-7 Poker™ game to the Company for no cash or other payment by the Company, (ii) the Company will forbear from collecting on the judgment absent any breaches by Awada; (iii) all related matters will be dismissed with prejudice and (iv) a full release by Awada and GEI of the Company for any past acts.

        3.     GEI—In July 2004, we filed a patent infringement lawsuit against Gaming Entertainment, Inc. and Yehia Awada ("GEI") in the U.S. District Court for the District of Nevada, in Las Vegas, Nevada. The lawsuit alleges that GEI's 3-5-7 Poker™ game infringes one of our Three Card Poker® patents and one of our Let-It-Ride® patents. We are seeking a permanent injunction and an as yet undetermined amount of damages against GEI. GEI has answered our complaint, denying infringement, and also seeking a ruling that the patents are invalid. Fact and expert discovery is complete. In November 2005, the Court held a Markman hearing for construction of the claims. On September 28, 2007, the Magistrate ruled in our favor in the Markman hearing on claim construction. The defendants have appealed. In March 2006, GEI filed and, we opposed, several summary judgment motions challenging the validity of the Three Card Poker patent involved in this litigation. GEI filed its reply briefs in April 2006, and the summary judgment motions are pending. The case is stayed pending resolution of the summary judgment motions.

        On November 16, 2007, the Court adopted the Magistrate's ruling in our favor on the claims construction and overruled the defendants' objections to the Magistrate's ruling. The Court ordered supplemental briefing on the pending summary judgment motions as a result of this ruling. We filed supplemental briefs and the defendants did not.

        On March 6, 2008, the Court ordered the Clerk to enter default against GEI. The Clerk entered default against GEI on March 6, 2008. In accordance with the Court's order of March 6, 2008, we sought appropriate damages, an injunction and costs to be included in a default judgment. On June 13, 2008, the Court issued a Default Judgment against Awada and GEI for $792,000 and also issued a permanent injunction against their 3-5-7 Game. There is no assurance of collectibility of this judgment. A mediation of this case and the others involving Awada and GEI on June 27, 2008 resulted in settlement of all cases with Awada and his companies. The definitive agreement has not yet been signed. The settlement agreement will provide, among other things, that (i) Awada will transfer the 3-5-7 Poker™ game to the Company for no cash or other payment by the Company, (ii) the Company will forbear from collecting on the judgment absent any breaches by Awada; (iii) all related matters will be dismissed with prejudice and (iv) a full release by Awada and GEI of the Company for any past acts.

        4.     Awada II—On September 12, 2005, we filed a new lawsuit against defendants Awada and Gaming Entertainment, Inc. The lawsuit alleges that our Four Card Poker game is being infringed and illegally copied by the defendants' Play Four Poker game. The lawsuit claims that the defendants are violating the federal Lanham Act by infringing the trademark/trade dress of our Four Card Poker game layout, and that the defendants are committing acts of unfair competition, interference with prospective business advantage and conversion. Our action seeks appropriate injunctive relief against defendants' Play Four Poker game layout, as well as unspecified monetary damages. On September 15, 2005, the U.S. District Court for the District of Nevada issued a temporary restraining order prohibiting the defendants from displaying or advertising the infringing layout.

        On or about December 6, 2005, the defendants answered our complaint and denied all liability. They also filed counterclaims for alleged patent misuse, anti-trust violations based on said patent misuse, patent invalidity, unfair competition, unfair trade practices, and other related claims. The counterclaims seek an unspecified amount of damages, disgorgement of our profits as a result of our alleged unfair trade practices, and preliminary and permanent injunctive relief against our alleged unfair trade practices. The defendants filed these counterclaims against both us and our CEO. We completely and uncategorically deny the defendants' counterclaims, and intend to vigorously oppose them. On January 9, 2006, we filed a motion to dismiss all of defendants' counterclaims. On January 24, 2006, the defendants filed an opposition to our motion to dismiss. On March 27, 2006, the Court granted our motion for a preliminary injunction and dismissed four of the defendants' seven counterclaims. On April 19, 2007, the Court granted our summary judgment motions on trade dress infringement and defendants' counterclaims, and all of those counterclaims were dismissed with prejudice. All other claims were dismissed with prejudice, except our trademark infringement claim that was dismissed without prejudice. A permanent injunction was also entered.

        On May 17, 2007, Awada filed an appeal to the Ninth Circuit Court of Appeals on all issues. On September 18, 2007, the Ninth Circuit Court of Appeals dismissed the appeal of Gaming Entertainment, Inc. for lack of prosecution. The appeal continues with the Appellant Yehia Awada. The appeal is pending. At this time, we do not believe that we will suffer any loss. A mediation of this case and the others involving Awada and GEI on June 27, 2008 resulted in settlement of all cases with Awada and his companies. The definitive agreement has not yet been signed. The settlement agreement will provide, among other things, that (i) Awada will transfer the 3-5-7 Poker™ game to the Company for no cash or other payment by the Company, (ii) the Company will forbear from collecting on the judgment absent any breaches by Awada; (iii) all related matters will be dismissed with prejudice and (iv) a full release by Awada and GEI of the Company for any past acts.

        5.     MP Games I—In July 2004, we filed a complaint against MP Games LLC and certain other defendants in the U.S. District Court for the District of Nevada, in Las Vegas, Nevada. The complaint alleges that the defendants' MP21 System infringes two patents owned by us. The complaint also alleges misappropriation of trade secrets against certain, but not all, of the defendants, and also includes claims for correction of named inventor on certain related patents held in the name of certain of the defendants. We are seeking a permanent injunction and damages against all of the defendants. The defendants have answered our complaint denying infringement and also claiming that the two patents are invalid. The defendants have also counterclaimed against us, claiming that we infringe several of their patents, and that we misappropriated certain of their trade secrets, and are seeking damages against us. We deny any infringement, misappropriation or wrongdoing. In May 2005, the Court dismissed defendants' breach of contract counterclaim.

        In a Two-Party Agreement transaction with IGT, IGT purchased a 50% ownership interest in the two patents which are the subject of this lawsuit, and IGT has been added as a named plaintiff in this lawsuit.

        On December 20, 2005, the Court entered its Markman order, construing the disputed claims in the various patents-in-suit. The Court ruled in our favor on a number of disputed terms and in the defendants' favor on others. Some or all of these rulings may be overturned on appeal.

        In August 2006, the Court dismissed all but one of the defendants' trade secret misappropriation claims. Subsequently, pursuant to a partial settlement agreement, the parties dismissed all of their trade secret claims.

        Recently, the defendants filed seven summary judgment motions dealing with various non-infringement and invalidity arguments. We also filed a summary judgment motion seeking to invalidate two of the four patents asserted by the defendants. These motions have been fully briefed.

        In light of the Supreme Court's decision in KSR v. Teleflex, the Court has permitted the parties to submit supplemental expert reports on the issue of obviousness, take supplemental depositions of these experts, and submit supplemental briefing to the Court on the issue of obviousness. Given this additional briefing and expert disclosures, the Court put off the summary judgment hearing until February 6, 2008, and then again until February 28, 2008.

        On March 21, 2008, the Court entered an order on the summary judgment motions filed by us and the defendants. The result of the ruling is that the only pending claims in the case are a claim by the defendants of patent infringement related to two patents. Losses to us from these remaining claims are a remote possibility. At this time, we believe a settlement of the case is probable. Such settlement will not involve any payments between the parties and will result in a dismissal of all of the claims of both parties. At this time, we do not believe that we will suffer any loss as a result of the Court's summary judgment ruling, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        6.     Class Action Lawsuit—

          a.     Stocke—On June 1, 2007, a putative class action complaint for violation of the federal securities laws against the Company and our Chief Executive Officer, Mark L. Yoseloff, and former Chief Financial Officer, Richard L. Baldwin, was filed in the U.S. District Court for the District of Nevada on behalf of persons who purportedly purchased our stock between December 22, 2006, and March 12, 2007. The case is entitled Joseph Stocke vs. Shuffle Master, Inc., Mark L. Yoseloff and Richard L. Baldwin. We, as well as, Dr. Yoseloff and Mr. Baldwin, were served with the complaint on June 6, 2007. The complaint asserts claims pursuant to Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. These claims allegedly relate to our March 12, 2007, announcement that we would restate our Fiscal Fourth Quarter and full year financial results. The complaint seeks compensatory damages in an unstated amount. On or about August 4, 2007, four plaintiffs moved the Court for appointment as lead plaintiff. No decision has yet been made. On or about September 6, 2007, one of those plaintiffs withdrew its application for appointment. For reasons discussed below, at this time, we have not responded to the complaint.

          b.    Armistead—On June 12, 2007, a second putative class action complaint for violation of the federal securities laws against the Company and Dr. Yoseloff and Mr. Baldwin was filed in the U.S. District Court for the District of Nevada. The case is entitled Robert Armistead, Jr. vs. Shuffle Master, Inc., Mark L. Yoseloff and Richard L. Baldwin. The Company, Dr. Yoseloff and Mr. Baldwin were served with the complaint on June 12, 2007. This lawsuit effectively mirrors the allegations in the Stocke lawsuit filed against these same defendants on June 1, 2007, except that the Armistead complaint was filed on behalf of persons who purchased our stock between March 20, 2006, and March 12, 2007.

          c.     Tempel—On June 25, 2007, a third putative class action complaint for violation of the federal securities laws against the Company, Dr. Yoseloff and Mr. Baldwin was filed in the U.S. District Court for the District of Nevada. The case is entitled Andrew J. Tempel vs. Shuffle Master, Inc., Mark L. Yoseloff and Richard L. Baldwin. This lawsuit is a "copycat" lawsuit of the Stocke lawsuit filed against these same defendants on June 1, 2007.

        On June 22, 2007, a Joint Stipulation was filed in the U.S. District Court for the District of Nevada providing that all presently filed and any subsequently filed related class actions shall be consolidated and captioned In Re Shuffle Master, Inc. Securities Litigation. We are not required to answer, move against or otherwise respond to any class action complaints until a consolidated complaint is filed.

        On November 30, 2007, the Court appointed the "Shuffle Master Institutional Investor Group," consisting of the Tulsa Municipal Employees' Retirement Plan and the Oklahoma Firefighters Pension and Retirement System, as Lead Plaintiff. Grant & Eisenhofer is the Lead Plaintiff's counsel. The Lead Plaintiff had until mid-January 2008 to file an amended complaint, which date was further extended until February 5, 2008.

        A Consolidated Class Action Complaint ("Consolidated Complaint") was filed on February 5, 2008. The Consolidated Complaint asserts the same causes of action for violation of federal securities law as the initial lawsuits, and applies to a class period of February 1, 2006 to March 12, 2007. The Consolidated Complaint contains essentially the same material allegations as in the initial lawsuits, and also contains allegations arising out of the Company's acquisition of Stargames and disclosures concerning the Company's internal controls. This Consolidated Complaint supersedes all previously filed lawsuits covering this class period. On March 25, 2008, defendants filed a motion to dismiss. On May 2, 2008, Lead Plaintiffs filed an opposition to the defendants' Motion to Dismiss. On May 30, 2008, the defendants filed a reply brief in support of the motion. No hearing date has been set by the Court. The Company believes that all of the above purported class action suits are without merit and intends to vigorously defend each of these cases. Due to the uncertainty of the ultimate outcome of these matters, the impact on future financial results is not subject to reasonable estimates. However, we have tendered these cases to our directors' and officers' insurance carriers. At this time, we do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial and third party risks beyond our control, we do not believe that the loss, if any, would be material.

        7.     Shareholder Derivative Suits—

          a.     Shareholder Derivative Lawsuit I—On September 7, 2007, Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust filed a shareholder derivative complaint in the U.S. District Court for the District of Nevada against our CEO, Mark Yoseloff, our President, Paul Meyer, our former CFO, Richard Baldwin, our General Counsel, Jerome Smith, and the current members of our Board of Directors. The Company was also named as a nominal defendant. On September 24, 2007, plaintiffs voluntarily dismissed Jerome Smith from the case without prejudice. The complaint, on behalf of the Company, alleges breach of fiduciary duty and related causes of action against the defendants. The allegations generally relate to the restatement of the Company's Fiscal 2006 annual results and our acquisition of Stargames. The complaint seeks an unspecified amount of damages.

          b.    Shareholder Derivative Lawsuit II—On September 17, 2007, Chad Hodgkins filed a shareholder derivative complaint against our CEO, Mark Yoseloff, our former CFO, Richard Baldwin, former Board of Directors member Todd Jordan and current Board of Directors members Mr. Saunders and Mr. Castle. The Company was also named as a nominal defendant. The complaint was filed in the U.S. District Court for the District of Nevada. The complaint, on behalf of the Company alleges breach of fiduciary duty and related causes of action against the defendants. The allegations generally relate to the restatement of the Company's Fiscal 2006 annual results, and are very similar to the allegations in the three class actions suits described above. The complaint seeks an unspecified amount of damages. We have tendered these cases to our directors' and officers' insurance carriers.

        On October 24, 2007, the Court approved a stipulation to transfer the Hodgkins case to Judge Dawson, who had already been assigned the Pirelli case. On November 9, 2007, the Court ordered the Hodgkins case to be consolidated into the Pirelli case. Additionally, any future derivative actions alleging similar facts and legal theories will be consolidated into the Pirelli case. The Law Firm of Coughlin Stoia Geller Rudman & Robbins LLP has been appointed lead counsel.

        On March 26, 2008, the Court approved an updated stipulation, which provided that plaintiffs will file a consolidated amended complaint on or about August 1, 2008. We have tendered this case to our directors' and officers' insurance carriers. At this time, we do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial and third party risks beyond our control, we do not believe that the loss, if any, would be material.

        8.     Data Financial—On March 31, 2008, we filed a lawsuit for declaratory relief against Data Financial Business Services, Inc. ("Data Financial") in the Eighth Judicial District Court, Clark County, Nevada. The lawsuit revolves around the termination of a sales representative agreement wherein Data Financial was our sales representative in several States including: Wisconsin, South Dakota, North Dakota, parts of Minnesota and parts of Michigan. On April 25, 2008, Data Financial removed the case to the United States District Court for the District of Nevada. On April 30, 2008, we were served with an amended complaint filed by Data Financial in the Circuit Court, Milwaukee County, State of Wisconsin. This complaint also seeks declaratory relief.

        In certain papers filed in one of the pending actions, Data Financial claims that Data Financial will be entitled to in excess of $2,500,000 as a result of an alleged violation by us of the Wisconsin Fair Dealership Law in our termination of the sales representative agreement. On May 9, 2008, we signed a stipulation with Data Financial to stay certain actions in pending litigation matters until July 1, 2008 due to the parties' agreement to participate in mediation. On May 14, 2008, we filed a Motion to Remand the Nevada case from the United States District Court for the District of Nevada to the Eighth Judicial District Court. A mediation is now scheduled for June 24, 2008. At the mediation, we settled the case for an amount which is not material to us, and which we believe is equal to or less than the amount we would have paid to successfully defend this case. Both cases will now be dismissed with prejudice.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, and their ages and positions with our company as of June 1, 2008, are as follows:

Name	Age	Position
Mark L. Yoseloff	62	Chief Executive Officer and Chairman of the Board
Paul C. Meyer	61	President and Chief Operating Officer
Coreen Sawdon	40	Senior Vice President, Chief Accounting Officer and Acting Chief Financial Officer
R. Brooke Dunn	53	Senior Vice President
Garry W. Saunders	56	Director
Louis Castle	43	Director and Chairman of the Compensation Committee
Phillip C. Peckman	59	Director and Chairman of the Audit Committee
John R. Bailey	48	Director and Chairman of the Governance Committee

Officers

        Dr. Mark L. Yoseloff, 62 years old, has been our chief executive officer since June 2001 and became our chairman of the board in February 2002. Additionally, Dr. Yoseloff was our president from October 2000 until February 2002, and again from January 2003 to October 2003. He served as our executive vice president from August 1997 to October 2000 and was appointed to our board of directors in November 1997. From August 1996 to July 1997, Dr. Yoseloff served as a consultant to us. From May 1996 through the present, Dr. Yoseloff has held the position of president of Well Suited, LLC. Dr. Yoseloff also holds the position of president of Visual Communications Consultants, Inc. (dba Advanced Gaming Concepts), a company he founded in August 1993.

        Paul C. Meyer, 61 years old, joined us as our president and secretary in October 2003 and was also named chief operating officer in February 2004. From November 1, 2007 through February 29, 2008, Mr. Meyer served as acting chief financial officer, a capacity in which he previously served at the Company. Mr. Meyer served as president of the Integrated Solutions Division of Concurrent Computer Corporation from December 2000 until October 2003. From December 1998 until December 2000, Mr. Meyer served as president of ASM Associates, a Darien, Illinois consulting firm that provides interim management services. Mr. Meyer was executive vice president of Virgin Interactive Entertainment, Inc., an Irvine, California, entertainment software developer and publisher from May 1997 to November 1998. Mr. Meyer also served as an executive vice president and chief operating officer of PlayNet Technologies, a developer and manufacturer of coin-operated equipment and as executive vice president and general manager of Viacom New Media, both located in New York.

        Coreen Sawdon, 40 years old, was named the Acting Chief Financial Officer of the Company effective March 1, 2008, in addition to her existing title of Senior Vice President and Chief Accounting Officer for Shuffle Master, Inc which promotion was effective August 1, 2007.

Previously, she had served as the Vice President of Accounting since her date of hire in July 2005. Prior to joining Shuffle Master, Ms. Sawdon served as Operations Controller and then Vice President of Finance for GES Exposition Services in Las Vegas, Nevada from May 2002 to July 2005. Before her employment with GES Exposition Services, her experience included over 10 years of public accounting and auditing experience with progressively increasing responsibilities at Ernst & Young, Coopers & Lybrand and Arthur Andersen. Ms. Sawdon has extensive experience in gaming and is a member of the Nevada and American Institutes of Certified Public Accountants.

        R. Brooke Dunn, 53 years old, joined us in May 1996 as director of marketing. In July 1997, we appointed Mr. Dunn vice president of marketing and, in July 2001, senior vice president. Mr. Dunn served as vice president of marketing for Hilton Gaming Corporation and as vice president of marketing for individual Hilton properties in Reno, Las Vegas and Laughlin, Nevada.

Directors

        Garry W. Saunders, 56 years old, has been a member of our board of directors since October 2002 and currently serves as a member of the governance committee. Mr. Saunders has been the executive vice president and chief operating officer of Melco PBL Entertainment (Macau) Limited, a publicly traded developer and owner of gaming and entertainment resort facilities, since January 2007. From May 2004 to October 2005, Mr. Saunders served as vice president of international operations for Las Vegas Sands, Inc. Mr. Saunders has been managing director of Nevluck, LLC, a development company based in Las Vegas, since 2002. Mr. Saunders served Playboy Enterprises, Inc. as president of its gaming division from 1997 to 2001, and ITT Corporation as executive vice president for the gaming activities of its Sheraton and Caesars World Divisions from 1994 to 1997.

        Louis Castle, 43 years old, has been a member of our board of directors since March 2005 and currently serves as the chairman of the compensation committee. Mr. Castle has been vice president of creative development at the Los Angeles studio of Electronic Arts, Inc., a publicly traded interactive entertainment software company, since 2003. Prior thereto, Mr. Castle co-founded and for 18 years held the position of vice president at Westwood Studios, an entertainment software company that was subsequently acquired by Electronic Arts, Inc. While at Westwood Studios, Mr. Castle served in various capacities including vice president—creative development, general manager, chief operating officer and finance officer.

        Phillip C. Peckman, 59 years old, has been a member of our board of directors since June 2007 and currently serves as the chairman of the audit committee. Mr. Peckman is an attorney and certified public accountant. Mr. Peckman is the chief executive officer of Peckman Outdoor Media, a Las Vegas-based billboard company. Mr. Peckman joined the Las Vegas-based Greenspun family in 1990 as the chief operating officer of The Greenspun Corporation, a privately-owned company with business interests in the areas of real estate, media, communications, travel and tourism, gaming and technology. He was later appointed president and chief executive officer of The Greenspun Corporation and retired in 2006. Prior to 1990, Mr. Peckman was the managing partner of the Las Vegas office of McGladrey and Pullen, a national accounting firm.

        Mr. Peckman currently serves as a director and chairman of the nominating and governance committee of Silver State Bancorp, a publicly traded bank.

        John R. Bailey, 48 years old, has been a member of our board of directors since January 2008 and currently serves as chairman of the governance committee. Mr. Bailey is the founder and managing partner of Bailey Kennedy, LLP, a law firm based in Nevada since 2001. From 1991 until 2001, Mr. Bailey was a partner of Lionel Sawyer & Collins, a law firm based in Nevada. Since 2001, Mr. Bailey has been the chairman and a commissioner on the Nevada State Athletic Commission. Since 1993, he has been the vice-chairman and a member of the Moral Character and Fitness Committee of the Nevada State Bar. Mr. Bailey is currently a director of the Public Education Foundation, the Nevada Community Foundation, and the College of Southern Nevada Foundation.

Corporate Governance

        Our business affairs are conducted by our management under the direction of, and monitored and reviewed by, our board of directors. In essence, the role of our board of directors is to oversee our business affairs for the benefit of our shareholders and, to the extent appropriate under governing law, other constituencies, which include our employees, customers, suppliers, creditors, and state, national and community economies and societal considerations. Our board strives to ensure the success and continuity of our business through the selection of a qualified management team. It is also responsible for ensuring that our activities are conducted in a responsible and ethical manner.

        The framework for our corporate governance is provided by: (a) Minnesota corporate law, (b) our articles of incorporation and our bylaws, (c) the charters of our board committees, and (d) our code of conduct. In addition, we are governed by all applicable laws, rules, and regulations, including the gaming laws and rules of every jurisdiction in which we or our products are licensed, the Federal securities laws and the rules of the Securities and Exchange Commission (the "SEC"), the listing requirements of the NASDAQ Stock Market ("NASDAQ") where our common stock is listed and the rules of the NASDAQ.

        Our policies and practices reflect corporate governance practices that are intended to be compliant with the rules of the NASDAQ Stock Market and the corporate governance requirements of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley").

        Each of the charters of our governance, audit and compensation committees, as well as our code of conduct and compliance committee plan, are publicly available on our website at www.shufflemaster.com, and are also available in print, at no cost, to any shareholder upon request. Shareholders can request copies by contacting our Investor Relations Department at the address or number(s) listed below:

Investor Relations
Shuffle Master, Inc.
1106 Palms Airport Drive
Las Vegas, NV 89119
Phone: (702) 897-7150
Fax: (702) 270-5161

        Shareholders can send communications to the board of directors by contacting our Investor Relations Department at the address or number(s) listed above. Where shareholders request information or ask questions that our management can more efficiently address, our Investor Relations Department responds to such shareholder communications without forwarding them to the board of directors; however, the Investor Relations Department will forward any shareholder communication concerning employee fraud or accounting matters to the audit committee. The Investor Relations Department forwards to the full board any communications relating to corporate governance or requiring board action.

Director Independence

        The board of directors has analyzed the independence of each director and has determined that each of our directors, except Dr. Yoseloff, meets the standards of independence under the SEC rules and the NASDAQ listing standards.

        Each director's relationships with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) that have been identified are reviewed annually, and only those directors (i) who in the opinion of the board have no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and (ii) who otherwise meet the requirements of the NASDAQ listing standards, are considered independent directors.

        In making its determination that each non-employee director is independent, the board and nominating subcommittee of the governance committee considered transactions with the director in the context of the NASDAQ objective standards, the special standards established by NASDAQ for members of the audit committee and the SEC and the Internal Revenue Service ("IRS") standards for compensation committee members. In each case, the board affirmatively determined that, because of the nature of a director's relationship with the Company, if any, and/or the amounts involved, if any, the relationship did not impair the director's independence.

        The board's independence determinations included reviewing the following transactions:

  •
  Transactions in the ordinary course of business between the Company and any entity of which the Company's director is an executive officer, employee or substantial owner, or an immediate family member of an executive officer of such entity. The board reviewed certain relationships and/or transactions in the ordinary course of business with Melco PBL Entertainment (Macau) Limited ("Melco"). Melco is a developer and owner of gaming and entertainment resort facilities. Mr. Saunders serves as chief operating officer of Melco.

Board Committees

        The board of directors has established an audit committee, a compensation committee, a governance committee and a compliance committee. The nominating subcommittee is a subcommittee of the governance committee. The members of each committee are appointed by the board of directors. Each committee has adopted a written charter which sets forth the committee's purpose, membership criteria, powers and responsibilities and provides for the annual evaluation of the committee's performance, which charter is intended and we believe complies with the NASDAQ and Sarbanes-Oxley requirements. Copies of the governance committee charter, audit committee charter, compensation committee charter and compliance committee plan are available on our website at www.shufflemaster.com in the For Investors—Corporate Governance—Directors section and are available in print, at no cost, to any shareholder who requests a copy at the phone number or address listed above.

Audit Committee

        The audit committee assists the board in its oversight of (i) the quality and integrity of our financial statements, (ii) the qualifications, independence and performance of our independent registered public accounting firm, (iii) the performance of our internal audit function, and (iv) our system of disclosure controls and internal controls. The audit committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm for the purpose of preparing and issuing an audit report and related work. Our independent registered public accounting firm is Deloitte & Touche LLP.

        The members of the audit committee are Messrs. Phillip C. Peckman (chairman), Garry W. Saunders, Louis Castle and John Bailey. The board of directors has determined that (i) Messrs. Peckman, Saunders, Castle and Bailey are independent directors within the requirements of all applicable rules and regulations of the NASDAQ and the SEC and (ii) all of the members of the audit committee are able to read and understand fundamental financial statements, including the Company's consolidated balance sheet, income statement and cash flow statement. The board of directors also has determined that Mr. Peckman qualifies as an "audit committee financial expert" as defined by the applicable SEC regulations.

Compensation Committee

        The compensation committee: (a) assists the board in establishing the annual goals and objectives of the chief executive officer; (b) recommends to the independent members of the board the compensation of the chief executive officer; (c) oversees the performance evaluation of the Company's other executive officers and approves their compensation; (d) oversees administration of our equity-based compensation and other benefit plans; and (e) approves and authorizes grants of equity compensation awards under our stock plan. Dr. Yoseloff, our chief executive officer, did not attend the meeting of our compensation committee or participate in any discussions by our board when his compensation was being discussed. For information regarding our compensation philosophy and objectives and the role of our compensation committee, please see the "Compensation Discussion and Analysis" below.

        The members of the compensation committee are Messrs. Louis Castle (chairman), Garry W. Saunders, Phillip C. Peckman and John Bailey.

Governance Committee

        The governance committee: (a) through the nominating subcommittee, determines the slate of director nominees for election to our board of directors; (b) identifies and recommends candidates to fill vacancies occurring between annual shareholder meetings; (c) reviews the composition of board committees; (d) through the nominating subcommittee, develops and recommends to the board a set of corporate governance principles applicable to the Company and oversees corporate governance matters generally; and (e) oversees the annual evaluation of the board and its committees. The governance committee annually reviews the board composition and Company circumstances in determining board nominees. The governance committee has also from time to time retained search firms to identify qualified candidates. The governance committee evaluates each individual in the context of the board as a whole, with the objective of recommending a group that can best accomplish the success of our business and represent shareholder interests through the exercise of sound judgment using their diverse array of experience.

        In addition to those attributes outlined in the governance committee charter, our governance committee uses factors such as the following to select appropriate candidates to fill vacant seats on our board of directors (in no particular order):

  •
  independence from management and other board members;

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  successful business or career experience;

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  ability or willingness to commit the necessary time to board and committee responsibilities;

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  proximity to our corporate headquarters;

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  prior experience on boards of directors;

  •
  ability to meet the stringent gaming industry licensing requirements; and

  •
  specific professional background.

        Our governance committee considers board nominees recommended by our shareholders; however, because its considerations of nominations are not publicly available, our governance committee does not respond to shareholders making such recommendations except to acknowledge receipt of such recommendations. Any nominees to our board must satisfy applicable requirements of Nevada and other jurisdictions' gaming laws and regulations, and we are unable to consider nominees who do not meet these requirements.

        Under our governance committee charter, in the event a director receives a greater number of votes "withheld" from his or her election than votes "for" such election (a "Majority Withheld Vote"), then such director shall promptly tender his or her resignation following certification of the shareholder vote to the governance committee. The governance committee is required to consider the resignation offer and recommend to the board of directors whether to accept it. The board is then required to act on the committee's recommendation within ninety (90) days and to promptly disclose its decision whether to accept the director's resignation offer (and the reason for rejecting the resignation offer, if applicable) in a press release to be disseminated in the manner that our press releases are typically distributed. The board has the ability to take into account a number of other factors, such as whether the board member's departure will cause noncompliance with NASDAQ requirements, when deciding whether to accept such a resignation. Any director who tenders his or her resignation because of a majority withheld vote shall not participate in the governance committee's recommendation or board action regarding whether to accept the resignation offer.

        The members of the governance committee are Messrs. John Bailey (chairman), Louis Castle, Phillip C. Peckman and Garry W. Saunders.

Compliance Committee

        The compliance committee is responsible for identifying and evaluating the situations involving us or our affiliates to try to ensure that none will have a negative effect upon the objectives of gaming control. Our committee has at least three members appointed by our board of directors and at least one member must be independent and knowledgeable regarding Nevada gaming regulations. Our compliance committee must include at least one independent director, our general counsel and our executive director of compliance. Our president is also currently a member. Our compliance committee reports to our board and advises our board if any activities are inappropriate, after investigation. It may use any of our resources and use whatever means it deems appropriate in conducting any such investigation. In addition, among other things, our executive director of compliance and, as appropriate, our general counsel, is responsible for determining that all transactions involving gaming devices and gaming equipment are with licensed distributors and vendors and reporting to the committee regarding material litigation, material loans or extensions of credit, transactions meeting certain thresholds, and material loans made by us or our affiliates other than for our or the affiliate's benefit. Further, the committee requires that appropriate background checks be conducted on several categories of persons, including officers, directors, lenders, vendors, customers, partners, joint ventures, and lobbyists. The committee reviews political contributions for compliance with applicable law, annually reviews the list of our shareholders, and requires review of foreign entities with which we do business.

        The members of the compliance committee are Mr. Saunders, our General Counsel, our President and our executive director of compliance.

        Our subsidiary Stargames has its own compliance committee. Its members are the President of Stargames, our General Counsel, our executive director of compliance and its chairman is an independent third party who is familiar with Australian gaming regulations.

        Code of Conduct.    Our code of conduct summarizes the compliance and ethical standards and expectations we have for all of our officers, directors, employees, contractors and agents with respect to their conduct in connection with our business. The code of conduct requires that our officers, directors, employees, contractors and agents avoid conflicts of interest, comply with all laws and other regulatory requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest. All employees of the Company are required to acknowledge the code of conduct on an annual basis by signing an employee statement of compliance. Waivers may be granted only by our board of directors and will be promptly disclosed on our website or in a Form 8-K filed with the SEC. There have been no such waivers. Any illegal acts are to be dealt with swiftly and reported to the appropriate authorities. The code of conduct also provides for prompt internal reporting of violations of the code of conduct to appropriate employees as identified in the code of conduct, and prohibits any retaliation for any such reporting. Our code of conduct is available on our website at www.shufflemaster.com in the For Investors—Corporate Governance—Directors section and is available in print, at no cost, to any shareholder who requests a copy at the phone number or address listed above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the number of shares of our common stock beneficially owned: (i) by each executive officer named in the Summary Compensation Table; and (ii) by all directors and executive officers as a group, as of June 2, 2008:

	Shares of Common Stock			Percentage of Shares Outstanding
		Underlying Options Exercisable Within 60 Days
Name of Beneficial Owner (1)	Owned		Beneficially Owned (2)	Before the Offering	After the Offering(3)
Mark L. Yoseloff (4)	678,698	721,269	1,399,967	3.9%	2.6%
Paul C. Meyer (4)	85,484	250,318	335,802	1.0	1.0
Coreen Sawdon (4)	12,898	10,000	22,898	*	*
R. Brooke Dunn (4)	42,950	145,626	188,576	*	*
Garry W. Saunders (4)	21,000	129,000	150,000	*	*
Louis Castle (4)	15,000	30,500	45,500	*	*
Phillip C. Peckman (4)	8,000	0	8,000	*	*
John R. Bailey (4)	3,000	0	3,000	*	*

All directors and executive officers as a group (8 persons)	867,030	1,286,713	2,153,743	6.0%	4.0%

(1)
The address of each person listed in this table is 1106 Palms Airport Drive, Las Vegas, Nevada, 89119.

(2)
Represents the sum of shares owned and shares which may be purchased upon exercise of options exercisable within 60 days of April 30, 2008.

(3)
Based on 52,903,314 shares of common stock outstanding after the offering. We intend to issue a sufficient number of shares of common stock in the offering such that we realize gross proceeds of at $75,000,000. Based on an assumed public offering price of $4.25 per share (the last reported sales price of our common stock on The NASDAQ Global Select Market on July 11, 2008), we would be required to issue 17,647,059 shares of our common stock in order to realize such minimum amount of gross proceeds. A $0.50 increase in the assumed public offering price per share would decrease the number of shares that we would be required to issue by 1,857,585, and a $0.50 decrease in the assumed public offering price would increase the number of shares of common stock that we would be required to issue by 2,352,941 in order for us to realize gross proceeds of $75,000,000 from this offering.

(4)
Includes restricted shares awarded under our 2004 Equity Incentive Plan and our 2004 Equity Incentive Plan for Non-Employee Directors. These restricted shares are subject to forfeiture if certain conditions, determined at the time of grant, are not satisfied.

*
Less than 1% of the outstanding shares of our common stock.

        Our governance committee charter includes a statement of our policy with respect to director stock ownership. Directors are strongly encouraged to own a minimum of stock in an amount equal to $150,000 and should achieve the target level within five years of becoming a director. The director stock ownership policy states that trading in our stock is discouraged and that a director should view his or her shares of our stock as long-term investments. Our board of directors believes that increasing their ownership of our common stock will more closely align the interests of our board of directors with our shareholders.

        The following table sets forth information regarding ownership of outstanding shares of the Company's common stock by those individuals or groups who have advised the Company that they own more than five percent (5%) of such outstanding shares, as of June 2, 2008:

		Percentage of Shares Outstanding
	Number of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before the Offering	After the Offering (1)
Franklin Resources, Inc. (2) One Franklin Parkway San Mateo, California 94403-1906	3,734,836	10.6%	7.1%
Columbia Wanger Asset Management, L.P. (3) 227 West Monroe Street, Suite 3000 Chicago, Illinois 60606	2,867,000	8.1	5.4
Serengeti Asset Management, L.P. (4) 632 Broadway, 12th Floor New York, New York 10010	2,350,000	6.7	4.4
Kayne Anderson Rudnick Investment Management LLC (5) 1800 Avenue of the Stars, Second Floor Los Angeles, California 90067	2,237,199	6.3	4.2
Transamerica Investment Management, LLC (6) 11111 Santa Monica Boulevard, Suite 820 Los Angeles, California 90025	2,201,743	6.2	4.2
OppenheimerFunds, Inc. (7) Two World Financial Center 225 Liberty Street New York, New York 10281	2,186,600	6.2	4.1
Private Capital Management, L.P. (8) 8889 Pelican Bay Blvd., Suite 500 Naples, Florida 34108	2,062,666	5.9	3.9

(1)
Based on 52,903,314 shares of common stock outstanding after the offering. We intend to issue a sufficient number of shares of common stock in this offering such that we realize gross proceeds of at least $75,000,000. Based on an assumed public offering price of $4.25 per share (the last reported sales price of our common stock on The NASDAQ Global Select Market on July 11, 2008), we would be required to issue 17,647,059 shares of our common stock in order to realize such minimum amount of gross proceeds. A $0.50 increase in the assumed public offering price per share would decrease the number of shares that we would be required to issue by 1,857,585, and a $0.50 decrease in the assumed public offering price would increase the number of shares of common stock that we would be required to issue by 2,352,941 in order for us to realize gross proceeds of $75,000,000 from this offering.

(2)
The amount and percentage shown and the information contained in this footnote is derived from the Schedule 13G/A of Franklin Resources, Inc. ("Franklin"), Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Templeton Portfolio Advisers, Inc. dated March 6, 2008, which represents holdings as of February 29, 2008. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock of Franklin and are the principal stockholders of Franklin. Franklin Templeton Portfolio Advisors, Inc. ("Franklin Templeton") and Franklin Advisers, Inc. ("Franklin Advisers") are subsidiaries of Franklin. Franklin Templeton has the sole power to dispose of 2,290,636 of these shares and the sole power to vote or direct the voting of 2,290,636 of these shares. Franklin Advisers has the sole power to dispose of 1,444,200 of these shares and the sole power to vote or direct the voting of 1,444,200 of these shares.

(3)
The amount and percentage shown and the information contained in this footnote is derived from the Schedule 13G/A (Amendment No. 6) of Columbia Wanger Asset Management, L.P. ("WAM") dated January 29, 2008, which represents holdings as of December 31, 2007. WAM is a registered investment adviser and beneficially owns 2,867,000 shares. WAM has the sole power to dispose of 2,867,000 shares and the sole power to vote or direct the voting of 2,667,000 shares. WAM has the shared power to vote or direct the voting of 200,000 shares. The shares reported include shares held by Columbia Acorn Trust ("CAT"), a Massachusetts business trust that is advised by WAM. CAT holds 7.18% of the shares held by WAM.

(4)
The amount and percentage shown and the information contained in this footnote is derived from the Schedule 13D of Serengeti Asset Management, L.P. ("Serengeti") dated July 10, 2008, which represents holdings as of June 30, 2008. Serengeti is a registered investment advisor and beneficially owns 2,350,000 shares. Serengeti has the sole power to dispose of 2,350,000 of these share and the power to vote all 2,350,000 shares.

(5)
The amount and percentage shown and the information contained in this footnote is derived from the Schedule 13G/A (Amendment No. 05) of Kayne Anderson Rudnick Investment Management, LLC ("Kayne Anderson") dated February 8, 2008, which represents holdings as of December 31, 2007. Kayne Anderson is an investment adviser that has sole power to vote and to dispose of all 2,237,199 shares.

(6)
The amount and percentage shown and the information contained in this footnote is derived from the Schedule 13G/A (Amendment No. 3) of Transamerica Investment Management, LLC ("Transamerica") dated February 11, 2008, which represents holdings as of December 31, 2007. Transamerica is a registered investment adviser and beneficially owns 2,201,743 shares. Transamerica has the sole power to vote 1,895,566 shares and the sole power to dispose of all 2,201,743 shares.

(7)
The amount and percentage shown and the information contained in this footnote is derived from the Schedule 13G of OppenheimerFunds, Inc. ("Oppenheimer") dated February 5, 2008, which represents holdings as of December 31, 2007 and based on information provided by Oppenheimer. OppenheimerFunds, Inc. ("Oppenheimer") is a registered investment adviser advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended, and has the shared power to vote (or direct the voting of) and to dispose of all 2,186,600 shares. Oppenheimer provides investment advisory services to and exercises investment control over the following stockholders: Baring Global Fund, which beneficially owns 3,300 shares, IA Clarington Global Equity Fund, which beneficially owns 27,500 shares, IA Clarington Global Income Fund, which beneficially owns 5,100 shares, PME Global, which beneficially owns 38,500 shares, JNL / Oppenheimer Global Growth Series, which beneficially owns 25,800 shares, Oppenheimer Global Fund, which beneficially owns 1,300,000 shares, IA Clarington Global Equity II Fund, which beneficially owns 2,500 shares, Oyster World Opportunities Fund, which beneficially owns 2,900 shares, TD Global Select Fund, which beneficially owns 63,800 shares, Oppenheimer Global Securities Fund/VA, which beneficially owns 296,600 shares of common stock, Metropolitan Series Fund, Inc.—Oppenheimer Global Equity Portfolio, which beneficially owns 76,000 shares, EQ/Oppenheimer Global Portfolio, which beneficially owns 13,900 shares, ING Oppenheimer Global Portfolio, which beneficially owns 205,200 shares, AZL Oppenheimer Global Fund, which beneficially owns 17,000 shares, MassMutual Premier Global Fund, which beneficially owns 55,400 shares, OFITC Global Fund, which beneficially owns 23,600 shares, Dallas Police and Fire Pension System Global Equity Separate Account, which beneficially owns 6,100 shares.

(8)
The amount and percentage shown and the information contained in this footnote is derived from the Schedule 13G of William Blair & Company, L.L.C. ("William Blair") dated January 9, 2008, which represents holdings as of December 28, 2007. William Blair is a registered investment adviser and registered broker-dealer that has sole power to vote (or direct the voting of) and to dispose of all 2,120,486 shares.

(9)
The amount and percentage shown and the information contained in this footnote is derived from the Schedule 13G/A (Amendment No. 1A) of Private Capital Management L.P. ("Private Capital") dated March 28, 2008, which represents holdings as of January 31, 2008. Private Capital is a registered investment adviser and has the sole power to dispose of 17,900 shares and the sole power to vote or direct the voting of 17,900 shares. Private Capital has the shared power to vote (or direct the voting of) and to dispose of 2,044,766 shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        All reportable transactions between us and our related parties other than in the ordinary course of business have been reviewed and approved in advance by our audit committee.

        Garry W. Saunders, a member of our board of directors since October 2002, also serves as the executive vice president and chief operating officer of Melco PBL Entertainment (Macau) Limited ("Melco"). Melco is an ongoing customer of the Company. In fiscal 2007, the Company sold $3,269,963 of products to Melco. These transactions occurred in the ordinary course of business and at a rate comparable to similar Company transactions. Mr. Saunders has not derived any direct benefit from these transactions, nor was he involved in the Company's decision to enter into these transactions with Melco.

DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following summary of our indebtedness does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of each debt instrument summarized below.

        Contingent Convertible Senior Notes due 2024.    In April 2004, we issued $150,000,000 of Contingent Convertible Senior Notes due 2024 (the "Notes") through a private placement under Rule 144A of the Securities Act of 1933. The Notes are unsecured and bear interest at a fixed rate of 1.25% per annum. Interest is payable semi-annually in arrears on April 15 and October 15 of each year.

        Holders may convert any outstanding Notes into cash and shares of our common stock at an initial conversion price per share of $28.07. This represents a conversion rate of approximately 35.6210 shares of common stock per $1,000 in principal amount of Notes. The value of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the Notes will be determined based on the applicable Conversion Rate, Conversion Value, Principal Return, and other factors, each as defined in the indenture covering these Notes.

        The Notes are convertible, at the holders' option, into cash and shares of our common stock, under any of the following circumstances:

  •
  during any fiscal quarter commencing after the date of original issuance of the Notes, if the closing sale price of our common stock over a specified number of trading days during the previous quarter is more than 120% of the conversion price of the Notes on the last trading day of the previous quarter;

  •
  if we have called the Notes for redemption and the redemption has not yet occurred;

  •
  during the five trading day period immediately after any five consecutive trading day period in which the trading price of the Notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our common stock on such day multiplied by the number of shares of our common stock issuable upon conversion of $1,000 in principal amount of the Notes, provided that, if on the date of any conversion pursuant to this trading price condition, our common stock price on such date is greater than the conversion price but less than 120% of the conversion price, then the holder will be entitled to receive Conversion Value (as defined in the indenture covering these Notes) equal to the principal amount of the Notes, plus accrued and unpaid interest including liquidated damages, if any; or

  •
  upon the occurrence of specified corporate transactions.

        We may call some or all of the Notes at any time on or after April 21, 2009, at a redemption price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest up to but not including the date of redemption. In addition, the holders may require us to repurchase all or a portion of their Notes on April 15, 2009, 2014 and 2019, at a redemption price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest up to but not including the date of repurchase. Upon a change in control, as defined in the indenture governing the Notes, holders may require us to repurchase all or a portion of their Notes, at a repurchase price, payable in cash, equal to 100% of the principal amount of the Notes plus accrued and unpaid interest up to but not including the date of repurchase.

        As indicated above, the holders may require us to purchase the Notes in cash on April 15, 2009. The Company expects that the holders will exercise this option and, accordingly, we have classified the entire $150,000,000 aggregate principal amount of Notes in current portion of debt. Due to this classification, as of April 30, 2008, we have a working capital deficit of $85,919,000. Prior to or at the time of such mandatory repurchase, we will have to refinance the Notes or otherwise obtain the capital to repurchase the Notes. We intend to use the proceeds from this offering, the proceeds from our expected new term facility, borrowings under our existing credit facility and cash on hand to repurchase the Notes. The consummation of this offering is not conditioned on the receipt of the new term facility or other indebtedness. The proceeds from this offering alone will not be sufficient to fund the repurchase of the Notes. If we consummate this offering but do not obtain the new term loan facility, we would have to seek alternative capital to consummate the repurchase.

        $100,000,000 Senior Secured Revolving Credit Facility.    On November 30, 2006, we entered into a $100,000,000 senior secured revolving credit facility with Deutsche Bank Trust Company Americas, as a Lender and as the Administrative Agent, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A., as Joint Lead Arrangers and Book Managers, and Wells Fargo Bank, N.A. as Syndication Agent. Loans under the revolving facility bear interest at a margin over LIBOR or Base Rate, as elected by us. The applicable margins fluctuate based on our total leverage ratio from time to time. Our effective interest rate as of April 30, 2008 was 6.91%. Borrowings under the revolving facility may be used for working capital, capital expenditures and general corporate purposes, including share repurchases. The revolving facility will mature on November 30, 2011.

        The obligations under the revolving facility are guaranteed by each existing and future wholly-owned domestic subsidiary of ours that is not an immaterial subsidiary, and are secured by a first priority lien on substantially all of the assets of the Company and the guarantors, subject to permitted liens. The revolving facility contains customary affirmative and negative covenants for transactions of this nature, including but not limited to restrictions and limitations on the following:

  •
  Acquisitions;

  •
  Incurrence of indebtedness;

  •
  Granting or incurrence of liens;

  •
  Dividends and other distributions in respect of our equity securities;

  •
  Investments;

  •
  Sales of assets;

  •
  Transactions with affiliates;

  •
  Mergers; and

  •
  Restrictions on dividends and other payments from subsidiaries.

        We have two financial maintenance covenants under our revolving credit facility: a total leverage ratio and an interest expense coverage ratio. Our revolving credit facility prohibits us from exceeding a Total Leverage Ratio, as defined therein, of 4.5 to 1. As described below, the amendment to the revolving credit facility changes our maximum Total Leverage Ratio to 4.25 to 1. Our Total Leverage Ratio as of October 31, 2007 was 3.8 to 1.0; our ratio as of April 30, 2008 was 3.9 to 1.0. Our revolving credit facility requires us to maintain an Interest Expense Coverage Ratio, as defined therein, in excess of 3.0 to 1.0. Our Interest Expense Coverage Ratio as of October 31, 2007 was 8.4 to 1.0; our ratio as of April 30, 2008 was 7.6 to 1.0.

        The revolving credit facility provides for additional incremental revolving commitments of up to $100,000,000 that would share in the collateral and guarantees supporting the revolving credit facility, subject to the satisfaction of specified conditions and to the receipt of such commitments from existing or new lenders.

        In connection with this offering, we have entered into an amendment of the revolving credit facility to provide for a new term loan facility of $60,000,000 and no more than $80,000,000 and reduce the existing incremental availability by an equal amount. The amendment to the revolving credit facility has been executed and delivered by (i) us; (ii) a sufficient number of lenders under the revolving credit facility for the amendment to become effective as required by such facility; and (iii) lenders under the new term loan facility with aggregate commitments of $60,000,000. The amendment will become effective upon the satisfaction of certain conditions, including: (i) the payment of a fee of 0.50% of each consenting revolving lender's commitment; (ii) receipt by us of not less than $135,000,000 from (x) this offering and (y) the term loans; (iii) pro forma domestic liquidity of more than $10,000,000; and (iv) customary closing conditions for transactions of this nature. From the effective date of the amendment, we will be required to maintain a Total Leverage Ratio, as defined in the amendment, not exceeding 4.25 to 1 through April 30, 2009, 4:00 to 1 thereafter through April 30, 2010, 3.75 to 1 thereafter through April 30, 2011, and 3.50 to 1 thereafter.

        The term loan facility will mature on November 30, 2011 and bear interest at 2.75% over Base Rate and 3.75% over LIBOR, as elected by us. The term loan facility will have scheduled amortization payments of 0.25% of the principal every quarter starting with the quarter ending on January 31, 2009. The mandatory prepayment provisions will also require us to prepay the term loans with (i) up to 75% of our domestic excess cash flow or 50% of our worldwide excess cash flow, whichever is less (with step-downs based on total leverage); (ii) 100% of the proceeds of certain issuances of debt; and (iii) the proceeds of asset sales or recovery events in excess of $1,500,000, to the extent not reinvested. Lenders under the term loan facility will share in the collateral and guarantees supporting the revolving credit facility and will receive the benefit of the covenants, representations and warranties already contained in the credit agreement.

DESCRIPTION OF CAPITAL STOCK

General

        This prospectus describes certain general terms of our capital stock. For a more detailed description of these securities, we refer you to the applicable provisions of the Minnesota Business Corporation Act and our amended Articles of Incorporation.

        Pursuant to our amended Articles of Incorporation, our authorized capital stock consists of 151,368,591 shares of common stock, par value $0.01 per share, and 506,409 shares of class A junior participating preferred stock ("class A preferred stock"), par value $0.01 per share. As of June 2, 2008, we had outstanding approximately 35,256,255 shares of common stock and no shares of class A preferred stock outstanding.

Common Stock

        Subject to any preferential rights that our board of directors may grant in connection with the future issuance of preferred stock, each holder of our common stock is entitled to one vote per share on all matters voted upon by the shareholders. Cumulative voting for the election of directors is not permitted. Each holder of our common stock is entitled to receive ratably any dividends declared on our common stock by the board of directors from funds legally available for distribution. In the event of our liquidation, dissolution or winding up, after we pay all debts and other liabilities and any liquidation preference on the preferred stock, each holder of our common stock would be entitled to share ratably in all of our remaining assets. Our common stock has no subscription, redemption, conversion or preemptive rights. All outstanding shares of our common stock are fully paid and nonassessable. We do not intend to pay any cash dividends in the foreseeable future.

Market for Registrant's Common Equity

        Stock Listing.    Our common stock is traded on The NASDAQ Global Select Market under the symbol SHFL. As of June 2, 2008, we had approximately 276 shareholders of record. There are a significantly greater number of shareholders whose shares are held in street name. Based on information we collected as of January 31, 2008, we estimate that we have approximately 18,759 beneficial holders in total. The following table sets forth quarterly high and low prices for trades of our common stock during the period ended July 11, 2008 and fiscal 2007 and 2006:

	2008		2007		2006
	High	Low	High	Low	High	Low
First Quarter	$14.04	$7.77	$32.82	$23.65	$28.90	$23.88
Second Quarter	10.24	4.60	27.75	16.50	38.35	22.49
Third Quarter	8.38	3.93	19.78	14.47	40.75	26.62
Fourth Quarter			17.87	13.15	30.53	24.09

        The closing price of our common stock on July 11, 2008, was $4.25 per share.

        Dividend Policy.    We have not paid dividends on our common stock and certain covenants in our Revolver restrict our ability to pay dividends or make other distributions with respect to our equity securities. See Note 7 to our consolidated financial statements for the years ended October 31, 2007, 2006 and 2005 and Note 5 to our condensed consolidated financial statements for the six months ended April 30, 2007 and 2008.

Preferred Stock

        Class A Preferred Stock:    On June 26, 1998, in connection with the adoption of our shareholder rights plan, our board of directors designated and established 506,409 shares of class A preferred stock. Holders of our class A preferred stock are entitled to one hundred votes on any matters submitted to vote by our shareholders, an aggregate dividend of one hundred times any dividend declared on common stock and a liquidation preference of one hundred times any liquidation payment amount to common shareholders. No shares of class A preferred stock have been issued.

        Undesignated Shares:    Under our amended Articles of Incorporation, our board of directors is authorized generally without shareholder approval to issue shares of preferred stock, from time to time, in one or more classes or series. Prior to the issuance of shares of each class or series, the board of directors is required by the Minnesota Business Corporation Act and our amended Articles of Incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Minnesota. The certificate of designation will fix for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, the following:

  •
  the number of shares constituting each class or series;

  •
  voting rights;

  •
  rights and terms of redemption (including sinking fund provisions);

  •
  dividend rights and rates;

  •
  dissolution;

  •
  terms concerning the distribution of assets;

  •
  conversion or exchange terms;

  •
  redemption prices; and

  •
  liquidation preferences.

        Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the preferred shares or which holders of the preferred shares might believe to be in their best interests.

Preferred Stock Purchase Rights

        On June 26, 1998, we adopted a shareholders' rights plan which we later amended on February 7, 2005 and June 26, 2008. The current expiration date of the rights plan is September 26, 2008. The rights plan was implemented by distributing one preferred share purchase right for each outstanding share of our common stock held of record as of July 10, 1998, and directing the issuance of one preferred share purchase right with respect to each share of our common stock that shall become outstanding thereafter until the rights become exercisable or they expire as described below. Each right initially entitles holders of our common stock to buy one one-hundredth of a share of our class A preferred stock at a price of $3.56 (as currently adjusted), subject to adjustment. The rights will generally become exercisable after a person or group acquires beneficial ownership of 20% or more of our common stock or announces a tender offer upon consummation of which such person or group would own 20% or more of our common stock.

        If any person or group becomes the owner of 20% or more of our common stock, then, in lieu of the right to purchase class A preferred stock, each right will thereafter entitle its holder (other than an acquiring person or member of an acquiring group) to purchase shares of our common stock in an amount equal to the exercise price ($3.56, as currently adjusted) of one one-hundredth share of the preferred stock divided by 50% of the then-current market price of one share of common stock.

        In addition, if we are acquired in a merger or other business combination transaction, or sell 20% or more of our assets or earnings power then, in lieu of the right to purchase class A preferred stock, each right will thereafter generally entitle its holder to purchase common shares of the acquiring company using the same formula as for our common stock. The rights expire on September 26, 2008 unless earlier redeemed or terminated. At the option of our board of directors, we generally may amend the rights or redeem the rights at $0.01 per right at any time prior to the time a person or group has acquired 20% of our common stock.

Anti-Takeover Effects of Provisions of the Minnesota Business Corporation Act and Our Articles and Bylaws

        Several provisions of the Minnesota Business Corporation Act and our amended and restated Articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

        Issuance of Preferred Stock.    Under the terms of our amended and restated Articles of Incorporation, all authorized and unissued shares of our capital stock are shares of a common stock and are subject to redesignation by the board of directors. Our board of directors has the authority to establish the terms of authorized shares and issue such shares in one or more classes or series of preferred or other capital stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

        Prohibitions on Business Combinations.    Minnesota law prohibits certain "business combinations" between a Minnesota corporation with at least 100 shareholders, or a publicly-held corporation that has at least 50 shareholders, and an "interested shareholder" for a four-year period following the share acquisition date by the interested shareholder, unless certain conditions are satisfied or an exemption is found. An "interested shareholder" is generally defined to include a person who beneficially owns at least 10% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation. Minnesota Law also limits the ability of a shareholder who acquires beneficial ownership of more than certain thresholds of the percentage voting power of a Minnesota corporation, starting at 20%, from voting those shares in excess of the threshold unless such acquisition has been approved in advance by a majority of the voting power held by shareholders unaffiliated with such shareholder.

        Minnesota law provides that during any tender offer a publicly-held corporation may not enter into or amend an agreement, whether or not subject to contingencies, that increases the current or future compensation of any officer or director. In addition, under Minnesota law, a publicly-held corporation is prohibited from purchasing any voting shares owned for less than two years from a 5% shareholder for more than the market value of the shares unless the transaction has been approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or unless the corporation makes a comparable offer to all holders of shares of the class or series of stock held by the 5% shareholder and to all holders of any class or series into which such securities may be converted.

        Election and Removal of Directors.    Our amended and restated Articles of Incorporation do not provide for cumulative voting in the election of directors. Our amended and restated bylaws also provide that directors elected by our shareholders may be removed only upon the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock entitled to vote for such directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

        Restriction on Control Share Acquisitions.    The Minnesota Control Share Acquisition Act requires disinterested shareholder approval for certain transactions. The Minnesota Control Share Acquisition Act applies only if:

  •
  the person acquiring the shares is an "acquiring person" which is a person (whether an individual or an entity) who acquires, owns or votes the "issuing public corporation's" stock;

  •
  the acquisition constitutes a "control share acquisition" which occurs when the "acquiring person's" ownership exceeds certain designated percentages; and

  •
  the shares acquired are shares of any "issuing public corporation" which is a corporation organized under the laws of the state of Minnesota which has at least 100 shareholders of record, or public reporting corporation which has at least 50 shareholders of record.

        The Minnesota Control Share Acquisition Act applies unless the "issuing public corporation" opts out of the statute in its articles of incorporation or bylaws which are approved by its shareholders. We have not opted out of such provisions.

        Under Minnesota law, a "control share acquisition" does not include, among other things, the following:

  •
  an acquisition under Minnesota Statutes relating to mergers, statutory share exchanges and sales of substantially all assets if the issuing public corporation is a party to the transaction,

  •
  an acquisition from the issuing public corporation; and

  •
  an acquisition pursuant to a cash offer for all of the issuing corporation's voting stock which has been approved by a majority vote of the members of a committee comprised of all of the disinterested members of the board of directors which was formed prior to the commencement or public announcement of the intent to commence, of the tender offer and pursuant to which the acquiring persons will become the owner of over 50% of the voting stock of the "issuing public corporation" outstanding at the time of the transaction.

        Certificated and Uncertificated Shares; Direct Registration Profile Modification System.    Shareholders of record may own shares of our capital stock either in certificated form, with a physical stock certificate, or in uncertificated form, through participation in our Direct Registration Profile Modification System (also known as "book-entry"). Record ownership of shares in book-entry form is reflected in account statements periodically distributed to the shareholders of record by our registrar and transfer agent, who holds book-entry shares on behalf of the shareholders of record. A shareholder of record with book-entry shares may request electronic movement of book-entry shares between the shareholder's account with the registrar and transfer agent and the shareholder's broker. A shareholder of record may convert physical stock certificates to book-entry form at any time. In the same way, a shareholder of record may convert book-entry shares to certificated shares, at no cost, by making the request to our registrar and transfer agent.

Registrar and Transfer Agent

        Wells Fargo Bank Minnesota, N.A., Shareholder Services, 161 North Concord Exchange, South St. Paul, Minnesota 55075, (800) 468-9716, is the registrar and transfer agent for the common stock.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

        The compensation committee of our board of directors is comprised entirely of independent directors and is responsible for developing and making recommendations to our board of directors with respect to our executive compensation policies. In addition, our compensation committee, pursuant to the authority delegated by our board of directors, recommends the compensation to be paid to the chief executive officer and each of our other executive officers.

        It is the intention of our compensation committee to utilize a pay-for-performance compensation program that is directly related to achievement of our financial and strategic objectives. The primary elements of the program are base salary, annual cash bonus incentives based on performance, and long-term equity incentives in the form of stock-based compensation. These elements are designed to: (i) provide compensation opportunities that will allow us to attract and retain talented executive officers who are essential to our success; (ii) provide compensation that rewards both individual and corporate performance and motivates the executive officers to achieve corporate strategic objectives; (iii) reward superior financial and operational performance in a given year, over a sustained period and expectations for the future; (iv) place compensation at risk if performance goals are not achieved; and (v) align the interests of executive officers with the long-term interests of shareholders through stock-based awards.

Overview of Executive Compensation

Role of Compensation Committee

        The primary responsibilities of the compensation committee are to: (a) administer executive compensation programs; (b) evaluate performance of executives; (c) oversee and set compensation for executives; and (d) review management succession plans. The chief executive officer, after reviewing the annual performance of all executive officers (i) provides the compensation committee with evaluations of each executive's individual performance vs. performance objectives and (ii) makes recommendations regarding each executive's base salary increases, annual cash bonus and amount of long-term equity awards. Except as stated above as to our chief executive officer, our executive officers do not play a role in the compensation process.

Components of Compensation and Objectives

        Base Salaries.    The purpose of our base salaries for executive officers is to attract and retain employees with a stable source of income and security. Base salaries are determined and based on the skills, competencies, experience and individual performance of each executive officer. The compensation committee considers different factors in determining each executive officer's base salary, including, but not limited to, the executive officer's employment agreement, the executive officer's performance and responsibilities, his or her leadership skills and years of experience, competitive salaries within the marketplace for similar positions, utilizing published information regarding the compensation of officers at companies similar to ours and taking into account variables such as geography, job comparability, the size of each corporation and its industry, and the executive officer's total compensation package. The compensation committee annually reviews and approves each executive officer's compensation package. The compensation committee has from time to time engaged outside consultants to review executive compensation, though no compensation consultants were used with respect to fiscal 2007 compensation.

        Annual Cash Bonus.    The purpose of our annual cash bonus program for executive officers is to compensate our executive officers for meeting and exceeding expected performance levels. Annual cash bonuses are designed to motivate and reward employees for positive impact on the Company's financial results and achievement of individual performance objectives. Annual cash bonus amounts vary according to (a) our realization of targeted financial results and (b) individual achievement of performance objectives. On an annual basis, the compensation committee sets annual performance standards for the executive officers. The performance standards may differ from year to year depending on the Company's financial and strategic objectives and may differ among executive officers. For example, performance standards may be based on budgeted financial results, specifically identified strategic initiatives important to future success of the Company, as well as individual performance and divisional operational performance. The compensation committee, with input when appropriate from our chief executive officer, is responsible for recommending such bonuses to our board, which then determines appropriate amounts for each executive officer. Annual cash bonuses are calculated as a percentage of each executive officer's base salary.

        Consistent with the description of our compensation programs above, Dr. Yoseloff and Messrs. Meyer and Dunn were paid an annual cash bonus for fiscal 2007. Each executive officer will again be eligible to receive such an annual cash bonus for fiscal 2008.

        At the beginning of fiscal 2007, the compensation committee set specific goals for Company performance and individual performance for annual cash bonus purposes. For Company performance, the specific goals were measured in terms of the Company's performance using budgeted earnings before taxes ("EBT"). For each executive officer, individual goals were measured in terms of the strategic objectives and operational goals for the Company for fiscal 2007, including, but not limited to, improving products and services, and achieving strategic acquisitions such as the acquisition of Progressive Gaming International Corporation's table games division. For fiscal 2007, the EBT performance target was $58,500,000. Achieving the EBT performance target would entitle the executive officer to receive his target bonus. If the Company failed to achieve the EBT performance target, the compensation committee had the discretion, in its judgment, to consider the executive officer's individual performance goals to determine the amount, if any, of the annual cash bonus the executive officer would be entitled to receive. The table below shows the percentage of each executive officer's base salary that each executive officer would have received for fiscal 2007 if the Company had achieved the EBT performance target, as well as the actual percentage of base salary received. For fiscal 2007, our actual EBT was $16,300,000. Since we failed to meet our EBT performance target, our executive officers were only eligible to receive an individual performance bonus.

Named Executive Officer	Target Bonus (as a % of Base Salary)	Actual Bonus (as a % of Base Salary)
Mark L. Yoseloff	50%	12.5%
Paul C. Meyer	50	12.5
Richard L. Baldwin (1)	50	0.0
R. Brooke Dunn	50	12.5

(1)
Mr. Baldwin resigned as our senior vice president and chief financial officer effective November 1, 2007. Coreen Sawdon, Chief Accounting Officer, was named Acting Chief Financial Officer effective March 1, 2008.

        In addition to annual cash bonuses, the compensation committee may award spot bonuses to the executive officers for achievement of strategic objectives such as acquisitions, dispositions or joint ventures.

        At the beginning of fiscal 2008, the compensation committee set specific goals for Company performance and individual performance for annual cash bonus purposes consisting of a quantitative component based on the Company's performance as measured against financial goals and a qualitative component based on subjective evaluations of the executive officer's achievement of strategic and operational goals. For Company performance, the specific goals are measured in terms of the Company's performance using budgeted adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"). For each executive officer, individual goals are measured in terms of the strategic objectives and operational goals for the Company for fiscal 2008, including, but not limited to, achievement of the Company's five-point strategic plan. Achieving the Adjusted EBITDA performance target would entitle the executive officer to receive his target bonus. If the Company fails to achieve the Adjusted EBITDA performance target, the compensation committee has the discretion, in its judgment, to consider the executive officer's individual performance goals to determine the amount, if any, of the annual cash bonus the executive officer would be entitled to receive. The compensation committee has the discretion to increase the annual cash bonus, if the Company's performance target is achieved, as well as even if it is not achieved.

        Long-Term Equity Incentives.    The purpose of our long-term equity incentive program is to create a direct incentive for executive officers to increase shareholder value by aligning executive officers' long-term financial interests with those of our shareholders. Long-term equity incentives are performance based and linked to business objectives and individual objectives. The compensation committee may recommend to the board, and the board has the authority to grant, stock options, stock appreciation rights, restricted stock units and restricted stock, or any combination thereof, as long-term equity incentives for executive officers and other key employees. Long-term equity incentives also serve as a means to retain executive officers and other key employees.

Equity Incentive Grants Policy

        Effective as of August 1, 2006, the compensation committee approved an Equity Incentive Grants Policy governing the issuance of our equity. Under the Equity Incentive Grants Policy, the equity incentives are granted solely at the discretion of the board of directors and only at regularly or pre-scheduled (at least on 14 days notice) meetings, except under special circumstances. Equity incentives cannot be granted via written consent in lieu of meetings.

        For employee grants, the chief executive officer or his designee will distribute to the compensation committee proposed equity incentive awards. The compensation committee will review and discuss the proposed equity incentive awards and determine whether to recommend them to the board for approval. The compensation committee, prior to granting, has complete discretion to make changes to the proposed equity incentive awards.

        The chairman of the governance committee will distribute to the governance committee proposed equity incentive awards for non-employee director grants. The governance committee will review and discuss the proposed equity incentive awards and determine whether to recommend them to the board for approval.

        Once the board has reviewed and discussed the proposed equity incentives awards, it will approve or disapprove them, as a group or individually, at its discretion. The board, prior to granting, also has complete discretion to make changes to the proposed equity incentive awards.

        The exercise price of each stock option awarded to our executive officers and non-employee directors under our long-term incentive plan is the closing price of our stock on the date of grant. Regular board and committee meetings are generally scheduled a year in advance, although special meetings are frequently called. Although regular board and committee meetings are scheduled in advance, they may be adjusted to accommodate the board members' schedules. Scheduling decisions are made without regard to anticipated earnings or other major announcements by the Company. We prohibit the repricing of stock options. There must be at least 14 days prior notice of any board meeting where stock options are to be granted.

        Executive Benefits.    In addition to base salary, annual cash bonuses and long term equity incentives, the Company provides the executive officers with executive physician services and health club memberships.

        Determining Compensation.    Our compensation decisions are made on an individual basis using factors such as the performance of the Company, the performance of the executive during the year against established goals, and his or her leadership qualities, business and operational responsibilities, current compensation arrangement and long-term potential to enhance shareholder value.

        Tax and Accounting Considerations.    Section 162(m) of the Internal Revenue Code generally disallows public companies a tax deduction for compensation in excess of $1,000,000 paid to their chief executive officers and certain other executive officers unless certain performance and other requirements are met. As one of the factors in its consideration of compensation matters, the compensation committee also considers the anticipated tax treatment to the Company and to the executive officers of various payments and benefits, including the effect of Section 162(m). The compensation committee retains discretion, however, to implement executive compensation programs that may not be deductible under Section 162(m) if the compensation committee believes the programs are nevertheless appropriate to help achieve our primary objective of ensuring that compensation paid to our executive officers is reasonable, performance-based and consistent with the goals of the Company and its shareholders.

Benchmarking

        In order to establish compensation levels for our chief executive officer and each of the executive officers, we review compensation practices for comparable positions at selected publicly-traded peer companies. We also consider data reported in various compensation surveys. While specific benchmarks have not been established in the past, management collects and presents to the compensation committee compensation data for the executive officers from a list of targeted comparable companies as well as data for all executive officers from published compensation surveys. The compensation data and surveys include an evaluation of base salary, target annual incentive opportunities, long-term incentive grant values and benefits for each of our executive officers relative to similar positions in the market. For fiscal 2008, we are undertaking a re-evaluation of our compensation programs. Management has collected comparable compensation data and surveys for the re-evaluation. The peer group will consist of gaming companies and technology-based companies, including, but not limited to, the following companies:

        Gaming Companies:

    International Game Technology
    Scientific Games Corp.
    Bally Technologies, Inc.
    Global Cash Access Holdings, Inc.
    WMS Industries, Inc.

    Multimedia Games Inc.
    Progressive Gaming International Corporation
    Elixir Gaming Technologies, Inc.

        Technology-Based Companies:

    THQ Inc.
    Electronic Arts Inc.

        Grants of Long-Term Equity Incentives.    Some of the factors the compensation committee considers in evaluating the appropriateness of the executive officer's annual cash bonus and equity components include:

  •
  revenue, income from continuing operations, adjusted EBITDA and EPS growth;

  •
  diversification and future growth;

  •
  developing new or continuously improving products and services;

  •
  achieving strategic objectives such as acquisitions, dispositions or joint ventures, technological innovation and globalization;

  •
  achieving specific operational goals for the Company; and

  •
  competitive pay practices.

        Our grants of long-term equity incentives also are performance-based and linked directly to business objectives and, for our chief executive officer and each of our executive officers, to individual objectives. The use of equity compensation supports the objectives of encouraging stock ownership and aligning the interests of the chief executive officer and the executive officers with those of our shareholders, as they share in both the positive and negative stock price returns experienced by other shareholders. The compensation committee believes that granting long term equity to our executive officers is a way to foster a long-term focus on our financial results and a way to link our executive officer's returns to those of our shareholders. Additionally, long-term equity is a means to attract and retain executive officers. We award long-term equity incentives annually to the chief executive officer and each executive officer. Long-term equity incentive grants are awarded in December of each year after the end of the fiscal year. For fiscal 2007, the long-term equity incentive awards for the executive officers were: Dr. Yoseloff, 40,000 stock options; Mr. Meyer, 30,000 stock options; and Mr. Dunn, 20,000 stock options.

        Each year, the compensation committee decides the appropriate types and mix of equity awards. For fiscal 2007, the compensation committee decided to utilize 100% performance-based stock options rather than restricted stock or a mix of restricted stock and options to reflect management's and the compensation committee's view of the potential increased share price relative to the valuation of those grants. This offers management clear incentives to increase stock price performance at the most efficient cost to the Company. The fiscal 2007 grants of performance- based stock options to Dr. Yoseloff and Messrs. Meyer and Dunn will vest ratably over four years, provided that on such anniversary dates the executive officer remains employed with the Company.

        For fiscal 2008, grants of long-term equity incentives will also be performance-based and linked directly to the Company's performance as measured against financial goals and based on subjective evaluations of the executive officer's achievement of strategic and operational goals. Similar to annual cash bonuses, the specific goals for Company performance are measured in terms of the Company's performance using Adjusted EBITDA. The individual goals for each executive officer are measured in terms of the strategic objectives and operational goals for the Company for fiscal 2008, including, but not limited to, achievement of the Company's five point strategic plan. The compensation committee has the discretion, in its judgment, to determine the appropriate amount, types and mix of equity awards for each executive officer.

SUMMARY COMPENSATION TABLE—FISCAL 2007

        The following table presents information regarding compensation of each of our executive officers for services rendered during fiscal 2007.

Name and Principal Position	Fiscal Year	Salary	Stock Awards (3)	Option Awards (3)	Non-Equity Incentive Plan Compensation (1)	All Other Compensation (4)	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Mark L. Yoseloff Chairman of the Board and Chief Executive Officer	2007	$400,000	$754,470	$454,923	$75,000	$32,510	$1,716,903
Paul C. Meyer President and Chief Operating Officer	2007	350,000	406,795	273,767	43,000	19,460	1,093,022
Richard L. Baldwin (2) Senior Vice President and Chief Financial Officer	2007	270,000	241,565	319,046	—	29,931	860,542
R. Brooke Dunn Senior Vice President	2007	235,000	134,068	131,556	29,000	30,704	560,328

(1)
Amounts in column (f) represent performance bonuses that we typically base on fiscal year performance and pay to the executive officer in December, shortly after the close of the fiscal year to which they relate. Fiscal 2007 performance bonuses were awarded at the rate of 25% of the target bonus. In addition, $25,000 was paid as a spot bonus to Dr. Yoseloff for achievement of a strategic acquisition.

(2)
Mr. Baldwin resigned as our senior vice president and chief financial officer effective November 1, 2007.

(3)
The amounts reported in Columns (d) and (e) of the table above reflect the aggregate dollar amounts recognized for stock awards and option awards, respectively, for financial statement reporting purposes with respect to fiscal 2007 (disregarding any estimate of forfeitures related to service-based vesting conditions). For information on the method and assumptions used to calculate the compensation costs, see Note 8 to our audited consolidated financial statements, included as part of our Annual Report for fiscal 2007 filed on Form 10-K, each of which is incorporated herein by reference. For information about the stock awards and option awards granted to our executive officers for fiscal 2007, please see the discussion under "Grants of Plan-Based Awards" below.

(4)
The amounts reported in column (g) of the Summary Compensation table under the heading "Summary Compensation Table" are detailed below.

Name	401(k) Profit Sharing Contribution	Term Life Insurance and AD&D Premium	Executive Physician Premium	Health Club Membership Dues	Perquisites and Other Personal Benefits (1)	Total All Other Compensation
Mark L. Yoseloff	$4,692	$1,710	$5,000	$2,257	$18,851	$32,510
Paul C. Meyer	6,750	1,710	5,000	—	6,000	19,460
Richard L. Baldwin	7,964	1,710	5,000	2,257	13,000	29,931
R. Brooke Dunn	5,980	1,607	5,000	2,257	15,860	30,704

(1)
Perquisites and other personal benefits may include, to some but not all executive officers, golf memberships and car allowance. In fiscal 2007, Dr. Yoseloff used a private charter jet on a one-time, non-recurring basis. The amount above under perquisites and other personal benefits represents the incremental cost to the Company.

GRANTS OF PLAN-BASED AWARDS—FISCAL 2007

        The following table presents information regarding annual incentive bonus awards and equity incentive awards granted to the executive officers for fiscal 2007.

					All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options		Grant Date Fair Value of Stock and Option Awards (1)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)					Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date
		Threshold	Target	Maximum
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Mark L. Yoseloff	N/A 12/18/07	$ — —	$200,000 —	$200,000 —	— —	— 40,000	— 12.21	$ — 190,000
Paul C. Meyer	N/A 12/18/07	— —	175,000 —	175,000 —	— —	— 30,000	— 12.21	— 142,500
Richard L. Baldwin (3)	N/A	—	110,000	110,000	—	—	—	—
R. Brooke Dunn	N/A 12/18/07	— —	117,500 —	117,500 —	— —	— 20,000	— 12.21	— 95,000

(1)
The amounts reported in column (i) of the table above reflect the aggregate compensation costs for financial statement reporting purposes for fiscal 2007 under Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS 123R"). These amounts do not reflect amounts paid to or realized by the executive officer for fiscal 2007. For information on the method and assumptions used to calculate the compensation costs, see Note 8 to our audited consolidated financial statements, included as part of our Annual Report for fiscal 2007 filed on Form 10-K.

(2)
These entries report the target and maximum amounts for each executive officer's fiscal 2007 non-equity annual incentive award as described in the "Compensation Discussion and Analysis" above. There are no threshold amounts for these awards.

(3)
Mr. Baldwin resigned as our senior vice president and chief financial officer effective November 1, 2007.

Employment Agreements

        Each of the executive officers was hired pursuant to an employment agreement which established each executive officer's initial salary. Each employment agreement was the result of negotiation between the Company and the executive officer. On an annual basis, the compensation committee reviews and may modify each executive officer's salary. The following is a brief description of each executive officer's contractual provisions with respect to base salary and annual cash incentives. All information relating to options and restricted stock granted and exercise prices have been adjusted to reflect our three-for-two stock splits in April 2004 and January 2005.

        Mark L. Yoseloff.    Effective February 23, 2004, we entered into an employment agreement with Dr. Yoseloff as our chief executive officer. On June 5, 2007, we entered into an amendment to Dr. Yoseloff's employment agreement, which amendment extended the term of the employment from October 31, 2007 to October 31, 2008. On July 10, 2008, we entered into a second amendment of Dr. Yoseloff's employment agreement, which extended the term from October 31, 2008 to October 31, 2009, subject to certain conditions in the agreement. Dr. Yoseloff is being paid an annual base salary of $400,000 through October 31, 2009, although we can terminate his employment earlier. Dr. Yoseloff is also eligible to receive bonuses similar to other executive officers, plus discretionary bonuses and equity incentive awards similar to other executive officers and employees, as may be awarded by our board of directors. Effective for fiscal year 2008, Dr. Yoseloff's annual cash bonus target is 50% of his fiscal year 2008 annual base salary. As part of his employment agreement, we granted

Dr. Yoseloff options to purchase 371,250 shares(1) at an exercise price of $15.21. These options would have vested in part on each of October 31, 2005 and April 30, 2007, but vested earlier when the closing price of our common stock reached certain targets. Additionally, in May 2004, also as part of his employment agreement, we granted Dr. Yoseloff options to purchase 105,000 shares at an exercise price of $21.73, to vest the earlier of October 31, 2005 or the date on which our closing stock price is $33.33. These stock options vested on February 28, 2005. In September 2005, to provide Dr. Yoseloff with additional incentive with respect to our performance and growth over the next several years, we granted Dr. Yoseloff options to purchase 200,000 shares at an exercise price of $28.06 as well as 120,000 shares of restricted stock, both to vest upon the earlier of September 1, 2011, or the date(s) on which the closing price of our common stock reaches certain targets, subject to certain conditions.

        Paul C. Meyer.    Effective October 31, 2005, we entered into an employment agreement with Mr. Meyer as our president and chief operating officer. The employment agreement runs for a three-year term, from November 1, 2005 through October 31, 2008, although we can terminate his employment earlier. Mr. Meyer was entitled to receive a base salary at annual rates of $300,000 through January 31, 2006 and $325,000 from February 1, 2006 through October 31, 2006. Effective as of November 1, 2006, Mr. Meyer's salary was set at $350,000 by the compensation committee. Mr. Meyer is also entitled to participate in any bonus programs for our executive officers as well as any individual performance bonus program authorized by our board of directors. Effective for fiscal year 2008, Mr. Meyer's annual cash bonus target is 50% of his fiscal year 2008 annual base salary.

        Coreen Sawdon.    Effective August 1, 2007, we entered into an employment agreement with Ms. Sawdon as our senior vice president and chief accounting officer. The employment agreement runs for a two-year term, from August 1, 2007 through July 31, 2009, although we can terminate her employment earlier. Ms. Sawdon was entitled to receive a base salary at annual rates of $177,675 through February 17, 2007 and $200,000 from February 18, 2007 through July 31, 2008. Ms. Sawdon is also entitled to participate in any bonus programs for our executive officers as well as any individual performance bonus program authorized by our board of directors. Effective for fiscal year 2008, Ms. Sawdon's annual cash bonus target is 45% of her fiscal year 2008 annual base salary.

        R. Brooke Dunn.    Effective November 1, 2005, we entered into an employment agreement with Mr. Dunn, our senior vice president. The employment agreement runs for a two-year term, from November 1, 2005 through October 31, 2007, although we can terminate his employment prior to the end of such period. On January 9, 2008, we entered into an amendment to Mr. Dunn's employment agreement, which amendment extended the term of his employment from October 31, 2007 to October 31, 2008. Mr. Dunn is entitled to receive an annual base salary of $250,000 through October 31, 2008. Mr. Dunn is also entitled to participate in any bonus programs for our executive officers as well as any individual performance bonus program authorized by our board of directors. Effective for fiscal year 2008, Mr. Dunn's annual cash bonus target is 50% of his fiscal year 2008 annual base salary.

        Non-Competition and Confidentiality.    Each of the chief executive officer and the executive officers has agreed in his employment agreement: (i) not to compete with us during the term of his employment and for the Part-Time Employment Period identified below in the Potential Payments Upon Termination or Change-in-Control section; (ii) not to solicit our employees, independent contractors or agents of the Company during the term of his employment and for the Part-Time Employment Period; and (iii) to maintain the confidentiality of our information. If the executive officer breaches any of these covenants, we have the right to seek injunctive relief and damages.

OUTSTANDING EQUITY AWARDS AT FISCAL 2007 YEAR-END

        The following table presents information regarding the outstanding equity awards held by each of the executive officers as of October 31, 2007, including the vesting dates for the portions of these awards that had not vested as of that date. Unless an event occurs which causes accelerated vesting, all vesting is subject to continued employment on the applicable vesting date.

Option Awards

Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (1)	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date
(a)	(b)	(c)	(d)		(e)	(f)
Mark L. Yoseloff	11/5/02 3/12/03 10/23/03 2/23/04 5/6/04 12/1/04 9/2/05	61,267 33,752 135,000 371,250 105,000 15,000 —	— — — — — — 200,000	(2)	$9.74 8.54 12.33 15.21 21.73 30.56 28.06	11/4/12 3/11/13 10/22/13 2/22/14 5/5/14 11/30/14 9/1/15
Paul C. Meyer	9/29/03 3/16/04 12/1/04 6/27/05 12/14/06	146,568 67,500 30,000 — —	— — — 20,000 25,000	(3) (4)	12.22 18.75 30.56 28.06 29.19	9/28/13 3/15/14 11/30/14 6/26/15 12/13/16
Richard L. Baldwin (7)	9/20/04 12/1/04 6/27/05 11/2/06	56,250 7,500 — —	18,750 — 42,500 30,000	(5) (3) (6)	24.24 30.56 28.06 27.64	9/19/14 11/30/14 6/26/15 11/1/16
R. Brooke Dunn	3/12/03 10/23/03 3/16/04 12/1/04 6/27/05 12/14/06	22,500 45,001 45,000 30,000 — —	— — — — 12,000 12,500	(3) (4)	8.54 12.33 18.75 30.56 28.06 29.19	3/11/13 10/22/13 3/15/14 11/30/14 6/26/15 12/13/16

(1)
The number of shares and the exercise prices have been adjusted to reflect our three-for-two stock splits in April 2004 and January 2005.

(2)
The unvested portion of these awards are scheduled to cliff vest on September 2, 2011 if certain conditions are met.

(3)
The unvested portion of these awards are scheduled to cliff vest on June 27, 2010 if certain conditions are met. With respect to Mr. Baldwin, see also footnote 7.

(4)
The unvested portion of these awards are scheduled to vest in three remaining installments on December 14, 2008, December 14, 2009, and December 14, 2010 if certain conditions are met.

(5)
The unvested portion of these awards are scheduled to cliff vest on September 20, 2008 if certain conditions are met. With respect to Mr. Baldwin, see also footnote 7.

(6)
The unvested portion of these awards are scheduled to vest in four installments on November 2, 2007, November 2, 2008, November 2, 2009, and November 2, 2010, if certain conditions are met. With respect to Mr. Baldwin, see also footnote 7.

(7)
As a part of his severance arrangement and based on his performance of certain obligations, Mr. Baldwin's outstanding awards may be eligible to vest through November 1, 2009. Any options scheduled to vest after November 1, 2009 will not vest.

Stock Awards

Name	Award Grant Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units That Have Not Vested (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (1)
	(h)	(i)		(j)	(k)	(l)
Mark L. Yoseloff	5/6/04 12/1/04 9/2/05	45,000 15,000 120,000	(3) (4) (5)	$615,600 205,200 1,641,600	— — —	$ — — —
Paul C. Meyer	5/6/04 12/1/04 6/27/05 12/14/06	30,000 11,250 5,000 28,000	(3) (4) (6) (7)	410,400 153,900 68,400 383,040	— — — —	— — — —
Richard L. Baldwin (2)	6/27/05 3/27/06 11/2/06 12/14/06	5,000 15,000 15,000 2,500	(6) (8) (9) (7)	68,400 205,200 205,200 34,200	— — — —	— — — —
R. Brooke Dunn	12/1/04 6/27/05 12/14/06	7,500 5,000 12,500	(4) (6) (7)	102,600 68,400 171,000	— — —	— — —

(1)
The dollar amounts shown in Columns (j) and (l) are determined by multiplying the number of shares or units reported in Columns (i) and (k), respectively, by $13.68 (the closing price of our common stock on October 31, 2007, the last trading day of fiscal 2007).

(2)
As a part of his severance arrangement and based on his performance of certain obligations, Mr. Baldwin's outstanding awards may be eligible to vest through November 1, 2009. Any options scheduled to vest after November 1, 2009 will not vest.

(3)
The unvested portion of this award is scheduled to cliff vest on May 6, 2009 if certain conditions are met.

(4)
The unvested portion of this award is scheduled to cliff vest on December 1, 2009 if certain conditions are met.

(5)
The unvested portion of this award is scheduled to cliff vest on September 1, 2011 if certain conditions are met.

(6)
The unvested portion of this award is scheduled to cliff vest on June 27, 2010. With respect to Mr. Baldwin, see also footnote 2.

(7)
The unvested portion of this award is scheduled to vest in two installments on December 14, 2008 and December 14, 2010 if certain conditions are met. With respect to Mr. Baldwin, see also footnote 2.

(8)
The unvested portion of this award is scheduled to vest with respect to 10,000 shares on March 27, 2011 and with respect to 5,000 shares on March 27, 2012 if certain conditions are met. With respect to Mr. Baldwin, see also footnote 2.

(9)
The unvested portion of this award is scheduled to vest in three remaining installments on November 2, 2008, November 2, 2009, and November 2, 2010, if certain conditions are met. With respect to Mr. Baldwin, see also footnote 2.

OPTION EXERCISES AND STOCK VESTED—FISCAL 2007

        The following table presents information regarding the exercise of stock options by the executive officers during fiscal 2007, and on the vesting during fiscal 2007 of other stock awards previously granted to the executive officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting	Value Realized on Vesting (1)
(a)	(b)	(c)	(d)	(e)
Mark L. Yoseloff	50,000	$999,360	—	$—
Paul C. Meyer	—	—	—	—
Richard L. Baldwin	—	—	—	—
R. Brooke Dunn	42,187	873,364	—	—

(1)
The dollar amounts shown in column (c) above for option awards are determined by multiplying (i) the number of shares of our common stock to which the exercise of the option related, by (ii) the difference between the per-share closing price of our common stock on the date of exercise and the exercise price of the options. The dollar amounts shown in column (e) above for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of our common stock on the vesting date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

        Upon a termination without cause, the executive officer is entitled to certain severance payments. There are no automatic payments due merely on a Change-in-Control; however, unvested equity will accelerate vest upon a Change-in-Control.

        Severance Benefits.    The following table represents the Company's estimate of the amount of the benefits to which our executive officers would have been entitled had their employment been terminated on October 31, 2007.

Name	Cash Severance	Continued Health Benefits
Mark L. Yoseloff	$1,194,872	$37,700
Paul C. Meyer	675,760	45,240
Richard L. Baldwin (2)	317,423	30,160
R. Brooke Dunn	341,210	30,160

        Change in Control Benefits.    The vesting of outstanding equity awards held by our executive officers may accelerate in connection with a Change-in-Control of the Company. The following table presents the value of the outstanding and unvested equity awards held by each of our executive officers which would have vested if a Change-in-Control had occurred on October 31, 2007.

Name	Equity Acceleration (1)
Mark L. Yoseloff	$3,059,331
Paul C. Meyer	1,230,052
Richard L. Baldwin	513,000	(2)
R. Brooke Dunn	518,302

(1)
For options, this value is calculated by multiplying the amount (if any) by which the closing price of the Company's common stock on the last trading day of the fiscal year exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option. For restricted stock awards, this value is calculated by multiplying the closing price of the Company's common stock on the last trading day of the fiscal year by the number of shares subject to the accelerated portion of the award. For purposes of this calculation, we have assumed full acceleration of all outstanding and unvested equity awards held by each of our executive officers as of October 31, 2007.

(2)
Mr. Baldwin will receive this equity only as part of his severance arrangement and based on his performance of certain obligations.

Termination Upon Disability or Death

        The executive officers are not entitled to any benefits upon death or disability beyond what is available to all of our employees, as described below.

Payments Made Upon Disability

        Under our benefits program, all of our eligible employees, including the executive officers, are provided long-term disability insurance coverage. In addition, all unvested equity awards will vest in the event of the executive officer's total disability, provided that the executive officer is employed by the Company at such time.

Payments Made Upon Death

        Under our benefits program, all of our eligible employees, including the executive officers, are provided life insurance benefits coverage. In addition, all unvested equity awards will vest in the event of the executive officer's death, provided that the executive officer is employed by the Company at such time.

Employment Agreements

        All of our executive officers are "at will" employees, which means that the Company may terminate each executive officer's full-time employment at any time either with or without just cause. Upon certain types of terminations of employment, severance benefits may be paid to the executive officers as described in their employment agreements. The specific severance arrangement for Mr. Baldwin is discussed in the section headed "Departure of Former Chief Financial Officer" below.

        In the event of any termination of an executive officer's full-time employment with the Company without just cause, or in the event an executive officer's full-time employment is not extended or renewed beyond his term of employment as set forth in the employment agreement (the "Term") on terms at least as favorable to the executive officer as the executive officer is receiving during the last year of the Term, then the executive officer will remain, for a period of time, as a part-time employee and will be entitled to severance benefits. During the severance period the executive officer will remain bound to the covenants not to compete and confidentiality obligations contained in the employment agreement.

Chief Executive Officer Severance Benefits

        In the event that Dr. Yoseloff is terminated from full-time employment during the term of his agreement without just cause, or if the Company does not offer to renew his employment agreement on terms at least as favorable to Dr. Yoseloff as Dr. Yoseloff received February 23, 2004, then, during the two year and nine month period (the "Part-Time Employment Period") immediately following Dr. Yoseloff's last day of his full-time employment, Dr. Yoseloff will be paid each month, an amount determined as follows: Dr. Yoseloff's annualized base salary as of his last day of full-time employment will be added to Dr. Yoseloff's average annual bonus awarded under the annual executive bonus program over the last three years of Dr. Yoseloff's full-time employment. The resulting amount will be paid to Dr. Yoseloff over the Part-Time

Employment Period immediately following the last day of his full-time employment, in equal amounts, at the same intervals as other employees of the Company are being paid. Dr. Yoseloff is also entitled to any equity that vests during the Part-Time Employment Period.

        In addition, unless Dr. Yoseloff is terminated by the Company for just cause, then during the Part-Time Employment Period and thereafter, until Dr. Yoseloff's death, Dr. Yoseloff shall be eligible to participate in the Company's health care (medical and dental) plan as a Class 2 employee, which benefit shall provide the same health care coverage for Dr. Yoseloff and his family as they were then receiving on the last date of Dr. Yoseloff's full-time employment with the Company. The Company shall pay the entire cost of this health care coverage for Dr. Yoseloff and his family for as long as Dr. Yoseloff desires said coverage.

Executive Officers, Severance Benefits

        Paul Meyer.    In the event of any termination of Mr. Meyer's full-time employment with the Company without just cause, or in the event that Mr. Meyer's full-time employment is not extended or renewed beyond the Term on terms at least as favorable to Mr. Meyer as Mr. Meyer is receiving during the last year of the Term, then, during the thirty-six (36) month period (the "Part-Time Employment Period") immediately following Mr. Meyer's last day of full-time employment, Mr. Meyer (i) shall be paid an amount equal to eighteen (18) months of his then monthly base salary paid over the Part-Time Employment Period in equal monthly installments and (ii) shall receive additional compensation for his covenant not to compete equal to the average annual bonus which Mr. Meyer has received for the three most recent fiscal years during which Mr. Meyer was employed, provided however that if Mr. Meyer has not been employed for three full fiscal years, then the Company shall use the actual number of full fiscal years that Mr. Meyer was employed. The amounts due to Mr. Meyer shall be paid in the same intervals as other employees of the Company are then being paid their base salaries.

        In addition, Mr. Meyer shall continue to receive, during the Part-Time Employment Period, all insurance coverages and any other benefits which Mr. Meyer would have received had his employment not been so terminated, or not extended, provided however, if Mr. Meyer is not eligible for said medical insurance, the Company shall pay the COBRA premiums for continuation coverage during the said Part-Time Employment Period. Furthermore, during the Part-Time Employment Period, Mr. Meyer's unvested stock options and restricted stock awards will continue to vest.

        R. Brooke Dunn.    In the event of any termination of Mr. Dunn's full-time employment with the Company without just cause, or in the event that Mr. Dunn's full-time employment is not extended or renewed beyond the Term on terms at least as favorable to Mr. Dunn as Mr. Dunn is receiving during the last year of the Term, or in the event that after October 31, 2008 Mr. Dunn elects to resign or retire (irrespective of the Company offering Mr. Dunn continued employment), then, during the twenty-four (24) month period (the "Part-Time Employment Period") immediately following Mr. Dunn's last day of his full-time employment, Mr. Dunn (i) shall be paid an amount equal to twelve (12) months of his then monthly base salary paid over the Part-Time Employment Period in equal monthly installments and (ii) shall receive additional compensation for his covenant not to compete equal to the average annual bonus which Mr. Dunn has received for the five most recent fiscal years during which Mr. Dunn was employed. The amounts due to Mr. Dunn shall be paid in the same intervals as other employees of the Company are then being paid their base salaries.

        In addition, Mr. Dunn shall continue to receive, during the Part-Time Employment Period, all insurance coverages and any other benefits which Mr. Dunn would have received had his employment not been so terminated, or not extended, provided however, if Mr. Dunn is not eligible for said medical insurance, the Company shall pay the COBRA premiums for continuation coverage during the said Part-Time Employment Period. Furthermore, during the Part-Time Employment Period, Mr. Dunn's unvested stock options and restricted stock awards will continue to vest.

Departure of Former Chief Financial Officer

        Effective November 1, 2006, we entered into an employment agreement with Mr. Baldwin that provided for his employment as our chief financial officer through October 31, 2008. As a result of his resignation on November 1, 2007, Mr. Baldwin may be entitled to receive the following payments and benefits, all of which are limited to those amounts we are contractually obligated to pay under his employment agreement and in consideration for Mr. Baldwin agreeing to continue as a part -time employee to assist the Company as requested by the chief executive officer and based on his performance of certain other obligations. During the twenty-four (24) month period beginning November 2, 2007 and ending on November 1, 2009 (the "Part-Time Employment Period"), Mr. Baldwin (i) may be paid an amount equal to twelve (12) months of his then monthly base salary paid over the Part-Time Employment Period in equal monthly installments and (ii) may receive additional compensation for his covenant not to compete equal to the average annual bonus which Mr. Baldwin received for the three most recent fiscal years during which Mr. Baldwin was employed.

        In addition, Mr. Baldwin may continue to receive, during the Part-Time Employment Period, all medical insurance and any other benefits or insurance coverages which Mr. Baldwin would have received had his employment not been so terminated, provided however, if Mr. Baldwin is not eligible for said medical insurance, the Company would pay the COBRA premiums for continuation coverage during the said Part-Time Employment Period. Furthermore, during the Part-Time Employment Period, Mr. Baldwin's unvested stock options and restricted stock awards may continue to vest.

THE SHUFFLE MASTER, INC. 2004 EQUITY INCENTIVE PLAN

        Under Article 9 of the Equity Incentive Plan and unless the board of directors alters this provision as a condition of the equity grant, approved by the shareholders in 2004, upon a Change-in-Control all restrictions on restricted stock awarded to an executive officer would lapse and all unvested options granted to such executive officer would vest and become immediately exercisable. A Change-in-Control is defined as:

          (1)   That any person (other than the Company) has made a tender offer to acquire such number of shares of the Company's stock as shall constitute twenty percent (20%) or more of the Company's outstanding stock;

          (2)   That the Company has issued or the Company's officers and directors have transferred (and/or assigned their voting rights related to shares of stock (or other securities convertible into or exchangeable for stock) representing at least twenty percent (20%) of the outstanding stock of the Company (including a series of similar transactions effected within six (6) months which, in the aggregate, result in the issuance and/or transfer of (and/or assignment of voting rights related to) at least twenty percent (20%) of the Company's outstanding stock) (the percentage set forth in this subsection to be computed after completion of the subject transactions and as though shares "beneficially owned," as defined in Rule 13d-3 under the Exchange Act, were, in fact, owned);

          (3)   That a proxy statement, whether issued by the Company or another shareholder, proposes a vote at a shareholder meeting related to any merger of the Company, any sale of substantially all of the Company's assets or any reorganization of the Company involving a change in beneficial ownership of the Company;

          (4)   That the individuals who constitute the board of directors on the effective date of the Plan cease for any reason to constitute at least a majority of the board, provided that any person becoming a director subsequent to the effective date of the Plan whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors comprising the board on the effective date of the Plan will, for purposes of this subsection, be considered as though such persons were a member of the board of directors on the effective date of the Plan;

          (5)   A change in control of the Company of a nature that would be required to be reported pursuant to Section 13 or 15(d) of the Exchange Act, whether or not the Company is then subject to such reporting requirements, including, without limitation, such time as any person becomes, after the effective date of the Plan, the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of forty percent (40%) or more of the combined voting power of the Company's outstanding securities ordinarily having the right to vote at elections of directors; or

          (6)   Any other event which the committee determines is of similar effect, such determination to be made by the committee on an event-by-event basis.

        Certain older equity accelerates vesting under this definition. Other more recent equity only accelerates vesting in the event of an actual closing of a Change-in-Control event.

INDEPENDENT DIRECTOR COMPENSATION—FISCAL 2007

        The following table presents information regarding the compensation paid during fiscal 2007 to members of our board of directors who are not also our employees (referred to herein as "Non-Employee Directors"). The compensation paid to Dr. Yoseloff, who is also employed by us, is presented above in the Summary Compensation Table—Fiscal 2007 and the related explanatory tables. Dr. Yoseloff is not entitled to receive additional compensation for his services as director.

        Each independent director receives a quarterly cash payment and an annual grant of non-qualified stock options and/or restricted stock after our annual meeting of shareholders. With the approval of our board of directors, our governance committee determines the number of options or restricted stock granted to each independent director, the exercise price (which is always the closing price on the date of grant), the vesting schedule and other terms. Our board of directors may also make discretionary grants of stock options or restricted stock to independent directors pursuant to the recommendations of the governance committee. During the fiscal year ended October 31, 2007, all options and restricted stock granted to independent directors were granted pursuant to our 2004 Equity Incentive Plan for Non-Employee Directors. Directors who are not independent directors receive no separate compensation for their service as a director. The following table provides information about options and restricted stock granted to our independent directors during fiscal 2007:

Name (5)	Fees Earned or Paid in Cash	Stock Awards (2)	Option Awards (2)	Total
	(a)	(b)	(c)	(d)
Garry W. Saunders	$38,000	$157,359	$—	$195,359
Louis Castle	38,000	157,359	9,083	204,442
Phillip C. Peckman (3)	10,000	19,836	22,692	52,528
Todd Jordan (4)	28,000	79,664	—	107,664

(2)
These amounts reported in Columns (b) and (c) of the table above reflect the aggregate compensation costs for financial statement reporting purposes for fiscal 2007 under SFAS 123R. These amounts do not reflect amounts paid to or realized by the director for fiscal 2007. For information on the method and assumptions used to calculate the compensation costs, see Note 8 to our audited consolidated financial statements, included as part of our Annual Report for fiscal 2007 filed on Form 10-K. In calculating expense for non-employee director stock options for financial statement reporting purposes, we do not assume any service-based forfeitures.

(4)
Mr. Jordan resigned as a member of the board of directors effective as of June 26, 2007, at which time the Company accelerated the vesting of 3,000 shares of restricted stock.

(5)
Mr. Saunders and Mr. Castle each received a stock award of 6,500 shares on March 14, 2007, with a grant date fair value of $117,260. Mr. Jordan received a stock award of 10,000 shares on March 14, 2007, with a grant date fair value of $18,040. Mr. Peckman received a stock award of 3,000 shares on June 14, 2007, with a grant date fair value of $52,230. On that same day, Mr. Peckman was granted an option to purchase 17,000 shares of our common stock with an exercise price of $17.41 per share (the closing price on the grant date) with an aggregate grant date fair value of $119,170.

        The following table presents the number of shares subject to outstanding and unexercised option awards and the number of shares subject to unvested stock awards held by each of our non-employee directors as of October 31, 2007.

Name	Number of Shares Subject to Outstanding and Unexercised Options	Number of Unvested Shares of Restricted Stock
Garry W. Saunders	135,500	6,500
Louis Castle	37,000	6,500
Phillip C. Peckman	17,000	3,000
Todd Jordan	—	—

Equity Compensation Plan Information

        The following table sets forth certain information as of October 31, 2007, with respect to shares which may be issued under our equity compensation plans:

	Number of Shares Which May be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (1)	Number of Shares Remaining Available for Future Issuances
Equity compensation plans approved by security holders	2,906,386	$19.68	1,822,781
Equity compensation plans not approved by security holders	—	—	—

Total	2,906,386	—	1,822,781

(1)
The number of shares and the exercise prices have been adjusted to reflect our three-for-two stock splits in April 2004 and January 2005.

        We have no individual compensation arrangements that provide for the issuance of our securities which have not been approved by our shareholders.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        The following discussion is a summary of certain United States federal income and estate tax consequences relevant to non-U.S. holders (defined below) with respect to the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion is based upon the Internal Revenue Code of 1986, as amended, United States Treasury Regulations, or the Treasury Regulations, Internal Revenue Service, or IRS, published rulings and administrative and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. This discussion is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the United States federal, state and local and non-U.S. tax consequences of an investment in our common stock. No assurance exists that the IRS will not challenge any of the tax consequences described herein.

        This discussion is limited to the tax consequences to those non-U.S. holders who hold our common stock as capital assets (generally, for investment purposes). This discussion does not purport to deal with persons in special tax situations, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect to mark to market, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid federal income tax, persons holding shares of our common stock as a hedge against currency risk or as a position in a "straddle" or conversion transaction or persons subject to the alternative minimum tax. This discussion does not address the tax consequences to partnerships or other pass-through entities or persons investing through such partnerships or entities. Also, this discussion does not address all aspects of United States federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of United States state or local or non-U.S. taxes.

        For purposes of this discussion, a "non-U.S. holder" means a beneficial owner of our common stock that is not, for United States federal income tax purposes, (1) a citizen or resident alien of the United States, (2) a corporation (or other entity taxed as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust whose administration is subject to the primary supervision of a court within the United States and which has one or more United States persons with the authority to control all substantial decisions of the trust or a trust that was in existence on August 20, 1996 that has elected to be treated as a "United States person" (as defined for federal income tax purposes).

        If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership and a partner of a partnership holding our common stock are urged to consult their tax advisors.

        PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Distributions and Dividends

        Generally, distributions paid to a non-U.S. holder with respect to our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Sale, Exchange or Other Taxable Disposition."

        Dividends paid to a non-U.S. holder will be subject to a 30% U.S. withholding tax, unless (i) a lower rate is specified by an applicable income tax treaty and the non-U.S. holder provides proper documentation certifying eligibility for such lower rate (e.g., on an IRS Form W-8BEN or applicable substitute form) or (ii) such dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and the non-U.S. holder provides an IRS Form W-8ECI or applicable substitute form. Dividends effectively connected with such trade or business, and, if a treaty applies, attributable to a permanent establishment or, in the case of an individual, a fixed base maintained by such non-U.S. holder in the United States will be subject to regular United States federal income tax on the dividends in the same manner as if the non-U.S. holder were a U.S. person. If dividends are effectively connected with a trade or business in the United States, and, if a treaty applies, are attributable to a permanent establishment, of a non-U.S. holder that is a corporation, such corporate non-U.S. holder also may be subject to a "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) subject to certain adjustments.

Sale, Exchange or Other Taxable Disposition

        A non-U.S. holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (or, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment or, in the case of an individual, a fixed base maintained by such non-U.S. holder in the United States);

  •
  in the case of a non-U.S. holder that is an individual, such holder is present in the United States for 183 or more days in the taxable year of the sale or disposition; or

  •
  we are or have been a United States real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

        A non-U.S. holder described in the first bullet point above will be taxed on such disposition generally in the same manner in which a U.S. person would be taxed and, if such holder is a corporation, may be subject to branch profits tax at a rate of 30% (or lower treaty rate). A non-U.S. holder described in the second bullet point above will be taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%.

        We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become one in the future based on anticipated business operations; however, no assurances can be provided in this regard. Even if we are currently a United States real property holding corporation or become one in the future, as long as our common stock is regularly traded on an established securities market, any gain realized by you on a disposition of our common stock will not be taxable under the rules applicable to interests in United States real property holding corporations unless you owned more than five percent of such class of stock at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

United States Federal Estate Tax

        Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, and therefore may be subject to United States federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. United States backup withholding (currently at a rate of 28%) generally will apply on payment of dividends to a non-U.S. holder unless such non-U.S. holder furnishes to the payor an IRS Form W-8BEN (or other applicable form), or otherwise establishes an exemption.

        Generally, payment by a U.S. office of a broker of the proceeds of a sale or other disposition of our common stock is subject to both backup withholding and information reporting unless the non-U.S. holder, certifies that it is a non-U.S. holder on IRS Form W-8BEN, or otherwise establishes an exemption. Payments of the proceeds from the sale by a non-U.S. holder of our common stock made to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting requirements (but not backup withholding) generally will apply to a payment made outside the United States of the proceeds of a sale of our common stock through an office outside the United States of a broker (i) that is a U.S. person, (ii) 50% or more of the gross income of which for a specified three-year period is effectively connected with the conduct of a trade or business in the United States, (iii) that is a "controlled foreign corporation," or (iv) that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that the beneficial owner is a non-U.S. holder or the holder otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder's United States federal income tax, which may entitle the holder to a refund, provided that the holder timely provides the required information to the IRS.

        Prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters, through their representative underwriter, Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
Wachovia Capital Markets, LLC
KeyBanc Capital Markets Inc.
Brean Murray, Carret & Co., LLC
Total

        The underwriting agreement provides that the obligation of the several underwriters to purchase the shares of common stock offered hereby is subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of the shares are purchased.

        We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the table above bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are             of the public offering price set forth on the cover page of this prospectus. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $925,000.

        We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        Certain executive officers and directors of the Company have indicated an intention to purchase shares of common stock in this offering.

        Each of our officers and directors have agreed, subject to certain exceptions, not to offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of, or enter into any hedging transaction relating to our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representative of the underwriters, except that without such consent we may grant options and sell shares pursuant to our current employee benefit plans. In addition, our officers and directors have agreed that, without the prior written consent of Deutsche Bank Securities Inc., they will not, during the period ending 90 days after the date prospectus, make any demand for or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, subject to certain customary exceptions. This consent may be given at any time without public notice. There are no agreements between the underwriters and us or any of our officers and directors releasing them from these lock-up agreements prior to the expiration of the 90-day period.

        The 90-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 90-day restricted period we issue an earnings release or material news, or a material event relating to us occurs; or

  •
  prior to the expiration of the 90-day restricted period we announce that we will release earnings results during the 16-day period following the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        The lock-up restrictions also will not apply to certain transfers not involving a disposition for value provided that the transferee agrees to be bound by these lock-up restrictions and provided no filing by any person under the Exchange Act is required or will be voluntarily made and no person will be required by law to make or voluntarily make any public announcement of the transfer.

Listing

        Our common stock is quoted on The NASDAQ Global Select Market under the symbol "SHFL."

Stabilization

        In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering. The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

        In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Select Market. Passive market making consists of displaying bids on The NASDAQ Global Select Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Other Relationships

        From time to time in the ordinary course of their business, the underwriters and their affiliates have in the past engaged and may in the future engage in commercial banking, financial advisory or investment banking transactions with us and our affiliates, for which such underwriters and such underwriters' affiliates have received and will be entitled to receive separate fees. For example, Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., is the Administrative Agent and a lender under our revolving credit facility and under our new term loan facility. Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC is a lender under our revolving credit facility and under our new term loan facility. Key Bank, N.A., an affiliate of KeyBanc Capital Markets Inc. is a lender under our new term loan facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Description of Certain Indebtedness—$100,000,000 Senior Secured Revolving Credit Facility." Deutsche Bank Securities Inc. also acted as an initial purchaser for the Notes. The net proceeds from this offering will be used by us to repurchase a portion of the Notes. Deutsche Bank Securities Inc. will act as dealer manager for the tender offer, for which it will receive customary fees. From time to time, Deutsche Bank Securities Inc. has acted and is acting as a financial advisor to us, for which it has received and is receiving customary fees.

LEGAL MATTERS

        The validity of the common stock being offered will be passed upon for us by Larkin Hoffman Daly & Lindgren Ltd., Bloomington, Minnesota. Certain legal matters will be passed upon for the issuer by Latham & Watkins LLP, New York, New York, and for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

        The financial statements included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement, and the effectiveness of Shuffle Master, Inc.'s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the Registration Statement (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on November 1, 2005 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements and financial statement schedule are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Shuffle Master, Inc. and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        We are subject to the information reporting requirements of the Exchange Act, and file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above. Our website is located at www.shufflemaster.com. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

SHUFFLE MASTER, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Shuffle Master, Inc.

Las Vegas, Nevada

        We have audited the accompanying consolidated balance sheets of Shuffle Master, Inc. and subsidiaries (the "Company") as of October 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2007. Our audits also included financial statement Schedule II—Valuation and Qualifying Accounts for each of the three years in the period ended October 31, 2007. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Shuffle Master, Inc and subsidiaries as of October 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As discussed in Note 8 to the consolidated financial statements, on November 1, 2005, the Company changed its method of accounting for share-based compensation to conform to Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 18, 2007 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
January 18, 2008

SHUFFLE MASTER, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Year Ended October 31,
	2007	2006	2005
Revenue:
Product leases and royalties	$56,426	$49,551	$48,571
Product sales and service	122,315	113,202	63,997
Other	110	238	292

Total revenue	178,851	162,991	112,860

Costs and expenses:
Cost of leases and royalties	17,221	11,794	9,692
Cost of sales and service	57,764	44,927	19,568

Gross profit	103,866	106,270	83,600

Selling, general and administrative	61,947	51,299	30,559
Research and development	17,337	12,910	7,784
Gain on sale of patent	—	(4,566)	—
In-process research and development	—	19,145	—

Total costs and expenses	154,269	135,509	67,603

Income from operations	24,582	27,482	45,257
Other expense	(9,974)	(6,699)	(657)
Equity method investment loss	(306)	(416)	—
Impairment of investments	—	(1,655)	(1,000)

Income from continuing operations before tax	14,302	18,712	43,600
Income tax (benefit) provision	(1,999)	13,373	14,496

Income from continuing operations	16,301	5,339	29,104
Discontinued operations, net of tax	78	(246)	76

Net income	$16,379	$5,093	$29,180

Basic earnings per share:
Continuing operations	$0.47	$0.15	$0.83
Discontinued operations	—	—	0.01

Net income	$0.47	$0.15	$0.84

Diluted earnings (loss) per share:
Continuing operations	$0.46	$0.15	$0.80
Discontinued operations	—	(0.01)	—

Net income	$0.46	$0.14	$0.80

Weighted average shares outstanding:
Basic	34,680	34,585	34,924
Diluted	35,276	36,052	36,378

See notes to consolidated financial statements

SHUFFLE MASTER, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	October 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$4,392	$8,906
Investments	—	11
Accounts receivable, net of allowance for bad debts of $476 and $1,422	35,045	32,662
Investment in sales-type leases and notes receivable, net	9,092	10,064
Inventories	34,081	24,658
Prepaid income taxes	4,110	1,138
Deferred income taxes	7,959	6,785
Other current assets	5,286	5,172

Total current assets	99,965	89,396
Investment in sales-type leases and notes receivable, net	6,124	11,510
Products leased and held for lease, net of current portion	15,886	11,282
Property and equipment, net	11,242	9,779
Intangible assets, net	91,343	77,904
Goodwill	105,354	91,700
Deferred income taxes	14,476	4,294
Other assets	15,377	9,342

Total assets	$359,767	$305,207

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$11,548	$11,217
Accrued liabilities	15,015	11,326
Customer deposits	2,213	2,017
Deferred revenue	5,489	5,499
Income taxes payable	—	938
Note payable and current portion of long-term liabilities	3,932	77,294

Total current liabilities	38,197	108,291
Long-term liabilities, net of current portion	232,698	158,753
Deferred income taxes	1,238	5,614

Total liabilities	272,133	272,658

Commitments and Contingencies
Shareholders' equity:
Preferred stock, no par value; 506 shares authorized; none outstanding
Common stock, $0.01 par value; 151,369 shares authorized; 35,198 and 34,895 shares issued and outstanding	352	349
Additional paid-in capital	6,492	717
Retained earnings	38,770	22,391
Accumulated other comprehensive income	42,020	9,092

Total shareholders' equity	87,634	32,549

Total liabilities and shareholders' equity	$359,767	$305,207

See notes to consolidated financial statements

SHUFFLE MASTER, INC.

CONSOLIDATED STATEMENTS CHANGES IN SHAREHOLDERS' EQUITY

(In thousands)

	Common Stock					Accumulated Other Comprehensive Income
			Additional Paid-in Capital	Deferred Compensation	Retained Earnings		Total Shareholders' Equity
	Shares	Amount
Balance, November 1, 2004	34,958	$233	$9,593	$(1,765)	$698	$5,970	$14,729
Comprehensive Income:
Net Income	—	—	—	—	29,180	—	29,180
Currency translation adjustment	—	—	—	—	—	(4,260)	(4,260)
Unrealized loss on investments	—	—	—	—	—	(165)	(165)

Total comprehensive income							24,755

Stock repurchased	(1,473)	(15)	(26,048)	—	(12,580)	—	(38,643)
Options exercised	851	9	6,283	—	—	—	6,292
Accelerated vesting of options	—	—	60	—	—	—	60
Tax benefit from stock options	—	—	5,287	—	—	—	5,287
FY 2004 tax (true-up)	—	—	229	—	—	—	229
Issuance of restricted stock	193	2	4,781	(4,297)	—	—	486
Amortization of deferred compensation	—	—	—	274	—	—	274
January 2005 stock split	(2)	116	(185)	—	—	—	(69)

Balance, October 31, 2005	34,527	345	—	(5,788)	17,298	1,545	13,400
Comprehensive Income:
Net Income	—	—	—	—	5,093	—	5,093
Currency translation	—	—	—	—	—	7,382	7,382
Reclassification of loss on investments	—	—	—	—	—	165	165

Total comprehensive income							12,640

Reclass deferred compensation to APIC	—	—	(5,788)	5,788	—	—	—
Stock repurchased	(317)	(3)	(8,662)	—	—	—	(8,665)
Options exercised	697	7	7,867	—	—	—	7,874
Shares surrendered and retired for stock option exercises	(76)	(1)	(2,119)	—	—	—	(2,120)
Share-based compensation expense	—	—	5,512	—	—	—	5,512
Tax benefit from stock option exercises	—	—	3,908	—	—	—	3,908
Issuance of restricted stock	64	1	(1)	—	—	—	—

Balance, October 31, 2006	34,895	349	717	—	22,391	9,092	32,549
Comprehensive Income:
Net Income	—	—	—	—	16,379	—	16,379
Currency translation	—	—	—	—	—	32,850	32,850
Reclassification of loss on investments	—	—	—	—	—	78	78

Total comprehensive income							49,307

Stock repurchased	(77)	(1)	(1,962)	—	—	—	(1,963)
Options exercised	229	3	2,544	—	—	—	2,547
Shares surrendered and retired for stock option exercises	(76)	(1)	(750)	—	—	—	(751)
Share-based compensation expense	—	—	4,812	—	—	—	4,812
Tax benefit from stock option exercises	—	—	1,133	—	—	—	1,133
Issuance of restricted stock	227	2	(2)	—	—	—	—

Balance, October 31, 2007	35,198	$352	$6,492	$—	$38,770	$42,020	$87,634

See notes to consolidated financial statements

SHUFFLE MASTER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended October 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$16,379	$5,093	$29,180
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	19,421	16,662	11,218
Amortization of debt issuance costs	1,327	1,511	961
Share-based compensation	4,812	5,512	760
In-process research and development	—	19,145	—
Gain on patent sale	—	(4,566)	—
Equity method investment loss	306	416	—
Provision for bad debts	(406)	(537)	229
Write-down for inventory obsolescence	1,415	345	(140)
Loss on disposal of property	—	—	66
Gain on sale of leased assets	(2,511)	—	—
Excess tax benefit from stock option exercises	(854)	(3,682)	5,287
Tax benefit from stock option exercises	279	226	—
Impairment of investments	—	1,655	1,000
Changes in operating assets and liabilities:
Accounts receivable	1,245	(2,407)	(6,526)
Investment in sales-type leases and notes receivable	6,801	(2,459)	(7,942)
Inventories	(5,803)	(4,033)	(3,483)
Accounts payable and accrued liabilities	5,505	(2,434)	2,318
Customer deposits and deferred revenue	(232)	3,382	(48)
Income taxes, net of stock option exercises	(20)	—	—
Deferred income taxes	(8,315)	(3,042)	(2,403)
Prepaid income taxes	(2,690)	3,232	6,730
Other	(3,611)	2	(2,699)

Net cash provided by operating activities	33,048	34,021	34,508

Cash flows from investing activities:
Purchases of investments	—	(32,435)	(11,847)
Proceeds from sale and maturities of investments	13	49,232	17,330
Proceeds from sale of leased assets	4,070	1,845	1,632
Payments for products leased and held for lease	(10,085)	(9,167)	(9,520)
Purchases of property and equipment	(2,774)	(2,196)	(2,210)
Purchases of intangible assets	(2,397)	(4,313)	(7,239)
Acquisition of businesses, net of cash acquired	(21,946)	(114,608)	(228)
Net proceeds from patent sale	—	7,500	9,039
Other	—	—	(3,483)

Net cash used by investing activities	(33,119)	(104,142)	(6,526)

Cash flows from financing activities:
Proceeds from acquisition financing	—	115,000	—
Payments on acquisition financing	(70,000)	(45,000)	—
Proceeds from senior secured revolving credit facility	87,680	—	—
Payments on senior secured revolving credit facility	(12,000)	—	—
Proceeds from other borrowings	1,926	4,153	—
Repurchases of common stock	(1,933)	(8,665)	(38,643)
Proceeds from issuances of common stock, net	2,061	7,874	6,512
Debt issuance costs	(1,722)	(554)	—
Excess tax benefit from stock option exercises	854	3,682	—
Payment on notes payable and other liabilities	(10,379)	(10,567)	(2,896)

Net cash provided (used) by financing activities	(3,513)	65,923	(35,027)

Effect of exchange rate changes on cash	(930)	(175)	(256)

Net increase (decrease) in cash and cash equivalents	(4,514)	(4,373)	(7,301)
Cash and cash equivalents, beginning of year	8,906	13,279	20,580

Cash and cash equivalents, end of year	$4,392	$8,906	$13,279

See notes to consolidated financial statements

SHUFFLE MASTER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

Supplemental Disclosures of Cash Flows Information—

	Year Ended October 31,
	2007	2006	2005
Non-cash Investing and Financing transactions:
Mimimum consideration for patent purchase	$—	$—	$9,229
Accrued direct acquisition costs related to acquisitions	792	1,750	—
Note payable and minimum consideration issued in connection with the acquisition of a business or assets	2,922	—	880
Issuance of restricted stock	5,773	2,113	4,781
Recharacterization of prepaid royalty	1,750	—	—
Cash paid for:
Income taxes, net of refunds	$8,475	$11,033	$5,576
Interest	5,844	5,559	1,919

See notes to consolidated financial statements

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Description of business.    We develop, manufacture and market technology and entertainment-based products for the gaming industry for placement on the casino floor. Our products primarily relate to our casino customers' table game activities and focus on either increasing their profitability, productivity and security or expanding their gaming entertainment offerings. Our business is segregated into the following four product segments: Utility Products, Proprietary Table Games, Electronic Table Systems, and Electronic Gaming Machines.

        Our Utility Products include a full line of automatic card shufflers for use with the vast majority of card table games as well as chip sorting machines for use on roulette tables. We also have acquired and/or have developed other products that automatically gather data to enable casinos to track table game play, such as Table iD™ (part of our Intelligent Table System™), currently in development with International Game Technology ("IGT") and Progressive Gaming International Corporation ("PGIC").

        Our Proprietary Table Games ("PTG") include our portfolio of live table games including poker, blackjack, baccarat, and pai gow poker-based table games, progressive table games with bonusing options, side bets and proprietary table game licensing for other gaming media, such as legal internet gaming licenses.

        Our Electronic Table Systems ("ETS") include e-Table platforms such as Table Master™, Vegas Star®, Rapid Table Games®, as well as our wireless gaming.

        Our Electronic Gaming Machines ("EGM") include our PC-based video slot machines with an extensive selection of video slot titles, which include a range of bonus round options.

        We lease, license or sell our products. When we lease or license our products, we generally negotiate a month-to-month operating lease. When we sell our products, we offer our customers a choice between a sale, a longer-term sales-type lease or other long-term financing. We offer our products worldwide in markets that are highly regulated. We manufacture our products at our headquarters and manufacturing facility in Las Vegas, Nevada, as well as at our Australian headquarters in Milperra, New South Wales. In addition, we outsource the manufacturing of certain of our products in the United States, Europe and Asia Pacific.

        All of our product lines compete or will compete with other gaming products, such as slot machines, blackjack tables, keno, craps, and roulette, for space on the casino floor.

        Principles of consolidation.    Our consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include all adjustments necessary to fairly present our consolidated results of income, financial position and cash flows for each period presented.

        Our consolidated financial statements include the accounts of Shuffle Master, Inc. and our wholly-owned domestic and foreign subsidiaries. All significant inter-company accounts and transactions have been eliminated. We have no unconsolidated subsidiaries.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Investment in Sona and Other Investments.    Our investment in and the operating results of Sona Mobile Holdings Corp. ("Sona") which is not required to be consolidated in our consolidated financial statements, was previously accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 18 ("APB 18"), "The Equity Method of Accounting for Investments in Common Stock", based on our assessment of our relationship with Sona at the time of the investment. In our initial assessment, we concluded that we had the ability to exercise significant influence over Sona due to our President having a seat on the Sona Board of Directors. Due to the resignation of our President from the Sona Board of Directors on June 12, 2007, using the guidance of APB 18, we have now concluded that we no longer have the ability to exercise significant influence over Sona and that the equity method of accounting is no longer appropriate for our investment. As of June 12, 2007, we have accounted for our investment under the cost method of accounting on a prospective basis and as an available for sale marketable security using the guidance of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

        We review our investments for other than temporary impairment whenever events or changes in business circumstances indicate that the carrying amount of the investments may not be fully recoverable. There was no such impairment loss recorded during the year ended October 31, 2007. During fiscal 2006 we recognized pre-tax impairment charges of $1,655 related to our investment in Sona. As of April 30, 2008, we analyzed our cost method investment using the methodology described above and determined that such investment was impaired. Accordingly, we recorded a $433 impairment write-down, which represents the difference between our historical book value and fair market value as of April 30, 2008. Such impairment charge is reflected in impairment of investment in the condensed consolidated statement of income for the three and six month periods ended April 30, 2008. As of June 5, 2008, the fair market value of our cost method investment has further declined such that we could have a potential write-down in future periods

        As of October 31, 2005, we analyzed our cost method investment using the methodology described above and determined that such investment was impaired. Accordingly, we recorded a $1,000 impairment write-down equal to the full amount of the investment. Such impairment charge is reflected in impairment of investments.

        Use of Estimates and Assumptions.    The preparation of our consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used for, but not limited to: (1) allowance for doubtful accounts; (2) asset impairments, including goodwill and indefinite lived trade names; (3) depreciable lives of assets; (4) useful lives of intangible assets; (5) income tax valuation allowances; (6) fair value of stock options; and (7) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis. Actual results could differ from those estimates.

        Inventories.    Inventories are stated at the lower of cost, determined on a first-in-first-out basis, or market. Inventory write-downs totaled $1,415, $345 and ($140) for fiscal years ended 2007, 2006 and 2005.

        Revenue recognition.    We recognize revenue when the following criteria are met:

  •
  persuasive evidence of an arrangement between us and our customer exists,

  •
  shipment has occurred or services have been rendered,

  •
  the price is fixed or determinable, and

  •
  collectibility is reasonably assured.

        We earn our revenue in a variety of ways. We offer our products for lease or sale. We also sell service and warranty contracts for our sold equipment. Proprietary table games are sold under lifetime licensing agreements or licensed on a monthly or daily fee basis. We recognize revenues net of any taxes collected from our customers that are later remitted to governmental authorities.

          Product lease and royalties revenue—Lease and royalty revenue is earned from the leasing of our tangible products and the licensing of our intangible products, such as our proprietary table games. We recognize revenue monthly, based on a monthly fixed fee or on participation arrangements, generally through indefinite term operating leases. Lease and royalty revenue commences upon the completed installation of the product. Lease terms are generally cancellable with 30 days notice.

          Product sales and service revenue—We generate sales revenue through the sale of equipment in each product segment, including sales revenue from sales-type leases and the sale of lifetime licenses for our proprietary table games. Financing for intangible property and sales-type leases for tangible property have payment terms ranging generally from 30 to 60 months and are interest-bearing at market interest rates. Revenue from the sale of equipment is recorded upon shipment. If a customer purchases existing leased equipment, revenue is recorded on the effective date of the purchase agreement. Revenue on service and warranty contracts is recognized over the terms of the contracts, which are generally one year. Revenue from the sale of lifetime licenses, under which we have no continuing obligations, is recorded on the effective date of the license agreement.

        Certain of our products contain software, and as such we have considered the guidance contained in Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition", as modified by SOP No. 98-9, "Software Revenue Recognition, With Respect to Certain

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transactions". Under this guidance when leasing or selling software, we consider whether the software component is incidental to the product as a whole based on the following criteria:

  •
  Whether the software is a significant focus of the marketing effort or is sold separately

  •
  Whether post-contract customer support or PCS (PCS includes the right to receive services or unspecified upgrades/enhancements, or both, offered to users or resellers) is provided

  •
  Whether the development and production costs of the software as a component of the cost of the product is incidental, as defined in SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed"

  •
  Whether an agreement includes service elements (other than PCS related services), such as training or installation, and whether such services are essential to the functionality of the software or whether such software is considered "off-the-shelf" (off-the-shelf software is software that is marketed as a stock item that can be used by customers with little or no customization). Conversely, "core software" requires significant customization of the software in order for the software to be used by the end customer

        Some of our revenue arrangements contain multiple deliverables, such as a product sale combined with a service element or the delivery of a future product. If an arrangement requires the delivery or performance of multiple elements, we apply the guidance from SOP 97-2, as amended, Emerging Issues Task Force ("EITF") 03-05, "Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software and FASB Emerging Issues Task Force ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables." Deliverables are divided into separate units of accounting if:

  •
  The delivered items have value to the customer on a stand alone basis

  •
  We have objective and reliable evidence of the fair value of the undelivered item

    Delivery of any undelivered item is considered probable and substantially in our control

        If these criteria are not met, we do not recognize revenue until all essential elements have been delivered. If the installation of the product is not considered inconsequential and perfunctory, then we defer revenue recognition until installation is complete.

        Business combinations.    We account for business combinations in accordance with SFAS No. 141, "Accounting for Business Combinations" ("SFAS 141") and SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets" ("SFAS 142"), and related interpretations. SFAS 141 requires that we record the net assets of acquired businesses at fair value, and we must make estimates and assumptions to determine the fair value of these acquired assets and assumed liabilities.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        During fiscal 2007 and 2006, we acquired PGIC's Table Game Division ("TGD") and Stargames Limited ("Stargames"), respectively. As a part of the valuation process, we applied significant judgment and utilized a variety of assumptions in determining the fair value of acquired assets and liabilities assumed, and in-process research and development, including market data, estimated future cash flows, growth rates, current replacement cost for similar capacity for certain fixed assets, market rate assumptions for contractual obligations and settlement plans for contingencies and liabilities.

        The PGIC TGD purchase price allocation is preliminary and may be adjusted for up to one year after the acquisition. Changes to the assumptions we used to estimate fair value could impact the recorded amounts for acquired assets and assumed liabilities and significant changes to these balances could have a material impact to our future reported results. For instance, lower or higher fair values assigned to certain amortizable intangible assets could result in lower or higher amounts of income statement charges.

        Advertising costs.    We expense advertising and promotional costs as incurred, which totaled approximately $2,353, $2,069, and $576, for the fiscal years ended October 31, 2007, 2006 and 2005, respectively.

        Research and development costs.    We incur research and development costs to develop our new and next-generation products. Our products generally reach technological feasibility when we receive gaming regulatory product approval which generally occurs concurrent with our products being made available to our customers. Accordingly, research and development costs are expensed as incurred.

        Concentration of credit risk.    Our financial instruments that have potential concentrations of credit risk include cash and cash equivalents, accounts receivable, investments in sales-type leases and notes receivable. We place our cash and cash equivalents with high credit quality institutions. Accounts receivable, investments in sales-type leases and notes receivable have concentration of credit risk because they all relate to our customers in the gaming industry. From time to time, we make significant sales to customers that exceed 10% of our then-outstanding accounts receivable balance. As of October 31, 2007, no customer balances exceeded 10% of our net trade accounts receivable. No single customer's balance exceeded 10% of our investment in sales-type leases and notes receivable. For the year ended October 31, 2007, no individual customer accounted for more than 10% of consolidated revenue.

        Installation Costs.    Installation costs for leased products are expensed as incurred.

        Products leased and held for lease.    Our products are primarily leased to customers pursuant to operating leases. Products leased and held for lease are stated at cost, net of depreciation. Depreciation on leased products is calculated using the straight-line method over the estimated customer life of one to five years. We provide maintenance of our products on lease as part of our normal lease agreements. Leases of shufflers generally require

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

prepayment of two months' lease payments, which are included in the consolidated balance sheets as customer deposits.

        Property and equipment.    Property and equipment is stated at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset of three to eight years, or lease terms, if shorter, for leasehold improvements.

        Goodwill and Other Intangible assets.    We account for goodwill and other intangibles under the guidance of SFAS 141 and SFAS 142.

        We review our goodwill for impairment using a two step impairment test. The reviews are performed at the reporting unit level, which we have determined is the equivalent to our reportable segments. In the first step, we estimate the fair value of the reporting unit and compare it to the book value of the reporting unit, including its goodwill. If the fair value is less than the book value, then we would perform a second step to compare the implied fair value of the reporting unit's goodwill to its book value. The implied fair value of the goodwill is determined based on the estimated fair value of the reporting unit less the fair value of the reporting unit's identifiable net assets. We would record an impairment charge to the extent that the book value of the reporting unit's goodwill exceeds its fair value. We are required to test goodwill and other indefinite lived intangibles for impairment at least annually, or upon the occurrence of a triggering event. Absent any impairment indicators, we perform our goodwill impairment testing during October of each year. No goodwill impairments were recorded in any periods presented.

        Intangible assets include intellectual property for games, patents, trademarks, copyrights, licenses, developed technology, customer relationships and non-compete agreements that were purchased separately or acquired in connection with a business combination. Except for the trademarks related to the Stargames and Casinos Austria Research & Development GmbH & Co KG ("CARD") acquisitions, which are not subject to amortization, all of our significant intangible assets are definite lived and, accordingly, amortized over their expected useful lives which range from 1 to 15 years. We amortize substantially all of our intangible assets proportionate to the related projected revenue from the utilization of the intangible asset. We believe this method reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. For certain other intangibles, we use the straight-line amortization method. See Note 6 for more information. We also review these intangible assets for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that we may not be able to recover the asset's carrying amount (see below).

        Impairment of long-lived assets.    We estimate the useful lives of our long-lived assets, excluding goodwill, based on historical experience, estimates of products' commercial lives, the likelihood of technological obsolescence and estimates of the duration of commercial viability for patents, licenses and games.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        We review our long-lived assets, excluding goodwill, for impairment whenever events or circumstances indicate the carrying value may not be recoverable or warrant a revision to the estimated remaining useful life, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), and SFAS 142. We would record an impairment loss if the carrying amount of the asset or asset group is not recoverable (as determined by undiscounted cash flows) and the carrying amount exceeds its estimated fair value. Fair value is determined based on discounted expected future cash flows. As of October 31, 2007, we did not have any such impairment loss. Impairments were recognized in fiscal years 2006 and 2005 as discussed above.

        Deferred revenue.    Deferred revenue consists of amounts collected or billed in excess of recognizable revenue.

        Foreign currency translation.    Our foreign subsidiaries' asset and liability accounts are translated into U.S. dollar amounts at the exchange rate in effect at the balance sheet date. Foreign exchange translation adjustments are recorded as a separate component of shareholders' equity. Revenue and expense accounts are translated at the average exchange rates. Transaction gains and losses are included in other expense on our consolidated statements of income.

        Earnings per common share.    Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding and issuable during the year. Diluted earnings per share is similar to basic, except that the weighted average number of shares outstanding is increased by the potentially dilutive effect of outstanding stock options, restricted stock and contingent convertible notes, if applicable, during the year, using the treasury stock method.

        Liquidity and management's plans.    As of April 30, 2008, our current liabilities exceeded our current assets (also known as negative working capital) by $85,919. This occurred primarily because our $150,000 contingent convertible senior notes ("Notes") are callable within 12 months (see Note 5). Our ability to refinance the Notes would be subject to prevailing market conditions at the time and could lead to a higher cost of capital or dilute our equity, depending on which strategy or combination of strategies we select. There are no assurances that such financing will be available to us on terms that we consider favorable to us.

        Recently issued or adopted accounting standards.    In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS 162"). This new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, "The Meaning of Present Fairly in

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Conformity With GAAP." We are currently evaluating the effect, if any, that SFAS 162 will have on our consolidated financial statements, relating to our accounting principles.

        In August 2007, the Financial Accounting Standards Board ("FASB") proposed FASB Staff Position (FSP) APB 14-a, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-a"). If approved, FSP APB 14-a will require us to separately account for the liability and equity components of our Notes and recognize additional interest expense at our nonconvertible debt borrowing rate. If the FSP is issued as drafted, it will be effective for fiscal 2009 and will require retrospective application. We are currently evaluating the proposed FSP and it may result in higher interest expense related to our Notes for all periods presented.

        In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" (SFAS 141R), which establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. This statement also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and interim periods within those fiscal years. SFAS 141R will become effective for our fiscal year beginning November 1, 2009. We are currently evaluating the effect the adoption of SFAS 141R will have on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement is effective for us beginning in November 2008. We have not yet determined whether we will elect to measure any items at fair value under SFAS 159.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning in November 2008. We are evaluating whether adoption of this statement will result in a change to our fair value measurements.

        In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes the recognition threshold and measurement criteria for determining the tax benefit amounts to recognize in the financial statements. This interpretation is effective for us beginning in November 2007. We are evaluating the potential impact of adopting this interpretation on our future results of operations, financial position or cash flows. FIN 48 requires that tax positions be assessed

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

using a two-step process. A tax position is recognized if it meets a "more likely than not" threshold, and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. Uncertain tax positions must be reviewed at each balance sheet date. Liabilities recorded as a result of this analysis must generally be recorded separately from any current or deferred income tax accounts, and are classified as current ("Other accrued liabilities") or long-term ("Other long-term liabilities") based on the time until expected payment. A cumulative effect adjustment to retained earnings was not required as a result of the implementation of FIN 48. At this time, the Company estimates a range of $1,000 to $3,000 of unrecognized tax liability as a result of the implementation of FIN 48.

        In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 was effective for our fiscal year 2007. The adoption of this statement did not have a material impact on our results of operations, financial position or cash flows.

2. ACQUISITIONS, OTHER SIGNIFICANT TRANSACTIONS AND DISPOSITIONS

        PGIC Table Games Division.    On September 26, 2007, we entered into a purchase agreement for the acquisition of PGIC's Table Games Division ("TGD") business ("Purchase Agreement"), including certain worldwide rights and lease contracts for all of PGIC's table game titles including Caribbean Stud® and Texas Hold' Em Bonus®, as well as a software distribution license agreement ("Software Distribution License Agreement"). Further, we also entered into an amended and restated license agreement with PGIC amending the current license agreement originally entered into on September 29, 2006, which granted us certain expanded rights.

        The acquisition grants us all of PGIC's rights, title, and interest, on a worldwide basis (except for certain defined carved-out customers and of electronic and video rights to the acquired games), in and to all of the assets in or part of the table games division including, without limitation, all intellectual property, hardware, software, existing customer agreements, installed table game base and inventory.

        Under the terms of the Purchase Agreement, we paid to PGIC an upfront payment of approximately $19,800. The Purchase Agreement also provides for future earn-out payments, where permitted, beginning in calendar 2008, including $3,500 in total non-interest bearing guaranteed minimum payments over a 4-year period, as follows: For each of 2008 and 2009, the guaranteed minimum amounts are $1,000 each year, paid quarterly; and for 2010 and 2011, are $750 each year, also paid quarterly. The future earn-out payments are based on the growth of the acquired TGD business in excess of annual baseline revenue of approximately $4,800. For 2008 and 2009, the earn-out will be 23% of revenue above the baseline amount; for 2010 and 2011, the earn-out will be 19% of revenue above the baseline; and for 2012 to 2016, 10.75% of revenue above the baseline. Actual earn-out payments are applied against the

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

2. ACQUISITIONS, OTHER SIGNIFICANT TRANSACTIONS AND DISPOSITIONS (Continued)

annual guaranteed minimum amounts. Future earn-out payments in excess of the minimum guaranteed payments will be added to the purchase price in accounting for the business combination. The recurring revenue for the twelve months ended June 30, 2007 of the acquired TGD business totaled approximately $4,800. The acquired installed lease base totaled approximately 600 tables.

        Under the Software Distribution License Agreement, we acquired PGIC's Game Manager™ software and related table hardware (collectively, the "GMS"). The Software Distribution License Agreement provides a framework for us to further utilize the GMS, as well as use PGIC's Casinolink® Jackpot System™ for installations where the GMS cannot handle the total number of tables and/or properties being managed. We paid PGIC a $3,000 advance of royalties due under the Software Distribution License Agreement within 10 days of signing the Purchase Agreement. Once the $3,000 advance is recouped, PGIC will receive recurring quarterly royalty payments for the placement of PGIC's progressive technology on our proprietary table games, subject to our further recoupment of $1,750 related to an earlier licensing transaction with PGIC. The royalty rate for our proprietary games is 15% of the net incremental revenue attributable to adding the progressive element. As of January 31, 2008, we have started integrating the GMS with certain versions of our proprietary table games in numerous jurisdictions.

        The following table sets forth the determination of the consideration paid for the PGIC TGD at the date of acquisition:

Cash	$19,755
Minimum future consideration, non-interest bearing	2,922
Direct acquisition costs	1,233

Total purchase price	$23,910

        In accordance with SFAS 141, the transaction was accounted for as a business combination and, accordingly, the preliminary purchase price was allocated to the underlying assets acquired based upon their estimated fair values at the date of the acquisition. The current purchase price allocation is preliminary and may be adjusted for up to one year after the acquisition. The purchase price may change subject to certain working capital adjustments, as defined in the Purchase Agreement, that have yet to be finalized. No liabilities were assumed in this transaction. The following table sets forth the preliminary allocation of the purchase price:

Inventory	$883
Property and equipment	1,101
Customer relationships, average life of 10 years	11,221
Backlog, average life of 1 year	126
Tradenames, trademarks, patents, and copyrights, average life of 10 years	2,999
Covenant not to compete, life of 7 years	207
Goodwill	7,373

$23,910

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

2. ACQUISITIONS, OTHER SIGNIFICANT TRANSACTIONS AND DISPOSITIONS (Continued)

        The acquisition of the PGIC TGD enhances the product offering in our PTG segment. These factors result in the recognition of certain intangible assets and goodwill. Backlog and covenant not to compete are being amortized on a straight-line basis over their useful lives. PGIC TGD amortization expenses for backlog and covenant not to compete were $72 and $0 for the six months ended April 30, 2008 and 2007, respectively. Customer relationships and tradenames, trademarks, patents, and copyrights are being amortized based on their projected revenue streams. PGIC TGD amortization expenses related to customer relationships and tradenames, trademarks, patents, and copyrights were $2,313 and $0 for the six months ended April 30, 2008 and 2007, respectively. Backlog and tradenames, trademarks, patents, and copyrights are charged to cost of leases and royalties, a component of gross margin. Customer relationships and covenant not to compete are reflected in selling, general and administrative expenses in the condensed consolidated statements of income.

3. FINANCIAL INSTRUMENTS

        Cash and cash equivalents.    Cash and cash equivalents include short-term investments with maturities of three months or less from their date of purchase. We maintain cash balances that exceed federally insured limits; however, we have incurred no losses on such accounts.

        Investments.    We classify all of our securities as available-for-sale. Our investments are recorded at fair market value, which, as of October 31, 2007 and 2006, includes $0 of unrealized gains.

        Investments at fair value consisted of the following as of October 31:

	2007	2006
United States government and agency obligations	$—	$11

        Fair value disclosures of financial instruments.    We estimate that the fair values of accounts receivable, the current portion of investment in sales-type leases and notes receivable, accounts payable and short term borrowings approximate their carrying values due to the relatively short-term nature of the instruments. It is impracticable to estimate the fair value of the long-term portion of our investment in sales-type leases and notes receivable.

        We estimate that the fair value of our $150,000 Contingent Convertible Senior Notes (the "Notes") as of October 31, 2007, was $138,353 based on quoted market prices.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

4. RECEIVABLES AND INVESTMENT IN SALES-TYPE LEASES

        The following provides additional disclosure for accounts receivable, notes receivable and investment in sales-type leases as of October 31:

	2007	2006
Accounts receivable, net:
Trade receivables	$35,521	$34,084
Less: allowance for bad debts	(476)	(1,422)

Total	$35,045	$32,662

	2007	2006
Investment in sales-type leases and notes receivable, net:
Minimum sales-type lease payments	$10,715	$15,314
Notes receivable—table game licenses	7,798	11,395

Sub-total sales-type leases and notes receivable	18,513	26,709

Less: interest sales-type leases	(1,085)	(1,615)
Less: deferred service revenue	(1,976)	(2,839)
Less: allowance for bad debts	(236)	(681)

Investment in sales-type leases and notes receivable, net	15,216	21,574

Less: current portion sales-type leases	(4,266)	(4,512)
Less: current portion notes receivable—table game licenses	(4,826)	(5,552)

Long-term portion investment in sales-type leases and notes receivable	$6,124	$11,510

        We maintain provisions for bad debts for estimated credit losses that result from the inability of our customers to make required payments. The provisions for bad debts are estimated based on historical experience and specific customer collection issues.

        Sales-type leases are interest-bearing at fixed market interest rates, require monthly installment payments over periods ranging generally from 30 to 60 months and contain bargain purchase options. Notes receivable includes financing arrangements for sales of our intellectual property products. Amounts are interest-bearing at fixed market interest rates and require monthly installments ranging generally from 30 to 60 months. Future minimum lease payments (principal, deferred revenue and interest) to be received for both sales-type leases and notes receivable are as follows:

	Year Ending October 31,
	2008	2009	2010	2011	Total
Investment in sales-type leases and notes receivable, net:
Future sales-type lease payments	$6,794	$3,491	$430	$—	$10,715
Notes receivable—table game licenses	4,587	2,609	594	9	7,799

Sub-total sales-type leases and notes receivable	11,381	6,100	1,024	9	18,514

Less: interest sales-type leases	(788)	(262)	(35)	—	(1,085)
Less: deferred service revenue	(1,265)	(641)	(71)	—	(1,977)
Less: allowance for bad debts	(236)	—	—	—	(236)

Investment in sales-type leases and notes receivable, net	$9,092	$5,197	$918	$9	$15,216

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

5. OTHER BALANCE SHEET DATA

        The following provides additional disclosure for selected balance sheet accounts as of October 31:

	2007	2006
Inventories:
Raw materials and component parts	$18,975	$9,585
Work-in-process	2,141	3,051
Finished goods	12,965	12,022

Total	$34,081	$24,658

	2007	2006
Products leased and held for lease:
Utility products	$29,678	$21,500
Less: accumulated depreciation	(22,802)	(13,864)

Utility Products, net	6,876	7,636

Proprietary Table Games	1,783	845
Less: accumulated depreciation	(703)	(836)

Proprietary Table Games, net	1,080	9

Electronic Table Systems	12,076	4,415
Less: accumulated depreciation	(4,146)	(778)

Electronic Table Systems, net	7,930	3,637

Electronic Gaming Machines	222	222
Less: accumulated depreciation	(222)	(222)

Electronic Gaming Machines, net	—	—

Total, net	$15,886	$11,282

	2007	2006
Property and equipment:
Office furniture and computer equipment	$8,143	$6,835

Less: accumulated depreciation	(5,273)	(4,824)

Property and equipment, net	2,870	2,011
Leasehold Improvements:	5,302	4,673
Less: accumulated depreciation	(3,144)	(2,702)

Leasehold Improvements, net	2,158	1,971

Production equipment and other:	11,669	9,672
Less: accumulated depreciation	(5,455)	(3,875)

Production equipment and other, net	6,214	5,797

Total, net	$11,242	$9,779

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

5. OTHER BALANCE SHEET DATA (Continued)

	2007	2006
Other long-term assets:
Debt issuance costs, net	$2,833	$2,369
Deposits	3,872	3,507
Investment in Sona	1,749	1,931
PGIC TGD prepaid royalty	4,750	—
Other	2,173	1,535

Total	$15,377	$9,342

        Total debt issuance costs incurred with the issuance of long-term debt are capitalized and amortized as interest expense using the effective interest method over the term of the related debt. Amortization of debt issuance costs were $1,327 and $1,511 for the year ended October 31, 2007 and 2006, respectively. Debt issuance costs related to the $100,000 senior secured revolving credit facility (the "Revolver") obtained in November 2006 were $1,742.

        Deposits are primarily comprised of a $3,000 security deposit related to our patent infringement lawsuit against Elixir Gaming Technologies, Inc., (formerly "VendingData") and deposits associated with equipment purchases. See Notes 15 and 16 for more information related to the Elixir Gaming Technologies, Inc., (formerly "VendingData") litigation.

        Other long term assets of $2,173 and $1,535, respectively, principally include $1,659 and $1,433, respectively, of prepaid corporate development fees and $512 and $0, respectively, of restricted cash related to the King's Gaming Inc. contingent consideration related to the purchase of the Play Four Poker™ patent and trademark. See Note 7 for more information.

        We classify our investment in Sona as available-for-sale. Our investment is recorded at fair market value, which, as of October 31, 2007 and October 31, 2006, was $1,749 and $1,931, respectively.

6. INTANGIBLE ASSETS AND GOODWILL

        Amortized intangible assets.    All of our recorded intangible assets, excluding goodwill and the Stargames and CARD trademarks, are subject to amortization. Amortization expense was $19,421, $9,045, and $5,954 for each of the years ended October 31, 2007, 2006, and 2005, respectively.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

6. INTANGIBLE ASSETS AND GOODWILL (Continued)

        Amortized intangible assets are comprised of the following as of October 31:

	Weighted Avg Useful Life	2007	2006
Amortized intangible assets:
Patents, games and products	10 years	$62,465	$53,452
Less: accumulated amortization		(23,945)	(15,159)

		38,520	38,293

Customer relationships	10 years	23,537	10,221
Less: accumulated amortization		(2,251)	(767)

		21,286	9,454

Licenses and other	6 years	5,136	6,313
Less: accumulated amortization		(1,813)	(1,661)

		3,323	4,652

Developed technology	4 years	10,254	8,510
Less: accumulated amortization		(4,486)	(1,596)

		5,768	6,914

PGIC Backlog	1 Year	126	—
Less: accumulated amortization		(11)	—

		115	—

Total		$69,012	$59,313

        Changes in gross balances relate primarily to foreign currency translation adjustments and the acquisition of PGIC's TGD.

        Estimated amortization expense related to recorded intangible assets, excluding the Stargames and CARD trademarks, is as follows:

Year ending October 31,
2008	$14,340
2009	13,894
2010	10,191
2011	7,588
2012	5,107
Thereafter	17,892

$69,012

        Trademarks.    Intangibles with an indefinite life consisting of the Stargames and CARD trademarks are not amortized and were $22,331 and $18,591 as of October 31, 2007 and 2006, respectively.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

6. INTANGIBLE ASSETS AND GOODWILL (Continued)

        Goodwill.    Changes in the carrying amount of goodwill for the year ended October 31, 2007, are as follows:

	Utility Products	Proprietary Table Games	Electronic Table Systems	Electronic Gaming Machines	Total
Balance at October 31, 2006	$38,346	$—	$42,043	$11,311	$91,700
Foreign currency translation adjustment	5,110	—	8,500	2,288	15,898
Adjustments to Stargames purchase price allocation	—	—	(7,578)	(2,039)	(9,617)
PGIC TGD Acquisition	—	7,373	—	—	7,373

Balance at October 31, 2007	$43,456	$7,373	$42,965	$11,560	$105,354

        Our goodwill originated from our acquisitions of foreign subsidiaries and the PGIC TGD. For both domestic and foreign income tax purposes, goodwill is amortized using the straight-line method and deducted over its statutory fifteen year life. Goodwill has been assigned to our Utility Products, PTG, ETS and EGM reporting units, as defined under SFAS 142.

        Adjustments to goodwill for the year ended October 31, 2007, related to the final purchase price allocation for the Stargames acquisition as well as an adjustment at Stargames related to the reversal of an approximately $1,550 pre-acquisition liability, included in accrued liabilities, for a potential Australian Goods and Services Tax ("GST") liability associated with export of sales in the period December 2001 through November 2006. Goodwill was also impacted by approximately $400 of other Stargames tax-related adjustments.

        For the fiscal year ended October 31, 2007, a $7,659 decrease to goodwill and corresponding decrease to deferred tax liability was recognized. This adjustment relates to recording additional tax basis for the Stargames PC3 and other non-amortizable identified intangibles acquired in the acquisition. These financial accounting assets had originally been recorded without a corresponding tax asset as the availability of a deduction was dependent on interpretation of newly enacted Australian tax consolidation rules which were unclear. During the fourth quarter, we concluded our Australian consolidation process and performed additional research to confirm whether certain assets would qualify for a tax deduction or amortization. Based on these efforts, we adjusted goodwill to reflect the existence of a tax asset and hence the corresponding reduction in the deferred tax liability originally recorded.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

7. DEBT AND LONG-TERM LIABILITIES

        Debt and long-term liabilities consisted of the following as of October 31:

	October 31,
	2007	2006
Contingent convertible senior notes (Notes), fixed rate interest at 1.25%, due 2024	$150,000	$150,000
Senior secured revolving credit facility (Revolver)	75,680	—
Bridge loan, due November 2006 (Old Credit Agreement)	—	70,000
Stargames credit facility	—	3,872
BTI acquisition contingent consideration	2,434	4,441
ENPAT note payable, non-interest bearing, due in installments through 2007	2,985	5,823
PGIC TGD minimum consideration, non-interest bearing, due in installments through 2011	2,922	—
Kings Gaming Inc. contingent consideration	512	—
Bet the Set "21" contingent consideration	478	526
VIP note payable	—	329
Other	1,619	1,056

	236,630	236,047
Less: current portion	(3,932)	(77,294)

	$232,698	$158,753

        Contingent Convertible Senior Notes.    In April 2004, we issued $150,000 of Notes due 2024 through a private placement under Rule 144A of the Securities Act of 1933. The Notes are unsecured and bear interest at a fixed rate of 1.25% per annum. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, beginning October 15, 2004.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

7. DEBT AND LONG-TERM LIABILITIES (Continued)

        Holders may convert any outstanding Notes into cash and shares of our common stock at an initial conversion price per share of $28.07. This represents a conversion rate of approximately 35.6210 shares of common stock per $1,000 in principal amount of Notes. The value of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the Notes will be determined based on the applicable Conversion Rate, Conversion Value, Principal Return, and other factors, each as defined in the indenture covering these Notes.

        The Notes are convertible, at the holders' option, into cash and shares of our common stock, under any of the following circumstances:

  •
  during any fiscal quarter commencing after the date of original issuance of the Notes, if the closing sale price of our common stock over 20 trading days, during the previous quarter, is more than 120% of the conversion price of the Notes on the last trading day of the previous quarter;

  •
  if we have called the Notes for redemption and the redemption has not yet occurred;

  •
  during the five trading day period immediately after any five consecutive trading day period in which the trading price of the Notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our common stock on such day multiplied by the number of shares of our common stock issuable upon conversion of $1,000 in principal amount of the Notes, provided that, if on the date of any conversion pursuant to this trading price condition, our common stock price on such date is greater than the conversion price but less than 120% of the conversion price, then the holder will be entitled to receive Conversion Value (as defined in the indenture covering these Notes) equal to the principal amount of the Notes, plus accrued and unpaid interest including liquidated damages, if any; or

  •
  upon the occurrence of specified corporate transactions.

        We may call some or all of the Notes at any time on or after April 21, 2009, at a redemption price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest and including liquidated damages, if any, up to but not including the date of redemption. In addition, the holders may require us to repurchase all or a portion of their Notes on April 15, 2009, 2014 and 2019, at 100% of the principal amount of the Notes, plus accrued and unpaid interest and including liquidated damages, if any, up to but not including the date of repurchase, payable in cash. Upon a change in control, as defined in the indenture governing the Notes, holders may require us to repurchase all or a portion of their Notes, payable in cash equal to 100% of the principal amount of the Notes plus accrued and unpaid interest and liquidated damages, if any, up to but not including the date of repurchase.

        $100,000 Senior Secured Revolving Credit Facility.    On November 30, 2006, we entered into a $100,000 Revolver with Deutsche Bank Trust Company Americas, as a Lender, and as the Administrative Agent Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A., as Joint Lead Arrangers and Book Managers and Wells Fargo Bank, N.A. as Syndication Agent. We

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

7. DEBT AND LONG-TERM LIABILITIES (Continued)

initially drew $71,180 on the bank facility, which was used to repay in its entirety the Old Credit Agreement. We drew an additional $4,500, net of payments, on the Revolver during fiscal 2007, which was used in part to fund the PGIC TGD acquisition. The outstanding balance on the Revolver was $75,680 at October 31, 2007. Our effective interest rate as of October 31, 2007 was 7.5%. Any remaining amount available under the Revolver will be used for working capital, capital expenditures, permitted asset acquisitions, and general corporate purposes, including share repurchases. The Revolver will mature on November 30, 2011.

        The interest rate under the Revolver is based on the sum of the relevant Base Rate or Eurodollar Rate plus the Applicable Margin, based on the total leverage ratio as defined, each as in effect from time to time. The obligations under the revolving credit facility are guaranteed by each wholly-owned domestic subsidiary of ours that is not an immaterial subsidiary and each wholly-owned domestic subsidiary that is not an immaterial subsidiary of the Company established, created or acquired after November 30, 2006, if any. The Revolver contains customary affirmative and negative covenants for transactions of this nature, including but not limited to restrictions and limitations on the following:

  •
  Permitted acquisitions;

  •
  Incurrence of indebtedness;

  •
  Granting or incurrence of liens;

  •
  Payment of dividend and other distributions in respect of our equity securities;

  •
  Acquire assets and make investments;

  •
  Sales of assets;

  •
  Transactions with affiliates;

  •
  Mergers;

  •
  Total leverage ratio;

  •
  Interest expense coverage ratio; and

  •
  Agreements to restrict dividends and other payments from subsidiaries.

        At October 31, 2007, we had approximately $24,320 of available remaining credit under the Revolver. Further, as of October 31, 2007, we were in compliance with all financial covenants. We have two financial maintenance covenants under our Credit Facility: a Total Leverage Ratio and an Interest Expense Coverage ratio. Our Credit Agreement prohibits us from exceeding a Total Leverage Ratio, as defined therein, of 4.5:1. Our Total Leverage Ratio as of October 31, 2007 was 3.8 to 1.0. Our Credit Agreement requires us to maintain an Interest Coverage Ratio, as defined therein, in excess of 3.0 to 1.0. Our Interest Coverage Ratio as of October 31, 2007 was 8.4 to 1.0.

        Stargames credit facility.    Stargames had banking facilities with the Australia and New Zealand Banking Group ("ANZ"). The facilities had a borrowing capacity of AU $12,700, but we elected to pay all amounts outstanding and cancel the Stargames credit facility effective

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

7. DEBT AND LONG-TERM LIABILITIES (Continued)

October 31, 2007. The amount outstanding as of October 31, 2006, was $3,872. Interest rates were based on the bank bill swap yield, as defined, plus a margin.

        The facilities were secured by a cross guarantee and indemnity between all the operating entities of the Stargames group. The agreements provided for collateralization of all the assets and operations of all members of the Stargames group as well as the operating facilities of Stargames based in Milperra, New South Wales, Australia.

        BTI liabilities.    In connection with our acquisition of certain games and related assets of Bet Technology, Inc. ("BTI") in February 2004, we recorded an initial estimated liability of $7,616 for contingent installment payments computed as the excess fair value of the acquired assets over the fixed installments and other direct costs. The contingent consideration is non-interest bearing. Beginning November 2004, we pay monthly note installments based on a percentage of certain revenue from BTI games for a period of up to ten years, not to exceed $12,000. The balance of this liability as of October 31, 2007 and October 31, 2006, were $2,434 and $4,441, respectively.

        ENPAT note payable.    In December 2004, we purchased two RFID technology patents from ENPAT for $12,500. The purchase price was comprised of an initial payment of $2,400 followed by a $1,100 payment in January 2005 and non-interest bearing annual installments through December 2007. The balance as of October 31, 2007 and October 31, 2006, of $2,985 and $5,823, respectively, represents the discounted present value of the future payments, including imputed interest of approximately $146 and $265, respectively. The remaining principal and interest payment of $3,000 was paid in December 2007.

        Kings Gaming Inc. contingent consideration.    In April 2007, we purchased the Play Four Poker patent and trademark from Kings Gaming Inc. for a total purchase price of $1,140. Of the total $1,140 purchase price, $500 was deposited into an interest bearing escrow account for Kings Gaming Inc, which shall remain in escrow until September 1, 2012 ("Maturity Date"); consequently the $500 is classified as a restricted asset on our balance sheet in other long term assets. Upon expiration of the escrow period, Kings Gaming Inc. will be entitled to the $500 escrowed amount and interest earned thereon contingent upon no claims being made against the purchased patent and trademark, as outlined in the Intellectual Property Purchase Agreement, dated April 17, 2007 ("Effective Date"). On each anniversary of the Effective Date until the Date of Maturity, Kings Gaming, Inc. shall only be entitled to interest accrued in the interest bearing escrow account. The balance of this liability as of October 31, 2007 was $512. Our effective interest rate as of October 31, 2007 was 5.8%.

        Bet the Set "21" contingent consideration.    In connection with our acquisition of Bet the Set "21" in June 2005, we recorded contingent consideration of $560. The contingent consideration is non-interest bearing and consists of quarterly payments of 22.5% of "adjusted gross revenues," as defined, attributed to the Bet the Set "21" side bet table games up to a maximum of $560. The balance of this liability as of October 31, 2007 and October 31, 2006, was $478 and $526, respectively.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

7. DEBT AND LONG-TERM LIABILITIES (Continued)

        PGIC Table Games Division minimum consideration.    In connection with our acquisition of PGIC's worldwide TGD on September 26, 2007, we recorded minimum consideration of $3,500 due in non-interest bearing quarterly installments through December 2011. The minimum consideration consists of quarterly payments for each calendar year beginning in 2008 through 2011. The annual minimum consideration amounts to be paid in 2008 and 2009 are $1,000 each year and the annual minimum consideration amounts to be paid in 2010 and 2011 are $750 each year. The balance as of October 31, 2007 of $2,922 represents the discounted present value of the future payments, excluding imputed interest of approximately $578 using an effective interest rate of 7.25%.

        Maturities of long-term debt for the five fiscal years ending subsequent to October 31, 2007, are as follows:

Year ending October 31,
2008	$3,932
2009	151,259
2010	736
2011	1,288
2012	75,947
Thereafter	3,468

Total	$236,630

8. SHARE-BASED COMPENSATION

        Adoption of SFAS 123R.    Effective November 1, 2005, we account for stock-based compensation in accordance with SFAS No. 123 (revised 2004) ("SFAS 123R"), "Share-Based Payment", and SAB No. 107 ("SAB 107"), "Share-Based Payment" requiring the measurement and recognition of all share-based compensation under the fair value method. We previously accounted for stock-based compensation in accordance with APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and the FASB's Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25", and disclosed supplemental information in accordance with SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Under these standards, we did not incur compensation expense for employee stock options when the exercise price was at least 100% of the market value of our common stock on the date of grant. SFAS 123R requires that all stock-based compensation, including shares and share-based awards to employees, be valued at fair value. We measure the fair value of share-based awards using the Black-Scholes model.

        Under SFAS 123R, compensation is attributed to the periods of associated service. For awards granted prior to November 1, 2005, such expense is being recognized on an accelerated basis since that is the method that we previously applied in our supplemental disclosures. Beginning with awards granted on November 1, 2005, such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

8. SHARE-BASED COMPENSATION (Continued)

estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

        We adopted SFAS 123R by applying the modified-prospective transition method and reclassified previously recorded deferred compensation to additional paid-in capital ("APIC"). Under this method, we began applying the valuation and other criteria of SFAS 123R on November 1, 2005, and began recognizing expense for the unvested portion of previously issued grants at the same time, based on the valuation and attribution methods originally used to calculate the disclosures.

        In addition, SFAS 123R requires the excess tax benefit from stock-option exercises—tax deductions in excess of compensation cost recognized—to be classified as a financing activity. Previously, all tax benefits from stock option exercises were classified as operating activities. We have evaluated the provisions of SFAS 123R-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" and have elected the alternative method for establishing the APIC pool. The $854 and $3,682 of excess tax benefits in fiscal 2007 and 2006, respectively, are classified as operating cash outflows and financing cash inflows.

        Maturities of long-term debt for the five fiscal years ending subsequent to October 31, 2007, are as follows:

Year ending October 31,
2008	$3,932
2009	151,259
2010	736
2011	1,288
2012	75,947
Thereafter	3,468

Total	$236,630

8. SHARE-BASED COMPENSATION

        Adoption of SFAS 123R.    Effective November 1, 2005, we account for stock-based compensation in accordance with SFAS No. 123 (revised 2004) ("SFAS 123R"), "Share-Based Payment", and SAB No. 107 ("SAB 107"), "Share-Based Payment" requiring the measurement and recognition of all share-based compensation under the fair value method. We previously accounted for stock-based compensation in accordance with APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and the FASB's Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25", and disclosed supplemental information in accordance with SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Under these standards, we did not incur compensation expense for employee stock options when the exercise price was at least 100% of the market value of our common stock on the date of grant. SFAS 123R requires that all stock-based compensation, including shares and share-based awards to employees, be valued at fair value. We measure the fair value of share-based awards using the Black-Scholes model.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

8. SHARE-BASED COMPENSATION (Continued)

        Under SFAS 123R, compensation is attributed to the periods of associated service. For awards granted prior to November 1, 2005, such expense is being recognized on an accelerated basis since that is the method that we previously applied in our supplemental disclosures. Beginning with awards granted on November 1, 2005, such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

        We adopted SFAS 123R by applying the modified-prospective transition method and reclassified previously recorded deferred compensation to additional paid-in capital ("APIC"). Under this method, we began applying the valuation and other criteria of SFAS 123R on November 1, 2005, and began recognizing expense for the unvested portion of previously issued grants at the same time, based on the valuation and attribution methods originally used to calculate the disclosures.

        In addition, SFAS 123R requires the excess tax benefit from stock-option exercises—tax deductions in excess of compensation cost recognized—to be classified as a financing activity. Previously, all tax benefits from stock option exercises were classified as operating activities. We have evaluated the provisions of SFAS 123R-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" and have elected the alternative method for establishing the APIC pool. The $854 and $3,682 of excess tax benefits in fiscal 2007 and 2006, respectively, are classified as operating cash outflows and financing cash inflows.

        Share-based award plans.    In February 2004, our board of directors adopted and, in March 2004, our shareholders approved the Shuffle Master, Inc. 2004 Equity Incentive Plan (the "2004 Plan") and the Shuffle Master, Inc. 2004 Equity Incentive Plan for Non-Employee Directors (the "2004 Directors' Plan"). These approved plans replaced our prior plans and no further options may be granted from the prior plans. Both the 2004 Plan and the 2004 Directors' Plan provide for the grant of stock options, stock appreciation rights (none issued), restricted stock, and restricted stock units, individually or in any combination (collectively referred to as "Awards"). Stock options may not be granted at an exercise price less than the market value of our common stock on the date of grant and may not be subsequently repriced. Equity granted under the 2004 Plan generally vest in equal increments over four years and expire in ten years. Equity granted under the 2004 Directors' Plan generally vest immediately and expire in ten years, although initial equity grants to directors upon joining the Board can partly vest either immediately and/or partly over one or two years.

        The 2004 Plan provides for the grants of Awards to our officers, other employees and contractors. The maximum number of Awards which may be granted is 2,700 of which no more than 1,890 may be granted as restricted stock. The 2004 Directors' Plan provides for the grants of Awards to our non-employee directors. The maximum number of Awards which may be granted is 1,125 of which no more than 788 may be granted as restricted stock.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

8. SHARE-BASED COMPENSATION (Continued)

        As of October 31, 2007, 956 and 867 shares are available for grant under the 2004 Plan and 2004 Directors' Plan, respectively. A summary of activity under our share-based payment plans for the year ended October 31, 2007 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 31, 2005	3,822	$17.01	7.0
Granted	142	32.96
Exercised	(697)	11.30
Forfeited or expired	(136)	13.55

Outstanding at October 31, 2006	3,131	19.16	7.0
Granted	142	27.23
Exercised	(229)	11.12
Forfeited or expired	(138)	29.96

Outstanding at October 31, 2007	2,906	19.68	6.4	2,757

Exercisable at October 31, 2007	2,330	17.71	6.0	2,757
Vested and expected to vest at October 31, 2007	2,757	$19.68	6.4	2,757

        The total intrinsic value of stock options exercised during the year ended October 31, 2007 and 2006 was $4,158 and $13,070, respectively. The total income tax benefits from stock option exercises during the year ended October 31, 2007 and 2006 were $1,133 and $3,908, respectively. As of October 31, 2007, there was a total of $4,045 of unamortized compensation related to stock options, which expense is expected to be recognized over a weighted-average period of 2.1 years. As noted earlier, we are recognizing expense for awards granted prior to November 1, 2005 on an accelerated basis, so a disproportionate amount of unamortized expense will be recognized in the first 12 months of this weighted-average period.

        During the years ended October 31, 2007, 2006 and 2005 we issued 227, 64 and 193 shares of restricted stock, respectively, with an aggregate fair value of $5,773, $2,113 and $4,781, respectively. The total value of each restricted stock grant, based on the fair market value of the stock on the date of grant, is amortized to compensation expense over the related vesting period. Net income, as reported, for the year ended October 31, 2007 and 2006, reflects $2,149 and $1,275 respectively, of amortization of restricted stock compensation.

        During the years ended October 31, 2007, 2006 and 2005, we granted 142, 142, and 983 stock options, respectively, with a grant date fair value of $1,467, $1,773 and $4,798, respectively.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

8. SHARE-BASED COMPENSATION (Continued)

        A summary of activity related to restricted stock for the year ended October 31, 2007 is presented below:

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at October 31, 2005	276	$19.11
Granted	64	33.27
Exercised	—	—
Forfeited	—	—

Nonvested at October 31, 2006	340	26.01
Granted	227	25.42
Exercised	(30)	33.02
Forfeited	(51)	25.94

Nonvested at October 31, 2007	486	$26.19

        As of October 31, 2007, there was $7,423 of unamortized compensation expense related to restricted stock, which expense is expected to be recognized over a weighted-average period of 2.1 years.

        Recognition of compensation expense.    The following table shows information about compensation costs recognized for the years ended October 31:

	2007	2006	2005
Compensation costs:
Stock options	$1,881	$3,515	$60
Restricted stock	2,931	1,997	759

Total compensation cost	4,812	5,512	819
Related tax benefit	$(1,313)	$(1,720)	$(300)

        Reported share-based compensation expense was classified as follows for the years ended October 31:

	2007	2006	2005
Cost of sales	$43	$102	$—
Selling, general and administrative	4,391	5,108	819
Research and development	378	302	—

Total share-based compensation	$4,812	$5,512	$819

        We estimate the fair value of each stock option award on the grant date using the Black-Scholes valuation model incorporating the weighted-average assumptions noted in the following table (assumptions in 2005 were used to compute the pro forma compensation for disclosure purposes only). Option valuation models require the input of highly subjective assumptions, and changes in assumptions used can materially affect the fair value estimate. Expected volatility and dividends are based on historical factors related to our common stock. Expected term represents the estimated weighted-average time between grant and employee

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

8. SHARE-BASED COMPENSATION (Continued)

exercise. Risk free interest rate is based on U.S. Treasury rates appropriate for the expected term.

	Year Ended October 31,
	2007	2006	2005
Option valuation assumptions:
Expected dividend yield	None	None	None
Expected volatility	39.6%	37.1%	49.5%
Risk-free interest rate	4.6%	4.7%	3.4%
Expected term	4.2 years	4.4 years	5.3 years

        Pro forma disclosures.    Had we accounted for these plans during 2005 under the fair value method allowed by SFAS 123, our net income and earnings per share would have been reduced to recognize the fair value of employee options, as follows for the years ended October 31:

2005
Net income
As reported	$29,180
Incremental after-tax pro forma share-based compensation	(10,485)

Comparative net income (prior year pro forma)	$18,695

Basic earnings per share
As reported	$0.84
Pro forma	$0.54
Diluted earnings per share
As reported	$0.80
Pro forma	$0.51

9. EARNINGS PER SHARE

        Shares used to compute basic and diluted earnings per share from continuing operations for the years ended October 31 are as follows:

	2007	2006	2005
Income from continuing operations	$16,301	$5,339	$29,104

Basic:
Weighted average shares	34,680	34,585	34,924

Diluted:
Weighted average shares, basic	34,680	34,585	34,924
Dilutive impact of options and restricted stock outstanding	593	1,176	1,343
Dilutive effect of contingent convertible notes	3	291	111

Weighted average shares, diluted	35,276	36,052	36,378

Basic earnings per share	$0.47	$0.15	$0.83
Diluted earnings per share	$0.46	$0.15	$0.80
Weighted average anti-dilutive shares excluded from diluted EPS	6,739	993	1,350

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

9. EARNINGS PER SHARE (Continued)

        We account for the $150,000 of Notes due 2024 (the "Notes") in accordance with FASB EITF No. 04-08 ("EITF 04-08"), "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" which requires us to include the dilutive effect of our outstanding Notes shares in our diluted earnings per share calculation, regardless of whether the market price trigger or other contingent conversion feature has been met. Because our Notes include a mandatory cash settlement feature for the principal payment, we applied the treasury stock method. This method results in incremental dilutive shares when the average fair value of our common stock for a reporting period exceeds the initial conversion price per share of $28.07. For certain quarters during the years ended October 31, 2007, 2006, and 2005, the average fair value of our common stock exceeded $28.07, and accordingly, the dilutive effect is included in our diluted shares calculation.

10. SHAREHOLDERS' EQUITY

        Common stock repurchases.    Our board of directors periodically authorizes us to repurchase shares of our common stock. Under our existing board authorization, during the year ended October 31, 2007, we repurchased 77 shares of our common stock for a total of $1,963 at an average price of $25.50. As of October 31, 2007, $28,203 remained outstanding under our board authorization. Under our board authorization, during the years ended October 31, 2006 and 2005, we repurchased 317 and 1,473 shares of our outstanding stock at total costs of $8,665 and $38,643, respectively. We cancel shares that we repurchase.

        The timing of our repurchases of our common stock pursuant to our board of directors' authorization is dependent on future opportunities and on our views, as they may change from time to time, as to the most prudent uses of our capital resources, including cash and borrowing capacity.

        Tax benefit from stock option exercises.    During each of the years ended October 31, 2007, 2006 and 2005, we recorded income tax benefits of $1,133, $3,908, and $5,287, respectively, related to deductions for employee stock option exercises. These tax benefits, which reduced income taxes payable and increased additional paid-in capital by an equal amount, had no effect on our provision for income taxes.

        Preferred stock purchase rights.    In February 2005 and June 2008, we amended our Shareholder Rights Agreement, dated June 26, 1998 (the "Rights Agreement"). As more fully described therein, and subject to the terms thereof, the Rights Agreement, as amended, generally gives holders of our common stock rights to acquire shares of our preferred stock upon the occurrence of specified events. The amendment (a) eliminated all requirements in the Rights Agreement that actions, approvals and determinations to be taken or made by our board of directors be taken or made by a majority of the "Continuing Directors," and (b) reflects the change of the name of our stock transfer agent to Wells Fargo Bank, N.A.

        The Shareholder Rights Agreement was implemented by distributing one preferred share purchase right (a "Right") for each outstanding share of our common stock held of record as of July 10, 1998. Additionally, we further authorized and directed the issuance of one Right with respect to each share of our common stock that shall become outstanding thereafter

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

10. SHAREHOLDERS' EQUITY (Continued)

until the Rights become exercisable or they expire as described below. Each Right initially entitles holders of our common stock to buy one one-hundredth of a share of our Preferred Stock at a price of $3.56 (as currently adjusted), subject to adjustment. The Rights will generally become exercisable after a person or group acquires beneficial ownership of 20% or more of our common stock or announces a tender offer upon consummation of which such person or group would own 20% or more of our common stock.

        If any person or group becomes the owner of 20% or more of our common stock, then, in lieu of the right to purchase any Preferred Stock, each Right will therefore entitle its holder (other than an acquiring person or member of an acquiring group) to purchase shares of our common stock in an amount equal to the exercise price ($3.56, as currently adjusted) of one one-hundredth share of the preferred stock divided by 50% of the then-current market price of one share of common stock.

        In addition, if we are acquired in a merger or other business combination transaction, or sell 20% or more of our assets or earnings power then, in lieu of the right to purchase Preferred Stock, each Right will thereafter generally entitle its holder to purchase common shares of the acquiring company using the same formula as for our common stock.

        The Rights expire in September 2008 unless earlier redeemed or terminated. At the option of our board of directors, we generally may amend the Rights or redeem the Rights at $0.01 per Right at any time prior to the time a person or group has acquired 20% of our common stock.

11. EMPLOYEE BENEFIT PLANS

        U.S. defined contribution plan.    We sponsor a defined contribution plan, which qualifies under Section 401(k) of the Internal Revenue Code and covers U.S. employees who meet certain age and service requirements. We may make matching contributions to the plan based on a percentage of employee compensation and actual contributions. In the years ended October 31, 2007, 2006 and 2005, we elected to make matching contributions of 50% of employee contributions up to 4% of compensation, totaling $335, $248, and $234, respectively.

        Austrian pension commitments.    In April and May 2004, we formalized our defined contribution pension agreements with certain Austrian employees. We pay contributions to an external pension fund administered by ÖPAG Pensionskassen AG. Aggregate pension expense relating to our Austrian agreements in the years ended October 31, 2007, 2006 and 2005 were $102, $53, and $36, respectively.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

12. OTHER EXPENSE

        Other expense is comprised of the following:

	October 31,
	2007	2006	2005
Interest income	$1,644	$1,998	$2,336
Interest expense	(7,487)	(6,863)	(2,302)
Amortization of debt issue costs	(1,327)	(1,511)	(961)
Foreign currency (loss) gain	(3,109)	(414)	215
Other	305	91	55

Total Other expense	$(9,974)	$(6,699)	$(657)

        Interest income relates to our investment in sales-type leases and notes receivable portfolio.

        Interest expense for the year ended October 31, 2007 primarily relates to interest on our Notes and Revolver. Interest expense during fiscal 2006 primarily relates to interest on the Notes and on our Old Credit Agreement. Interest expense during fiscal 2005 relates principally to our Notes.

        Amortization of debt issue costs for the year ending October 31, 2007 relate to our Notes and the Revolver. For fiscal years presented prior to 2007, amortization of debt issue costs relates primarily to the Notes.

        Foreign currency (loss) gain relates to fluctuations of the U.S. dollar, the Euro, the Australian dollar and the Pataca. Our foreign subsidiaries engage in activities with us and certain customers in U.S. dollar denominated contracts. Additionally, we have initiated the settling of certain inter-company balances, which has resulted in the recognition of additional foreign currency fluctuations pursuant to SFAS No. 52, "Foreign Currency Translation" for the year ended October 31, 2007.

13. INCOME TAXES

        We record deferred income taxes to reflect the income tax consequences in future years between the financial reporting and income tax bases of assets and liabilities, and future tax benefits such as net operating loss carry forwards and other tax credits. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to reverse. We provide valuation allowances to reduce deferred tax assets to an amount that is more likely than not to be realized. We evaluate the likelihood of recovering our deferred tax assets by estimating sources of future taxable income. The provision for income taxes is the sum of the tax currently payable and the change in deferred taxes during the year.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

13. INCOME TAXES (Continued)

        The income tax (benefit) provision attributable to our continuing and discontinued operations was as follows for the years ended October 31:

	2007	2006	2005
Continuing operations	$(1,999)	$13,373	$14,496
Discontinued operations	46	(90)	44

Total	$(1,953)	$13,283	$14,540

        The components of the (benefit) provision for income taxes from continuing operations was as follows for the years ended October 31:

	2007	2006	2005
Current:
Federal	$6,345	$13,647	$16,364
State	747	658	1,210
Foreign	64	1,290	(526)

	7,156	15,595	17,048

Deferred:
Federal	(1,586)	(1,343)	(2,980)
State	(82)	(60)	(312)
Foreign	(7,487)	(819)	740

	(9,155)	(2,222)	(2,552)

Total	$(1,999)	$13,373	$14,496

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

13. INCOME TAXES (Continued)

        Deferred tax assets and liabilities consisted of the following as of October 31:

	2007	2006	2005
Deferred tax assets:
Inventories	$5,458	$4,429	$976
Accounts receivable	236	684	368
Employee benefits	1,157	768	234
Deferred revenue	277	835	44
Investment impairment write-downs	1,236	1,033	376
Other reserves	977	317	415
Stock awards	2,758	2,081	380
Fixed Assets	659	391	87
Foreign net operating loss carryforward	3,666	1,410	407
Contingent consideration on patent purchase	1,095	1,926	2,525
Foreign tax credits / receivables	248	331	—
Intangible assets	6,640	—	—
Other	1,032	304	133

Total gross deferred tax assets	25,439	14,509	5,945
Less: valuation allowance	(1,505)	(880)	(363)

Deferred tax assets	23,934	13,629	5,582

Deferred tax liabilities:
Goodwill	2,478	1,608	908
Intangible assets	—	5,959	273
Other	259	597	164

Total gross deferred tax liabilities	2,737	8,164	1,345

Net deferred tax assets	$21,197	$5,465	$4,237

        As of October 31, 2007, we have available $6,781, $3,441, $2,010, and $903 of net operating losses in Australia, Austria, New Zealand and Macau, respectively. These losses can be carried forward indefinitely. We have recorded a deferred tax asset of $3,666 related to these operating losses. We have recorded a valuation allowance of $1,265 to fully offset $2,006 and $2,010 of net operating losses in Australia and New Zealand, respectively. We are providing this valuation allowance due to a history of losses and no identifiable sources of significant future taxable income in those entities. The remaining valuation allowance of $240 relates to Australian capital loss carry forwards which can only be offset by capital gains. We are providing this valuation allowance as there are no current known prospects for capital gain.

        We have not provided U.S. Federal income tax on $2,875 of undistributed earnings of our foreign subsidiaries because we intend to permanently reinvest such earnings outside the United States. Upon distribution of these earnings in the form of dividends or otherwise, we would be subject to U.S. income taxes, subject to adjustment for foreign tax credits. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

13. INCOME TAXES (Continued)

        The reconciliation of the federal statutory rate to our effective income tax rate for continuing operations for the years ended October 31 was as follows:

	2007	2006	2005
Federal income tax at the statutory rate	35.0%	35.0%	35.0%
Stargames PC4 software technology	(46.9)%	0.0%	0.0%
In-process research and development	(0.0)%	35.8%	0.0%
Foreign dividend inclusion	0.0%	9.9%	0.0%
Other permanent differences	(7.0)%	(6.0)%	(1.9)%
State income taxes, net of federal benefit	2.1%	2.5%	2.1%
Tax credits	(2.7)%	(8.4)%	(1.8)%
Effect from foreign tax rate differences	2.6%	1.4%	0.7%
Other	2.9%	1.3%	(0.8)%

Effective tax rate	(14.0)%	71.5%	33.3%

        For the fiscal year ended October 31, 2007, a $6,707 decrease to income tax expense and corresponding increase to deferred tax assets was recognized. This adjustment relates to recording amortizable tax basis for the Stargames PC4 technology which had previously been written off for financial purposes as IPR&D. At the date of acquisition, the determination of the tax treatment was uncertain, pending interpretation of newly enacted Australian tax consolidation rules which were unclear in their application and for which additional guidance was anticipated. During the tax consolidation process, it was determined that the tax deduction related to IPR&D may be available in the form of software asset amortization for tax purposes. Accordingly, we performed additional research to determine whether the asset would qualify for a tax deduction and over what period of time. The research was finalized in the fourth quarter, and confirmed that tax amortization is appropriate for the PC4 technology. As such, we recorded a deferred tax asset for the tax-only amortizable asset and reduced income tax expense.

14. OPERATING SEGMENTS

        In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, we report segment information based on the "management approach". The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments.

        In August 2007, we instituted some organizational changes at our global headquarters in Las Vegas, Nevada to support the implementation of our five-point strategy. Specifically, our Las Vegas-based operations were been divided into two distinct entities: a corporate headquarters group and a new profit center called Shuffle Master—Americas. The organizational changes also included the formation of the Corporate Product Group ("CPG"). The CPG is responsible for overseeing the creation and development of our existing and future product lines. In addition to including key corporate executives responsible for product content and product strategy, the CPG will also oversee our global product research and development.

        As part of our reorganization and the continued implementation of our five-point strategy, we reanalyzed our historical reportable segments, the Utility Products and Entertainment

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

14. OPERATING SEGMENTS (Continued)

Products segments, and determined that it was appropriate to expand our reportable segments to include Utility Products,

        Proprietary Table Games, Electronic Table Systems and Electronic Gaming Machines. Prior periods have been reclassified to conform to this presentation. Our reportable segments are our operating segments.

        We manage our business primarily on a product division basis. Our reportable segments are comprised of Utility Products, Proprietary Table Games, Electronic Table Systems and Electronic Gaming Machines.

        Our Utility Products includes a full line of automatic card shufflers for use with the vast majority of card table games as well as chip sorting machines for use on roulette tables. We also have acquired and/or are developing other products that automatically gather data to enable casinos to track table game play, such as Table iD (part of our ITS), currently in development with IGT and PGIC.

        Our PTG includes our portfolio of live table games including poker, blackjack, baccarat, and pai gow poker-based table games, progressive table games with bonusing options, and side bets as well as licenses for legal internet wagering.

        Our ETS includes e-Table platforms such as Table Master™, Vegas Star®, Rapid Table Games®, as well as our wireless gaming content.

        Our EGM includes our PC-based video slot machines with an extensive selection of video slot titles, which include a range of bonus round options.

        Each segment's activities include the design, development, acquisition, manufacture, marketing, distribution, installation and servicing of its product lines. All periods presented have been reclassified to conform to our current reportable segments.

        We evaluate the performance of our operating segments based on net revenues, gross margin and operating income. Segment revenues include leasing, licensing, or selling of products within each reportable segment. Segment operating income includes net revenues attributable to third parties and expenses directly and indirectly associated with the product lines included in each segment. Direct expenses primarily include depreciation of leased assets, amortization of intangible assets, cost of products sold, shipping, installation, commissions, product approval costs, research and development and product related litigation. Indirect expenses include an activity-based allocation of other general product-related costs, the most significant of which are service and selling expenses, including stock-based compensation expense, and manufacturing overhead. Capital expenditures include amounts reported in our consolidated statements of cash flows for purchases of leased products, property and equipment, and intangible assets plus the financed or non-cash portion of these purchases which is excluded from cash flows

        Operating income for each segment excludes other income and expense, income taxes and certain expenses that are managed outside of the operating segments. The amounts classified as unallocated corporate expenses consist primarily of costs related to overall

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

14. OPERATING SEGMENTS (Continued)

corporate management and support functions. These include costs related to executive management, accounting and finance, general sales support, legal and compliance costs, office expenses, and other amounts for which allocation to specific segments is not practicable. Segment assets exclude corporate assets.

        The following provides financial information concerning our reportable segments of our continuing operations for the years ended October 31:

	2007	2006	2005
Revenue:
Utility products	$78,457	$86,792	$67,029
Proprietary Table Games	33,125	38,316	39,517
Electronic Table Systems	27,890	16,555	6,022
Electronic Gaming Machines	39,269	21,090	—
Unallocated Corporate	110	238	292

	$178,851	$162,991	$112,860

Gross profit:
Utility products	$48,086	$55,707	$45,496
Proprietary Table Games	28,154	33,742	36,696
Electronic Table Systems	13,891	9,936	2,154
Electronic Gaming Machines	14,027	7,225	—
Unallocated Corporate	(292)	(340)	(746)

	$103,866	$106,270	$83,600

Operating income:
Utility products	$33,783	$42,445	$32,595
Proprietary Table Games	23,465	30,451	33,732
Electronic Table Systems	6,600	(16,638)	(203)
Electronic Gaming Machines	7,390	3,528	—
Unallocated Corporate	(46,656)	(32,304)	(20,867)

	$24,582	$27,482	$45,257

Depreciation and amortization:
Utility products	$8,634	$8,535	$7,186
Proprietary Table Games	2,661	2,214	1,951
Electronic Table Systems	5,305	2,513	413
Electronic Gaming Machines	586	384	—
Unallocated Corporate	3,562	4,527	2,629

	$20,748	$18,173	$12,179

Capital expenditures:
Utility products	$3,352	$6,139	$11,395
Proprietary Table Games	1,969	577	577
Electronic Table Systems	8,004	5,730	4,626
Electronic Gaming Machines	103	500	—
Unallocated Corporate	1,828	2,730	2,371

	$15,256	$15,676	$18,969

Assets, end of year:
Utility products	$121,822	$109,689	$99,265
Proprietary Table Games	53,635	41,956	33,786
Electronic Table Systems	89,259	80,838	7,193
Electronic Gaming Machines	37,495	28,842	—
Unallocated Corporate	57,556	43,882	52,873

	$359,767	$305,207	$193,117

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

14. OPERATING SEGMENTS (Continued)

        Revenues by geographic area are determined based on the location of our customers. For the years ended October 31, 2007, 2006 and 2005, sales to customers outside the United States accounted for 55%, 44%, and 23% of consolidated revenue, respectively. No individual customer accounted for more than 10% of consolidated revenue.

        The following provides financial information concerning our operations by geographic area for the years ended October 31:

	2007		2006		2005
Revenue:
United States	$80,331	44.9%	$90,569	55.6%	$87,250	77.3%
Canada	7,314	4.1%	7,103	4.4%	5,303	4.7%
Other North America	1,828	1.0%	2,747	1.7%	2,214	2.0%
Europe	9,702	5.4%	9,920	6.1%	8,147	7.2%
Australia	52,417	29.3%	27,149	16.7%	2,440	2.2%
Asia	21,809	12.2%	24,003	14.7%	6,631	5.9%
Other	5,450	3.1%	1,500	0.8%	875	0.7%

	$178,851	100.0%	$162,991	100.0%	$112,860	100.0%

Long-lived assets, end of year:
United States	$95,193	36.6%	$61,152	28.3%	$56,143	47.4%
Austria	56,618	21.8%	53,667	24.9%	53,799	45.4%
Australia	107,691	41.5%	100,364	46.5%	6,617	5.6%
Other	300	0.1%	628	0.3%	1,866	1.6%

	$259,802	100.0%	$215,811	100.0%	$118,425	100.0%

15. COMMITMENTS AND CONTINGENCIES

        Operating leases.    We lease office, production, warehouse and service facilities, and service vans under operating leases. The facility leases are for periods ranging from one to ten years, include renewal options, and include an allocation of real estate taxes and other operating expenses. Total rent expense under operating leases was approximately $1,934 $1,560, and $1,116 for the years ended October 31, 2007, 2006, and 2005, respectively.

        Estimated future minimum lease payments under operating leases as of October 31, 2007, are as follows:

Year ending October 31,
2008	$1,483
2009	1,283
2010	1,061
2011	717
2012	545
Thereafter	—

$5,089

        Purchase commitments.    From time to time, we enter into commitments with our vendors to purchase inventory at fixed prices or in guaranteed quantities. As of October 31, 2007, our significant inventory purchase commitments totaled $14,794 which are generally

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (Continued)

due within one year, and primarily relate to our one2six shufflers, Easy Chipper C, Table Master, Vegas Star, Rapid Table Games, and our EGMs.

        Minimum royalty payments.    We have entered into certain agreements related to the licensing of intellectual property for use in our business which contain annual minimum royalty payments. The aggregate annual minimum royalty payments are approximately $28,081 through 2019. The annual minimum royalty payments under one of these agreements are only required in order for us to preserve our exclusivity rights.

        Employment agreements.    We have entered into employment contracts with our corporate officers and certain other key employees with durations ranging from one to three years. Significant contract provisions include minimum annual base salaries, healthcare benefits, bonus compensation if performance measures are achieved and non-compete provisions. These contracts are primarily "at will" employment agreements, under which the employee or we may terminate employment. If we terminate any of these employees without cause, then we are obligated to pay the employee severance benefits as specified in their individual contract. As of October 31, 2007, minimum aggregate severance benefits totaled $5,747.

        Tax contingencies.    The Company has open tax years with various significant taxing jurisdictions including the United States, Australia, Austria and Canada. Such open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, timing or inclusion of revenue and expenses or the sustainability of income tax credits for a given audit period. As of October 31, 2007, the Company has established a liability of $248 for those matters where the amount of loss is probable and reasonably estimable. The amount of the liability is based on management's best estimate given the Company's history with similar matters and interpretations of current laws and regulations.

        Legal Proceedings.    In the ordinary course of business, we are involved in various legal proceedings and other matters that are complex in nature and have outcomes that are difficult to predict. In accordance with SFAS 5, "Accounting for Contingencies," we record accruals for such contingencies to the extent that we conclude that it is probable that a liability will be incurred and the amount of the related loss can be reasonably estimated. Our assessment of each matter may change based on future unexpected events. An unexpected adverse judgment in any pending litigation could cause a material impact on our business operations, intellectual property, results of operations or financial position. Unless otherwise expressly stated, we believe costs associated with litigation will not have a material impact on our financial position or liquidity, but may be material to the results of operations in any given period. We assume no obligation to update the status of pending litigation, except as may be required by applicable law, statute or regulation.

        1.     VendingData II—In October 2004, we filed a second patent infringement lawsuit ("VendingData II") against VendingData Corporation ("VendingData"). We settled our first patent infringement lawsuit against VendingData on July 12, 2005 ("VendingData I"). This second suit alleges that the use, importation and offering for sale of VendingData's PokerOne™ shuffler infringes another patent owned by us (a different patent than the patents

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (Continued)

that were the subject of the VendingData I case). VendingData II was filed in the U.S. District Court for the District of Nevada (the "Court") in Las Vegas, Nevada. The complaint seeks an unspecified amount of damages against VendingData and a preliminary and permanent injunction against VendingData's infringing conduct. VendingData has denied infringement and has also filed a counterclaim for a declaratory judgment of non-infringement.

        On November 29, 2004, the Court granted our motion for a preliminary injunction (the "Injunction"). The Injunction became effective upon our posting of a $3,000 cash security with the Court on November 30, 2004. This security deposit is included in other non-current assets on our consolidated balance sheet, and is available to VendingData to the extent, if any, that VendingData proves and is otherwise legally entitled to any actual damages, if any, which the Injunction caused VendingData if, in fact, it is found that the Injunction was wrongfully issued. On December 17, 2004, the Court denied VendingData's two emergency motions to modify the Injunction.

        In March 2005, the Court of Appeals for the Federal Circuit (the "Federal Circuit") stayed the Injunction based on a technical defect in the Court's process in granting the Injunction, and not on its merits. On December 27, 2005, the Federal Circuit vacated the Injunction and ordered the Court to perform a more complete claim construction analysis in order to deal with any future motions on whether or not to reinstate the Injunction. Two of the three judges on the Federal Circuit panel stated that under VendingData's claim construction the PokerOne likely did not literally infringe. We continue to believe that infringement exists under either our claim construction or VendingData's claim construction. The Federal Circuit did not rule on which claim construction is the proper one.

        In May 2005, the Court held a Markman hearing for construction of the claims. On September 26, 2005, U.S. Magistrate Lawrence R. Leavitt for the District of Nevada issued his Claim Construction Report and Recommendation in the Markman hearing concerning VendingData's PokerOne™ shuffler. The Magistrate's findings were limited to his interpretation of certain words in the patent claim asserted by us, and he agreed with the interpretation put forth by VendingData. On February 26, 2007, the Court adopted and accepted, without modification, the Magistrate's Recommendation. The Magistrate's Recommendation, as adopted by the Court, is not a determination of whether the PokerOne™ infringes the asserted patent, nor does it speak to the validity of our claims. There can be no guarantee that, upon any further appeal of the Court's adoption of the Magistrate's Recommendation, the Federal Circuit will agree with our claim construction.

        On April 5, 2007, we filed a motion for release of a $3,000 cash security, which VendingData has opposed. The Court has not yet ruled on that motion.

        On April 27, 2007, VendingData filed a motion for summary judgment claiming that the PokerOne™ does not infringe.

        On May 23, 2007, the Court entered an order granting VendingData's motion for a protective order staying all further discovery in the case pending resolution of VendingData's motion for summary judgment, other than further discovery granted Shuffle Master pursuant to an emergency motion heard on May 10, 2007. On May 31, 2007, Shuffle Master opposed

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (Continued)

VendingData's motion for summary judgment of non-infringement, and brought a cross motion for summary judgment that the PokerOne™ does infringe.

        We believe the likelihood of some unfavorable outcome in this matter is reasonably possible. We cannot, however, at this time, reasonably estimate an expected loss, if any. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        2.     Awada—On April 25 and April 26, 2005, our rescission trial was held in the District Court in Clark County, Nevada in the case against us and our CEO, Mark Yoseloff, brought by plaintiffs Yehia Awada and Gaming Entertainment, Inc. At the conclusion of the trial, the court granted our rescission motion, ordering that the subject contract, called the "Game Option Agreement", be rescinded and/or void. On May 18, 2005, the Court entered Findings of Fact/Conclusions of Law confirming the Court's rescission ruling. Among the findings, the Court found that the actions of the plaintiffs Awada and Gaming Entertainment, Inc. demonstrated that the plaintiffs never had any intention of conveying to us the exclusive license to the 3-Way Action game, as they had agreed and were required to do under the Game Option Agreement. The Court further found that we had established by a preponderance of the evidence that the plaintiffs had materially failed to perform their obligations under the Game Option Agreement and that we were entitled to the remedy of rescission. On May 5, 2005, the Court ruled on the parties' damages requests in connection with the case and as required under Nevada law. Plaintiffs were seeking approximately $13,000 in damages. The Court ordered that the total damages under Nevada law due to the successful rescission of the Game Option Agreement was $130, including all interest. The damages amount was paid in June 2006.

        Plaintiffs have appealed the Court's order granting the rescission of the "Game Option Agreement" to the Nevada Supreme Court.

        We do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        3.     GEI—In July 2004, we filed a patent infringement lawsuit against Gaming Entertainment, Inc. and Yehia Awada ("GEI") in the U.S. District Court for the District of Nevada, in Las Vegas, Nevada. The lawsuit alleges that GEI's 3-5-7 Poker™ game infringes one of our Three Card Poker® patents and one of our Let-It-Ride® patents. We are seeking a permanent injunction and an as yet undetermined amount of damages against GEI. GEI has answered our complaint, denying infringement, and also seeking a ruling that the patents are invalid. Fact and expert discovery is complete. In November 2005, the Court held a Markman hearing for construction of the claims. On September 28, 2007, the Magistrate ruled in our favor in the Markman hearing on claim construction. The defendants have appealed. In March 2006, GEI filed and, we opposed, several summary judgment motions challenging the validity of the Three Card Poker patent involved in this litigation. GEI filed its reply briefs in April 2006, and the summary judgment motions are pending. The case is stayed pending resolution of the summary judgment motions.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (Continued)

        On November 16, 2007, the Court adopted the Magistrate's ruling in our favor on the claims construction and overruled the defendants' objections to the Magistrate's ruling. The Court ordered supplemental briefing on the pending summary judgment motions as a result of this ruling. We filed supplemental briefs and the defendants did not. We are still awaiting a ruling on the summary judgment.

        4.     Awada II—On September 12, 2005, we filed a new lawsuit against defendants Awada and Gaming Entertainment, Inc. The lawsuit alleges that our Four Card Poker game is being infringed and illegally copied by the defendants' Play Four Poker game. The lawsuit claims that the defendants are violating the federal Lanham Act by infringing the trademark/trade dress of our Four Card Poker game layout, and that the defendants are committing acts of unfair competition, interference with prospective business advantage and conversion. Our action seeks appropriate injunctive relief against defendants' Play Four Poker game layout, as well as unspecified monetary damages. On September 15, 2005, the U.S. District Court for the District of Nevada issued a temporary restraining order prohibiting the defendants from displaying or advertising the infringing layout.

        On or about December 6, 2005, the defendants answered our complaint and denied all liability. They also filed counterclaims for alleged patent misuse, anti-trust violations based on said patent misuse, patent invalidity, unfair competition, unfair trade practices, and other related claims. The counterclaims seek an unspecified amount of damages, disgorgement of our profits as a result of our alleged unfair trade practices, and preliminary and permanent injunctive relief against our alleged unfair trade practices. The defendants filed these counterclaims against both us and our CEO. We completely and uncategorically deny the defendants' counterclaims, and intend to vigorously oppose them. On January 9, 2006, we filed a motion to dismiss all of defendants' counterclaims. On January 24, 2006, the defendants filed an opposition to our motion to dismiss. On March 27, 2006, the Court granted our motion for a preliminary injunction and dismissed four of the defendants' seven counterclaims. On April 19, 2007, the Court granted our summary judgment motions on trade dress infringement and defendants' counterclaims, and all of those counterclaims were dismissed with prejudice. All other claims were dismissed with prejudice, except our trademark infringement claim that was dismissed without prejudice. A permanent injunction was also entered.

        On May 17, 2007, Awada filed an appeal to the Ninth Circuit Court of Appeals on all issues. On September 18, 2007, the Ninth Circuit Court of Appeals dismissed the appeal of Gaming Entertainment, Inc. for lack of prosecution. The appeal continues with the Appellant Yehia Awada. The appeal is pending. We do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        5.     MP Games I—In July 2004, we filed a complaint against MP Games LLC and certain other defendants in the U.S. District Court for the District of Nevada, in Las Vegas, Nevada. The complaint alleges that the defendants' MP21 System infringes two patents owned by us. The complaint also alleges misappropriation of trade secrets against certain, but not all, of the defendants, and also includes claims for correction of named inventor on certain related

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (Continued)

patents held in the name of certain of the defendants. We are seeking a permanent injunction and damages against all of the defendants. The defendants have answered our complaint denying infringement and also claiming that the two patents are invalid. The defendants have also counterclaimed against us, claiming that we infringe several of their patents, and that we misappropriated certain of their trade secrets, and are seeking damages against us. We deny any infringement, misappropriation or wrongdoing. In May 2005, the Court dismissed defendants' breach of contract counterclaim.

        In a Two-Party Agreement transaction with IGT, IGT purchased a 50% ownership interest in the two patents which are the subject of this lawsuit, and IGT has been added as a named plaintiff in this lawsuit.

        On December 20, 2005, the Court entered its Markman order, construing the disputed claims in the various patents-in-suit. The Court ruled in our favor on a number of disputed terms and in the defendants' favor on others. Some or all of these rulings may be overturned on appeal.

        In August 2006, the Court dismissed all but one of the defendants' trade secret misappropriation claims. Subsequently, pursuant to a partial settlement agreement, the parties dismissed all of their trade secret claims.

        Recently, the defendants filed seven summary judgment motions dealing with various non-infringement and invalidity arguments. We also filed a summary judgment motion seeking to invalidate two of the four patents asserted by the defendants. These motions have been fully briefed.

        In light of the Supreme Court's decision in KSR v. Teleflex, the Court has permitted the parties to submit supplemental expert reports on the issue of obviousness, take supplemental depositions of these experts, and submit supplemental briefing to the Court on the issue of obviousness. Given this additional briefing and expert disclosures, the Court put off the summary judgment hearing until February 6, 2008.

        At this time, we do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        6.     Class Action Lawsuit—

          a.     Stocke—On June 1, 2007, a putative class action complaint for violation of the federal securities laws against the Company and our Chief Executive Officer, Mark L. Yoseloff, and former Chief Financial Officer, Richard L. Baldwin, was filed in the U.S. District Court for the District of Nevada on behalf of persons who purportedly purchased our stock between December 22, 2006, and March 12, 2007. The case is entitled Joseph Stocke vs. Shuffle Master, Inc., Mark L. Yoseloff and Richard L. Baldwin. We, as well as, Dr. Yoseloff and Mr. Baldwin, were served with the complaint on June 6, 2007. The complaint asserts claims pursuant to Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. These claims allegedly relate to our March 12, 2007, announcement that we would restate our Fiscal Fourth Quarter and full

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (Continued)

  year financial results. The complaint seeks compensatory damages in an unstated amount. On or about August 4, 2007, four plaintiffs moved the Court for appointment as lead plaintiff. No decision has yet been made. On or about September 6, 2007, one of those plaintiffs withdrew its application for appointment. For reasons discussed below, at this time, we have not responded to the complaint.

          b.    Armistead—On June 12, 2007, a second putative class action complaint for violation of the federal securities laws against the Company and Dr. Yoseloff and Mr. Baldwin was filed in the U.S. District Court for the District of Nevada. The case is entitled Robert Armistead, Jr. vs. Shuffle Master, Inc., Mark L. Yoseloff and Richard L. Baldwin. The Company, Dr. Yoseloff and Mr. Baldwin were served with the complaint on June 12, 2007. This lawsuit effectively mirrors the allegations in the Stocke lawsuit filed against these same defendants on June 1, 2007, except that the Armistead complaint was filed on behalf of persons who purchased our stock between March 20, 2006, and March 12, 2007.

          c.     Tempel—On June 25, 2007, a third putative class action complaint for violation of the federal securities laws against the Company, Dr. Yoseloff and Mr. Baldwin was filed in the U.S. District Court for the District of Nevada. The case is entitled Andrew J. Tempel vs. Shuffle Master, Inc., Mark L. Yoseloff and Richard L. Baldwin. This lawsuit is a "copycat" lawsuit of the Stocke lawsuit filed against these same defendants on June 1, 2007.

        On June 22, 2007, a Joint Stipulation was filed in the U.S. District Court for the District of Nevada providing that all presently filed and any subsequently filed related class actions shall be consolidated and captioned In Re Shuffle Master, Inc. Securities Litigation. We are not required to answer, move against or otherwise respond to any class action complaints until a consolidated complaint is filed.

        The Company believes that all of the above purported class action suits are without merit and intends to vigorously defend each of these cases. Due to the uncertainty of the ultimate outcome of these matters, the impact on future financial results is not subject to reasonable estimates. However, we have tendered these cases to our Directors and Officers insurance carriers.

        At this time, we do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        7.     WMS (U.S.)—On August 6, 2007, WMS Gaming Inc. ("WMS") filed a complaint against Stargames and the Company in the United States District Court for the Northern District of Illinois, Eastern Division alleging breach of contract based upon the alleged failure to make the 2007 minimum royalty payment when due. The Company moved to dismiss on the basis that this complaint was not ripe as it was filed before the 30-day cure period had elapsed, and since the Company had now made the minimum royalty payment that formed the basis for WMS's complaint, the suit was moot.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (Continued)

        On August 22, 2007, WMS filed an amended complaint seeking to enjoin the Australian WMS case discussed below. This amended complaint also included declaratory judgment claims seeking a declaration that WMS did not breach its contract with the Company as alleged in the Australian WMS case as discussed below.

        At this time, we do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        8.     WMS (Australia)—On August 15, 2007, Stargames, the Company's affiliate, filed suit in New South Wales, Australia alleging a breach of contract by WMS relating to its failure in 2006 to provide certain software game masters to Stargames in accordance with the terms of the contract and seeking damages related thereto.

        On August 23, 2007, the Company sought and obtained an ex parte order enjoining WMS from seeking to enjoin the Australia case. At this time, we do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        9.     Shareholder Derivative Suits—

          a.     Shareholder Derivative Lawsuit I—On September 7, 2007, Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust filed a shareholder derivative complaint in the U.S. District Court for the District of Nevada against our CEO, Mark Yoseloff, our President, Paul Meyer, our former CFO, Richard Baldwin, our General Counsel, Jerome Smith, and the current members of our Board of Directors. The Company was also named as a nominal defendant. On September 24, 2007, plaintiffs voluntarily dismissed Jerome Smith from the case without prejudice. The complaint, on behalf of the Company, alleges breach of fiduciary duty and related causes of action against the defendants. The allegations generally relate to the restatement of the Company's Fiscal 2006 annual results and our acquisition of Stargames. The complaint seeks an unspecified amount of damages.

          b.    Shareholder Derivative Lawsuit II—On September 17, 2007, Chad Hodgkins filed a shareholder derivative complaint against our CEO, Mark Yoseloff, our former CFO, Richard Baldwin, former Board of Directors member Todd Jordan and current Board of Directors members Mr. Saunders and Mr. Castle. The Company was also named as a nominal defendant. The complaint was filed in the U.S. District Court for the District of Nevada. The complaint, on behalf of the Company alleges breach of fiduciary duty and related causes of action against the defendants. The allegations generally relate to the restatement of the Company's Fiscal 2006 annual results, and are very similar to the allegations in the three class actions suits described above. The complaint seeks an unspecified amount of damages. We have tendered these cases to our Directors and Officers insurance carriers.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

15. COMMITMENTS AND CONTINGENCIES (Continued)

        On October 24, 2007, the Court approved a stipulation to transfer the Hodgkins case to Judge Dawson, who had already been assigned the Pirelli case. At this time, we do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        See Subsequent Events.

        In the ordinary course of conducting our business, we are, from time to time, involved in other litigation, administrative proceedings and regulatory government investigations. Such other matters could have a material impact on our business operations, intellectual property, results of operations or financial position.

SHUFFLE MASTER, INC.

Notes to Consolidated Financial Statements (Continued)

(In thousands, except per share amounts)

16. SUBSEQUENT EVENTS

        (The numbered items correspond to the numbered items of the Legal Proceedings):

2.
Awada—On December 27, 2007, the Nevada Supreme Court denied the appeal filed by the plaintiffs with regard to the District Court's rescission judgment and its dismissal of all claims related to the breach of contract issues, and affirmed the District Court's order granting the rescission of the "Game Option Agreement". The Supreme Court also remanded to the District Court, on procedural grounds, the remaining non-contract claims. We now intend to seek dismissal of these claims.

3.
GEI—On November 16, 2007, the Court adopted the Magistrate's ruling in our favor on the claims construction and overruled the defendants objections to the Magistrate's ruling. The Court ordered supplemental briefing on the pending summary judgment motions as a result of this ruling. We filed supplemental briefs and the defendants did not. We are still awaiting a ruling on the summary judgment motions.

5.
MP Games I—Due to a scheduling conflict of certain counsel, the Court has moved the summary judgment hearing so that the hearing begins on February 28, 2008.

6.
Class Action Lawsuits—On November 30, 2007, the Court appointed the "Shuffle Master Institutional Investor Group," consisting of the Tulsa Municipal Employees' Retirement Plan and the Oklahoma Firefighters Pension and Retirement System, as Lead Plaintiff. Grant & Eisenhofer is the Lead Plaintiff's counsel. The Lead Plaintiff has until mid-January 2008 to file an amended complaint.

7
& 8  WMS (U.S.) and WMS (Australia)—On December 19, 2007 both cases were dismissed with prejudice, and the parties reached a confidential settlement agreement, the terms of which are not material to the Company.

9.
Shareholder Derivative Suits—On October 24, 2007, the Court approved a stipulation to transfer the Hodgkins case to Judge Dawson, who had already been assigned the Pirelli case. On November 9, 2007, the Court ordered the Hodgkins case to be consolidated into the Pirelli case. Additionally, any future derivative actions alleging similar facts and legal theories will be consolidated into the Pirelli case. The Law Firm of Coughlin Stoia Geller Rudman & Robbins LLP has been appointed lead counsel. A consolidated amended complaint is due to be filed in mid-February 2008.

SHUFFLE MASTER, INC.

QUARTERLY FINANCIAL DATA

(Unaudited, in thousands except per share amounts)

	Quarter Ended
	January 31	April 30	July 31	October 31
2008:
Revenue	$37,897	$49,003
Gross Profit	21,846	26,675
Income from continuing operations	(1,803)	3,049
Net income (loss)	(1,803)	3,048
Earnings (loss) per share—continuing operations:
Earnings (loss) per share, basic	(0.05)	0.09
Earnings (loss) per share, diluted	(0.05)	0.09
2007:
Revenue	$37,341	$44,644	$45,135	$51,731
Gross Profit	23,173	26,675	25,913	28,104
Income from continuing operations	1,951	3,427	2,736	8,187
Net income	2,025	3,440	2,735	8,179
Earnings per share—continuing operations:
Earnings per share, basic	0.06	0.10	0.08	0.24
Earnings per share, diluted	0.05	0.10	0.08	0.23
2006:
Revenue	$33,318	$43,303	$40,737	$45,633
Gross Profit	23,396	28,849	27,388	26,673
Income (loss) from continuing operations	7,218	(12,632)	7,443	3,310
Net income (loss)	7,353	(12,720)	7,269	3,191
Earnings per share—continuing operations:
Earnings (loss) per share, basic	0.21	(0.37)	0.21	0.09
Earnings (loss) per share, diluted	0.20	(0.37)	0.20	0.09

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Years Ended October 31, 2007, 2006 and 2005

Column A	Column B	Column C	Column D	Column E
		Additions
	Balance at Beginning of Period	Charged to Expense (a)	Stargames Acquisition	Deductions/ Other	Balance at End of Period
Allowance for bad debts (Accounts receivable):
2007	$1,422	$36	$—	$982	$476
2006	$283	$(777)	$1,907	$(9)	$1,422
2005	$740	$(165)	$—	$292	$283
Allowance for bad debts (Investment in sales-type leases and notes receivable):
2007	$681	$(443)	$—	$2	$236
2006	$631	$240	$—	$190	$681
2005	$491	$394	$—	$254	$631

(a)
For the year ended October 31, 2006, favorable collections efforts, primarily at Stargames, resulted in a credit of ($777) in the provision for bad debts related to accounts receivable.

Unaudited Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, in thousands, except per share amounts)

	Six Months Ended April 30,
	2008	2007
Revenue:
Product leases and royalties	$34,403	$26,064
Product sales and service	52,434	55,830
Other	63	91

Total revenue	86,900	81,985

Costs and expenses:
Cost of leases and royalties	10,599	7,567
Cost of sales and service	25,265	24,570

Gross profit	51,036	49,848

Selling, general and administrative	35,012	28,878
Research and development	9,159	8,400

Total costs and expenses	80,035	69,415

Income from operations	6,865	12,570
Other expense	(4,557)	(4,748)
Equity method investment loss	—	(261)
Impairment of investment	(433)	—

Income from continuing operations before tax	1,875	7,561
Income tax provision	629	2,183

Income from continuing operations	1,246	5,378
Discontinued operations, net of tax	(1)	87

Net income	$1,245	$5,465

Basic earnings per share:
Continuing operations	$0.04	$0.16
Discontinued operations	—	—

Net income	$0.04	$0.16

Diluted earnings per share:
Continuing operations	$0.04	$0.15
Discontinued operations	—	—

Net income	$0.04	$0.15

Weighted average shares outstanding:
Basic	34,722	34,663
Diluted	34,824	35,465

See notes to unaudited condensed consolidated financial statements

SHUFFLE MASTER, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, in thousands except share amounts)

	April 30, 2008	October 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$9,351	$4,392
Accounts receivable, net of allowance for bad debts of $232 and $476	31,015	35,045
Investment in sales-type leases and notes receivable, net	7,432	9,092
Inventories	28,484	34,081
Prepaid income taxes	6,898	4,110
Deferred income taxes	4,778	7,959
Other current assets	5,117	5,286

Total current assets	93,075	99,965
Investment in sales-type leases and notes receivable, net of current portion	3,405	6,124
Products leased and held for lease, net	19,681	15,886
Property and equipment, net	10,616	11,242
Intangible assets, net	86,549	91,343
Goodwill	108,692	105,354
Deferred income taxes	14,022	14,476
Other assets	14,157	15,377

Total assets	$350,197	$359,767

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$9,529	$11,548
Accrued liabilities	12,384	15,015
Customer deposits	2,122	2,213
Deferred revenue	3,934	5,489
Current portion of long-term debt and other current liabilities	151,025	3,932

Total current liabilities	178,994	38,197
Long-term debt	70,895	231,339
Other long-term liabilities	2,893	1,359
Deferred income taxes	604	1,238

Total liabilities	253,386	272,133

Commitments and contingencies
Shareholders' equity:
Preferred stock, no par value; 507 shares authorized; none outstanding Common stock, $0.01 par value; 151,875 shares authorized; 35,256 and 35,198 shares issued and outstanding	353	352
Additional paid-in capital	8,736	6,492
Retained earnings	38,877	38,770
Accumulated other comprehensive income	48,845	42,020

Total shareholders' equity	96,811	87,634

Total liabilities and shareholders' equity	$350,197	$359,767

See notes to unaudited condensed consolidated financial statements

SHUFFLE MASTER, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Six Months Ended April 30,
	2008	2007
Cash flows from operating activities:
Net income	$1,245	$5,465
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	11,536	9,165
Amortization of debt issuance costs	652	673
Share-based compensation	2,346	2,729
Equity method investment loss	—	261
Impairment of investment	433	—
Provision (recovery) for bad debts	(416)	61
Write-down for inventory obsolescence	309	596
Gain on sale of assets	(738)	—
Gain on sale of leased assets	(960)	—
Excess tax benefit from stock option exercises	—	(1,458)
Tax benefit from stock option exercises	—	290
Changes in operating assets and liabilities:
Accounts receivable	4,789	2,080
Investment in sales-type leases and notes receivable	4,322	2,308
Inventories	6,279	(7,442)
Accounts payable and accrued liabilities	(3,436)	(127)
Customer deposits and deferred revenue	(1,731)	2,545
Income taxes payable	5	1,759
Deferred income taxes	3,332	(849)
Prepaid income taxes	(2,779)	(2,046)
Other	172	(598)

Net cash provided by operating activities	25,360	15,412

Cash flows from investing activities:
Proceeds from sale of assets	1,384	—
Proceeds from sale of leased assets	1,515	818
Payments for products leased and held for lease	(7,366)	(3,745)
Purchases of property and equipment	(1,194)	(1,582)
Purchases of intangible assets	(810)	(1,618)
Acquisition of businesses, net of cash acquired	(792)	(1,750)

Net cash used by investing activities	(7,263)	(7,877)

Cash flows from financing activities:
Debt repayments	(26,002)	(83,880)
Debt proceeds	12,548	74,365
Debt issuance costs	—	(1,722)
Repurchases of common stock	—	(1,933)
Proceeds from issuances of common stock, net	1	2,493
Excess tax benefit from stock option exercises	—	1,458

Net cash used by financing activities	(13,453)	(9,219)

Effect of exchange rate changes on cash	315	(87)

Net increase (decrease) in cash and cash equivalents	4,959	(1,771)
Cash and cash equivalents, beginning of period	4,392	8,906

Cash and cash equivalents, end of period	$9,351	$7,135

Cash paid for:
Income taxes, net of refunds	19	2,719
Interest	4,275	2,262

See notes to unaudited condensed consolidated financial statements

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, in thousands, except unit/seat and per share amounts)

1. DESCRIPTION OF BUSINESS AND INTERIM BASIS OF PRESENTATION

        Description of business.    Unless the context indicates otherwise, references to "Shuffle Master, Inc.", "we", "us", "our", or the "Company", includes Shuffle Master, Inc. and its consolidated subsidiaries.

        We develop, manufacture and market technology and entertainment-based products for the gaming industry for placement on the casino floor. Our products primarily relate to our casino customers' table game activities and focus on either increasing their profitability, productivity and security or expanding their gaming entertainment offerings. Our business is segregated into the following four operating segments: Utility, Proprietary Table Games ("PTG"), Electronic Table Systems ("ETS"), and Electronic Gaming Machines ("EGM").

        Our Utility segment includes a full line of automatic card shufflers for use with the vast majority of card table games as well as chip sorting machines for use on roulette tables. We also have acquired and/or are developing other products that automatically gather data to enable casinos to track table game play, such as Table iD™, part of our Intelligent Table Systems ("ITS") product offerings, currently in development with International Game Technology ("IGT") and Progressive Gaming International Corporation ("PGIC"). We also developed the iShoe™, which holds up to eight decks of cards and can be trained to read any card type using interfaces with an LCD monitor that displays game history and trends.

        Our PTG segment includes our portfolio of live table games including poker, blackjack, baccarat, and pai gow poker-based table games, as well as progressive table games with bonusing options and side bets. To maximize the reach of our broad intellectual property portfolio, we have licensed several of our popular table game titles to a variety of other companies including Delta Rangers, Inc., a company whose Malta-based subsidiary, Guardian Gaming, owns and operates Shuffle Master Live!, a play for fun and play for real legalized internet gaming site that offers several Shuffle Master proprietary titles as well as a wide range of public domain content. Shuffle Master Live! was launched in November 2007.

        Our ETS segment includes our e-Table gaming platforms including Table Master™, Vegas Star®, Rapid Table Games™ and wireless Casino On Demand™.

        Our EGM segment includes our PC-based video slot machines with an extensive selection of video slot titles which include a range of bonus round options. The EGMs are developed for select markets including Australasia and Latin America.

        We lease, license and sell our products. When we lease or license our products, we generally negotiate a month-to-month operating lease. When we sell our products, we offer our customers a choice between a sale, a longer-term sales-type lease or other long-term financing. We offer our products worldwide in markets that are highly regulated. We manufacture our products at our headquarters and manufacturing facility in Las Vegas, Nevada, as well as at our headquarters and manufacturing facility in Milperra, New South Wales, Australia. In addition, we outsource the manufacturing of certain of our sub-assemblies in the United States, Europe and Australasia.

        Basis of presentation.    The unaudited interim condensed balance sheet as of April 30, 2008, and the unaudited interim condensed statements of income for the three and six month

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

1. DESCRIPTION OF BUSINESS AND INTERIM BASIS OF PRESENTATION (Continued)

periods ended April 30, 2008 and 2007, have been prepared by us under the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although we believe that the disclosures made are adequate to make the information not misleading. The financial information for the three and six month periods ended April 30, 2008 and 2007, reflects all adjustments and accruals, which are of a normal recurring nature, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods.

        The consolidated balance sheet as of October 31, 2007, which has been derived from our audited consolidated financial statements and notes for the fiscal year ended October 31, 2007, is included in Item 8 in our latest shareholders' Annual Report (Form 10-K). It is suggested that these condensed financial statements, included in this Form 10-Q, be read in conjunction with the financial statements and the notes thereto included in our latest Form 10-K.

        The results of operations for the six months ended April 30, 2008, are not necessarily indicative of the results of operations that may be achieved for the entire fiscal year ending October 31, 2008.

        Investment in Sona and other investments.    Our investment in and the operating results of Sona Mobile Holdings Corp. ("Sona") which is not required to be consolidated in our condensed consolidated financial statements, was previously accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 18 ("APB 18"), "The Equity Method of Accounting for Investments in Common Stock", based on our assessment of our relationship with Sona at the time of the investment. In our initial assessment, we concluded that we had the ability to exercise significant influence over Sona due to our President having a seat on the Sona Board of Directors. Due to the resignation of our President from the Sona Board of Directors on June 12, 2007, using the guidance of APB 18, we concluded that we no longer have the ability to exercise significant influence over Sona and that the equity method of accounting is no longer appropriate for our investment. As of June 12, 2007, we account for our investment under the cost method of accounting on a prospective basis and as an available-for-sale marketable security using the guidance of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

        We review our investments for other than temporary impairment whenever events or changes in business circumstances indicate that the carrying amount of the investments may not be fully recoverable. As of April 30, 2008, we analyzed our cost method investment using the methodology described above and determined that such investment was impaired. Accordingly, we recorded a $433 impairment write-down, which represents the difference between our historical book value and fair market value as of April 30, 2008. Such impairment charge is reflected in impairment of investment in the condensed consolidated statement of income for the three and six month periods ended April 30, 2008. As of June 5, 2008, the fair

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

1. DESCRIPTION OF BUSINESS AND INTERIM BASIS OF PRESENTATION (Continued)

market value of our cost method investment has further declined such that we could have a potential write-down in future periods.

        Liquidity and management's plans.    As of April 30, 2008, our current liabilities exceeded our current assets (also known as negative working capital) by $85,919. This occurred primarily because our $150,000 contingent convertible senior notes ("Notes") are callable within 12 months (see Note 5). We currently do not have financing alternatives in place, however we are exploring various financing alternatives. Our ability to refinance the Notes would be subject to prevailing market conditions at the time and could lead to a higher cost of capital or dilute our equity, depending on which strategy or combination of strategies we select. There are no assurances that such financing will be available to us on terms that we consider favorable to us.

        Recently issued accounting standards.    In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS 162"). This new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With GAAP." We are currently evaluating the effect, if any, that SFAS 162 will have on our consolidated financial statements, relating to our accounting principles.

        In August 2007, the FASB proposed FASB Staff Position ("FSP") Accounting Principles Board ("APB") 14-a, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), ("FSP APB 14-a"). If approved, FSP APB 14-a will require us to separately account for the liability and equity components of our Notes and recognize additional interest expense at our nonconvertible debt borrowing rate. If the FSP is issued as drafted, it will be effective for our fiscal year beginning in November 2009 and will require retrospective application. We are currently evaluating the effect, if any, that FSP APB 14-a will have on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any resulting goodwill, and any non-controlling interest in the acquiree. SFAS 141 also provides for disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will be effective for us beginning in November 2009 and must be applied prospectively to business combinations completed on or after that date. We are currently evaluating the effect, if any, that SFAS 141R will have on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51"

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

1. DESCRIPTION OF BUSINESS AND INTERIM BASIS OF PRESENTATION (Continued)

("SFAS 160"), which establishes accounting and reporting standards for non-controlling interests ("minority interests") in subsidiaries. SFAS 160 clarifies that a non-controlling interest in a subsidiary should be accounted for as a component of equity separate from the parent's equity. SFAS 160 will be effective for us beginning in November 2009 and must be applied prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. We are currently evaluating the effect, if any, that SFAS 160 will have on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement is effective for us beginning in November 2008. We are currently evaluating the effect, if any, that SFAS 159 will have on our consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued a FSP FAS 157-2, an amendment to SFAS 157, delaying the effective date of SFAS 157, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In accordance with the amendment, this statement is partially effective for us beginning in November 2008 and effective for us beginning in November 2009. We are currently evaluating the effect, if any, that SFAS 157 will have on our consolidated financial statements.

2. ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

        PGIC Table Games Division.    On September 28, 2007, we entered into a purchase agreement for the acquisition of PGIC's Table Games Division ("TGD") business ("Purchase Agreement"), including certain worldwide rights and lease contracts for all of PGIC's table game titles including Caribbean Stud® and Texas Hold' Em Bonus®, as well as a software distribution license agreement ("Software Distribution License Agreement"). Further, we also entered into an amended and restated license agreement with PGIC amending the current license agreement originally entered into on September 29, 2006, which granted us certain expanded rights.

        The acquisition grants us all of PGIC's rights, title, and interest, on a worldwide basis (except for certain defined carved-out customers and of electronic and video rights to the acquired games), in and to all of the assets in or part of the table games division including, without limitation, all intellectual property, hardware, software, existing customer agreements, installed table game base and inventory.

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

2. ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS (Continued)

        Under the terms of the Purchase Agreement, we paid to PGIC an upfront payment of approximately $19,800. The Purchase Agreement also provides for future earn-out payments, where permitted, beginning in calendar 2008, including $3,500 in total non-interest bearing guaranteed minimum payments over a 4-year period, as follows: For each of 2008 and 2009, the guaranteed minimum amounts are $1,000 each year, paid quarterly; and for 2010 and 2011, are $750 each year, also paid quarterly. The future earn-out payments are based on the growth of the acquired TGD business in excess of annual baseline revenue of approximately $4,800. For 2008 and 2009, the earn-out will be 23% of revenue above the baseline amount; for 2010 and 2011, the earn-out will be 19% of revenue above the baseline; and for 2012 to 2016, 10.75% of revenue above the baseline. Actual earn-out payments are applied against the annual guaranteed minimum amounts. Future earn-out payments in excess of the minimum guaranteed payments will be added to the purchase price in accounting for the business combination. The lease and service revenue for the twelve months ended June 30, 2007 of the acquired TGD business totaled approximately $4,800. The acquired installed lease base totaled approximately 600 tables.

        Under the Software Distribution License Agreement, we acquired PGIC's Game Manager™ software and related table hardware (collectively, the "GMS"). The Software Distribution License Agreement provides a framework for us to further utilize the GMS, as well as use PGIC's Casinolink® Jackpot System™ for installations where the GMS cannot handle the total number of tables and/or properties being managed. We paid PGIC a $3,000 advance of royalties due under the Software Distribution License Agreement within 10 days of signing the Purchase Agreement. Once the $3,000 advance is recouped, PGIC will receive recurring quarterly royalty payments for the placement of PGIC's progressive technology on our proprietary table games, subject to our further recoupment of $1,750 related to an earlier licensing transaction with PGIC. The royalty rate for our proprietary games is 15% of the net incremental revenue attributable to adding the progressive element. As of January 31, 2008, we have started integrating the GMS with certain versions of our proprietary table games in numerous jurisdictions.

        The following table sets forth the determination of the consideration paid for the PGIC TGD at the date of acquisition:

Cash	$19,755
Minimum future consideration, non-interest bearing	2,922
Direct acquisition costs	1,233

Total purchase price	$23,910

        In accordance with SFAS 141, the transaction was accounted for as a business combination and, accordingly, the preliminary purchase price was allocated to the underlying assets acquired based upon their estimated fair values at the date of the acquisition. The current purchase price allocation is preliminary and may be adjusted for up to one year after the acquisition. The purchase price may change subject to certain working capital adjustments, as defined in the Purchase Agreement, that have yet to be finalized. No liabilities

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

2. ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS (Continued)

were assumed in this transaction. The following table sets forth the preliminary allocation of the purchase price:

Inventory	$883
Property and equipment	1,101
Customer relationships, average life of 10 years	11,221
Backlog, average life of 1 year	126
Tradenames, trademarks, patents and copyrights, average life of 10 years	2,999
Covenant not to compete, life of 7 years	207
Goodwill	7,373

$23,910

        The acquisition of the PGIC TGD enhances the product offering in our PTG segment. These factors result in the recognition of certain intangible assets and goodwill. Backlog and covenant not to compete are being amortized on a straight-line basis over their useful lives. PGIC TGD amortization expenses for backlog and covenant not to compete were $72 and $0 for the six months ended April 30, 2008 and 2007, respectively. Customer relationships and tradenames, trademarks, patents, and copyrights are being amortized based on their projected revenue streams. PGIC TGD amortization expenses related to customer relationships and tradenames, trademarks, patents, and copyrights were $2,313 and $0 for the six months ended April 30, 2008 and 2007, respectively. Backlog and tradenames, trademarks, patents, and copyrights are charged to cost of leases and royalties, a component of gross margin. Customer relationships and covenant not to compete are reflected in selling, general and administrative expenses in the condensed consolidated statements of income.

3. CURRENT AND LONG-TERM ASSETS

	April 30, 2008	October 31, 2007
Accounts receivable, net:
Trade receivables	$31,247	$35,521
Less: allowance for bad debts	(232)	(476)

Total	$31,015	$35,045

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

3. CURRENT AND LONG-TERM ASSETS (Continued)

	April 30, 2008	October 31, 2007
Investment in sales-type leases and notes receivable, net:
Minimum sales-type lease payments	$7,369	$10,715
Notes receivable—table game licenses	5,780	7,798

Sub-total sales-type leases and notes receivable	13,149	18,513
Less: interest sales-type leases	(816)	(1,085)
Less: deferred service revenue	(1,239)	(1,976)
Less: allowance for bad debts	(257)	(236)

Investment in sales-type leases and notes receivable, net	10,837	15,216
Less: current portion sales-type leases	(3,948)	(4,266)
Less: current portion notes receivable—table game licenses	(3,484)	(4,826)

Long-term portion investment in sales-type leases and notes receivable	$3,405	$6,124

        We maintain provisions for bad debts for estimated credit losses that result from the inability of our customers to make required payments. The provisions for bad debts are estimated based on historical experience and specific customer collection issues.

        Sales-type leases are interest-bearing at fixed market interest rates, require monthly installment payments over periods ranging generally from 30 to 60 months and contain bargain purchase options. Notes receivable includes financing arrangements for sales of our intellectual property products. Amounts are interest-bearing at fixed market interest rates and require monthly installments ranging generally from 30 to 60 months.

        Future minimum lease payments (principal, deferred revenue and interest) to be received for both sales-type leases and notes receivable are as follows:

As of April 30,	2008	2010	2011	Total
Investment in sales-type leases and notes receivable, net:
Future sales-type lease payments	$5,456	$1,689	$223	$7,368
Notes receivable—table game licenses	3,769	1,682	330	5,781

Sub-total sales-type leases and notes receivable	9,225	3,371	553	13,149
Less: interest sales-type leases	(604)	(184)	(28)	(816)
Less: deferred service revenue	(932)	(279)	(28)	(1,239)
Less: allowance for bad debts	(257)	—	—	(257)

Investment in sales-type leases and notes receivable, net	$7,432	$2,908	$497	$10,837

	April 30, 2008	October 31, 2007
Inventories:
Raw materials and component parts	$17,702	$18,975
Work-in-process	2,803	2,141
Finished goods	7,979	12,965

Total	$28,484	$34,081

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

3. CURRENT AND LONG-TERM ASSETS (Continued)

	April 30, 2008	October 31, 2007
Other current assets:
Prepaid expenses	$4,210	$2,502
Other receivables	763	1,442
Other	144	1,342

Total	$5,117	$5,286

        Prepaid expenses consist primarily of prepaid legal fees, prepaid insurance, prepaid rent and computer related maintenance and service fees. As of April 30, 2008 and October 31, 2007, prepaid legal fees were $1,130 and $0, respectively.

        Other receivables consist primarily of an insurance receivable related to legal fees reimbursable under our Directors and Officers ("D&O") insurance policy and were $440 and $955 as of April 30, 2008 and October 31, 2007, respectively. These fees are related to the various class action and derivative lawsuits that have been brought against us. These receivables have been recognized as we have determined that their recovery under our D&O insurance policy is probable. During the six months ended April 30, 2008, we received $1,165 for legal fees submitted under our D&O insurance policy. These legal fees were previously recorded as other receivables at October 31, 2007 and January 31, 2008. See Note 12 for more information related to these lawsuits.

	April 30, 2008	October 31, 2007
Products leased and held for lease:
Utility	$28,210	$29,678
Less: accumulated depreciation	(19,730)	(22,802)

Utility, net	8,480	6,876

Proprietary Table Games	2,307	1,783
Less: accumulated depreciation	(880)	(703)

Proprietary Table Games, net	1,427	1,080

Electronic Table Systems	13,613	12,076
Less: accumulated depreciation	(3,839)	(4,146)

Electronic Table Systems, net	9,774	7,930

Electronic Gaming Machines	222	222
Less: accumulated depreciation	(222)	(222)

Electronic Gaming Machines, net	—	—

Total, net	$19,681	$15,886

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

3. CURRENT AND LONG-TERM ASSETS (Continued)

	April 30, 2008	October 31, 2007
Other long-term assets:
Debt issuance costs, net	$2,181	$2,833
Deposits	4,141	3,872
Investment in Sona	1,192	1,749
PGIC TGD prepaid royalty	4,750	4,750
Other	1,893	2,173

Total	$14,157	$15,377

        Total debt issuance costs incurred with the issuance of long-term debt are capitalized and amortized as interest expense using the effective interest method. Amortization of debt issuance costs were $652 and $673 for the six months ended April 30, 2008 and 2007, respectively. The unamortized portion of the debt issuance costs are expected to be recognized over a weighted-average period of 2.7 years.

        Deposits are primarily comprised of a $3,000 security deposit related to our patent infringement lawsuit against Elixir Gaming Technologies, Inc. (formerly "VendingData") and deposits associated with equipment purchases. See Note 12 for more information related to the Elixir Gaming Technologies, Inc. (formerly "VendingData") litigation.

        Other long term assets of $1,893 and $2,173 as of April 30, 2008 and October 31, 2007, principally include $1,372 and $1,659, respectively, of prepaid licensing costs and $523 and $512, respectively, of restricted cash related to the Kings Gaming Inc. contingent consideration in connection with the purchase of the Play Four Poker™ patent and trademark. See Note 5 for more information related to Kings Gaming contingent consideration.

        We classify our investment in Sona as available-for-sale. Our investment is recorded at fair market value, which, as of April 30, 2008 and October 31, 2007, was $1,192 and $1,749, respectively. See Note 1 for discussion relating to our investment in Sona and the related impairment write-down recognized in the condensed consolidated statements of income for the six month periods ended April 30, 2008.

        See Note 2 for discussion related to the $4,750 PGIC TGD prepaid royalty.

4. INTANGIBLE ASSETS AND GOODWILL

        Amortizable intangible assets.    All of our recorded intangible assets, excluding goodwill and the Stargames and CARD trademarks, are subject to amortization. Amortization expense was $7,329 and $5,357 for the six months ended April 30, 2008 and 2007, respectively.

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

4. INTANGIBLE ASSETS AND GOODWILL (Continued)

        Amortizable intangible assets are comprised of the following as of April 30, 2008 and October 31, 2007:

	Weighted Avg Useful Life	April 30, 2008	October 31, 2007
Amortizable intangible assets:
Patents, games and products	10 years	$65,257	$62,465
Less: accumulated amortization		(30,091)	(23,945)

		35,166	38,520

Customer relationships	10 years	23,712	23,537
Less: accumulated amortization		(3,322)	(2,251)

		20,390	21,286

Licenses and other	6 years	5,913	5,136
Less: accumulated amortization		(2,117)	(1,813)

		3,796	3,323

Developed technology	4 years	10,349	10,254
Less: accumulated amortization		(5,821)	(4,486)

		4,528	5,768

PGIC Backlog	1 Year	126	126
Less: accumulated amortization		(68)	(11)

		58	115

Total		$63,938	$69,012

        Trademark.    Intangibles with an indefinite life consisting of the Stargames and CARD trademarks are not amortized and were $22,611 and $22,331 as of April 30, 2008 and October 31, 2007, respectively.

        Goodwill.    Changes in the carrying amount of goodwill for the six months ended April 30, 2008, are as follows:

	Utility	Proprietary Table Games	Electronic Table Systems	Electronic Gaming Machines	Total
Balance at October 31, 2007	$43,456	$7,373	$42,965	$11,560	$105,354
Foreign currency translation adjustment	2,830	—	400	108	3,338

Balance at April 30, 2008	$46,286	$7,373	$43,365	$11,668	$108,692

        All of our goodwill originated from the acquisitions of foreign subsidiaries and the PGIC TGD. For both domestic and foreign income tax purposes only, goodwill is amortized using the straight-line method and deducted over its statutory fifteen year life. Goodwill has been assigned to our Utility, PTG, ETS and EGM reporting units, as defined under SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets" ("SFAS 142").

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

5. DEBT

        Debt consisted of the following:

	April 30, 2008	October 31, 2007
Contingent convertible senior notes (Notes), fixed rate interest at 1.25%, due 2024	$150,000	$150,000
Senior secured revolving credit facility (Revolver)	66,180	75,680
PGIC TGD minimum consideration, non-interest bearing, due in installments through 2011	3,066	2,922
BTI acquisition contingent consideration	1,480	2,434
Kings Gaming Inc. contingent consideration	501	512
Bet the Set "21" contingent consideration	444	478
ENPAT note payable, non-interest bearing, due in installments through 2007	—	2,985

Total debt	221,671	235,011
Less: current portion	(150,776)	(3,672)

Total long-term debt	$70,895	$231,339

        Contingent convertible senior notes.    In April 2004, we issued $150,000 of contingent convertible senior notes due 2024 (the "Notes") through a private placement under Rule 144A of the Securities Act of 1933. The Notes are unsecured and bear interest at a fixed rate of 1.25% per annum. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, beginning October 15, 2004.

        Holders may convert any outstanding Notes into cash and shares of our common stock at an initial conversion price per share of $28.07. This represents a conversion rate of approximately 35.6210 shares of common stock per $1,000 in principal amount of Notes. The value of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the Notes will be determined based on the applicable Conversion Rate, Conversion Value, Principal Return, and other factors, each as defined in the indenture covering these Notes.

        The Notes are convertible, at the holders' option, into cash and shares of our common stock, under any of the following circumstances:

  •
  during any fiscal quarter commencing after the date of original issuance of the Notes, if the closing sale price of our common stock over a specified number of trading days during the previous quarter is more than 120% of the conversion price of the Notes on the last trading day of the previous quarter;

  •
  if we have called the Notes for redemption and the redemption has not yet occurred;

  •
  during the five trading day period immediately after any five consecutive trading day period in which the trading price of the Notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our common stock on such day multiplied by the number of shares of our common stock issuable upon conversion of $1,000 in principal amount of the Notes, provided that, if on the date of any conversion pursuant to this trading price condition, our common

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

5. DEBT (Continued)

    stock price on such date is greater than the conversion price but less than 120% of the conversion price, then the holder will be entitled to receive Conversion Value (as defined in the indenture covering these Notes) equal to the principal amount of the Notes, plus accrued and unpaid interest including liquidated damages, if any; or

  •
  upon the occurrence of specified corporate transactions.

        We may call some or all of the Notes at any time on or after April 21, 2009, at a redemption price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest and including liquidated damages, if any, up to but not including the date of redemption. In addition, the holders may require us to repurchase all or a portion of their Notes on April 15, 2009, 2014 and 2019, at 100% of the principal amount of the Notes, plus accrued and unpaid interest and including liquidated damages, if any, up to but not including the date of repurchase, payable in cash. Upon a change in control, as defined in the indenture governing the Notes, holders may require us to repurchase all or a portion of their Notes, payable in cash equal to 100% of the principal amount of the Notes plus accrued and unpaid interest and liquidated damages, if any, up to but not including the date of repurchase.

        As indicated above, the Notes may be converted to cash on April 15, 2009. The Company expects that the Note holders will exercise this option on April 15, 2009, accordingly, we have classified the entire $150,000 Notes in current portion of debt. Due to the classification of the Notes as of April 30, 2008, we have a working capital deficit of $85,919. Prior to or at the time of such mandatory repurchase, we would have to refinance the Notes or otherwise obtain the capital to repurchase the Notes. We currently do not have financing alternatives in place, however we are exploring various financing alternatives. Our ability to refinance the Notes would be subject to prevailing market conditions at the time and could lead to a higher cost of capital or dilute our equity, depending on which strategy or combination of strategies we select.

        $100,000 senior secured revolving credit facility.    On November 30, 2006, we entered into a $100,000 senior secured revolving credit facility (the "Revolver") with Deutsche Bank Trust Company Americas, as a Lender and as the Administrative Agent, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A., as Joint Lead Arrangers and Book Managers, and Wells Fargo Bank, N.A. as Syndication Agent. We initially drew $71,180 on the facility, which was used to repay in its entirety a bridge loan originally entered into on January 25, 2006 (the "Old Credit Agreement"). The outstanding balance of the Revolver was $66,180 at April 30, 2008. Our effective interest rate as of April 30, 2008 was 6.91%. Any remaining amount available under the Revolver will be used for working capital, capital expenditures and general corporate purposes, including share repurchases. The Revolver will mature on November 30, 2011.

        The interest rate under the Revolver is based on the sum of the relevant Base Rate or Eurodollar Rate plus the Applicable Margin, as defined, each as in effect from time to time. The obligations under the Revolver are guaranteed by each wholly-owned domestic subsidiary of ours that is not an immaterial subsidiary and each wholly-owned domestic subsidiary that is not an immaterial subsidiary of the Company established, created or acquired after

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

5. DEBT (Continued)

November 30, 2006, if any. The Revolver contains customary affirmative and negative covenants for transactions of this nature, including but not limited to restrictions and limitations on the following:

  •
  Permitted acquisitions;

  •
  Incurrence of indebtedness;

  •
  Granting or incurrence of liens;

  •
  Pay dividends and make other distributions in respect of our equity securities;

  •
  Acquire assets and make investments;

  •
  Sales of assets;

  •
  Transactions with affiliates;

  •
  Mergers;

  •
  Total Leverage Ratio;

  •
  Interest Expense Coverage ratio; and

  •
  Agreements to restrict dividends and other payments from subsidiaries.

        As of April 30, 2008, we had approximately $33,820 of available remaining credit under the Revolver. We have two financial maintenance covenants under our Credit Facility: a Total Leverage Ratio and an Interest Expense Coverage ratio. Our Credit Agreement prohibits us from exceeding a Total Leverage Ratio, as defined therein, of 4.5:1. Our Total Leverage Ratio as of October 31, 2007 was 3.8 to 1.0; our ratio as of April 30, 2008 was 3.9 to 1.0. Our Credit Agreement requires us to maintain an Interest Coverage Ratio, as defined therein, in excess of 3.0 to 1.0. Our Interest Coverage Ratio as of October 31, 2007 was 8.4 to 1.0; our ratio as of April 30, 2008 was 7.6 to 1.0.

        PGIC Table Games Division minimum consideration.    In connection with our acquisition of PGIC's worldwide TGD on September 26, 2007, we recorded minimum consideration of $3,500 due in non-interest bearing quarterly installments through December 2011. The minimum consideration consists of quarterly payments for each calendar year beginning in 2008 through 2011. The annual minimum consideration amounts to be paid in 2008 and 2009 are $1,000 each year and the annual minimum consideration amounts to be paid in 2010 and 2011 are $750 each year. The balance as of April 30, 2008 of $3,066 represents the discounted present value of the future payments, excluding imputed interest of approximately $434 using an effective interest rate of 7.25%.

        BTI liabilities.    In connection with our acquisition of certain assets from Bet Technology, Inc. ("BTI") in February 2004, we recorded an initial estimated liability of $7,616 for contingent installment payments computed as the excess fair value of the acquired assets over the fixed installments and other direct costs. Beginning November 2004, we pay monthly note installments based on a percentage of certain revenue from BTI games for a period of up

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

5. DEBT (Continued)

to ten years, not to exceed $12,000. The balance of this liability as of April 30, 2008, was $1,480.

        Kings Gaming Inc. contingent consideration.    In April 2007, we purchased the Play Four Poker patent and trademark from Kings Gaming Inc. for a total purchase price of $1,140. Of the total $1,140 purchase price, $500 was deposited into an interest bearing escrow account for Kings Gaming Inc, which shall remain in escrow until September 1, 2012 ("Maturity Date"); consequently the $500 is classified as a restricted asset on our balance sheet in other long term assets. Upon expiration of the escrow period, Kings Gaming Inc. will be entitled to the $500 escrowed amount and interest earned thereon contingent upon no claims being made against the purchased patent and trademark, as outlined in the Intellectual Property Purchase Agreement, dated April 17, 2007 ("Effective Date"). On each anniversary of the Effective Date until the Maturity Date, Kings Gaming, Inc. shall only be entitled to interest accrued in the interest bearing escrow account. The balance of this liability as of April 30, 2008 was $501. We paid $22 of interest on the first anniversary date of the Effective Date, April 17, 2008. Our effective interest rate as of April 30, 2008 was 4.16%.

        Bet the Set "21" contingent consideration.    In connection with our acquisition of Bet the Set "21" in June 2005, we recorded contingent consideration of $560. The contingent consideration is non-interest bearing and consists of quarterly payments of 22.5% of "adjusted gross revenues," as defined, attributed to the Bet the Set "21"® side bet table games up to a maximum of $560. The balance of this liability as of April 30, 2008, was $444.

        ENPAT note payable.    In December 2004, we purchased two RFID technology patents from ENPAT for $12,500. The purchase price was comprised of an initial payment of $2,400 followed by a $1,100 payment in January 2005 and non-interest bearing annual installments through December 2007. The balance as of April 30, 2008 and October 31, 2007 was $0 and $2,985, respectively, which represented the discounted present value of the future payments, including imputed interest of approximately $146. The remaining principal and interest payment of $3,000 was paid in December 2007.

6. SHAREHOLDERS' EQUITY

        Common stock repurchases.    Our board of directors periodically authorizes us to repurchase shares of our common stock, however we generally prioritize bank debt reduction over share repurchases. For the six month periods ended April 30, 2008 and 2007, we repurchased 0 and 75 shares of our common stock at an average price of $0 and $25.77, for a total cost of $0 and $1,993. As of April 30, 2008, $28,203 remained outstanding under our board authorizations. We cancel shares that we repurchase.

        The timing of our common stock repurchases pursuant to our board of directors' authorization is dependent on future opportunities and on our views, as they may change from time to time, as to the most prudent uses of our capital resources, including cash and borrowing capacity.

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

6. SHAREHOLDERS' EQUITY (Continued)

        Tax benefit from stock option exercises.    During the six months ended April 30, 2008 and 2007, we realized income tax benefits of $0 and $1,748, respectively, related to deductions for employee stock option exercises. These tax benefits, which reduced income taxes payable and increased additional paid-in capital by an equal amount, had no affect on our provision for income taxes.

        Other comprehensive income.    Other comprehensive income consists of foreign currency translation adjustments and adjustments to our investment in Sona, in accordance with SFAS 115, for the three and six months periods ended April 30, 2008. Other comprehensive income consists of foreign currency translation adjustments for the six months period ended April 30, 2007. The following table provides information related to comprehensive income for the six months period ended April 30, 2008 and 2007:

	Six Months Ended April 30,
	2008	2007
Net income	$1,245	$5,465
Currency translation adjustments	6,825	12,069
Unrealized loss on investment in Sona	(123)	—

Total comprehensive income	$7,947	$17,534

7. SHARE-BASED COMPENSATION

        Share-based award plans.    In February 2004, our board of directors adopted and, in March 2004, our shareholders approved the Shuffle Master, Inc. 2004 Equity Incentive Plan (the "2004 Plan") and the Shuffle Master, Inc. 2004 Equity Incentive Plan for Non-Employee Directors (the "2004 Directors' Plan"). These approved plans replaced our prior plans and no further options may be granted from the prior plans. Both the 2004 Plan and the 2004 Directors' Plan provide for the grant of stock options, stock appreciation rights (none issued), and restricted stock and restricted stock units, individually or in any combination (collectively referred to as "Awards"). Stock options may not be granted at an exercise price less than the market value of our common stock on the date of grant and may not be subsequently repriced. Equity granted under the 2004 Plan generally vests in equal increments over four years and expires in ten years. Equity granted under the 2004 Directors' Plan generally vests immediately and expires in ten years, although initial equity grants to directors upon joining the Board can partially vest either immediately and/or partially over one or two years.

        The 2004 Plan provides for the grants of Awards to our officers, other employees and contractors. The maximum number of Awards which may be granted is 2,700 of which no more than 1,890 may be granted as restricted stock. The 2004 Directors' Plan provides for the grants of Awards to our non-employee directors. The maximum number of Awards which may be granted is 1,125 of which no more than 788 may be granted as restricted stock.

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

7. SHARE-BASED COMPENSATION (Continued)

        As of April 30, 2008, 539 and 668 shares are available for grant under the 2004 Plan and 2004 Directors' Plan, respectively. A summary of activity under our shared-based payment plans for the period ended April 30, 2008 is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 31, 2007	2,906	$19.68	6.4	$2,757
Granted	607	9.71	—	—
Exercised	—	—	—	—
Forfeited or expired	(52)	24.57	—	—

Outstanding at April 30, 2008	3,461	17.86	6.6	9

Exercisable at April 30, 2008	2,339	17.81	5.6	9
Vested and expected to vest at April 30, 2008	3,269	17.86	6.6	9

        Option valuation models require the input of highly subjective assumptions, and changes in assumptions used can materially affect the fair value estimate. Expected volatility and dividends are based on historical factors related to our common stock. Expected term represents the estimated weighted-average time between grant and employee exercise. Risk free interest rate is based on U.S. Treasury rates appropriate for the expected term. We estimate the fair value of each stock option award on the grant date using the Black-Scholes valuation model incorporating the weighted-average assumptions noted in the following table.

	Six Months Ended April 30,
	2008	2007
Option valuation assumptions:
Expected dividend yield	—	—
Expected volatility	46.5%	39.2%
Risk-free interest rate	3.0%	4.5%
Expected term	4.22 years	4.19 years

        The total income tax benefits from stock option exercises during the six months ended April 30, 2008 and 2007 were $0 and $1,748, respectively. As of April 30, 2008, there was a total of $5,283 of unamortized compensation expense related to stock options, which is expected to be recognized over a weighted-average period of 1.9 years.

        During the six months ended April 30, 2008 and 2007, we issued 59 and 205 shares of restricted stock, respectively, with an aggregate fair value of $697 and $5,409, respectively. The total value of each restricted stock grant, based on the fair market value of the stock on the date of grant, is amortized to compensation expense over the related vesting period.

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

7. SHARE-BASED COMPENSATION (Continued)

        A summary of activity related to restricted stock as of April 30, 2008 is presented below:

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at October 31, 2007	486	$26.19
Granted	59	11.64
Exercised	(22)	19.85
Forfeited	(1)	9.09

Nonvested at April 30, 2008	522	23.92

        As of April 30, 2008, there was $6,638 of unamortized compensation expense related to restricted stock, which is expected to be recognized over a weighted-average period of 1.9 years.

        Recognition of compensation expense.    The following table shows information about compensation costs recognized:

	Six Months Ended April 30,
	2008	2007
Compensation costs:
Stock options	$884	$1,140
Restricted stock	1,462	1,589

Total compensation cost	2,346	2,729
Related tax benefit	$(573)	$(793)

        Reported share-based compensation expense was classified as follows:

	Six Months Ended April 30,
	2008	2007
Cost of sales	$12	$21
Selling, general and administrative	2,143	2,557
Research and development	191	151

Total share-based compensation	$2,346	$2,729

8. INCOME TAXES

        Our effective income tax rate for continuing operations for the six months ended April 30, 2008 and 2007, was 33.5% and 28.9%, respectively. The difference between the federal statutory rate and our effective income tax rate is primarily due to the relative size of certain significant permanent items (e.g. interest expense and research & development tax benefits) to book income. Looking forward, our effective income tax rate may fluctuate due to changes in our amount and mix of United States and foreign income, changes in tax legislation, changes in our estimates of federal tax credits, changes in our assessment of uncertainties as valued under FIN 48, as well as accumulated interest and penalties and other deductions.

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

8. INCOME TAXES (Continued)

        In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 ", which creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006, and accordingly, the Company adopted FIN 48 on November 1, 2007.

        As a result of the implementation of FIN 48, the Company recorded $1,334 of liabilities for unrecognized tax benefits of which $1,334, if recognized, would impact the effective rate. In addition, $1,043 of this amount was accounted for as a decrease to the retained earnings balance on November 1, 2007.

        Interest and penalties related to income taxes are classified as income tax expense in the Company's financial statements. As a result of the application of FIN 48, the Company accrued approximately $146 and $18 of interest and penalties, respectively.

        The Company files numerous consolidated and separate income tax returns in the United States federal jurisdiction and in many state and foreign jurisdictions. With few exceptions, the Company is no longer subject to United States federal income tax examinations for years before 2003 and is no longer subject to state and local, or foreign income tax examinations for years before 2002 and 2003, respectively.

        The Company does not anticipate that total unrecognized tax benefits will significantly change in the next 12 months.

9. EARNINGS PER SHARE

        Shares used to compute basic and diluted earnings per share from continuing operations are as follows:

	Six Months Ended April 30,
	2008	2007
Income from continuing operations	$1,246	$5,378

Basic:
Weighted average shares	34,722	34,663

Diluted:
Weighted average shares, basic	34,722	34,663
Dilutive effect of options and restricted stock	102	797
Dilutive effect of contingent convertible notes	—	5

Weighted average shares, diluted	34,824	35,465

Basic earnings per share	$0.04	$0.16
Diluted earnings per share	$0.04	$0.15
Weighted average anti-dilutive shares excluded from diluted EPS	15,472	2,017

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

9. EARNINGS PER SHARE (Continued)

        We account for our contingent convertible notes in accordance with FASB Emerging Issues Task Force Issue No. 04-8 ("EITF 04-8"), "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" which requires us to include the dilutive effect of our outstanding Notes shares in our diluted earnings per share calculation, regardless of whether the market price trigger or other contingent conversion feature has been met. Because our Notes include a mandatory cash settlement feature for the principal payment, we apply the treasury stock method. This method results in incremental dilutive shares when the average fair value of our common stock for a reporting period exceeds the initial conversion price per share of $28.07. During the six months ended April 30, 2008, the average fair value of our common stock did not exceed $28.07. During the six months ended April 30, 2007, the average fair value of our common stock did exceed $28.07, resulting in 5 additional dilutive shares.

10. OTHER EXPENSE

        Other expense is comprised of the following:

	Six Months Ended April 30,
	2008	2007
Interest income	$941	$784
Interest expense	(3,992)	(3,722)
Amortization of debt issue costs	(652)	(673)
Foreign currency gain (loss)—net	(870)	(1,130)
Other	16	(7)

Total Other expense	$(4,557)	$(4,748)

        Interest income relates primarily to our investment in sales-type leases, notes receivable portfolio and cash on hand.

        Interest expense for the six months ended April 30, 2008 and 2007, primarily relates to interest on our Notes and Revolver.

        Amortization of debt issue costs for the six months ended April 30, 2008 and 2007, relate to our Notes and Revolver.

        Foreign currency loss relates to fluctuations of the U.S. dollar, the Euro, the Australian dollar and the Pataca. Our foreign subsidiaries engage in activities with us and certain customers in U.S. dollar and other foreign denominated contracts. Additionally, we are settling certain inter-company balances, which have resulted in the recognition of additional foreign currency fluctuations pursuant to SFAS No. 52, "Foreign Currency Translation".

11. OPERATING SEGMENTS

        In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," we report segment information based on the "management approach". The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments.

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

11. OPERATING SEGMENTS (Continued)

        During fiscal 2007, we instituted some organizational changes at our global headquarters in Las Vegas, Nevada to support the implementation of our five-point strategy. Specifically, our Las Vegas-based operations were divided into two distinct divisions: a corporate headquarters group and a new profit center called Shuffle Master-Americas. The organizational changes also included the formation of the Corporate Product Group ("CPG"). The CPG is responsible for overseeing the creation and development of our existing and future product lines. In addition to including key corporate executives responsible for product content and product strategy, the CPG will also oversee our global product research and development.

        As part of our reorganization and the continued implementation of our five-point strategy, we reanalyzed our historical reportable segments, the Utility Products and Entertainment Products segments, and determined that it was appropriate to expand our reportable segments to include Utility, Proprietary Table Games, Electronic Table Systems and Electronic Gaming Machines as we manage our business primarily on a product division basis. Prior periods have been reclassified to conform to this presentation. Our reportable segments are our operating segments.

        Our Utility segment includes a full line of automatic card shufflers for use with the vast majority of card table games as well as chip sorting machines for use on roulette tables. We also have acquired and/or are developing other products that automatically gather data to enable casinos to track table game play, such as Table iD™, part of our ITS product offerings, currently in development with IGT and PGIC.

        Our PTG segment includes our portfolio of live table games including poker, blackjack, baccarat, and pai gow poker-based table games, as well as progressive table games with bonusing options and side bets. To maximize the reach of our broad intellectual property portfolio, we have licensed several of our popular table game titles to a variety of other companies including Delta Rangers, Inc., a company whose Malta-based subsidiary, Guardian Gaming, owns and operates Shuffle Master Live!, a play for fun and play for real legalized internet gaming site that offers several Shuffle Master proprietary titles as well as a wide range of public domain content. Shuffle Master Live! was launched in November 2007.

        Our ETS segment includes our e-Table gaming platforms including Table Master™, Vegas Star®, Rapid Table Games™ and wireless Casino On Demand™.

        Our EGM segment includes our PC-based video slot machines with an extensive selection of video slot titles which include a range of bonus round options. The EGMs are developed for select markets including Australasia and Latin America.

        Each segment's activities include the design, development, acquisition, manufacture, marketing, distribution, installation and servicing of its product lines. All periods presented have been reclassified to conform to our current reportable segments.

        We evaluate the performance of our operating segments based on net revenues, gross margin and operating income. Segment revenues include leasing, licensing, or selling of products within each reportable segment. Segment operating income includes net revenues

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

11. OPERATING SEGMENTS (Continued)

attributable to third parties and expenses directly and indirectly associated with the product lines included in each segment. Direct expenses primarily include depreciation of leased assets, amortization of intangible assets, cost of products sold, shipping, installation, commissions, product approval costs, research and development and product related litigation. Indirect expenses include an activity-based allocation of other general product-related costs, the most significant of which are service and selling expenses, including stock-based compensation expense, and manufacturing overhead. Capital expenditures include amounts reported in our condensed consolidated statements of cash flows for purchases of leased products, property and equipment, and intangible assets plus the financed or non-cash portion of these purchases which is excluded from cash flows.

        Operating income for each segment excludes other income and expense, income taxes and certain expenses that are managed outside of the operating segments. The amounts classified as unallocated corporate expenses consist primarily of costs related to overall corporate management and support functions. These include costs related to executive management, accounting and finance, general sales support, legal and compliance costs, office expenses, and other amounts for which allocation to specific segments is not practicable.

        The following provides financial information concerning our reportable segments of our continuing operations:

	Six Months Ended April 30,
	2008	2007
Revenue:
Utility	$39,370	$39,885
Proprietary Table Games	18,933	15,903
Electronic Table Systems	12,210	10,583
Electronic Gaming Machines	16,324	15,523
Unallocated Corporate	63	91

	$86,900	$81,985

Gross profit:
Utility	$22,909	$25,562
Proprietary Table Games	15,753	13,460
Electronic Table Systems	5,697	5,332
Electronic Gaming Machines	7,067	5,560
Unallocated Corporate	(390)	(66)

	$51,036	$49,848

Operating income (loss):
Utility	$17,545	$18,847
Proprietary Table Games	14,105	11,169
Electronic Table Systems	2,100	1,392
Electronic Gaming Machines	3,190	2,369
Unallocated Corporate	(30,075)	(21,207)

	$6,865	$12,570

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

11. OPERATING SEGMENTS (Continued)

Depreciation and amortization:
Utility	$4,656	$4,764
Proprietary Table Games	2,002	1,254
Electronic Table Systems	2,942	1,206
Electronic Gaming Machines	682	372
Unallocated Corporate	1,906	2,242

	$12,188	$9,838

Capital expenditures:
Utility	$3,423	$2,836
Proprietary Table Games	877	—
Electronic Table Systems	4,065	2,736
Electronic Gaming Machines	233	210
Unallocated Corporate	772	1,163

	$9,370	$6,945

REVENUE BY GEOGRAPHIC AREA

        The following provides financial information concerning our revenues by geographic area for the six months ended April 30, 2008 and 2007:

	Six Months Ended April 30,
	2008		2007
Revenue:
United States	$41,422	47.7%	$39,744	48.4%
Canada	3,751	4.3%	4,020	4.9%
Other North America	1,054	1.2%	957	1.2%
Europe	7,478	8.6%	4,166	5.1%
Australia	23,586	27.1%	18,499	22.6%
Asia	6,564	7.6%	13,031	15.9%
Other	3,045	3.5%	1,568	1.9%

	$86,900	100.0%	$81,985	100.0%

        Revenues by geographic area are determined based on the location of our customers. For the six months ended April 30, 2008, sales to customers outside the United States accounted for 52.3% of consolidated revenue, compared to 51.6% for the same prior year period.

12. COMMITMENTS AND CONTINGENCIES

        Purchase commitments.    From time to time, we enter into commitments with our vendors to purchase inventory at fixed prices or in guaranteed quantities. As of April 30, 2008, our significant inventory purchase commitments totaled $12,432 which are primarily related to our one2six® shufflers, Easy Chipper C™, Table Master™, Vegas Star®, Rapid Table Games™

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

12. COMMITMENTS AND CONTINGENCIES (Continued)

and our EGMs. These purchase commitments represent short-term open purchase orders with our vendors as of April 30, 2008.

        Minimum royalty payments.    In June 2007, we entered into a License Agreement with DEQ Systems Corporation ("DEQ") related to the licensing of intellectual property for use in our business which contains annual minimum royalty payments. The aggregate annual minimum royalty payments are approximately $20,081 through 2019. The annual minimum royalty payments under this agreement are only required in order for us to preserve our exclusivity rights. The following table assumes that we will preserve our exclusivity rights.

As of April 30,
2008	$200
2009	750
2010	1,550
2011	1,705
2012	1,876
Thereafter	14,000

Total	$20,081

        If we are not an exclusive distributor, the annual minimum royalty would be $0.

        Employment agreements.    We have entered into employment contracts with our corporate officers and certain other key employees with durations ranging typically from one to three years. Significant contract provisions include minimum annual base salaries, healthcare benefits, bonus compensation if performance measures are achieved, and non-compete provisions. These contracts are primarily "at will" employment agreements, under which the employee or we may terminate employment. If we terminate any of these employees without cause, we are obligated to pay the employee severance benefits as specified in their individual contract. As of April 30, 2008, minimum aggregate severance benefits totaled $5,775 for employment agreements expiring through 2009.

        Legal Proceedings.    In the ordinary course of business, we are involved in various legal proceedings and other matters that are complex in nature and have outcomes that are difficult to predict. In accordance with SFAS 5, "Accounting for Contingencies," we record accruals for such contingencies to the extent that we conclude that it is probable that a liability will be incurred and the amount of the related loss can be reasonably estimated. Our assessment of each matter may change based on future unexpected events. An unexpected adverse judgment in any pending litigation could cause a material impact on our business operations, intellectual property, results of operations or financial position. Unless otherwise expressly stated, we believe costs associated with litigation will not have a material impact on our financial position or liquidity, but may be material to the results of operations in any given period. We assume no obligation to update the status of pending litigation, except as may be required by applicable law, statute or regulation.

        1.     VendingData II—In October 2004, we filed a second patent infringement lawsuit ("VendingData II") against VendingData Corporation ("VendingData"). We settled our first

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

12. COMMITMENTS AND CONTINGENCIES (Continued)

patent infringement lawsuit against VendingData on July 12, 2005 ("VendingData I"). This second suit alleges that the use, importation and offering for sale of VendingData's PokerOne™ shuffler infringes another patent owned by us (a different patent than the patents that were the subject of the VendingData I case). VendingData II was filed in the U.S. District Court for the District of Nevada (the "Court") in Las Vegas, Nevada. The complaint seeks an unspecified amount of damages against VendingData and a preliminary and permanent injunction against VendingData's infringing conduct. VendingData has denied infringement and has also filed a counterclaim for a declaratory judgment of non-infringement.

        On November 29, 2004, the Court granted our motion for a preliminary injunction (the "Injunction"). The Injunction became effective upon our posting of a $3,000 cash security with the Court on November 30, 2004. This security deposit is included in other non-current assets on our consolidated balance sheet, and is available to VendingData to the extent, if any, that VendingData proves and is otherwise legally entitled to any actual damages, if any, which the Injunction caused VendingData if, in fact, it is found that the Injunction was wrongfully issued. On December 17, 2004, the Court denied VendingData's two emergency motions to modify the Injunction.

        In March 2005, the Court of Appeals for the Federal Circuit (the "Federal Circuit") stayed the Injunction based on a technical defect in the Court's process in granting the Injunction, and not on its merits. On December 27, 2005, the Federal Circuit vacated the Injunction and ordered the Court to perform a more complete claim construction analysis in order to deal with any future motions on whether or not to reinstate the Injunction. Two of the three judges on the Federal Circuit panel stated that under VendingData's claim construction the PokerOne likely did not literally infringe. We continue to believe that infringement exists under either our claim construction or VendingData's claim construction. The Federal Circuit did not rule on which claim construction is the proper one.

        In May 2005, the Court held a Markman hearing for construction of the claims. On September 26, 2005, U.S. Magistrate Lawrence R. Leavitt for the District of Nevada issued his Claim Construction Report and Recommendation in the Markman hearing concerning VendingData's PokerOne™ shuffler. The Magistrate's findings were limited to his interpretation of certain words in the patent claim asserted by us, and he agreed with the interpretation put forth by VendingData. On February 26, 2007, the Court adopted and accepted, without modification, the Magistrate's Recommendation. The Magistrate's Recommendation, as adopted by the Court, is not a determination of whether the PokerOne™ infringes the asserted patent, nor does it speak to the validity of our claims. There can be no guarantee that, upon any further appeal of the Court's adoption of the Magistrate's Recommendation, the Federal Circuit will agree with our claim construction.

        On April 5, 2007, we filed a motion for release of the $3,000 cash security, which VendingData has opposed. The Court has not yet ruled on that motion.

        On April 27, 2007, VendingData filed a motion for summary judgment claiming that the PokerOne™ does not infringe.

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

12. COMMITMENTS AND CONTINGENCIES (Continued)

        On May 23, 2007, the Court entered an order granting VendingData's motion for a protective order staying all further discovery in the case pending resolution of VendingData's motion for summary judgment, other than further discovery granted Shuffle Master pursuant to an emergency motion heard on May 10, 2007. On May 31, 2007, Shuffle Master opposed VendingData's motion for summary judgment of non-infringement, and brought a cross motion for summary judgment that the PokerOne™ does infringe.

        On February 1, 2008, the Court granted VendingData's Motion for Summary Judgment and denied Shuffle Master's Cross Motion for Summary Judgment. We appealed this ruling on February 29, 2008. On February 15, 2008, VendingData filed a Motion for Attorney's Fees and Costs requesting in excess of approximately $1,800, based on VendingData's theory that the case was filed by us in bad faith and that the case was a "vexatious" litigation. On March 17, 2008, we filed an opposition to the Motion for Attorney's Fees and Costs. On March 25, 2008, the Court stayed all proceedings in regards to the Motion for Attorney's Fees and Costs until the resolution of the appeal of Shuffle Master's Cross Motion for Summary Judgment. The appeal process will likely not be concluded until some time in calendar year 2009. We believe the likelihood of some unfavorable outcome in this matter is reasonably possible. We cannot, however, at this time, reasonably estimate an expected loss, if any. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        2.     Awada—On April 25 and April 26, 2005, our rescission trial was held in the District Court in Clark County, Nevada in the case against us and our CEO, Mark Yoseloff, brought by plaintiffs Yehia Awada and Gaming Entertainment, Inc. At the conclusion of the trial, the court granted our rescission motion, ordering that the subject contract, called the "Game Option Agreement", be rescinded and/or void. On May 18, 2005, the Court entered Findings of Fact/Conclusions of Law confirming the Court's rescission ruling. Among the findings, the Court found that the actions of the plaintiffs Awada and Gaming Entertainment, Inc. demonstrated that the plaintiffs never had any intention of conveying to us the exclusive license to the 3-Way Action game, as they had agreed and were required to do under the Game Option Agreement. The Court further found that we had established by a preponderance of the evidence that the plaintiffs had materially failed to perform their obligations under the Game Option Agreement and that we were entitled to the remedy of rescission. On May 5, 2005, the Court ruled on the parties' damages requests in connection with the case and as required under Nevada law. Plaintiffs were seeking approximately $13,000 in damages. The Court ordered that the total damages under Nevada law due to the successful rescission of the Game Option Agreement was $130, including all interest. The damages amount was paid in June 2006.

        Plaintiffs have appealed the Court's order granting the rescission of the "Game Option Agreement" to the Nevada Supreme Court.

        On December 27, 2007, the Nevada Supreme Court denied the appeal filed by the plaintiffs with regard to the District Court's rescission judgment and its dismissal of all claims related to the breach of contract issues, and affirmed the District Court's order granting the rescission of the "Game Option Agreement". The Supreme Court also remanded to the

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

12. COMMITMENTS AND CONTINGENCIES (Continued)

District Court, on procedural grounds, the remaining non-contract claims. We now intend to seek dismissal of these claims. We do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        3.     GEI—In July 2004, we filed a patent infringement lawsuit against Gaming Entertainment, Inc. and Yehia Awada ("GEI") in the U.S. District Court for the District of Nevada, in Las Vegas, Nevada. The lawsuit alleges that GEI's 3-5-7 Poker™ game infringes one of our Three Card Poker® patents and one of our Let-It-Ride® patents. We are seeking a permanent injunction and an as yet undetermined amount of damages against GEI. GEI has answered our complaint, denying infringement, and also seeking a ruling that the patents are invalid. Fact and expert discovery is complete. In November 2005, the Court held a Markman hearing for construction of the claims. On September 28, 2007, the Magistrate ruled in our favor in the Markman hearing on claim construction. The defendants have appealed. In March 2006, GEI filed and, we opposed, several summary judgment motions challenging the validity of the Three Card Poker patent involved in this litigation. GEI filed its reply briefs in April 2006, and the summary judgment motions are pending. The case is stayed pending resolution of the summary judgment motions.

        On November 16, 2007, the Court adopted the Magistrate's ruling in our favor on the claims construction and overruled the defendants' objections to the Magistrate's ruling. The Court ordered supplemental briefing on the pending summary judgment motions as a result of this ruling. We filed supplemental briefs and the defendants did not. We are still awaiting a ruling on the summary judgment.

        On March 6, 2008, the Court ordered the Clerk to enter default against GEI. The Clerk entered default against GEI on March 6, 2008. In accordance with the Court's order of March 6, 2008, we sought appropriate damages, an injunction and costs to be included in a default judgment. On May 20, 2008, the Court set a hearing for June 9, 2008 on our Motion for a Default Judgment. At this time, we do not believe that we will suffer any loss.

        4.     Awada II—On September 12, 2005, we filed a new lawsuit against defendants Awada and Gaming Entertainment, Inc. The lawsuit alleges that our Four Card Poker game is being infringed and illegally copied by the defendants' Play Four Poker game. The lawsuit claims that the defendants are violating the federal Lanham Act by infringing the trademark/trade dress of our Four Card Poker game layout, and that the defendants are committing acts of unfair competition, interference with prospective business advantage and conversion. Our action seeks appropriate injunctive relief against defendants' Play Four Poker game layout, as well as unspecified monetary damages. On September 15, 2005, the U.S. District Court for the District of Nevada issued a temporary restraining order prohibiting the defendants from displaying or advertising the infringing layout.

        On or about December 6, 2005, the defendants answered our complaint and denied all liability. They also filed counterclaims for alleged patent misuse, anti-trust violations based on said patent misuse, patent invalidity, unfair competition, unfair trade practices, and other related claims. The counterclaims seek an unspecified amount of damages, disgorgement of

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

12. COMMITMENTS AND CONTINGENCIES (Continued)

our profits as a result of our alleged unfair trade practices, and preliminary and permanent injunctive relief against our alleged unfair trade practices. The defendants filed these counterclaims against both us and our CEO. We completely and uncategorically deny the defendants' counterclaims, and intend to vigorously oppose them. On January 9, 2006, we filed a motion to dismiss all of defendants' counterclaims. On January 24, 2006, the defendants filed an opposition to our motion to dismiss. On March 27, 2006, the Court granted our motion for a preliminary injunction and dismissed four of the defendants' seven counterclaims. On April 19, 2007, the Court granted our summary judgment motions on trade dress infringement and defendants' counterclaims, and all of those counterclaims were dismissed with prejudice. All other claims were dismissed with prejudice, except our trademark infringement claim that was dismissed without prejudice. A permanent injunction was also entered.

        On May 17, 2007, Awada filed an appeal to the Ninth Circuit Court of Appeals on all issues. On September 18, 2007, the Ninth Circuit Court of Appeals dismissed the appeal of Gaming Entertainment, Inc. for lack of prosecution. The appeal continues with the Appellant Yehia Awada. The appeal is pending. We do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        5.     MP Games I—In July 2004, we filed a complaint against MP Games LLC and certain other defendants in the U.S. District Court for the District of Nevada, in Las Vegas, Nevada. The complaint alleges that the defendants' MP21 System infringes two patents owned by us. The complaint also alleges misappropriation of trade secrets against certain, but not all, of the defendants, and also includes claims for correction of named inventor on certain related patents held in the name of certain of the defendants. We are seeking a permanent injunction and damages against all of the defendants. The defendants have answered our complaint denying infringement and also claiming that the two patents are invalid. The defendants have also counterclaimed against us, claiming that we infringe several of their patents, and that we misappropriated certain of their trade secrets, and are seeking damages against us. We deny any infringement, misappropriation or wrongdoing. In May 2005, the Court dismissed defendants' breach of contract counterclaim.

        In a Two-Party Agreement transaction with IGT, IGT purchased a 50% ownership interest in the two patents which are the subject of this lawsuit, and IGT has been added as a named plaintiff in this lawsuit.

        On December 20, 2005, the Court entered its Markman order, construing the disputed claims in the various patents-in-suit. The Court ruled in our favor on a number of disputed terms and in the defendants' favor on others. Some or all of these rulings may be overturned on appeal.

        In August 2006, the Court dismissed all but one of the defendants' trade secret misappropriation claims. Subsequently, pursuant to a partial settlement agreement, the parties dismissed all of their trade secret claims.

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

12. COMMITMENTS AND CONTINGENCIES (Continued)

        Recently, the defendants filed seven summary judgment motions dealing with various non-infringement and invalidity arguments. We also filed a summary judgment motion seeking to invalidate two of the four patents asserted by the defendants. These motions have been fully briefed.

        In light of the Supreme Court's decision in KSR v. Teleflex, the Court has permitted the parties to submit supplemental expert reports on the issue of obviousness, take supplemental depositions of these experts, and submit supplemental briefing to the Court on the issue of obviousness. Given this additional briefing and expert disclosures, the Court put off the summary judgment hearing until February 6, 2008, and then again until February 28, 2008.

        On March 21, 2008, the Court entered an order on the summary judgment motions filed by us and the defendants. The result of the ruling is that the only pending claims in the case are a claim by the defendants of patent infringement related to two patents. Losses to us from these remaining claims are a remote possibility. At this time, we do not believe that we will suffer any loss as a result of the Court's summary judgment ruling, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        6.     Class Action Lawsuit—

          a.     Stocke—On June 1, 2007, a putative class action complaint for violation of the federal securities laws against the Company and our Chief Executive Officer, Mark L. Yoseloff, and former Chief Financial Officer, Richard L. Baldwin, was filed in the U.S. District Court for the District of Nevada on behalf of persons who purportedly purchased our stock between December 22, 2006, and March 12, 2007. The case is entitled Joseph Stocke vs. Shuffle Master, Inc., Mark L. Yoseloff and Richard L. Baldwin. We, as well as, Dr. Yoseloff and Mr. Baldwin, were served with the complaint on June 6, 2007. The complaint asserts claims pursuant to Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. These claims allegedly relate to our March 12, 2007, announcement that we would restate our Fiscal Fourth Quarter and full year financial results. The complaint seeks compensatory damages in an unstated amount. On or about August 4, 2007, four plaintiffs moved the Court for appointment as lead plaintiff. No decision has yet been made. On or about September 6, 2007, one of those plaintiffs withdrew its application for appointment. For reasons discussed below, at this time, we have not responded to the complaint.

          b.    Armistead—On June 12, 2007, a second putative class action complaint for violation of the federal securities laws against the Company and Dr. Yoseloff and Mr. Baldwin was filed in the U.S. District Court for the District of Nevada. The case is entitled Robert Armistead, Jr. vs. Shuffle Master, Inc., Mark L. Yoseloff and Richard L. Baldwin. The Company, Dr. Yoseloff and Mr. Baldwin were served with the complaint on June 12, 2007. This lawsuit effectively mirrors the allegations in the Stocke lawsuit filed against these same defendants on June 1, 2007, except that the Armistead complaint was filed on behalf of persons who purchased our stock between March 20, 2006, and March 12, 2007.

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

12. COMMITMENTS AND CONTINGENCIES (Continued)

          c.     Tempel—On June 25, 2007, a third putative class action complaint for violation of the federal securities laws against the Company, Dr. Yoseloff and Mr. Baldwin was filed in the U.S. District Court for the District of Nevada. The case is entitled Andrew J. Tempel vs. Shuffle Master, Inc., Mark L. Yoseloff and Richard L. Baldwin. This lawsuit is a "copycat" lawsuit of the Stocke lawsuit filed against these same defendants on June 1, 2007.

        On June 22, 2007, a Joint Stipulation was filed in the U.S. District Court for the District of Nevada providing that all presently filed and any subsequently filed related class actions shall be consolidated and captioned In Re Shuffle Master, Inc. Securities Litigation. We are not required to answer, move against or otherwise respond to any class action complaints until a consolidated complaint is filed.

        On November 30, 2007, the Court appointed the "Shuffle Master Institutional Investor Group," consisting of the Tulsa Municipal Employees' Retirement Plan and the Oklahoma Firefighters Pension and Retirement System, as Lead Plaintiff. Grant & Eisenhofer is the Lead Plaintiff's counsel. The Lead Plaintiff had until mid-January 2008 to file an amended complaint, which date was further extended until February 5, 2008.

        The Company believes that all of the above purported class action suits are without merit and intends to vigorously defend each of these cases. Due to the uncertainty of the ultimate outcome of these matters, the impact on future financial results is not subject to reasonable estimates. However, we have tendered these cases to our Directors and Officers insurance carriers.

        A Consolidated Class Action Complaint ("Consolidated Complaint") was filed on February 5, 2008. The Consolidated Complaint asserts the same causes of action for violation of federal securities law as the initial lawsuits, and applies to a class period of February 1, 2006 to March 12, 2007. The Consolidated Complaint contains essentially the same material allegations as in the initial lawsuits, and also contains allegations arising out of the Company's acquisition of Stargames and disclosures concerning the Company's internal controls. This Consolidated Complaint supersedes all previously filed lawsuits covering this class period. On March 25, 2008, defendants filed a motion to dismiss. On May 2, 2008, Lead Plaintiffs filed an opposition to the defendants' Motion to Dismiss. On May 30, 2008, the defendants filed a reply brief in support of the motion. No hearing date has been set by the Court. At this time, we do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        7.     Shareholder Derivative Suits—

          a.     Shareholder Derivative Lawsuit I—On September 7, 2007, Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust filed a shareholder derivative complaint in the U.S. District Court for the District of Nevada against our CEO, Mark Yoseloff, our President, Paul Meyer, our former CFO, Richard Baldwin, our General Counsel, Jerome Smith, and the current members of our Board of Directors. The Company was also named as a nominal defendant. On September 24, 2007, plaintiffs voluntarily dismissed Jerome

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

12. COMMITMENTS AND CONTINGENCIES (Continued)

  Smith from the case without prejudice. The complaint, on behalf of the Company, alleges breach of fiduciary duty and related causes of action against the defendants. The allegations generally relate to the restatement of the Company's Fiscal 2006 annual results and our acquisition of Stargames. The complaint seeks an unspecified amount of damages.

          b.    Shareholder Derivative Lawsuit II—On September 17, 2007, Chad Hodgkins filed a shareholder derivative complaint against our CEO, Mark Yoseloff, our former CFO, Richard Baldwin, former Board of Directors member Todd Jordan and current Board of Directors members Mr. Saunders and Mr. Castle. The Company was also named as a nominal defendant. The complaint was filed in the U.S. District Court for the District of Nevada. The complaint, on behalf of the Company alleges breach of fiduciary duty and related causes of action against the defendants. The allegations generally relate to the restatement of the Company's Fiscal 2006 annual results, and are very similar to the allegations in the three class actions suits described above. The complaint seeks an unspecified amount of damages. We have tendered these cases to our Directors and Officers insurance carriers.

        On October 24, 2007, the Court approved a stipulation to transfer the Hodgkins case to Judge Dawson, who had already been assigned the Pirelli case. On November 9, 2007, the Court ordered the Hodgkins case to be consolidated into the Pirelli case. Additionally, any future derivative actions alleging similar facts and legal theories will be consolidated into the Pirelli case. The Law Firm of Coughlin Stoia Geller Rudman & Robbins LLP has been appointed lead counsel.

        On March 26, 2008, the Court approved an updated stipulation, which provided that plaintiffs will file a consolidated amended complaint on or about August 1, 2008. At this time, we do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        8.     Data Financial—On March 31, 2008, we filed a lawsuit for declaratory relief against Data Financial Business Services, Inc. ("Data Financial") in the Eighth Judicial District Court, Clark County, Nevada. The lawsuit revolves around the termination of a sales representative agreement wherein Data Financial was our sales representative in several States including: Wisconsin, South Dakota, North Dakota, parts of Minnesota and parts of Michigan. On April 25, 2008, Data Financial removed the case to the United States District Court for the District of Nevada. On April 30, 2008, we were served with an amended complaint filed by Data Financial in the Circuit Court, Milwaukee County, State of Wisconsin. This complaint also seeks declaratory relief.

        In certain papers filed in one of the pending actions, Data Financial claims that Data Financial will be entitled to in excess of $2,500 as a result of an alleged violation by us of the Wisconsin Fair Dealership Law in our termination of the sales representative agreement. On May 9, 2008, we signed a stipulation with Data Financial to stay certain actions in pending litigation matters until July 1, 2008 due to the parties' agreement to participate in mediation.

SHUFFLE MASTER, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited, in thousands, except unit/seat and per share amounts)

12. COMMITMENTS AND CONTINGENCIES (Continued)

On May 14, 2008, we filed a Motion to Remand the Nevada case from the United States District Court for the District of Nevada to the Eighth Judicial District Court. A mediation is now scheduled for June 24, 2008. At this time, we do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material

        We do not believe that we will suffer any loss, but if we did, such loss, at this time, cannot be reasonably estimated. Further, subject to judicial risks beyond our control, we do not believe that the loss, if any, would be material.

        See Note 13 for any subsequent events relating to the above legal proceedings.

13. SUBSEQUENT EVENTS

        Legal Proceedings update.    (The numbered items correspond to the numbered items of the Legal Proceedings set forth in Note 12):

          3.     GEI—On May 20, 2008, the Court set a hearing for June 9, 2008 on our Motion for a Default Judgment.

          6.     Class Action Lawsuit—On May 2, 2008, lead plaintiffs filed an opposition to the defendant's Motion to Dismiss. On May 30, 2008, the defendants filed a reply brief in support of the motion. No hearing date has been set by the Court.

You should rely only on the information contained in this prospectus or to which we have referred you, including any free writing prospectus that we file with the Securities Exchange Commission relating to this offering. We have not authorized any other person to provide you with different information. We are only offering to sell, and seeking offers to buy, the common stock in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Shuffle Master, Inc.

                    Shares

Common Stock

Deutsche Bank Securities
Wachovia Securities
KeyBanc Capital Markets
Brean Murray, Carret & Co.

Prospectus

               , 2008

PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

        The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

SEC Registration fee	$3,390
FINRA filing fee	$9,125
Printing and engraving expenses	$200,000
Legal fees and expenses	$500,000
Accounting fees and expenses	$150,000
Blue sky fees and expenses	$25,000
Custodian and transfer agent fees	$10,000
Miscellaneous fees and expenses	$27,485

Total	$925,000

Item 14.    Indemnification of Directors and Officers

        Section 302A.521 of the Minnesota Business Corporation Act provides that, unless prohibited or limited by a corporation's articles of incorporation or bylaws, the corporation must indemnify its current and former officers, directors, employees and agents against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement and which were incurred in connection with actions, suits, or proceedings in which such persons are parties by reason of the fact that they are or were an officer, director, employee or agent of the corporation, if they: (i) have not been indemnified by another organization; (ii) acted in good faith; (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed that the conduct was in the best interests of the corporation. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

        Article VI of the Amended and Restated Bylaws of the Registrant provides that the Registrant shall exercise, as fully as may be permitted by law, its power of indemnification, and that the foregoing right of indemnification shall not be exclusive of other rights to which a person shall be entitled as a matter of law.

Item 15.    Recent Sales of Unregistered Securities

        Since June 1, 2005, we granted to our officers, employees and consultants 1,057,000 options to purchase shares of common stock under our 2004 Equity Incentive Plan, with per share exercise prices ranging from $5.00 to $33.36, and issued 63,688 shares of common stock upon exercise of such stock options. Since June 1, 2005, we granted to our non-employee directors 281,000 options to purchase shares of common stock under our 2004 Equity

Incentive Plan for Non-Employee Directors, with per share exercise prices ranging from $6.00 to $31.41, and issued 44,800 shares of common stock upon exercise of such stock options. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701, Regulation D or Regulation S promulgated under the Securities Act or Section 4(2) of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1	Articles of Incorporation of Shuffle Master, Inc. as amended July 15, 1992 (Incorporated by reference to exhibit 3.2 in our Annual Report on Form 10-K for the year ended October 31, 1995).
3.2	Articles of Amendment to Articles of Incorporation of Shuffle Master, Inc., effective January 14, 2005 (Incorporated by reference to exhibit 3.2 to our Annual Report on Form 10-K, filed January 13, 2005).
3.3	Articles of Correction of Articles of Amendment of Articles of Incorporation of Shuffle Master, Inc., effective March 15, 2005 (Incorporated by reference to exhibit 3.1 to our Current Report on Form 8-K, filed March 18, 2005).
3.4	Bylaws of Shuffle Master, Inc., as amended and restated (Incorporated by reference to exhibit 3.2 in our Quarterly Report on Form 10-Q for the quarter ended July 31, 2002).
3.5	Amendment to Shuffle Master's Corporate Bylaws, as adopted by our board of directors on January 11, 2005 (Incorporated by reference to exhibit 3.4 to our Annual Report on Form 10-K, filed January 13, 2005).
4.1	Shareholder Rights Plan dated June 26, 1998 (Incorporated by reference to our Current Report on Form 8-A dated July 10, 1998).
4.2	Amendment No. 1 to Rights Agreement dated January 25, 2005 (Incorporated by reference to our Current Report on Form 8-K dated February 10, 2005).
4.3	Amendment to Rights Agreement dated June 26, 2008 (Incorporated by reference to our Current Report on Form 8-K dated July 2, 2008.)
4.4	Registration Rights Agreement dated May 13, 2004, by and between Casinos Austria AG on the one hand and Shuffle Master, Inc. on the other hand (Incorporated by reference to exhibit 10.2 in our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).
4.5	Agreement and Guaranty dated May 12, 2004, by and between Casinos Austria AG and Cai Casinoinvest Middle East GMBH on the one hand and Shuffle Master, Inc. on the other hand (Incorporated by reference to exhibit 10.3 in our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).
4.6	Purchase Agreement, dated April 15, 2004, among Shuffle Master, Inc. and Deutsche Bank Securities, Inc. relating to the 1.25% Contingent Convertible Senior Notes due 2024 (Incorporated by reference to exhibit 10.4 in our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).
4.6	Registration Rights Agreement dated April 21, 2004, among Shuffle Master, Inc. and Deutsche Bank Securities Inc. and Goldman, Sachs & Co relating to the 1.25% Contingent Convertible Senior Notes due 2024 (Incorporated by reference to exhibit 10.5 in our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).

4.7	Indenture, dated as of April 21, 2004, between Shuffle Master, Inc. and Wells Fargo Bank, N. A. relating to the 1.25% Contingent Convertible Senior Notes due 2024 (Incorporated by reference to exhibit 10.6 in our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).
5.1*	Opinion of Larkin Hoffman Daly & Lindgren Ltd.
10.1	Shuffle Master, Inc. 2002 Stock Option Plan (Incorporated by reference to Exhibit B in our Proxy Statement dated February 11, 2002).
10.2	Amendment to the Shuffle Master, Inc. 2002 Stock Option Plan (Incorporated by reference to exhibit 10.33 in our Quarterly Report on Form 10-Q for the quarter ended April 30, 2002).
10.3	Shuffle Master, Inc. Restated Outside Directors' Option Plan dated January 24, 2002 (Incorporated by reference to exhibit 10.32 in our Annual Report on Form 10-K for the year ended October 31, 2001).
10.4	Shuffle Master, Inc. 2004 Equity Incentive Plan (Incorporated by reference to our Proxy Statement dated February 23, 2004).
10.5	Shuffle Master, Inc. 2004 Equity Incentive Plan for Non-Employee Directors (Incorporated by reference to our Proxy Statement dated February 23, 2004).
10.6	Employment Agreement, by and between Shuffle Master, Inc. and Mark Yoseloff, dated February 23, 2004 (Incorporated by reference to exhibit 10.1 in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2004).
10.7	Covenant Not to Compete by and between Shuffle Master, Inc. and Mark L. Yoseloff, dated February 23, 2004 (Incorporated by reference to exhibit 10.2 in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2004).
10.8	First amendment to Employment Agreement, by and between Shuffle Master, Inc. and Mark L. Yoseloff (Incorporated by reference to exhibit 10.1 in our Current Report on Form 8-K, filed June 8, 2007).
10.9	Employment Agreement, by and between Shuffle Master, Inc. and Brooke Dunn, dated January 9, 2006 (Incorporated by reference to exhibit 10.5 in our Annual Report on Form 10-K for the year ended October 31, 2005).
10.10	Employment Agreement by and between Shuffle Master, Inc. and Paul Meyer dated October 31, 2005 (Incorporated by reference to exhibit 10.1 in our Current Report on Form 8-K, filed on November 4, 2005).
10.11	Patent Purchase Agreement by and between International Game Technology and Shuffle Master, Inc. dated June 13, 2005 (request for confidential treatment filed with SEC) (Incorporated by reference to exhibit 10.1 of our Quarterly Report on Form 10-K, filed September 9, 2005).
10.12	Product Development and Integration Agreement by and among Shuffle Master, Inc., Progressive Gaming International Corporation and International Game Technology dated June 13, 2005 (request for confidential treatment filed with SEC) (Incorporated by reference to exhibit 10.2 of our Quarterly Report filed September 6, 2006 (confidential Treatment requested under 17 C. F. R. Section 240.24b-2).
10.13	Distributorship Agreement by and between Machines Games Automatics, S.A. and Shuffle Master GMBH & CO KG dated May 17, 2005 (request for confidential treatment filed with SEC) (filed as exhibit 10.1 to our Current Report on Form 8-K, filed September 16, 2005)
10.14	Call Option Deed by and between Shuffle Master, Inc. and CVC Limited dated November 15, 2005 (Incorporated by reference to exhibit 10.1 of our Current Report on Form 8-K, filed November 15, 2005).

10.15	Call Option Deed by and between Shuffle Master, Inc. and CVC Communication and Technology Pty Ltd. dated November 15, 2005 (Incorporated by reference to exhibit 10.2 of our Current Report on Form 8-K, filed November 15, 2005).
10.16	Pre-Bid Agreement between Shuffle Master, Inc. and Stargames Corporation Pty Limited dated November 15, 2005 (Incorporated by reference to exhibit 10.3 of our Current Report on Form 8-K, filed November 15, 2005).
10.17	Shuffle Master Australasia Pty Ltd's Bidder Statement, along with Stargames' Target Statement, each dated November 15, 2005 (Incorporated by reference to exhibit 10.4 of our Current Report on Form 8-K, filed November 15, 2005).
10.18	Patent Licensing Agreement between Shuffle Master, Inc. and Progressive Gaming International Corporation dated September 29, 2006 (Request for Confidential Treatment filed with SEC).
10.19	Credit Agreement, dated November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A. (Incorporated by reference to exhibit 10.1 of our Current Report on Form 8-K, filed December 6, 2006).
10.20	Amendment No. 1, dated April 5, 2007 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (Incorporated by reference to exhibit 10.1 in our Current Report on Form 8-K, filed April 6, 2007).
10.21	Security Agreement, dated November 30, 2006, between Shuffle Master, Inc. and the guarantors party thereto in favor of Deutche Bank Trust Company Americas (Incorporated by reference to exhibit 10.2 of our Current Report on Form 8-K, filed December 6, 2006).
10.22	Purchase Agreement by and among Shuffle Master, Inc., on the one hand, and Progressive Gaming International and Progressive Games, Inc. on the other hand, dated September 26, 2007 (Incorporated by reference to exhibit 10.1 (a) in our Current Report on form 8-K, filed September 28, 2007).
10.23	Amended and Restated License Agreement by and among Shuffle Master, Inc., on the one hand, and Progressive Gaming International on the other hand, dated September 26, 2007 (Incorporated by reference to exhibit 10.1 (b) in our Current Report on Form 8-K, filed September 28, 2007).
10.24	Software Distribution License Agreement by and among Shuffle Master, Inc. and its affiliates, on the one hand, and Progressive Gaming International Corporation and its affiliates, on the other hand, dated September 26, 2007 (Incorporated by reference to exhibit 10.1 in our Current Report on form 8-K, filed October 2, 2007).
10.25	First amendment to Employment Agreement, by and between Shuffle Master, Inc. and Brooke Dunn (Incorporated by reference to exhibit 10.1 in our Current Report on Form 8-K, filed January 11, 2008).
10.26	Second Amendment to Employment Agreement, dated July 10, 2008, by and between Shuffle Master, Inc. and Mark Yoseloff (Incorporated by reference to our Current Report on Form 8-K dated July 11, 2008).
10.27*	Form of Lock Up Agreement to be entered into by Deutsche Bank Securities Inc. and the directors and officers of Shuffle Master, Inc.
10.28*	Amendment No. 2 to Credit Agreement, dated July 14, 2008, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A.
21.1	List of subsidiaries of the Registrant (Incorporated by reference to exhibit 21 in our Annual Report on Form 10-K/A for the year ended October 31, 2007).

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2	Consent of Larkin Hoffman Daly & Lindgren Ltd. (included in Exhibit 5.1).

*
Filed herewith.

(b)    Financial Statement Schedules

        Schedule II—Valuation and Qualifying Accounts and Reserves

        Other schedules are omitted because they are not required.

Item 17.    Undertakings

        We undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions summarized in Item 14 above or otherwise, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered in this offering, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

        We undertake that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on July 14, 2008.

SHUFFLE MASTER, INC.
By:	/s/ MARK L. YOSELOFF Mark L. Yoseloff Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MARK L. YOSELOFF Mark L. Yoseloff	Chief Executive Officer and Chairman (Principal Executive Officer)	July 14, 2008
/s/ PAUL C. MEYER Paul C. Meyer	President and Chief Operating Officer	July 14, 2008
/s/ COREEN SAWDON Coreen Sawdon	Acting Chief Financial Officer and Chief Accounting Officer (Principal Financial and Accounting Officer)	July 14, 2008
* Garry W. Saunders	Director	July 14, 2008
* Louis Castle	Director	July 14, 2008
* Phillip C. Peckman	Director	July 14, 2008
* John R. Bailey	Director	July 14, 2008
*/s/ JEROME R. SMITH Jerome R. Smith Attorney-in-fact